UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

TO

FORM 10

FEDERAL HOME LOAN BANK OF SEATTLE

(Exact Name of Registrant as Specified in Its Charter)

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Federally chartered corporation	91-0852005
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1501 Fourth Avenue, Suite 1800, Seattle, WA	98101-1693
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (206) 340-2300

Securities to be registered pursuant to Section 12(g) of the Act:

Class B(1) Common Stock, $100 par value per share

(Title of class)

Class B(2) Common Stock, $100 par value per share

(Title of class)

FEDERAL HOME LOAN BANK OF SEATTLE

This amendment no. 1 to the registration statement on Form 10 (the “registration statement”) includes a number of forward-looking statements that reflect the Federal Home Loan Bank of Seattle’s current views with respect to future events and financial performance. Please see “Item 1A. Risk Factors” and “Item 2. Financial Information—Forward-Looking Statements” on pages 33 and 41, for further discussion of risks and forward-looking information. In this registration statement, “we,” “our,” “us,” and “Seattle Bank” refer to the Federal Home Loan Bank of Seattle.

i

ITEM 1. BUSINESS

Overview

The Federal Home Loan Bank of Seattle, or the Seattle Bank, a federally chartered corporation organized in 1964, is a member-owned cooperative. Our mission is to provide liquidity, funding, and services to enhance our members’ success and the availability of affordable homes and economic development in their communities. Historically, we have pursued our mission through two business segments: traditional member finance and our Mortgage Purchase Program, or MPP. Through traditional member finance, we provide our financial institution members and other approved nonmember borrowers with loans, which we refer to as advances, as well as other products and services. Through our MPP, we purchased mortgage loans from participating members, although we announced in March 2005 that we would be exiting the MPP and have been exiting the MPP since that time as described in more detail below. We conduct most of our business with or through our members, and we do not conduct our business directly with the general public. For the quarter ended March 31, 2006, we reported net income of $8.0 million, and as of March 31, 2006, we had total assets of $53.4 billion, total deposits of $906.2 million, and retained earnings of $76.8 million. For the year ended December 31, 2005, we reported net income of $1.7 million, and as of December 31, 2005, we had total assets of $52.5 billion, total deposits of $800.8 million, and retained earnings of $68.8 million.

We also work with our members and a variety of other entities, including non-profit organizations, to provide affordable housing and community economic development funds through direct subsidy grants and low- or no-interest loans, for individuals and communities in need. We fund these grants and loans through the Affordable Housing Program, or AHP, and a number of other community investment programs.

The Seattle Bank is one of 12 Federal Home Loan Banks, or FHLBanks, that, along with the Federal Housing Finance Board, or Finance Board, and the Office of Finance, comprise the Federal Home Loan Bank System, or FHLBank System. The FHLBank System was created by Congress under the authority of the Federal Home Loan Bank Act of 1932, as amended, or the FHLBank Act, to ensure the availability of housing funds to expand home ownership throughout the nation. The 12 FHLBanks are government-sponsored enterprises, or GSEs, of the United States of America. Each FHLBank is a separate entity with its own board of directors, management, and employees. The 12 FHLBanks are located throughout the United States, with each FHLBank responsible for a particular district. The Seattle Bank is responsible for the Twelfth District, which includes the states of Alaska, Hawaii, Idaho, Montana, Oregon, Utah, Washington, and Wyoming, as well as the U.S. territories of American Samoa, Guam, and the Northern Mariana Islands.

The primary sources of funding for all of the FHLBanks consist of consolidated obligation bonds and discount notes, which are referred to collectively as consolidated obligations. The Office of Finance, a joint office of the FHLBanks created by the Finance Board, acts as an authorized agent of the FHLBanks, facilitating and executing the issuance of consolidated obligations on behalf of the FHLBanks. The U.S. government does not guarantee, directly or indirectly, the consolidated obligations or other obligations of any of the FHLBanks. Consolidated obligations are the joint and several obligations of the 12 FHLBanks. As of March 31, 2006, the aggregate par value of consolidated obligations outstanding for the FHLBank System was $935.8 billion. However, individual banks are primarily liable for an allocated portion of the consolidated obligations in which they participate. As of March 31, 2006, the Seattle Bank was the primary obligor on $49.5 billion par value of consolidated obligations.

The Seattle Bank’s annual net income decreased over the five years ended December 31, 2005, and we reported net losses for the quarters ended June 30, 2005 and December 31, 2005. As of March 31, 2006, we had net unrealized market value losses of $370 million, which are not reflected in our March 31, 2006 Statement of Condition and are likely to depress our net income over future periods. Because of these net unrealized market value losses, the ratio of the market value of our equity to the book value of our equity was 83% as of March 31, 2006. Our net unrealized market value losses have decreased since March 31, 2006, to $332 million as of April 30, 2006, increasing the ratio of the market value of our equity to the book value of our equity to 85%. We measure the market value of our equity as the present value of the expected net cash flows from all our existing assets, liabilities, and commitments. The amount of our net unrealized market value losses involves estimates of the market values of our assets, liabilities, and commitments, which we discuss in greater depth in “Item 2. Financial Information— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”

The decline in our net income from December 31, 2001 to December 31, 2005, and the loss for the quarters ended June 30, 2005 and December 31, 2005, resulted from specific strategic decisions and actions we took between 2001 and the end of 2005. Assuming the continuation of the current interest-rate environment, which reflects an essentially flat yield curve, we anticipate that our earnings will increase in 2006 and later years. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Trends.”

In December 2004, we entered into an agreement with the Finance Board, which we refer to as the Finance Board agreement, that imposed certain requirements on us that are intended to strengthen our risk management, capital structure, corporate governance, and capital plan. The Finance Board agreement required us to, among other things, develop a three-year business and capital management plan that is acceptable to the Office of Supervision of the Finance Board, or the Office of Supervision. On April 5, 2005, we submitted the three-year business and capital management plan to the Office of Supervision, and on May 18, 2005, the Office of Supervision accepted our plan, subject to our adoption of certain dividend and stock repurchase restrictions. We refer to the three-year business and capital management plan, as updated from time to time, as the business plan. The business plan focuses on the Seattle Bank’s traditional mission assets—our advances—to support housing and economic development in the communities served by our member institutions. In implementing the business plan, we are developing and implementing strategies designed to improve the Seattle Bank’s financial position by decreasing our exposure to interest-rate fluctuations. These strategies include exiting the MPP, which should reduce both our interest-rate risk and the hedging and operating costs associated with the MPP.

Our Board of Directors has directed and overseen a number of actions to change the Seattle Bank’s business focus in accordance with the business plan. These actions include, among others:

•	refocusing our strategic direction on advances,

•	exiting the MPP by no longer entering into new master commitment contracts and selling $1.4 billion of our government-insured mortgage loans,

•	restructuring our finance division and creating an independent risk management division to implement more stringent risk management controls and to upgrade our market-risk management processes,

•	decreasing our staff by 66 employees during 2005 to reduce overall expenses, and

•	approving amendments to our capital plan to create an excess stock pool to permit members to use other members’ excess stock and to create Class A stock, in each case, to support new advances, subject to approval by the Finance Board.

To lead the Seattle Bank in refocusing our business, the Board of Directors appointed James E. Gilleran as our President and Chief Executive Officer effective June 2005. In addition, the Board of Directors appointed Richard M. Riccobono as our Executive Vice President, Chief Operating Officer effective August 2005, and Mark R. Szczepaniak as our Chief Financial Officer effective July 2005. For more information regarding these matters, see “Item 1. Business—Regulation—Finance Board Agreement and Business Plan,” “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—The Finance Board Agreement; the Business Plan; and Changes in Our Retained Earnings, Dividend Payment and Stock Repurchase Policies,” and “Item 5. Board of Directors and Executive Officers.”

Additional information regarding the Seattle Bank can be found on its website at www.fhlbsea.com. Information found on the Seattle Bank’s website is not incorporated by reference into this registration statement.

Membership

The Seattle Bank is a cooperative that is owned by member financial institutions located within our district. All federally insured depository institutions and insurance companies engaged in residential housing finance and community financial institutions located in the Seattle Bank’s district are eligible to apply for membership. Eligible institutions must purchase capital stock in the Seattle Bank as a condition of membership. Members generally are assigned a credit line at the time they join, based on our evaluation of their financial condition, and are eligible to receive dividends, when and if payable, on their capital stock investment. Members are subject to activity-based capital stock purchase requirements, which may require them to purchase additional stock if the amount of business they do with us increases. All of our outstanding capital stock is owned by our members, except in limited circumstances, for example, for a period after a member is acquired by a nonmember.

In June 2005, as part of our refocus on advances, our Board of Directors implemented a change to the member capital stock purchase requirements that allows members to access more advances funding based on their outstanding membership capital stock. In addition, in May 2006, the Board approved amendments to our capital plan to create an excess stock pool to permit members to use other members’ excess stock and to create Class A stock, in each case, to support new advances, subject to approval by the Finance Board. For more information relating to membership requirements, obligations, and rights, see “Item 11. Description of Registrant’s Securities to Be Registered.” Dividend and stock repurchase restrictions and the other capital management requirements and strategies we have implemented, however, may limit member demand for our advances. See “Item 1A. Risk Factors—Our restrictions on dividend payments and certain stock repurchases, together with other capital management requirements and strategies we have implemented, have limited, and will continue to limit, member demand for advances and other products and may limit our ability to attract new members.” From time to time, our capacity to make advances to members may be constrained by the capital-to-assets ratio requirements described in “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Capital Resources—Statutory Capital Requirements.”

As of March 31, 2006, the Seattle Bank had 373 members, which represented more than one-third of the financial institutions in our district eligible for membership. We also had four additional stockholders that were nonmembers holding capital stock as a result of acquisitions that are awaiting redemption of their stock by us. Six of our members were housing associates that did not own our stock. As of March 31, 2006, 14 of our members had requested withdrawal from membership.

Since 1999, membership has grown from 336, although our membership growth has slowed in recent years. The composition of our membership has remained essentially the same during that time, with commercial banks and thrifts comprising between 77% and 86% and credit unions between 14% and 22% of our membership. The tables below show the capital stock holdings and the geographic locations of our stockholders, by type, as of March 31, 2006.

Type of Institutions	Number of Institutions	Total Value of Capital Stock Held
		(in thousands)
Commercial banks	246	$1,022,142
Thrifts	38	1,026,205
Credit unions	82	141,260
Insurance companies	5	9,609

Total	371	$2,199,216

State or Territory	Commercial Banks	Thrifts	Credit Unions	Insurance Companies	Total
Alaska	6	1	5	0	12
American Samoa	1	0	0	0	1
Guam	2	1	1	0	4
Hawaii	5	2	5	0	12
Idaho	13	3	2	1	19
Montana	60	2	7	0	69
Ohio*	1	0	0	0	1
Oregon	30	2	18	1	51
Utah	32	3	12	1	48
Washington	64	21	28	2	115
Wyoming	32	3	4	0	39

Total	246	38	82	5	371

*	Out-of-district nonmember stockholder holding capital stock as a result of an acquisition, pending redemption.

The value of membership in the Seattle Bank has historically been derived primarily from the following aspects of our business:

•	the relatively low rates at which members can borrow from us, which stems from our ability to raise funds in the financial markets at favorable interest rates through consolidated obligations, due primarily to the FHLBank System’s “AAA” credit rating;

•	the access we provide to readily available funding for liquidity purposes;

•	the access we provide to grants and below-market-rate loans for affordable housing and economic development;

•	the access we historically provided to a competitively priced secondary mortgage market alternative; and

•	the dividends that we have paid to members until recently, which historically have represented a significant portion of our earnings.

To provide value to our members, we leverage our capital stock through the issuance of FHLBank System debt in the form of consolidated obligations. We have used a majority of the proceeds from the sale of consolidated obligations on which we are the primary obligor to provide advances to member and approved nonmember borrowers and to purchase mortgage loans under the MPP. We have also used the proceeds from consolidated obligations on which we are the primary obligor to purchase investments in high-quality financial instruments, including consolidated obligations on which other FHLBanks are the primary obligors, with the goal of achieving market-rate returns on our investments. Interest income from our credit products, mortgages, and investments is used to pay our interest expenses, operating expenses, other costs, and dividends to our members.

Business Segments

We have historically offered products and services through two operating segments: traditional member finance and the MPP. Our traditional member finance activities include making advances, providing letters of credit, accepting deposits, and providing securities safekeeping and other services. Also included in this operating segment are investments in short-term-to-maturity and long-term-to-maturity financial instruments for managing liquidity and generating income on member capital. Through our MPP, we purchased mortgage loans directly from participating members. However, since March 2005, when we announced that we would be refocusing our business on advances, we have ceased entering into new master commitment contracts, are working with our participating members to close out existing MPP relationships, and sold $1.4 billion of our government-insured mortgage loans. We are exiting from the MPP as part of the business plan to help us decrease our exposure to interest-rate risk and reduce our hedging and operating costs associated with the MPP.

Each segment also includes the debt funding and derivative instruments either specifically associated with or allocated to the segment’s assets. These derivative instruments are used as economic hedges to manage our overall interest-rate risk. The traditional member finance segment generated $11.8 million in net interest income and $4.1 million in net income for the quarter ended March 31, 2006. The MPP segment generated $8.5 million in net interest income and $3.9 million in net income for the quarter ended March 31, 2006. For additional information regarding income and assets, see “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results” and “Item 13. Financial Statements and Supplementary Data.”

Traditional Member Finance

Advances

We make advances to our member and approved nonmember borrowers at competitive rates, with maturities ranging from overnight to 30 years. Advances can be customized to meet a borrower’s special funding needs, using a variety of interest-rate indices, maturities, amortization schedules, and embedded options such as call or put options. Borrowers pledge mortgage loans and other eligible collateral, such as U.S. Treasury or agency securities, to secure these advances. With the exception of overnight and other very short-term advances, we generally do not make advances of less than $100,000.

As of March 31, 2006, we had 226 member borrowers with outstanding advances totaling $21.9 billion, and four approved nonmember borrowers with outstanding advances totaling $51.3 million.

Advances to Members. Advances generally support our members’ mortgage lending activities. In addition, advances made to member community financial institutions may be used for the purpose of providing loans to small businesses, small farms, and small agribusinesses. Community financial institutions are financial institutions that, in 2005, had average assets over the last three years of no more than $567 million.

Advances help our members manage their assets and liabilities and serve as a funding source for a variety of member uses, including mortgage loans that members may be unable or unwilling to sell in the secondary mortgage market. Advances matched to the maturity and prepayment characteristics of mortgage loans can reduce a member’s interest-rate risk associated with holding mortgage loans. Accordingly, advances support important housing markets, including those focused on low-, and moderate-income households. In addition, advances provide members with a low-cost source of liquidity, reducing their need to hold low-yielding liquid assets financed with longer-term, more expensive debt, and provide long-term financing to support our members’ balance sheet management strategies. For example, for members that choose to sell their mortgage loans in the secondary mortgage markets, advances can provide funding for temporary liquidity needs. Advances also provide competitively priced wholesale funding to smaller community lenders that typically do not have access to many of the funding alternatives available to larger financial organizations, such as repurchase agreements, commercial paper, and brokered deposits.

Advances to Nonmembers. Under the FHLBank Act, we are permitted to make advances to nonmembers that are approved under Title II of the National Housing Act, which we sometimes refer to as approved nonmember borrowers. These approved nonmember borrowers are not subject to all of the provisions of the FHLBank Act that apply to our members. For example, they have no capital stock purchase requirements, although the same regulatory lending requirements generally apply to them as apply to members. An approved nonmember borrower must be a government agency or be chartered under federal or state law with rights and powers similar to those of a corporation, and it must lend its own funds as its principal activity in the mortgage lending field. The financial condition of an approved nonmember borrower must be such that, in our sole opinion, we can safely make advances to the approved nonmember borrower.

Types of Advances. The Seattle Bank offers a variety of advances, including the following:

•

Cash Management Advances. Cash management advances are short-term, variable-rate advances designed to provide immediate and flexible funding to meet borrowers’ daily liquidity needs. A cash management advance is an open-note program, similar to a revolving line of credit or a federal funds line. Outstanding cash management advance balances are automatically renewed unless paid off by the borrower. Borrowers can increase or decrease cash management advance balances daily. Cash management advance rates are based on overnight federal funds rates and are reset daily. There are no minimum dollar amounts for cash management advances.

•	Fixed-Rate Advances. Fixed-rate advances include short-term advances with maturities from seven days to one year and long-term, fixed-rate advances with maturities from one year to 30 years. In both cases, principal is due at maturity. Principal may be prepaid prior to maturity, subject to a prepayment fee. We determine the amount of fees charged for prepayments using the interest rate, amount, and the remaining time to maturity of the prepaid advance, and our cost of funds at the time the advance is prepaid. The calculation of prepayment fees is intended to make us economically indifferent to a borrower’s decision to prepay an advance.

•	Putable Advances. Putable advances have a fixed interest rate and include an option for us to terminate the advance on specific dates throughout the term of the advance following a specified period of time, which we refer to as a lock-out period. In exchange for our option, the borrower pays a lower rate on the advance. Maturities range from one to 10 years, with lock-out periods of three months to five years or longer. At the end of the lock-out period, and on a periodic basis thereafter, we may terminate the advance at our discretion. If we elect to terminate the advance, the member may apply for a new advance at the then-current advance rates, subject to all applicable credit requirements.

•	Amortizing Advances. Amortizing advances are fixed-rate, fixed-term advances, where the principal is repaid over the term of the advance, generally on a straight-line basis. Maturities range from two to 30 years. Amortizing advances allow borrowers to reduce the principal level of their advances in tandem with their funded assets, such as mortgage loans.

•	Adjustable Advances. Adjustable advances are adjustable-rate, fixed-term advances with interest rates based on a spread to a specified market interest-rate index, such as the London Interbank Offered Rate, known as LIBOR, or prime. Maturities range from one to five years. Adjustable advances are also subject to prepayment fees. However, because interest rates on adjustable advances track rates in the financial markets, prepayment fees are generally minimal.

The types of advances outstanding as of March 31, 2006 and the amount of income generated by each advance type for the quarter ended March 31, 2006 are described in the table below.

	As of March 31, 2006		For the Three Months Ended March 31, 2006
Advance Type	Advances Outstanding	Percent of Total Advances Outstanding	Advances Income	Percent of Advances Income
	(dollars in thousands)
Cash management advances	$1,156,350	5.26	$16,889	6.87
Short-term/long-term fixed-rate advances	13,013,237	59.18	140,785	57.28
Putable advances	3,438,946	15.64	37,789	15.37
Amortizing advances	747,401	3.40	9,477	3.86
Adjustable advances	3,634,124	16.53	40,846	16.62

Total par value of advances	21,990,058	100.00	245,786	100.00
Unamortized discount on advances* and commitment fees	(9,069)		518
Derivative hedging adjustments	(56,746)		3,574

Total	$21,924,243		$249,878

*	Includes prepayment fees received in connection with restructures of advances.

In addition, the Seattle Bank issues letters of credit that provide members an efficient and low-cost vehicle to secure contractual agreements, enhance credit profiles, improve asset and liability management, and collateralize public deposits. Terms are individually structured to meet member needs. As of March 31, 2006, our outstanding letters of credit totaled approximately $117.7 million.

Security Interests. We are required under the FHLBank Act to obtain and maintain a security interest in eligible collateral at the time we originate or renew an advance. Eligible collateral for member borrowers includes:

•	whole first mortgage loans on improved residential property or securities representing a whole interest in the mortgage loans;

•	securities issued, insured, or guaranteed by the U.S. government or any of its agencies, such as mortgage-backed securities issued or guaranteed by the Government National Mortgage Association (Ginnie Mae);

•	mortgage-backed securities issued or guaranteed by Federal National Mortgage Association (Fannie Mae) or Federal Home Loan Mortgage Corporation (Freddie Mac), neither of which are guaranteed, directly or indirectly, by the U.S. government;

•	cash or other deposits in the Seattle Bank; and

•	other acceptable real estate-related collateral that has a readily ascertainable value, can be liquidated in due course, and in which we can perfect a security interest.

As additional security for a member borrower’s indebtedness, we have a statutory lien on our member borrowers’ capital stock in the Seattle Bank. Community financial institutions have the benefit of expanded statutory collateral provisions dealing with small business, small farm, or small agribusiness loans.

Nonmember borrowers are subject to more stringent collateral requirements than are member borrowers. For example, collateral generally is limited to whole first mortgage loans on improved residential real estate that are insured by the Federal Housing Administration, or FHA, of the U.S. Department of Housing and Urban Development under Title II of the National Housing Act. Securities that represent a whole interest in the principal and interest payments due on a pool of FHA mortgage loans also are eligible. Collateral for nonmember borrowers is maintained in the physical possession of the Seattle Bank.

We do not accept as eligible collateral loans held for sale pending purchase by a secondary market investor, unless the borrower has been specifically approved by the Seattle Bank’s credit committee for participation in an available-for-sale program.

We use three basic categories of collateral control arrangements to secure our interests: blanket pledge, segregation/listing, and physical possession.

Control Category	Physical Delivery (Yes/No)	Summary Description
Blanket Pledge	Loans: No Securities: Yes	Member borrowers are not required to physically deliver loan documents to us. Instead, we monitor estimated collateral levels from regulatory financial reports filed quarterly with the member borrower’s regulator or, for types of collateral not readily ascertainable from the regulatory financial reports, from specific member-prepared schedules provided to us on a periodic basis. All securities collateral must be specifically pledged and delivered to a controlled account at either the Seattle Bank or a third-party custodian approved by us.

Segregation/Listing	Loans: No Securities: Yes	Member borrowers are required to periodically submit a listing of their pledged loan collateral and must be prepared to deliver the collateral to us if requested to do so. All securities collateral must be specifically pledged and delivered to a controlled account at either the Seattle Bank or a third-party custodian approved by us.

Physical Possession	Loans: Yes Securities: Yes	All collateral used in determining borrowing capacity is delivered to us. Securities pledged are delivered to a controlled account at the Seattle Bank.

We determine the appropriate collateral control category based on a risk analysis of the member borrower, using regulatory financial reports and other information. Collateral needed to meet minimum requirements must be owned directly by the member borrower, or in certain cases, a member’s affiliate approved by us, and must be identified on the member’s or affiliate’s books and records as being pledged to us. Member borrowers must comply with collateral requirements before we fund an advance. Member borrowers are required to maintain eligible collateral, free and clear of pledges, liens, or other encumbrances of third parties, in an amount that covers outstanding indebtedness due to us. Member borrowers must maintain appropriate tracking controls and reports to ensure compliance with this requirement.

The Competitive Equality Banking Act of 1987 affords priority to any security interest granted to us by any of our member borrowers over the claims and rights of any party, including any receiver, conservator, trustee, or similar party having rights as a lien creditor. The only two exceptions to this priority are claims and rights that would be entitled to priority under otherwise applicable law or that are held by actual bona fide purchasers for value or by parties that have actual perfected security interests in the collateral. In addition, our claims are given certain preferences pursuant to the receivership provisions in the Federal Deposit Insurance Act. Most member borrowers grant us a blanket lien covering substantially all of the member borrower’s assets and consent to our filing a financing statement evidencing the blanket lien, which we do as a standard practice.

Based on the security provided by the blanket lien, the financing statement, and the statutory preferences, we do not take control of the collateral, other than securities collateral, pledged by member borrowers under the blanket pledge or segregation/listing categories. We generally will further secure our security interests by taking physical possession (or control) of the supporting collateral if we determine the financial or other condition of a particular member borrower so warrants. In addition, we generally take physical possession of collateral pledged by non-depository institutions (e.g., insurance companies and approved nonmember borrowers) to ensure that an advance is as secure as the security interest in collateral pledged by depository institutions.

Typically, we charge collateral management and safekeeping fees on collateral delivered to the Seattle Bank or its custodians.

Borrowing Capacity. Borrowing capacity depends on the type of collateral provided by a borrower, whether a member or a nonmember. The table below shows, for each type of collateral, the borrowing capacity as a percentage of the collateral’s value. To determine the value against which we apply these specified discounts, we generally use discounted cash flows for mortgage loans and a third-party pricing source for securities for which there is an established market.

Type of Collateral	Borrowing Capacity
U.S. Treasury and other government agency* securities	95 – 97%
U.S. Treasury and other government agency* debentures and non-agency rated mortgage-backed securities	80 – 87%
Eligible first-lien single or multi-family mortgage loans	80 – 83%
Other eligible collateral and community financial institutions collateral	50 – 60%

*	Includes GSEs such as Fannie Mae, Freddie Mac, and other FHLBanks, as well as other U.S. agencies such as Ginnie Mae, the Farm Services Agency, Small Business Administration, Bureau of Indian Affairs, and the United States Department of Agriculture.

Management of Credit Risk. In order to manage the credit risk of our advances, we monitor our member borrowers’ financial condition using quarterly reports submitted by our members to their regulators. We perform quarterly analyses and reviews of member borrowers whose financial performance does not fall within the key performance parameters defined in our credit monitoring system. For example, member borrowers falling within the following performance categories will be analyzed and reviewed:

•	member borrowers that report a net operating loss for the quarter;

•	member borrowers that report a ratio of nonperforming assets to equity and loss reserves in excess of 20%;

•	member borrowers with an average CAMELS score of 3 or worse; or

•	member borrowers with: (1) a quarterly PAMS score of 15 or less on a scale of 50 points, (2) a quarterly PAMS score decline of 10 points or more during the most recent quarter, or (3) a 10-point drop in weighted-average PAMS score over two quarters.

The CAMELS rating system generates a regulatory rating of a financial institution’s overall condition, based on on-site examinations of six factors: capital adequacy, asset quality, management quality, earnings, liquidity, and sensitivity to market risk. Each financial institution’s regulator assigns the institution a score on a scale of 1 (best) to 5 (worst) for each of the six factors. Financial institutions with an average rating of 1 or 2 are considered to be high-quality institutions that present few, if any, supervisory concerns. PAMS is an internal scoring system we use to evaluate and classify various credit risks associated with members. We use a number of credit quality ratios, such as non-performing loans to total loans, as well as profitability, capital, and liquidity ratios to determine a member borrower’s score.

Pursuant to federal regulation, member borrowers are required to undergo a periodic review of their eligible collateral. Member borrowers whose financial condition, collateral quality, or other credit considerations do not meet criteria established by the Seattle Bank’s credit committee must complete a verification. Member borrowers are reviewed annually to determine whether they are subject to a collateral review. Member borrowers who pledge marketable securities in a pledged account under the control of the Seattle Bank are not subject to collateral verifications, provided the discounted market value of such securities is sufficient to cover their entire indebtedness.

Financial information on nonmember borrowers is generally limited to annual reports, which include fiscal year-end financial data. Nonmember borrowers that request recurring borrowing facilities are reviewed periodically. Certifications relating to their status as an eligible nonmember borrower, use of proceeds, and eligibility of collateral are required with each advance. Nonmember borrowers must provide current financial statements and meet all eligibility tests prior to consideration of borrowing requests.

Concentration and Pricing of Advances. Our advance balances are concentrated with commercial banks and thrift institutions. As of March 31, 2006, five members held approximately 65% of the par value of our outstanding advances, with two of these members holding approximately 48% of the par value of our outstanding advances. No borrower other than Bank of America Oregon, N.A. and Washington Mutual Bank, F.S.B. held more than 10% of the par value of our total advances outstanding as of March 31, 2006.

Five Largest Advance Borrowers

	As of March 31, 2006		For the Three Months Ended March 31, 2006
Name	Advances at Par Value	Percent of Total Advances	Advances Income	Percent of Total Advances Income
	(dollars in thousands)
Bank of America Oregon, N.A. Portland, OR	$6,352,704	28.89	$78,673	30.67

Washington Mutual Bank, F.S.B. Seattle, WA	4,166,822	18.95	42,959	16.75

Sterling Savings Bank Spokane, WA	1,371,086	6.24	13,759	5.36

Washington Federal Savings Seattle, WA	1,500,000	6.82	15,854	6.18

American Savings Bank, F.S.B. Honolulu, HI	899,500	4.09	10,227	3.99

We are not subject to any regulatory or other restrictions on concentrations of advances with particular categories of institutions or with individual borrowers. Nevertheless, we monitor our advance activity and provide a variety of information to our Board of Directors regarding advance balances and activity trends by type of advance, customer, and other relevant measures. As we refocus our business on our advances, we expect that the concentration of advances with our largest borrowers will remain significant.

There are three primary means of pricing advances:

•	Advance window. All borrowers receive the same pricing, which is posted on the Seattle Bank’s website.

•	Auction funding. Through this alternative, borrowers can generally save five or more basis points on advance rates. Auction funding is available two times per week when the Seattle Bank participates in consolidated discount note issuances from the Office of Finance. Borrowers do not know the interest rate of the advance until the auction is complete.

•	Differential pricing. Borrowers can request a lower advance rate and, subject to specific criteria and delegated authority, certain staff members may adjust the pricing levels.

We significantly increased our use of differential pricing for 2006 as we refocused our business on advances. The differential pricing option is administered by specified employees within parameters established by our Asset and Liability Management Committee (consisting of Seattle Bank employees) under authority delegated by our Chief Executive Officer and overseen by the Board of Directors. Differentially priced advances accounted for approximately 53% of advances and window- and auction-priced advances accounted for approximately 42% and 5% of advances, made in the three months ended March 31, 2006, compared to approximately 46%, 45%, and 9% of advances made in 2005. We believe that the use of differential pricing gives us greater flexibility to compete with regard to rates for more advances business. This means that rates on advances may be lower for some members than for others in order to be competitive with lower rates available to those members that have alternative funding sources. For additional discussion on differential pricing, see “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Advances—Member Demand for Advances.”

The weighted-average interest rates of advances are highly dependent upon origination date and time to maturity. Because of generally lower interest rates over the last several years, longer-term, fixed-rate advances that were originated in 2002 and prior years have significantly higher interest rates than those originated in 2005, 2004, and 2003, when interest rates were relatively low by historical standards. The table below provides information on the type, weighted-average interest rates, and terms of advances held by our five largest borrowers and all other borrowers as of March 31, 2006.

	Top 5 Borrowers				All Other Borrowers
Advance Type	Advances Outstanding	Weighted- Average Percent Interest Rate	Weighted- Average Terms (months)	Weighted- Average Remaining Terms (months)	Advances Outstanding	Weighted- Average Percent Interest Rate	Weighted- Average Terms (months)	Weighted- Average Remaining Terms (months)
	(dollars in thousands)
Cash management advances	$21,076	5.08	12.00	3.00	$1,135,275	5.08	12.00	7.57
Fixed-rate advances	8,931,568	4.63	8.54	6.27	4,081,668	4.16	42.05	25.99
Putable advances	1,990,000	4.63	112.62	76.82	1,448,946	4.38	107.99	75.33
Amortizing advances	316,968	5.44	176.45	126.96	430,433	4.63	118.77	83.60
Adjustable advances	3,030,500	4.78	35.52	29.53	603,624	4.92	27.08	18.24

Total advances	$14,290,112	4.68	32.49	23.70	$7,699,946	4.42	53.14	35.17

Other Mission-Related Community Investment Programs. We provide direct and indirect support for programs designed to make communities better places to work and live. We assist members in meeting their

Community Reinvestment Act responsibilities through a variety of specialized funding programs. Through our AHP and our other community investment programs, members have access to grants and subsidized and other low-cost funding to help them provide affordable rental and home ownership opportunities and take part in commercial and economic development activities that benefit low- and moderate-income neighborhoods. We also provide subsidy grants and loans to members for community and economic development. We administer and fund the programs described below.

•	Affordable Housing Program. Through the AHP, we offer grants and discounted advances to member financial institutions that partner with community sponsors to stimulate affordable rental and home ownership opportunities for low- or moderate-income households, which are defined as households with income below 80% of the area’s median income adjusted for family size. AHP grants can be used to fund the acquisition, rehabilitation, or construction of housing, to reduce principal or interest rates on loans, or to assist in covering down payments or closing costs. We fund this program with approximately 10% of our net income each year. Over the last 15 years, the AHP has provided significant resources to members for housing development across the Seattle Bank’s district to assist in the purchase, construction, and rehabilitation of housing for low- and moderate-income households. We awarded AHP grants of $7.4 million in 2005, funding over 1,000 housing units in seven states or territories. From the inception of the program in 1990 through the end of 2005, we awarded $132 million in AHP grants to facilitate development of projects to create more than 25,000 housing units. Because the amount we contribute to the AHP is based upon our net income, and our net income has declined for each of 2005, 2004, and 2003, the amounts we made available for this program in each of those years declined accordingly.

The Home$tart Program is a subprogram of the AHP that, through our members, provides first-time home buyers with down payment and closing cost assistance by matching financial contributions made by the home buyers. We match $3 for every $1 put up by the home buyer, up to $5,000. For home buyers already receiving public housing assistance, we match $2 for every $1 put up by the home buyer, up to $10,000. In 2005, $3.2 million of the AHP funding was set aside as part of the Home$tart program.

•	Community Investment Program/Economic Development Fund. In addition to the AHP, we offer two programs, the Community Investment Program and the Economic Development Fund, through which our members can apply for advances to support affordable housing initiatives or fund economic development. These programs provide advance funding with interest rates 20 basis points below our regular advance rates, for terms of five to 30 years. Rate locks are also available for periods of up to 24 months. These advances are especially effective when they support housing and commercial development in distressed or rural areas where financial resources are scarce. Our Community Investment Program/Economic Development Fund advances have been used to build affordable homes, fund multi-family rental projects, construct new roads and bridges, create sewage treatment plants, and finance new small businesses. As of March 31, 2006, we had approximately $684.6 million in advances outstanding under these programs.

•	ACCESS Fund. Between 2000 and 2004, we set aside up to $200,000 per year to fund ACCESS, a recoverable loan fund that covers predevelopment costs associated with community-based economic development projects and loan loss reserves of community-based financial intermediaries. ACCESS granted $1.1 million in support of 24 projects between 2000 and 2005. In 2005, we suspended making contributions to this program. Our Board of Directors will consider instituting this or a similar program once we have established a trend of consistent profitability.

•	Challenge Fund. The Challenge Fund is a revolving fund that provides grants of up to $20,000 to subsidize predevelopment expenses associated with affordable housing projects. When a project moves forward, the grant is repaid. If a project does not move forward, the grant may be forgiven. In 2005, we suspended this program. Our Board of Directors will consider instituting this or a similar program once we have established a trend of consistent profitability.

Investments

We maintain a portfolio of short- and long-term-to-maturity investments for liquidity purposes and to generate income on member capital. Our liquidity portfolio consists of short-term investments issued by highly rated institutions. These investments generally include overnight and term federal funds, repurchase agreements, interest-bearing certificates of deposit, and commercial paper. We also maintain a longer-term investment portfolio, which includes consolidated obligations of other FHLBanks, securities issued by U.S. government agencies, and debentures and mortgage-backed securities that are issued by other GSEs or that carry the highest credit ratings from Moody’s Investors Service, which we refer to as Moody’s, or Standard & Poor’s. The U.S. government does not guarantee, directly or indirectly, the consolidated obligations or other obligations of any of the FHLBanks, or the securities or debt obligations of other GSEs such as Fannie Mae and Freddie Mac.

The Seattle Bank does not have any specific policy covering the level of investments it may make in its members or their affiliates compared to nonmembers. In general, the Seattle Bank makes investment decisions as to securities of members and their affiliates in accordance with its policies applicable to all investments, which reflect the regulatory restrictions and the credit-risk management policies described below. For short-term investments only, our credit-risk management policies permit the Seattle Bank to require a higher standard of credit quality for nonmembers and affiliates of members than for members. For example, for short-term investments in nonmembers or affiliates of members we may require higher minimum long-term credit ratings than for counterparties that are members, and require nonmembers or affiliates of members to hold higher amounts of tier-one capital (or equivalent capital measurement) than counterparties that are members. The Seattle Bank believes that the difference in these criteria for short-term investments in members is justified by the fact that the Seattle Bank has a blanket security interest in assets of its members.

When we refer to mortgage-backed securities in this registration statement, we mean both collateralized mortgage obligations and mortgage-backed pass-through securities. Mortgage-backed pass-through securities are securities issued by Fannie Mae, Freddie Mac, or Ginnie Mae. Collateralized mortgage obligations are mortgage- backed securities where the underlying pools of mortgage loans have been separated into different maturity classes. Collateralized mortgage obligations may be issued by the above GSEs, Ginnie Mae, or private issuers. When we refer to mortgage-based assets, we mean mortgage-backed securities as defined above, plus mortgage loans purchased through the MPP.

As of December 31, 2005, our long-term investment portfolio totaled $14.8 billion. The table below provides our investments by type and credit rating as of March 31, 2006.

	Long-Term Rating
As of March 31, 2006	AAA or Government Agency	AA		Total
	(in thousands)
Consolidated obligations of other FHLBanks	$5,274,948	$		$5,274,948
Other U.S. agency obligations	192,476			192,476
Government-sponsored enterprise obligations (excluding consolidated obligations of other FHLBanks and mortgage-backed securities)*	2,696,536			2,696,536
State or local housing agency investments	7,276		8,040	15,316
Mortgage-backed securities	6,599,088			6,599,088

Total long-term investment securities	$14,770,324		$8,040	$14,778,364

Further detail of mortgage-backed securities:
Collateralized mortgage obligations:
Fannie Mae	$752,903			$752,903
Freddie Mac	1,159,259			1,159,259
Private Issuer	4,552,622			4,552,622

Subtotal	6,464,784			6,464,784
Mortgage-backed pass-through securities:
Fannie Mae	104,919			104,919
Freddie Mac	21,023			21,023
Ginnie Mae	8,362			8,362

Subtotal	134,304			134,304

Total mortgage-backed securities	$6,599,088			$6,599,088

*	These primarily include Fannie Mae and Freddie Mac debentures.

Prohibited Investments. Under federal regulation, we are prohibited from investing in certain types of securities, including:

•	instruments, such as common stock, that represent an ownership in an entity, other than stock in small business investment companies or certain investments targeted to low-income persons or communities;

•	instruments issued by non-U.S. entities, other than those issued by U.S. branches and agency offices of foreign commercial banks;

•	non-investment-grade debt instruments, other than certain investments targeted to low-income persons or communities and instruments that were downgraded after purchase by the Seattle Bank;

•	whole mortgages or other whole loans, other than:

•	those acquired under the MPP,

•	certain investments targeted to low-income persons or communities,

•	certain marketable direct obligations of state, local, or tribal government units or agencies, having at least the second-highest credit rating from a nationally recognized statistical rating organization, or NRSRO, such as Moody’s or Standard & Poor’s, at the time of purchase,

•	mortgage-based securities or asset-backed securities backed by manufactured housing loans or home equity loans, and

•	certain foreign housing loans authorized under section 12(b) of the FHLBank Act; and

•	non-U.S. dollar denominated securities.

Finance Board regulations further limit our investment in mortgage-backed securities and mortgage-related asset-backed securities (such as those backed by home equity loans or Small Business Administration loans) by requiring that the total book value of such securities owned by us not exceed 300% of our previous month-end capital on the day we purchase the securities. In addition, we are prohibited from purchasing:

•	interest-only or principal-only mortgage-based securities;

•	residual-interest or interest-accrual classes of collateralized mortgage obligations and real estate mortgage investment companies; and

•	fixed-rate or variable-rate mortgage-based securities that, on the trade date, are at rates equal to their contractual cap and that have average lives that vary by more than six years under an assumed instantaneous interest-rate change of 300 basis points.

Additional Restrictions. Money market issuers and obligors must have long-term ratings of at least “A3” by Moody’s or “A-” by Standard & Poor’s and maintain certain capital measurements. Member bank counterparties must have a minimum long-term credit rating of “Baa” by Moody’s or “BBB-” by Standard & Poor’s and meet other capital measurements.

Our investments in direct obligations of U.S. government-sponsored agencies or instrumentalities other than the other FHLBanks are limited to the lower of 100% of our total capital or the issuer’s total capital.

Finally, in accordance with the Finance Board agreement, we are prohibited from purchasing consolidated obligations for which another FHLBank is the primary obligor without Finance Board approval. Investments in the consolidated obligations of other FHLBanks were the largest single component of our investment portfolio at March 31, 2006. During 2003 and 2004, we sought to increase our net interest income by expanding our investment portfolio. Because we had reached the regulatory limits for investments in other major types of Fannie Mae and Freddie Mac debt and mortgage-based securities, we expanded our portfolio primarily by purchasing consolidated obligations on which other FHLBanks are the primary obligors. In almost all instances, we acquired these consolidated obligations at par on the day of issuance through underwriters in negotiated transactions. These investments were funded in two ways as described below.

In most instances, we purchased consolidated obligations of other FHLBanks with funds received primarily from the issuance of consolidated obligations on which we are the primary obligor. By issuing debt with differing maturities and payment terms from the investments we were contemporaneously purchasing, we attempted to earn a favorable spread over our cost of funding on these investments. For example, we may have purchased a five-year callable bond investment that paid a favorable interest rate due in part to the call premium, and contemporaneously issued a combination of six-month and 15-year non-callable, or bullet, debt instruments at an average interest rate for the combined issued debt below the interest rate on the callable bond investment. Nearly 90% of the aggregate amount of the consolidated obligations of other FHLBanks that we purchased was callable, but the debt issued contemporaneously was largely noncallable. During 2004, short-term interest rates increased, and as the short-term instruments issued contemporaneously with the purchase of the callable bond investments matured, we replaced them with new debt at higher interest rates, increasing the cost of our overall funding for these investments and reducing the initial favorable spreads.

Of the $9.0 billion in callable debt of other FHLBanks that we purchased in 2003 and 2004, $3.8 billion had matured, had been called, or had been sold as of March 31, 2006. In contrast, we were unable to call the long-term bullet debt that had been issued contemporaneously with the bond investment that was called, and we continue to carry that debt at rates that, in some cases, are above our current cost for issuing such debt. We are unable to reasonably allocate all of the debt issuances that may have been used to fund the purchase of consolidated obligations of other FHLBanks to the purchased debt in order to calculate the actual spreads that resulted from this investment strategy. However, due to the market factors that significantly increased our borrowing cost to replace the short-term debt that funded those investments, and the loss of the favorable interest rate on the portion of the callable debt that was actually called, we believe that any favorable spreads we may have generated at the inception of this strategy are now mostly negative. Accordingly, this investment strategy contributed to the $370 million in unrealized market value losses that we reported as of March 31, 2006. The amount of these unrealized losses involves estimates of the market values of our assets, liabilities, and commitments, which we discuss in greater depth in “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”

During late 2003 and in 2004, we also accumulated excess cash due to the maturity and nonrenewal of advances and the prepayment of mortgage-based assets. Because demand for advances decreased during the year and demand for MPP products grew more slowly than we anticipated, we generated more cash than we were able to redeploy into new advances and the purchase of MPP mortgage loans. As we had reached the limits on our ability to invest in the debt or mortgage-backed securities of Fannie Mae and Freddie Mac, we invested in the consolidated obligations of other FHLBanks because there was no limit on such investments and because we believed that they offered an attractive return relative to their credit characteristics.

The following table summarizes the outstanding balance of our consolidated obligations on which another FHLBank is the primary obligor and the initial funding source for those purchases, as of March 31, 2006.

Time Period of Purchase	Purchase Amount	Type of Consolidated Obligation	Funding Source
	(in millions)
Q3 2003 – Q3 2004	$3,650	Callable	Bullet consolidated obligation bonds
Q4 2003 – Q3 2004	792	Callable	Cash and consolidated obligation discount notes*
Q3 2004	333	Callable	Callable consolidated obligation bonds
Q3 2004	500	Non-callable	Bullet consolidated obligation bonds

Total	$5,275

*	Discount notes mature in less than one year.

We believed at the time of each purchase of a consolidated obligation on which another FHLBank is the primary obligor that the purchase complied with applicable Finance Board regulations. However, during October and November 2004, Finance Board staff expressed their view that our purchases of those consolidated obligations did not represent an appropriate investment strategy for the Seattle Bank. In November 2004, the Finance Board informed us that those purchases represented an apparent violation of a Finance Board regulation. As a result, our Board of Directors prohibited further purchases of consolidated obligations on which another FHLBank is the primary obligor, which prohibition was reiterated in the Finance Board agreement. In March 2005, the Finance Board issued a regulatory interpretation of the Finance Board regulation to make it clear that it prohibits a FHLBank from purchasing any consolidated obligation as part of the consolidated obligation’s initial issuance, either directly from the Office of Finance or indirectly through an underwriter. In December 2005, the Finance Board issued a waiver of this regulation (and a waiver to us of this portion of the Finance Board agreement) to allow the direct placement of a consolidated obligation bond issued by an FHLBank to another FHLBank to ensure timely payment of all principal and interest due on consolidated obligations for a particular day without incurring intraday overdrafts with the Federal Reserve Bank. See “Item 1. Business—Regulation—Recent Legislative and Regulatory Developments—Federal Reserve Policy Regarding Payments System Risk.”

The Finance Board agreement did not require us to divest the investments in the consolidated obligations of other FHLBanks that we currently hold. For additional discussion of the Finance Board agreement, see “Item 1. Business—Regulation—Finance Board Agreement and Business Plan.”

Management of Credit Risk. We periodically review the financial condition of unsecured investment counterparties to verify that our investments and asset classifications are appropriate from a risk management perspective. For domestic banks and thrifts, this process includes monitoring and analysis of earnings, asset quality, regulatory leverage ratios, stock prices, and credit spread. These institutions are also evaluated with a statistically based default probability model. A securities broker-dealer with whom we transact business must be listed as a Federal Reserve Bank of New York Primary Dealer or as an FHLBank Approved Underwriter, or be an affiliate of a Seattle Bank member with capital in excess of $100 million. The financial performance of other institutions, such as foreign banks or commercial paper counterparties, is monitored using the credit watch lists of Moody’s, Standard & Poor’s, and Fitch Investor’s Service, or Fitch, ratings services. In addition, we receive daily information on credit rating actions, watch-list status changes, and other pertinent data to ensure that changes in our investment counterparties’ financial condition are monitored in a timely manner.

Interest-Rate Exchange Agreements

Finance Board regulations establish guidelines for use of interest-rate exchange agreements by FHLBanks. These regulations generally enable the FHLBanks to enter into interest-rate exchange agreements only to reduce the market-risk exposures inherent in otherwise unhedged assets and funding positions. Accordingly, we can use interest-rate swaps, options to enter into interest-rate swaps (i.e., swaptions), interest-rate cap and floor agreements, futures and forward contracts, and options on futures and forward contracts (collectively, interest-rate exchange agreements) in our interest-rate risk management strategies. Finance Board regulations prohibit trading of or the speculative use of these instruments and limit our ability to incur credit risk through use of these instruments.

We generally enter into interest-rate exchange agreements to manage our exposure to changes in interest rates, and these agreements are an integral component of our risk management activities. Interest-rate exchange agreements provide a flexible and cost-effective means to adjust our risk profile in response to changing market conditions. The majority of our interest-rate exchange agreements are callable or putable swaps that are provided by numerous swap counterparties.

In the traditional member finance segment, we use interest-rate exchange agreements to manage our risk in two ways:

•	As fair value hedges of underlying financial instruments, including advances and consolidated obligations. A fair value hedge is a transaction where, assuming specific criteria identified in accounting principles generally accepted in the United States, or U.S. GAAP, are met, the changes in fair value of a derivative instrument and a corresponding hedged instrument are recorded to income. For example, we use interest-rate exchange agreements to adjust the interest-rate sensitivity of consolidated obligations to approximate more closely the interest-rate sensitivity of assets, including advances.

•	To manage risks in a group of assets or liabilities. For example, we purchase interest-rate caps as insurance for our consolidated obligations to protect against rising interest rates. As short-term interest rates rise, the cost of issuing short-term consolidated obligations increases. We begin to receive payments from our counterparty when interest rates rise above a pre-defined rate, thereby “capping” the effective cost of issuing the consolidated obligations.

Our interest-rate exchange agreement counterparties are highly regulated financial institutions or broker-dealers with a credit rating of at least “A” or equivalent from Moody’s or Standard & Poor’s. We also have collateral agreements and bilateral netting arrangements with all of our swap counterparties. In the event the market value exposure of an interest-rate swap exceeds a predetermined amount, based on the counterparty’s credit rating, the counterparty is required to collateralize the excess amount. Similarly, we must post collateral in the event the counterparty is exposed to us in excess of a predetermined amount. Only cash and highly liquid securities are eligible to be used as collateral for interest-rate exchange agreements. We receive daily information on rating actions, watch-list status changes, and other pertinent data to help us monitor changes in the financial condition of the counterparties to our interest-rate exchange agreements. In addition, on a quarterly basis, we monitor the credit watch lists of Moody’s, Standard & Poor’s, and Fitch to determine the status of any of our counterparties on these lists.

For more information about the interest-rate exchange agreements and related instruments we use, see “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Critical Accounting Estimates” and “Item 2. Financial Information—Quantitative and Qualitative Disclosures About Market Risk.”

Deposits

The FHLBank Act allows us to accept deposits from: (1) our members, (2) any institution for which we provide correspondent services, such as safekeeping services, (3) other FHLBanks, and (4) other government instrumentalities. Deposit programs provide some of our funding resources, while giving our members and certain other eligible depositors a low-risk earning asset that helps to satisfy their regulatory liquidity requirements. We offer demand and term deposit programs to our members and to other eligible depositors, such as approved nonmember borrowers. Demand deposits comprised 91.8% of our $906.2 million of total deposits as of March 31, 2006.

As of March 31, 2006, we were in compliance with the FHLBank Act, which requires us to have an amount equal to our current deposits invested in obligations of the U.S. government, deposits in eligible banks or trust companies, or advances with a maturity not exceeding five years.

Other Traditional Member Finance Services

We offer a number of fee-based services to our members, including securities safekeeping, and other miscellaneous services. These services do not generate material amounts of income and are primarily performed as ancillary services to our members.

Sales and Marketing

We market traditional member finance products and services to our members through a direct sales force of relationship managers, who build consultative partnerships with members to improve the profitability of both our members and the Seattle Bank. Our relationship managers meet with assigned members to understand their short- and long-term business needs, and then provide information and make suggestions about the Seattle Bank’s products and tools that can help members attain their business goals. As of March 31, 2006, we had four relationship managers.

Mortgage Purchase Program (MPP)

General

Many of our members originate mortgage loans. However, for a variety of reasons, including liquidity, mortgage servicing, and risk management purposes, our members often sell their mortgage loans into the secondary mortgage market rather than holding them in their portfolios. We designed the MPP in collaboration with certain other FHLBanks to provide participating members with: (1) an alternative to the sale of whole mortgage loans into the traditional secondary mortgage market and (2) an enhanced ability to provide attractive financing to home buyers in their communities. Under the MPP, we purchased loans directly from our members, without the use of any intermediary, such as an intervening trust. The MPP was designed as a risk-sharing arrangement under which we would manage the liquidity, interest-rate, and prepayment risk of purchased mortgage loans, while members would retain the primary credit risk. Since the inception of the MPP in 2001, we have generally operated our MPP independently without participation from other FHLBanks, except for certain coordination and limited cost-sharing arrangements relating to software enhancements and upgrades and, when beneficial to the FHLBanks that offer an MPP, joint negotiation with common vendors, such as master servicing providers and supplemental mortgage insurance companies.

In March 2005, we announced that we would be refocusing our business on advances, and in our business plan, we outlined a strategy to exit the MPP. We are exiting the MPP in order to reduce both our interest-rate risk and our hedging and operating costs associated with the MPP. We no longer enter into new master commitment contracts and have closed out open contracts.

In August 2005, we sold $1.4 billion of government-insured mortgage loans to Bank of America, N.A., an affiliate of one of our members, Bank of America Oregon, N.A., for cash. In September 2005, after determining that the disposition of the mortgage loans had reduced our interest-rate risk, we reclassified the remaining approximately $400 million of the unsold mortgage loans as held for portfolio. We expect that the balance of our mortgage loans held for portfolio will continue to decrease as those loans are paid off.

As of March 31, 2006, our MPP business was concentrated among a small number of participating members as the table below shows. We are not subject to any regulatory or other restrictions on concentrations of MPP business with particular categories of institutions or with individual customers. Nevertheless, we monitor our MPP activity and provide information to our Board of Directors regarding MPP balances and trends by customer and other relevant measures. The following table presents our purchases from our three largest MPP participating members through March 31, 2006.

	Through March 31, 2006
Member Name	Par Value of Purchases	Percent of Total Par Value of MPP Purchases
	(in thousands)
Washington Mutual Bank, F.S.B. Seattle, WA	$15,200,050	83.47

Wells Fargo Bank Northwest, N.A. Salt Lake City, UT	1,491,887	8.19

Bank of America Oregon, N.A. Portland, OR	923,209	5.07

Eligible Loans

Through the MPP, we purchased directly from participating members fixed-rate, fully amortizing, government-insured mortgage loans and conventional, one- to four-family residential mortgage loans with principal balances that would have made them eligible for purchase by Fannie Mae and Freddie Mac. The government-insured mortgage loans we purchased are insured by the FHA. As of March 31, 2006, our mortgage loan portfolio was composed of government-insured mortgage loans with a par, or face, value totaling $353.8 million and conventional mortgage loans with a par value totaling $6.6 billion. As of March 31, 2006, the MPP portfolio consisted of 41,877 mortgage loans, which were originated throughout the United States. For additional information regarding mortgage loan holdings by state and geographic concentration, see “Item 13. Financial Statements and Supplementary Data—Supplemental Financial Data—Assets—Loan Portfolio Analysis.”

We do not service the mortgage loans we purchased from our participating members. Under the MPP, participating members that sold mortgage loans to us could either continue to service the mortgage loans or independently sell the servicing rights to a service provider acceptable to us. If the participating member released its servicing rights to another service provider on our pre-approved list, the member typically received a servicing released premium for selling the servicing under the servicing released option.

Additional Segment Products

The Native American Housing Assistance and Self-Determination Act of 1996, or NAHASDA, is designed to provide federal assistance for Native American tribes in a manner that recognizes the right of tribal self-governance. NAHASDA reorganized the system of federal housing assistance to Native Americans by eliminating several separate programs of assistance and replacing them with a single block grant program. To help stimulate housing construction on tribal lands, we have purchased the government-guaranteed portion of the mortgage loans made to tribally designated housing entities that are guaranteed under Title VI of NAHASDA. As of March 31, 2006, we held $203,000 of NAHASDA-designated mortgage loans. These NAHASDA-designated mortgage loans are not part of the MPP, but are included in the MPP segment because we purchased the mortgage loans from our members.

MPP Risk Management

Management of Credit Risk. To ensure member retention of most of the credit risk and to cover, at a minimum, the expected losses on the conventional mortgage loans originated or acquired by a member and purchased under the MPP, we require the member to fund a lender risk account. The lender risk account is funded in one of two ways: (1) by an up-front reduction to the proceeds paid to the member for its mortgage loans; or (2) by an additional modification to the yield on the mortgage loans purchased such that a portion of the amount paid by the member each month is designated for the lender risk account. The lender risk account is used to cover potential mortgage-loan losses in excess of the homeowner’s equity in the underlying collateral and any private mortgage insurance for the mortgage loan. This account is established to conform to federal regulation covering acquired member asset programs. These regulations stipulate that a member is responsible for all expected losses on the mortgage loans it sells to an FHLBank. The participating member’s master commitment contract relating to the MPP specifies the funding level required for the member’s lender risk account. In accordance with the applicable contract, either the proceeds paid to the member for the mortgage loans purchased under a member’s master commitment contract is reduced or the amount paid monthly by the member is increased to fund the lender risk account. If the member’s lender risk account is funded through monthly payments, the member remains obligated under the master commitment contract to pay the monthly amounts that fund the lender risk account whether or not any of the purchased mortgage loans are in default.

We required each member that sold conventional mortgage loans to us to provide additional credit enhancements that, combined with the lender risk account, effectively make the purchased mortgage loan portfolio equivalent to an investment that has been highly rated by Moody’s or Fitch. This was accomplished, in part, through the participating member’s purchase of supplemental mortgage insurance. We evaluated the proposed conventional mortgage loans to be purchased (either the specific portfolio or a representative sample) to determine the amount of expected losses from the mortgage loans. The amount funded into the lender risk account by the member was the greater of these expected losses or the minimum required by the supplemental mortgage insurance provider in order to provide supplemental mortgage insurance. As with some of the funding of the lender risk account, a portion of the monthly interest was set aside to fund the supplemental mortgage premium. If the lender risk account and the standard supplemental mortgage insurance policy did not combine to provide sufficient loss protection to support the equivalent of an investment-grade rating, the member was required to purchase additional supplemental mortgage insurance coverage called SMI Plus. This policy provides additional credit enhancement coverage to achieve an equivalent of an investment-grade rating.

The lender risk account funds and any payments made under supplemental mortgage insurance may be used to offset any losses that may occur over the life of the mortgage loans. To the extent that amounts deposited in the lender risk account exceed losses on the purchased mortgage loans, we return the remaining lender risk account funds to the participating member in accordance with the release schedule in the participating member’s master commitment contract. The aggregate amount of the lender risk accounts, which we record as “other liabilities” on our Statements of Condition, totaled $17.7 million as of March 31, 2006. No lender risk account or other enhanced credit feature is required on U.S. government-insured mortgage loans that we purchase from our participating members.

As a result of the credit enhancements described above, we and our participating members share the credit risk of the mortgage loans sold to us under the MPP. The participating member assumes a first-loss obligation in the event of a mortgage borrower default equivalent to a minimum of the expected losses through its lender risk account after the exhaustion of the borrower’s equity and any primary mortgage insurance coverage, if required. If the participating member’s lender risk account is insufficient to cover any losses, then the SMI coverage is used. Only after exhausting the SMI coverage will the Seattle Bank absorb any potential losses. The table below sets out the credit-risk structure described above.

To date, all supplemental mortgage insurance has been underwritten by one mortgage insurance company. This company has the following claims-paying ability ratings: Standard & Poor’s, “AA”; Moody’s, “Aa2”; and Fitch, “AA+.” We monitor the claims-paying ability ratings of this insurance company as part of our overall credit rating monitoring processes. We have approved other mortgage insurance companies to supply supplemental mortgage insurance, but do not expect to utilize those companies because of our exit from the MPP.

Management of Interest-Rate and Prepayment Risk. The market value of the fixed-rate mortgage loans that we purchase changes as interest rates change. Typically, as interest rates fall, the value of a fixed-rate mortgage loan appreciates. Alternatively, when interest rates rise, the market value of a fixed-rate mortgage loan depreciates. In addition, because borrowers can prepay the loans with no penalty, mortgage loans have inherent prepayment risk. Borrowers may prepay their mortgage loans for a variety of reasons, including refinancing their mortgage loans at a lower rate or sale of their homes. As a result of a borrower’s option to repay a mortgage loan at any time, the term of our investment in a mortgage loan is less predictable. We estimate the propensity of borrowers to prepay their mortgage loans using a third-party vendor prepayment model. The model estimates, using a variety of market variables, the expected cash flows of the mortgage loans under various interest-rate environments.

Our primary method of managing interest-rate risk for our MPP portfolio is to finance the mortgage loans with fixed-rate consolidated obligation debt of varying terms and maturities to simulate the expected cash flows of the underlying mortgage loans. The market value of the fixed-rate debt typically appreciates when rates rise, moving in the opposite direction of the mortgage loans, which generally depreciate under a rising rate environment. Likewise, the fixed-rate debt typically depreciates when rates fall, whereas the mortgage loans may appreciate in such an environment.

We manage prepayment risk by financing the mortgage loans with callable debt where we have the option to call or repay the debt prior to the stated maturity date with no penalty. We generally repay or refinance the callable debt when interest rates fall, mirroring the prepayment option held by the borrower. Likewise, the callable debt may be extended to its maturity date when interest rates rise.

We also enter into interest-rate exchange agreements, such as interest-rate caps, floors, and swaptions, to further limit the interest-rate and prepayment risk inherent in mortgage loans. When interest rates are volatile, the prepayment option in a mortgage loan is less predictable and therefore the value of a mortgage loan depreciates. We offset this volatility risk by purchasing options in interest-rate exchange agreements. Interest-rate caps and payer swaptions appreciate in value as interest rates rise and as interest-rate volatility increases, offsetting the decrease in market value of the mortgage loans. Interest-rate floors and receiver swaptions appreciate in value as rates fall and as interest-rate volatility increases, offsetting the prepayment risk of the mortgage loans, which increases when rates fall.

We manage and measure the interest-rate and prepayment risk exposures of the mortgage loans and the associated debt and other financial obligations on an overall basis with all other assets, liabilities, and other financial obligations. We use a variety of risk measurement methods and techniques, including duration of equity, key-rate-duration-of-equity mismatch, convexity of equity, and market value of equity sensitivity. Each of these methods provides different analytical information that we use to manage our interest-rate risks. We take rebalancing actions based on a number of factors that include these measurement methods. For further discussion, see “Item 2. Financial Information—Quantitative and Qualitative Disclosures About Market Risk.”

Although we utilized a variety of measures, including some of those described above, to manage both the interest-rate risk and the prepayment risk on the mortgage loans we purchased under the MPP, we were only partially successful in managing these risks. As we describe in more detail under “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Trends,” we did not successfully anticipate either the interest-rate volatility or the rapid rate of prepayments that we experienced in 2004 and 2003. The fact that the MPP exposed us to these risks accounted in part for the decline in our earnings in 2005 and 2004 and contributed to our decision to exit the MPP.

Debt Financing

Federal regulation governs the issuance of debt on behalf of the Seattle Bank and the other FHLBanks and authorizes the FHLBanks to issue debt through the Office of Finance. FHLBanks are not permitted to issue individual debt without Finance Board approval.

Consolidated Obligations

Our primary source of funds is the issuance of consolidated obligations by the Office of Finance on behalf of the FHLBanks. The Office of Finance issues two primary types of consolidated obligations: (1) consolidated obligation bonds with maturities of one to 30 years and (2) consolidated discount notes with maturities up to 365 days. Consolidated obligations are the joint and several obligations of all of the FHLBanks, backed by the financial resources of each of the 12 FHLBanks. However, individual FHLBanks are primarily responsible for an allocated portion of the consolidated obligations in which they participate. Consolidated obligation amounts on which we are primarily liable are recorded as liabilities on our Statements of Condition. Consolidated obligations are not obligations of the United States, and the U.S. government does not guarantee them, directly or indirectly.

The following table summarizes consolidated obligations on which we are the primary obligor outstanding as of the dates indicated.

	As of March 31, 2006	As of December 31,
Title of Securities		2005	2004
	(in thousands)
Consolidated obligations:
Bonds	$37,728,949	$37,881,557	$41,304,739
Discount notes	11,414,410	10,620,951	2,801,458

Total	$49,143,359	$48,502,508	$44,106,197

Federal regulation requires each FHLBank to maintain the following types of assets, free from any lien or pledge, in an amount at least equal to its consolidated obligations outstanding:

•	cash;

•	obligations of, or fully guaranteed by, the United States;

•	secured loans;

•	mortgage loans that have any guaranty, insurance, or commitment from the United States or any U.S. agency;

•	investments described in Section 16(a) of the FHLBank Act, which, among other items, include securities that a fiduciary or trust fund may purchase under the laws of the state in which the FHLBank is located; and

•	other securities that are rated “AAA” or equivalent by an NRSRO.

The following table presents our compliance with this requirement as of March 31, 2006, December 31, 2005, and December 31, 2004.

	As of March 31, 2006	As of December 31,
		2005	2004
	(in thousands)
Outstanding debt	$49,143,359	$48,502,508	$44,106,197
Aggregate qualifying assets	53,118,295	52,083,267	47,907,897

The following table presents the ratio of our earnings to our fixed charges for the three months ended March 31, 2006 and the five years ended December 31, 2005.

Computation of Earnings to Fixed Charges

	For the Three Months Ended March 31, 2006	For the Years Ended December 31,
		2005		2004	2003	2002	2001
	(dollars in thousands)
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$10,888	$2,512		$112,591	$195,686	$200,187	$245,674
Fixed charges	559,636	1,865,428		1,518,087	1,365,595	1,421,910	1,989,325

Earnings available for fixed charges	$570,524	$1,867,940		$1,630,678	$1,561,281	$1,622,097	$2,234,999

Fixed charges:
Interest expense on consolidated obligations	$548,020	$1,822,266		$1,502,956	$1,346,725	$1,390,605	$1,925,378
Interest expense on deposits and other borrowings	11,537	41,863		14,387	18,408	30,848	63,547
Interest portion of rental expense	79	1,299	*	764	462	457	400

Fixed charges	$559,636	$1,865,428		$1,518,087	$1,365,595	$1,421,910	$1,989,325

Ratio of earnings to fixed charges	1.02	1.00		1.07	1.14	1.14	1.12

*	The interest portion of rental expense for 2005 does not include $5.4 million of a one-time write-off of lease abandonment costs.

Office of Finance

As set forth by federal regulation, the Office of Finance, a joint office of the FHLBanks created by the Finance Board, has responsibility for facilitating and approving the issuance of consolidated obligations on behalf of and as agent for the FHLBanks. The Office of Finance also:

•	services all outstanding consolidated obligations;

•	serves as a source of information for FHLBanks on capital market developments;

•	markets the FHLBank System’s debt on behalf of the FHLBanks;

•	selects and evaluates underwriters;

•	prepares annual and quarterly reports of the FHLBanks’ combined financial results;

•	administers the Resolution Funding Corporation, or REFCORP, and the Financing Corporation, the entity that services REFCORP’s debt instruments; and

•	manages the FHLBanks’ relationships with the rating agencies with regard to consolidated obligations.

Types of Consolidated Obligations

Consolidated Obligation Bonds

We use the proceeds from our allocated portion of consolidated obligation bonds primarily to provide advances to members and to fund our investment portfolio, and we used them historically to fund our MPP.

Typically, the maturities of these bonds range from one to 30 years, although the maturities are not subject to any statutory or regulatory limits. The bonds can have fixed or adjustable interest rates and can be callable or non-callable. In the event that the interest rate of a bond is swapped with an interest-rate exchange agreement, the interest-rate exchange agreement is the sole responsibility of the specific FHLBank and is not a joint and several obligation of the FHLBank System.

Consolidated obligation bonds are issued in a variety of ways.

•	Daily Auction. Bonds may be competitively auctioned on a daily basis through a dealer network either in a callable auction for fixed-rate, continuously callable (American-style) bonds or through the TAP issue program for non-callable bullet bonds. The TAP issue program aggregates smaller issues with the same maturities into a larger bond issue that reopens or “taps” into the CUSIP number of a previously issued group of bonds. Bonds issued in daily auctions are generally in at least $10 million increments, although smaller issuances may be permitted.

•	Negotiation. Bonds can be individually negotiated transactions, using the services of one or more underwriters. Typically, negotiated bonds are European-style or Bermudan-style callable (one-time or periodic calls) or structured bonds that may be issued simultaneously with an interest-rate exchange agreement. Structured bonds include bonds with customized features, such as coupons that step up, or increase, in the future or bonds whose principal payment is indexed to the principal payment of a specified mortgage-backed security. Bonds also may be negotiated directly with certain investors.

•	Global Debt Program. The FHLBank System has a global debt program in which bonds are issued through a syndicate of dealers, or a single dealer, to domestic and international investors in issue sizes ranging from $500 million to $5 billion.

The majority of the consolidated obligation bonds we issue are fixed-rate, non-callable bonds sold through the TAP issue program. At times, rather than auctioning new debt on which we are primarily liable, we may negotiate with another FHLBank to transfer existing debt to us. We may do so when the terms or yield of the transferred debt are more favorable than we can obtain through the daily auction process. For example, this may occur when the type of consolidated obligation bond available from another FHLBank is issued in the lower-cost global debt program, where the bonds trade in a more liquid market than exists for other FHLBank programs, or when the term to maturity on a consolidated obligation bond available from another FHLBank matches more closely the term of the asset to be funded than those of the consolidation obligation bonds available in the daily auction.

Because each FHLBank seeks to manage its market risk within its risk management framework, the opportunity to acquire debt from other FHLBanks on favorable terms is generally limited. If a FHLBank finds that it is primarily liable for a type of consolidated obligation bond with terms that do not meet its risk management objectives, it may inquire whether any other FHLBank requires the particular type of consolidated obligation bond. For example, if a FHLBank has ten-year non-callable consolidated obligation bonds in excess of the advances or mortgages loans that it funded with the proceeds because a portion of the related advances or mortgage loans was repaid, it may inquire whether any other FHLBank requires this type of consolidated obligation bond. If the current yield on the bond is attractive, a second FHLBank may enter into a transfer transaction with the first FHLBank rather than having the FHLBank System issue additional ten-year non-callable debt on its behalf. Our ability to acquire transferred debt depends entirely upon circumstances at other FHLBanks, therefore we cannot predict when this funding alternative may be available to us.

In circumstances where we transfer debt from another FHLBank, we negotiate a transfer price directly with the transferring FHLBank. We generally transfer debt with a two-day forward settlement. At settlement, we assume the payment obligations on the transferred debt and receive a cash payment equal to the net settlement value of par, discount or premium, and accrued interest, and notify the Office of Finance of a change in primary obligor for the transferred debt. Consolidated obligation bond transfers from other FHLBanks totaled $1.4 billion of par value, with $31.6 million of associated bond discount, as of March 31, 2006 and December 31, 2005. In general, we acquired the transferred debt at spreads between zero and seven basis points below the costs we would have incurred to have new debt issued on our behalf at the time of the debt transfer transaction. We believe that the transfer price paid by the transferring FHLBank takes into account its related costs, including any hedge termination fees that it may incur. We do not receive any additional amounts relating to hedge termination fees. In addition, it has not been our practice to assume any associated interest-rate exchange agreements in conjunction with our consolidated obligation bond transfers.

We use fixed-rate, non-callable bonds to hedge our fixed-rate assets, such as advances, MPP, and investments. We also participate in callable debt that is simultaneously swapped to LIBOR, resulting in low-cost financing to support advances. For swapped debt, we negotiate directly with one or more underwriters and swap counterparties and present the debt to the Office of Finance for their approval and issuance. Due to the increase in our mortgage-based assets in previous years, we increased our reliance on unswapped callable debt in 2005 to hedge the prepayment risk embedded in our mortgage-based assets.

Consolidated Obligation Discount Notes

We generally use the proceeds of our allocated portion of consolidated discount notes to provide short-term funds for advances to members for fluctuations in savings flows and mortgage lending, short-term investments, and other funding needs. These securities are sold at a discount and mature at par, with maturities up to 365 days.

Discount notes can be issued in three ways:

•	through bi-weekly competitive auctions of one-, two-, three-, and six-month terms administered by the Office of Finance, where any FHLBank can request an amount to be issued and the price is determined by the market;

•	through the Office of Finance’s window program, where any FHLBank can offer a specified amount of discount notes at a maximum rate and a specified term of up to 365 days through a 16-member consolidated-discount-note selling group of broker-dealers; and

•	through reverse inquiry, where a dealer requests a specified amount of discount notes be issued for a specific date and price. In the case of reverse inquiries, the Office of Finance discloses these inquiries to the FHLBanks, which may or may not choose to issue the discount notes with the requested terms.

Liability for Consolidated Obligations

The consolidated obligations on which we are the primary obligor represented the following amounts and percentages of the aggregate par value of outstanding consolidated obligations for the FHLBank System as of the dates indicated.

	As of March 31, 2006	As of December 31,
		2005	2004
	(dollars in millions)
Aggregate par value of FHLBank System consolidated obligation bonds	$778,016	$757,024	$700,965
Par value of consolidated obligation bonds for which the Seattle Bank was the primary obligor	$38,023	$38,086	$41,401
Percent of consolidated obligation bonds for which the Seattle Bank was the primary obligor	4.89%	5.03%	5.91%
Aggregate par value of FHLBank System consolidated obligation discount notes	$157,746	$180,350	$168,277
Par value of consolidated obligation discount notes for which the Seattle Bank was the primary obligor	$11,470	$10,646	$2,808
Percent of consolidated obligation discount notes for which the Seattle Bank was the primary obligor	7.27%	5.90%	1.67%

Although we are primarily liable for the allocated portion of consolidated obligations issued on our behalf, we also are jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all of the consolidated obligations of the FHLBank System. The Finance Board, at its discretion, may require any FHLBank to make the principal or interest payments due on any FHLBank’s consolidated obligation, even in the absence of a default of a FHLBank. To the extent that a FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank, the paying FHLBank is entitled to reimbursement from the other FHLBank. However, if the Finance Board determines that a FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding, or on any other basis the Finance Board may determine. No FHLBank has ever defaulted on a consolidated obligation, and the joint and several requirements have never been invoked.

Rating Agency Actions

Standard & Poor’s rating agency lowered the Seattle Bank’s long-term rating from “AAA” to “AA+” in mid-December 2004, citing concerns about the Finance Board agreement, our lower profitability, and the impact of growing mortgage-based asset portfolios on our risk profile. This rating was reaffirmed in April 2005, and, at the same time, Standard & Poor’s changed our rating outlook from stable to negative, citing our lower profitability as a key reason for the outlook adjustment. In February 2006, Moody’s reaffirmed the Seattle Bank’s rating of “Aaa/P-1” and issued a stable outlook.

Individual FHLBank ratings do not necessarily affect the credit rating of the consolidated obligations issued on behalf of the FHLBanks. Currently, Moody’s rates the FHLBank System’s consolidated obligations “Aaa” and Standard & Poor’s rates them “AAA/A-1+.”

Rating agencies may, from time to time, change a rating because of various factors, including operating results or actions taken, business developments, or changes in their opinion regarding, among other things, the general outlook for a particular industry or the economy. We cannot provide assurance that Standard & Poor’s, Moody’s, or other rating agencies will not reduce our ratings or those of the FHLBank System or any other FHLBank in the future.

Regulation

General

We are supervised and regulated by the Finance Board, which is an independent agency in the executive branch of the U.S. government. We are subject to the FHLBank Act and the rules and regulations promulgated under that Act and issued by the Finance Board.

Oversight, Audits, and Examinations

Oversight

The Finance Board, the FHLBanks’ supervisor and regulator, is charged with ensuring that we carry out our housing and community development finance mission and remain adequately capitalized, and are able to raise funds in the financial markets and to operate in a safe and sound manner. The Finance Board has five members. Four Finance Board members are appointed by the President of the United States, with the advice and consent of the U.S. Senate, to serve seven-year terms. The fifth member of the Finance Board is the Secretary of the Department of Housing and Urban Development, or the Secretary’s designee. The Finance Board is supported by assessments paid by the 12 FHLBanks. No tax revenues or other appropriations support operations of the Finance Board or the FHLBanks.

In carrying out its responsibilities, the Finance Board establishes rules and regulations governing the operations of FHLBanks. To assess our safety and soundness, the Finance Board conducts on-site examinations, at least annually, as well as other periodic reviews. Additionally, we are required to submit monthly information on our financial condition and results of operations to the Finance Board.

Audits and Examinations

As required by federal regulation, we have an internal audit department and an audit committee of our Board of Directors. An independent registered public accounting firm registered with the Public Company Accounting Oversight Board, or the PCAOB, audits our annual financial statements. Our independent registered public accounting firm must adhere to PCAOB and Government Auditing Standards, as issued by the U.S. Comptroller General, when conducting our audits. Our Board of Directors, our senior management, and the Finance Board all receive these audit reports. In addition, we must submit annual management reports to Congress, the President of the United States, the Office of Management and Budget, and the Comptroller General. These reports contain a statement of financial condition, a statement of operations, a statement of cash flows, a statement of internal accounting and administrative control systems, and the report of the independent registered public accountants on the financial statements.

The Comptroller General has authority under the FHLBank Act to audit or examine the Finance Board and any FHLBank, and to decide the extent to which these entities fairly and effectively fulfill their purposes under the FHLBank Act. Furthermore, the Government Corporations Control Act provides that the Comptroller General may review any audit of the financial statements conducted by an independent public accounting firm. If the Comptroller General conducts such a review, then it must report the results and provide recommendations to Congress, the Office of Management and Budget, and the FHLBank in question. The Comptroller General also may conduct an audit of any financial statements of a FHLBank.

Finance Board Agreement and Business Plan

On December 10, 2004, under the oversight of a special committee of our Board of Directors and with our Board of Director’s approval, we entered into an agreement with the Finance Board that imposed certain requirements on us that are intended to strengthen our risk management, capital structure, corporate governance, and capital plan. Our Board of Directors is responsible for monitoring and coordinating our compliance with the terms of the Finance Board agreement. The Finance Board agreement required us to:

•	develop an action plan, which must be acceptable to the Office of Supervision, to address findings presented by the Finance Board during its 2004 annual examination of the Seattle Bank;

•	submit to the Office of Supervision monthly reports on our progress in addressing the requirements of the action plan;

•	develop a business plan that is acceptable to the Office of Supervision and that, among other things:

•	does not increase the market, credit, or operational risk profiles of the Seattle Bank,

•	specifies a minimum regulatory capital-to-assets ratio that is consistent with the business strategy presented in the business plan, and

•	establishes appropriate capital stock, retained earnings, and dividend policies;

•	engage a consultant to conduct an independent review of the Seattle Bank’s senior management and the Board of Directors’ oversight and respond to any recommendations of the independent consultant; and

•	engage a consultant to conduct an independent review of our risk management policies, procedures, and practices and respond to any recommendations of the independent consultant.

In addition, the Finance Board agreement:

•	provides that, during the term of the agreement, the Office of Supervision may reject our hiring of any senior management candidate;

•	prohibits us from increasing our mortgage loan assets held for portfolio (i.e., purchased from our members through the MPP) by an amount in excess of 10% of the net book value of such assets at November 18, 2004, which was $10.6 billion, unless the Office of Supervision agrees otherwise; and

•	prohibits us from acquiring any additional consolidated obligations for which another FHLBank is the primary obligor without Finance Board approval.

Since entering into the Finance Board agreement, we have been working extensively on complying with the requirements set forth in the agreement.

On April 5, 2005, we submitted our business plan to the Finance Board. On May 18, 2005, the Finance Board accepted the business plan, subject to our adoption of certain dividend and stock repurchase restrictions. To meet the Finance Board conditions, our Board of Directors adopted policies on May 18, 2005: (i) suspending indefinitely the declaration or payment of any dividend and providing that any future dividend declaration or payment generally may be made only after prior approval of the Director of the Office of Supervision of the Finance Board, or the OS Director, and (ii) suspending indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. These policies will be in effect until formally revoked by our Board of Directors following approval of the OS Director. Our Board of Directors may seek a waiver to declare dividends in 2006, provided that we are profitable. We do not expect to obtain waivers from the Finance Board for the repurchase of Class B stock prior to the end of the statutory five-year redemption period for the foreseeable future. See “Item 11. Description of Registrant’s Securities to Be Registered—Seattle Bank’s Capital Plan.”

In addition to the dividend and stock repurchase restrictions described above, the business plan includes the following key elements:

•	changing the focus of the Seattle Bank from mortgages to advances;

•	expanding the use of differential pricing to increase advance volumes;

•	proposing to amend the capital plan to permit the use of membership stock to support advances;

•	substantially reducing the Seattle Bank’s interest-rate risk exposure by discontinuing the MPP, and developing alternatives for ongoing management of the mortgage loan portfolio;

•	implementing an active hedging program to offset the interest-rate risk inherent in our assets and liabilities;

•	significantly increasing the Seattle Bank’s focus on market-risk measurement, monitoring, and management;

•	specifying that the Seattle Bank will provide 12-month projections to the Finance Board if retained earnings should fall below $40 million and, if the projections should show zero retained earnings or a retained deficit in any period, provide the Finance Board with a contingency plan for avoiding or addressing the retained deficit;

•	requiring a minimum capital-to-assets ratio of 4.25% until MPP asset balances have been reduced and the transition to an advances-focused bank has been completed, at which time the minimum capital-to-assets ratio will be decreased to 4.15%;

•	setting a long-term retained earnings target based on the Seattle Bank’s current retained earnings policy and practices; and

•	proposing possible future authorization and issuance of Class A stock under our capital plan to encourage increased advance borrowing.

Our Board of Directors has directed and overseen a number of actions to change the Seattle Bank’s business focus in accordance with the business plan, including, among others, changing our senior management, refocusing our strategic direction on our advances, exiting from the MPP, restructuring our finance division and creating an independent risk management division, and decreasing our staff, as well as proposing to the Finance Board amendments to the capital plan that would authorize the implementation of an excess stock pool and issuance of a new class of Class A stock.

Although the purpose of the Finance Board agreement, the business plan, and the steps we have taken to change our business and policies as described above is to strengthen our risk management, capital structure, corporate governance, and capital plan, these measures have had and could in the future have consequences that negatively impact our business, financial condition, and results of operations. See “Item 1A. Risk Factors” and “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” for additional discussion on the possible impact these measures could have on the Seattle Bank.

Capital Requirements

For details regarding our capital requirements, see “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity— Capital Resources” and “Item 11. Description of Registrant’s Securities to Be Registered.”

Liquidity Requirements

We are required to maintain liquidity in accordance with federal law and regulations and policies established by our Board of Directors. These regulations establish two liquidity requirements: a deposit liquidity requirement and a contingency liquidity requirement.

Statutory Deposit Reserve Requirement. The FHLBank Act requires us to hold (1) investments in obligations of the U.S. government and its agencies, (2) deposits in eligible banks or trust companies, or (3) advances with a maturity not exceeding five years, the sum of which must equal or exceed the amount of our current deposits. The following table shows the minimum amounts required to be held, which we refer to as member demand deposits, under this requirement and the amounts we actually maintained, which we refer to as deposit reserves, as of March 31, 2006, and December 31, 2005 and 2004.

	As of March 31, 2006	As of December 31,
		2005	2004
	(in thousands)
Deposit reserves	$19,534,541	$19,450,489	$12,199,114
Member demand deposits	906,243	800,820	1,013,314

Contingency Liquidity Requirements. Contingency liquidity requirements are intended to ensure that we have sufficient sources of funding to meet our operations requirements when our access to consolidated obligations is impeded for a maximum of five business days. We calculate our net contingency liquidity position as the difference between contingency liquidity sources and contingency liquidity needs. Contingency liquidity sources include: (1) cash, (2) self-liquidating assets, (3) the borrowing capacity of securities available for repurchase or sale, and (4) irrevocable lines of credit from financial institutions rated not lower than the second highest NRSRO credit rating. Contingent liquidity needs include: (1) advance commitments, (2) maturing federal funds and repurchase agreement liabilities, (3) maturing consolidated obligations, (4) callable consolidated obligations that are “in-the-money,” (5) mortgage loan commitments, (6) securities settlements, and (7) a forecast of other contingent obligations. We have satisfied our contingency liquidity requirements if the contingent liquidity sources exceed or equal the contingent liquidity needs for at least five consecutive business days. We met our contingency liquidity requirements as of March 31, 2006, and December 31, 2005 and 2004.

Operational Liquidity Requirement. Finance Board regulations also require us to establish a day-to-day operational liquidity policy, including a methodology to be used for determining our operational liquidity needs and an enumeration of specific types of investments to be held for such liquidity purposes. Unlike contingency liquidity, operational liquidity includes ongoing access to the capital markets.

Our primary source of liquidity is our ability to participate in the issuance of the FHLBank System’s consolidated obligations. We measure our capacity to participate in consolidated obligations by forecasting our capital-to-assets ratio (or operating leverage ratio), implying that we will likely have access to the capital markets to the extent we meet or exceed our regulatory capital-to-assets ratio. We forecast our daily operating leverage ratio for 30 business days, taking into account our operational liquidity needs and operational liquidity sources. For purposes of calculating the operating leverage ratio, we assume that all Class B(2) stock is repurchased. Operational liquidity needs may include: (1) advance commitments, (2) maturing federal funds and repurchase agreement liabilities, (3) maturing consolidated obligations, (4) callable consolidated obligations that are “in-the-money,” (5) mortgage loan commitments, (6) securities settlements, and (7) a forecast of other contingent obligations. Operational liquidity sources include: (1) cash, (2) self-liquidating assets, (3) consolidated obligations, (4) interbank borrowings, (5) maturing advances, and (6) securities available for repurchase or sale.

We are in compliance with our operational liquidity requirement as long as our forecasted capital (excluding Class B(2) stock) divided by our forecast of total assets is greater than or equal to 4.05% for 30 consecutive business days. We met this operational liquidity requirement as of March 31, 2006, and December 31, 2005 and 2004.

Taxation and Other Assessments

Although we are exempt from all federal, state, and local taxation other than real property tax, the Financial Institutions Reform, Recovery and Enforcement Act and the Gramm-Leach-Bliley Act, or GLB Act, require that we, along with the other 11 FHLBanks, support the payment of part of the interest on bonds previously issued by REFCORP. The REFCORP assessment amount is determined by calculating U.S. GAAP net income before the AHP and REFCORP assessments minus the AHP assessment, then multiplying that amount by 20%. The FHLBanks must make REFCORP payments until the total amount of REFCORP assessment payments made is equivalent to a $300 million annual (or $75 million per quarter) annuity that has a final maturity date of April 15, 2030. The Finance Board will shorten or lengthen the period during which the FHLBanks must make payments to REFCORP, depending on actual payments relative to the referenced annuity. In addition, the Finance Board, with the Secretary of the Treasury, selects the appropriate discounting factors used in the payment calculation relating to the REFCORP assessments.

As of March 31, 2006, the FHLBank System’s combined quarterly payments to date defeased payments after the first quarter of 2017. If total FHLBank System earnings are insufficient in a quarter to meet the $75 million quarterly benchmark payment, previous quarters’ payments that were used to defease future payment requirements could be used to satisfy the current quarter’s obligation. The FHLBank System has historically exceeded its minimum quarterly obligations.

In addition, the FHLBank System must annually set aside for the AHP the greater of $100 million or 10 percent of its current year’s aggregate regulatory net income. Regulatory net income for AHP assessment purposes is determined by the Finance Board, and is equal to net income reported in accordance with U.S. GAAP before mandatorily redeemable capital stock-related interest expense and AHP assessment, but after REFCORP assessment.

Historically, our combined annual assessments for REFCORP and the AHP have been the equivalent of an effective tax rate of 26.5%. As a result of the FHLBank System’s decision to exclude interest expense on mandatorily redeemable Class B stock from the AHP assessment calculation, the effective tax rate could rise slightly, depending on the amount of our mandatorily redeemable Class B stock outstanding and our related interest expense, which is determined based on our Class B(1) and Class B(2) dividend rates. We recorded $882,000 and $2.0 million in our assessments for AHP and REFCORP for the three months ended March 31,

2006. The Seattle Bank is entitled to a refund of amounts paid in assessments during a full year that were in excess of its calculated annual obligation at year end. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Three Months Ended March 31, 2006—Assessments” and “Item 13. Financial Statements and Supplementary Data—Financial Statements—Notes 9 and 10 of the Financial Statements for the Years Ended December 31, 2005, 2004 and 2003,” for more information on REFCORP and AHP assessments.

Recent Legislative and Regulatory Developments

Registration with the SEC. On June 23, 2004, the Finance Board adopted a regulation requiring each FHLBank to register a class of its equity securities with the SEC under the Exchange Act. The regulation requires the Seattle Bank to have filed a registration statement with the SEC by June 30, 2005, and to ensure that the registration statement was declared effective by August 29, 2005. On June 30, 2005, we submitted to the SEC the initial public filing of our registration statement. On August 26, 2005, prior to our registration statement going effective, we withdrew our registration statement from filing with the SEC in order for us to resolve certain accounting issues with our independent registered public accountant and the SEC. As a result, we are not in compliance with the Finance Board regulation to register a class of our equity securities with the SEC by August 29, 2005. We are refiling this registration statement with the SEC with our 2005 audited financial statements and will work with the SEC to have it declared effective. Once our stock is registered, we will file quarterly, annual, and certain other periodic reports with the SEC pursuant to the Exchange Act, and we will comply with other applicable SEC rules and regulations. Only two of the FHLBanks met the regulatory deadline. As of the date of the filing of this registration statement, a total of 8 FHLBanks have had registration statements declared effective and certain other FHLBanks have refiled registration statements with the SEC. It is uncertain at this time what effect, if any, the delays in registration will have on the cost of FHLBank System debt, the timing of the issuance of new FHLBank System debt, or other aspects of the Seattle Bank’s operations.

Delays in Publication of the FHLBanks’ Combined Financial Reports and Intended Restatements of FHLBanks’ Combined Financial Reports by the Office of Finance. The Office of Finance has not yet published the FHLBanks’ 2004 third-quarter combined financial report, 2004 full-year combined financial report, or any 2005 combined financial reports. In addition, the Office of Finance has announced that its board of directors has decided to restate the FHLBanks’ combined financial statements for the years ended December 31, 2003, 2002, and 2001, and subsequent interim periods. The Office of Finance has stated that the delays in publication and the intended restatements were the result of certain regulatory and accounting matters at some of the FHLBanks. The Office of Finance has also stated that it expects to delay publication of the FHLBanks’ combined financial reports until all of the FHLBanks have completed their registration with the SEC. It is uncertain at this time what effect, if any, the delays in publication or the intended restatements will have on the cost of FHLBank System debt, the timing of the issuance of new FHLBank System debt, or other aspects of the Seattle Bank’s operations.

Government-Sponsored Enterprise Regulation. In recent years, there has been increased congressional scrutiny of GSEs, including the FHLBanks. For example, various bills which would, among other things, create a new regulator for Fannie Mae, Freddie Mac, and the FHLBanks and address other GSE reform issues were considered during 2004 and 2005, but no such legislation was enacted. At this time, it is impossible to predict what, if any, provisions affecting the FHLBanks and their regulation may ultimately be included in and enacted into legislation or when any such changes would go into effect.

Federal Reserve Policy Regarding Payments System Risk. The Federal Reserve Board in September 2004 announced that it has revised its Policy Statement on Payments System Risk concerning interest and redemption payments on securities issued by FHLBanks and certain other organizations. Under this policy, the Federal Reserve Banks will no longer allow these organizations to incur an intraday overdraft on their accounts with the Federal Reserve Banks. This will require that the affected organizations maintain adequate collected balances with the Federal Reserve Banks before the Federal Reserve Banks will transfer amounts on behalf of these organizations, including principal and interest to FHLBank debtholders. In response to this new policy, the

FHLBank System is currently developing a contingency plan that would obligate the FHLBanks to collectively provide back-up liquidity to ensure timely payment of principal and interest payments to FHLBank debtholders. In December 2005, the Finance Board issued a waiver of one of its regulations to the Office of Finance for the benefit of the FHLBanks to allow the direct placement of a consolidated obligation bond issued by an FHLBank to another FHLBank to ensure the timely payment of all principal and interest due on consolidated obligations for a particular day. At the same time, the Finance Board issued a waiver to us of the provision on the Finance Board agreement that prohibits us from purchasing the consolidated obligations of other FHLBanks. The waivers were granted so that any back-up liquidity provided by a FHLBank to prevent an intraday overdraft due to another FHLBank’s failure to make timely payments would not cause a violation of either the Finance Board regulation or our Finance Board agreement. Once finalized, the contingency plan will govern the placement of these consolidated obligation bonds and the associated repayment procedures. As a condition of the waiver to the Office of Finance, the Finance Board specified that any FHLBank that places a consolidated obligation bond with another FHLBank must pay interest on the consolidated obligation bond that is at least 500 basis points above the federal funds rate.

At this time, the Seattle Bank cannot assess the effects the July 2006 implementation of the new policy or the contingency plan as ultimately established will have on the operations of the Seattle Bank or the FHLBank System as a whole. Currently, we do not foresee any impairment to our liquidity as a result of the Federal Reserve Board’s revised Policy Statement on Payments System Risk.

Proposed Finance Board Rules Regarding Excess Stock and Retained Earnings. In March 2006, the Finance Board approved a proposed rule that would limit the amount of excess stock that an FHLBank can have outstanding to one percent of the FHLBank’s total assets and that would prescribe a minimum amount of retained earnings for each FHLBank equal to $50 million plus one percent of the FHLBank’s non-advance assets. The proposed rule would also prohibit an FHLBank from selling excess stock to its members and from paying stock dividends, and would restrict each FHLBank’s ability to pay dividends when its retained earnings were below the prescribed minimum. The public will have until July 13, 2006 to comment on the proposed rule. We believe that the proposed rule, if adopted, could restrict the amount, type, and timing of any dividends that we might be permitted to pay in the future, which could, in turn, adversely affect member demand for our advances.

Competition

Traditional Member Finance

We compete for advances business with other sources of wholesale funding, both secured and unsecured. Demand for our advances is primarily affected by the cost of other available sources of liquidity for our members. Other sources of wholesale funding may include investment banks, commercial banks, and other FHLBanks. Smaller members may have limited access to alternative funding sources, such as repurchase agreements, while larger members may have access to a wider range of funding sources such as repurchase agreements, brokered deposits, commercial paper and other funding sources. Larger members also may have independent access to the national and global financial markets. The availability of alternative funding sources to members can vary as a result of a number of factors, including, among others, market conditions, members’ creditworthiness, and availability of collateral. We compete for advances on the basis of the total cost of our products to our members, which includes the rates we charge, our collateral requirements, and the dividends we pay.

Mortgage Purchase Program

Through early March 2005 when we announced that the Seattle Bank would be exiting the MPP, we competed for the purchase of mortgage loans with other secondary market participants, such as Fannie Mae and Freddie Mac. We primarily competed on the basis of transaction structure, price, products, and services offered. Because of the somewhat extensive infrastructure and processes required by our members to participate in our MPP or in our competitors’ mortgage loan purchase programs, the application approval process for this type of program was relatively long. For example, we required an applicant to demonstrate that it had the ability and staff to originate, service, and provide quality control services to industry-accepted investment standards for mortgage loans. These infrastructure and process requirements, as well as our stringent credit-quality standards, were disincentives to prospective participating members. Many of our smaller members either lacked the resources to participate in more than one program or did not have reasonable volumes of qualifying loans. In addition, we did not have the ability to limit our mortgage-loan exposure through such means as securitization.

Debt Issuance

We compete with Fannie Mae, Freddie Mac, and other GSEs, including other FHLBanks, as well as corporate, sovereign, and supranational entities, including the World Bank, for funds raised through the issuance of unsecured debt in the national and global debt markets. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt costs or lower amounts of debt issued at the same cost than otherwise would be the case. In addition, the availability and cost of funds raised through issuance of certain types of unsecured debt may be adversely affected by regulatory initiatives. Although the available supply of funds from the FHLBank System’s debt issuances has kept pace with the funding requirements of our members, there can be no assurance that this will continue to be the case.

Furthermore, our borrowing costs and access to funds could be adversely affected by changes in investor perception of the FHLBank System’s debt issuances. For example, recent negative public policy views on the systemic risks presented by GSEs and accounting and other announcements by Fannie Mae, Freddie Mac, and the FHLBs have, at times, created pressure on debt pricing, as investors apparently perceive such obligations as bearing greater risk than some other debt products. Additional similar announcements may contribute to further pressure on debt pricing. As a result of the perception of higher risk relating to GSE debt products, as well as GSE growth, the FHLBank System may have to pay higher interest rates on its consolidated obligations to make them attractive to investors.

Employees

As of March 31, 2006, we had 120 full-time employees. We decreased our staffing by 6 employees from December 31, 2005, as we refocused our business on our advances and reduced overall operating costs. Our employees are not represented by a collective bargaining unit, and we believe that we have a good relationship with our employees.

ITEM 1A. RISK FACTORS

The following factors are some of the more important risks and uncertainties that we face in our business. These risks and uncertainties are not the only risks and uncertainties that we may encounter, as others not now known to us or currently deemed immaterial may also impair our business. If any of these or other risks or uncertainties do come about, our business, including our financial condition and results of operations, could suffer, which could affect, among other things, our ability to provide our members with advances at competitive rates, dividends, and services as we have previously provided. The risks and uncertainties discussed below also include forward-looking statements, and our actual financial condition and results of operations may differ substantially from those discussed in such statements.

Seattle Bank Risks

Our net income decreased from 2001 to 2005, and we reported a net loss for the second and fourth quarters of 2005, in part as a result of inadequate financial management decisions prior to 2005. The consequences of these past decisions will continue to depress our net income and could materially adversely affect our business.

Our annual net income decreased from $178.0 million to $1.7 million over the five years ended December 31, 2005, and we reported net losses of $15.7 million for the second quarter of 2005 and $9.1 million for the fourth quarter of 2005.

In late 2002 and early 2003, the Seattle Bank made large purchases of MPP assets and mortgage-backed securities. In 2003, when interest rates declined to historic lows, mortgage prepayments accelerated to a much faster pace, and we were not able to effectively match the cash flows of our debt with the cash flows of the mortgage-based assets. We did not effectively hedge the debt, nor did we refinance or retire the debt when the mortgage-based assets were prepaid. In 2003 and 2004, we purchased consolidated obligations of other FHLBanks with funds generated primarily by the issuance of consolidated obligations on which we are the primary obligor. By issuing debt with differing maturities and payment terms from the investments we were purchasing, we attempted to generate a favorable spread over our cost of funding on these investments. During 2004, short-term interest rates increased, and as the short-term instruments issued to acquire these investments matured, we replaced them with new debt at higher interest rates, reducing the initially favorable spreads. These prior decisions contributed to our net unrealized market value loss of approximately $370 million as of March 31, 2006, and will depress our net income in 2006, with diminishing effects in later years, because we continue to hold assets, primarily consolidated obligations of other FHLBanks, with yields substantially below current market, and we are locked into higher-cost consolidated obligations that will be maturing over the next several years.

Our exit from the MPP has reduced, and could continue to reduce, our interest income.

As part of the business plan, we are exiting the MPP, and we have refocused our business on advances to reduce both our interest-rate risk and the hedging and operating costs associated with the MPP. We have stopped purchasing new mortgage loans and, in August 2005, we sold a substantial portion of our government-insured mortgage loans. Implementation of our strategy to exit the MPP and reduce our market-risk profile has reduced interest income as the higher-yield, higher-risk MPP loans are being replaced with lower-yield, lower-risk advances. Our interest income could continue to decrease if growth in the advance portfolio does not sufficiently offset the expected decrease in MPP interest income.

Our restrictions on dividend payments and certain stock repurchases, together with other capital management requirements and strategies we have implemented, have limited, and will continue to limit, member demand for advances and other products and may limit our ability to attract new members.

To meet Finance Board conditions to the acceptance of our business plan, our Board of Directors adopted policies in 2005 suspending indefinitely the declaration or payment of any dividend and the repurchase of any Class B stock, subject to certain exceptions. In addition, we plan to increase our retained earnings of $76.8 million as of March 31, 2006 over time to reach our internal retained earnings target, which was $101 million as of May 17, 2006. Our Board of Directors may seek a Finance Board waiver to declare dividends in 2006, provided that we are profitable. However, future dividends may not be consistent with the dividends that we have historically paid, in part because of a policy adopted by our Board of Directors that limits the amount of dividends we may pay to 50% of then-current period earnings. For the foreseeable future, we do not expect to obtain waivers from the Finance Board for the repurchase of Class B stock prior to the end of the statutory five-year redemption period. See also “—The Finance Board’s proposed excess stock restrictions and retained earnings requirements for the FHLBanks could restrict the amount of dividends paid to members” below, for a discussion of a proposed regulation that could further increase our retained earnings target and adversely affect our ability to increase dividends for an extended period.

Our members must comply with our activity-based stock purchase requirements. Consequently, new members are required to purchase our capital stock to obtain advances, and existing members may be required to purchase additional stock to increase their advance borrowings. Although most of our members currently hold sufficient Class B stock to allow them to increase their advances without purchasing additional stock, some members have fully leveraged their Class B stock, and our strategy to increase advances could result in more members fully leveraging their Class B stock. Some members have indicated reluctance to purchase additional Class B stock because of our dividend and stock repurchase restrictions. In order to encourage advances growth from both new and existing members, our Board of Directors has requested authority to implement an excess stock pool and issue Class A stock, which could be used to satisfy the activity-based stock purchase requirement and with regard to the Class A stock, could be redeemed upon six months’ notice. We cannot predict with certainty whether the Finance Board will approve our request to implement an excess stock pool or issue Class A stock or whether, if approved, the excess stock pool or Class A stock would encourage stock purchases by either new or existing members.

We face competition for advances, which could adversely affect our net income.

Following the refocus of our business on advances beginning in late 2004 and early 2005, and our decision to exit the MPP, our business consists primarily of making advances to our members. We compete for advances business with other sources of wholesale funding, both secured and unsecured. Demand for our advances is primarily affected by the cost of other available sources of liquidity for our members. Other sources of wholesale funding may include investment banks, commercial banks, and other FHLBanks. The availability of alternative funding sources to members can vary as a result of a number of factors, including, among others, market conditions, members’ creditworthiness, and availability of collateral. We compete for advances on the basis of the total cost of our products to our members, which includes the rates we charge, as well as the dividends we pay. A decrease in the demand for our advances or a decrease in our profitability on advances would negatively affect our financial condition and results of operations, in particular net income.

Our refocus on the advances business and use of differential pricing to make advances more attractive to members may reduce our net income.

As part of the business plan, we have refocused our business on advances, using differential pricing to increase our advances activity. This means that rates on advances may be lower for some members than for others in order to be competitive with lower rates available to those members that have alternative funding sources. We anticipate that the use of differential pricing will increase our advance volume in the future and that the increased volume will compensate for any reduction in overall yield due to differential pricing. Although our advance volume increased in 2005, largely due to our use of differential pricing, there can be no assurance that we will achieve the necessary advance volume to compensate for the reduction in overall yield. Our use of differential pricing to increase our advances business will narrow our spreads on advances due to the lower spreads we generally offer to borrowers that take out large advances or meet high-volume criteria. Lower spreads due to differential pricing could result in lower net income in future periods.

The loss of large members with significant amounts of advances business or the loss of substantial advances business from those members could have a negative effect on our results of operations.

Our advance balance is concentrated with commercial banks and thrift institutions. As of March 31, 2006, five of our members held 65% of the par value of our outstanding advances, with two of those members holding 48% (one holding 29% and another holding 19%) of the par value of our outstanding advances. Changes in their borrowing decisions for whatever reason, including their reluctance to borrow if it would require purchasing more of our capital stock, can significantly affect the amount of our advances outstanding. As we have refocused our business on our advances, we expect that the concentration of advances with our largest borrowers will remain significant, and accordingly, a loss of any of these members or the loss of a substantial amount of their business could have a negative effect on our business, including our results of operations.

Implementation of the Finance Board agreement and our business plan could have future consequences that negatively affect our business, financial condition, and results of operations.

The Finance Board agreement and our business plan are designed to strengthen our risk management, capital structure, corporate governance, and capital plan. However, the implementation of the Finance Board agreement and the business plan have had consequences that negatively affected our business, financial condition, and results of operations in 2005, and could continue to have negative consequences. Possible future consequences include:

•	negative impact on our earnings from the use of derivatives to mitigate interest-rate risk in our MPP and investment portfolios;

•	possible limitation of members’ demand for advances due to the restrictions on our ability to repurchase member stock and pay dividends, if such additional advances would require additional investment in our stock;

•	possible reduction of our return on capital due to our increased capital-to-assets ratio requirement, which could reduce the amount of our earning assets relative to our capital; and

•	possible reorganization, liquidation, merger, or other alternative courses of action acceptable to the Finance Board if our retained earnings were to decrease to a level deemed by the Finance Board to be unsafe or unsound.

See “Item 1. Business—Regulation—Finance Board Agreement and Business Plan” and “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview—The Finance Board Agreement; the Business Plan; and Changes in Our Retained Earnings, Dividend Payment and Stock Repurchases Policies,” for a discussion of the Finance Board agreement and our business plan.

Fluctuations in interest rates could adversely affect our net income if we do not manage our interest-rate risk effectively.

Our net interest income is affected by fluctuations in interest rates. Interest-rate changes may be driven by economic factors or by changes in our products or services. We manage the interest-rate risk of our assets with a combination of debt issuance and derivatives, including interest-rate swaps, interest-rate caps and floors, forward purchase and sale agreements, and swaptions. Our effective management of interest-rate risk depends upon our ability, given prevailing and anticipated market conditions, to evaluate and execute appropriate funding strategies and hedging positions for our assets and liabilities. In the past, we have not always effectively managed our interest-rate risk, especially the interest-rate risk associated with the MPP, such as convexity risk, and our investment in the consolidated obligations of other FHLBanks. For example, in funding the MPP and our investment securities, we approximated the price sensitivity to changes in interest rates of these assets with that of the consolidated obligations issued on our behalf in order to purchase those assets; however, we failed to effectively manage the changes to the interest-rate price sensitivity of these instruments over time. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Trends” and “Item 2. Financial Information—Quantitative and Qualitative Disclosure About Market Risk,” which discuss, among other things, the changes in interest rates in recent years and their effects on our business, particularly the MPP. Going forward, we believe that the steps we have taken to implement our business plan, including significantly increasing our focus on market-risk measurement, monitoring, and management, will enable us to manage interest-rate risk more effectively. Nevertheless, a rapid or significant drop in long-term interest rates without a similar drop in short-term interest rates could result in faster-than-expected prepayments and lower-than-expected yields on mortgage-based assets, which could contribute to lower net income or cause net losses.

Our current capital-to-assets ratio requirement exceeds our advances-activity-based stock purchase requirement, which may constrain our ability to make new advances.

On March 31, 2006, our Board of Directors lowered the advances-activity-based stock purchase requirement from 3.5% to 2.5%. This requirement calls for members to hold stock representing a set percentage of the member’s outstanding advances (minus the membership stock purchase requirement). The Board intends to review this requirement periodically, and may raise it in light of factors such as our capital-to-assets ratio, our leverage ratio, any then-applicable limits on the amount of excess stock we are permitted to have outstanding, and whether and to what extent we have been able to implement an excess stock pool or issue Class A stock. As a result of our lower advances-activity-based stock purchase requirement, any additional purchases of capital stock for advances activity would likely not be in proportion to our minimum capital-to-assets ratio of 4.25%. The lack of proportionate capital growth on advances, compared to our required capital-to-assets ratio, may constrain the growth of our advances from time to time.

FHLBanks and FHLBank System Risks that Affect the Seattle Bank

Downgrades in our credit agency ratings or those of the FHLBank System or of other FHLBanks could adversely impact the marketability of our consolidated obligations, products, or services.

In December 2004, Standard & Poor’s rating agency lowered our long-term counterparty rating from “AAA” to “AA+,” citing concerns about the Finance Board agreement, our lower profitability, and the impact of growing mortgage-based asset portfolios on our risk profile. This rating was reaffirmed in April 2005, and, at the same time, Standard & Poor’s changed our ratings outlook from stable to negative, citing our lower profitability as a key reason for the outlook adjustment. Furthermore, Standard & Poor’s has assigned a negative outlook rating or lowered its long-term counterparty credit rating for certain other FHLBanks to AA+. Individual FHLBank ratings do not necessarily impact the credit rating of the consolidated obligations issued by the Office of Finance on behalf of the FHLBanks. Currently, Standard & Poor’s rates the FHLBank System’s consolidated obligations “AAA/A-1+” and Moody’s rates them “Aaa.” However, adverse credit agency ratings actions or negative guidance regarding the Seattle Bank or other FHLBanks could adversely affect the FHLBanks’ cost of funds and the FHLBank System’s ability to issue consolidated obligations on acceptable terms, which could negatively affect our financial condition and results of operations.

Our access to funding depends upon demand for the FHLBank System’s debt issuances.

Our primary source of funding is the issuance of consolidated obligations by the Office of Finance on behalf of the FHLBanks. We compete with Fannie Mae, Freddie Mac, and other GSEs, including other FHLBanks, as well as corporate, sovereign, and supranational entities, including the World Bank, for funds raised through the issuance of unsecured debt in the national and global debt markets. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt costs or lower amounts of debt issued at the same cost than otherwise would be the case. In addition, the availability and cost of funds raised through issuance of certain types of unsecured debt may be adversely affected by regulatory initiatives. Although the available supply of funds from the FHLBank System’s debt issuances has kept pace with the funding requirements of our members, there can be no assurance that this will continue to be the case.

Furthermore, our borrowing costs and access to funds could be adversely affected by changes in investor perception of the FHLBank System’s debt issuances. For example, recent negative public policy views on the systemic risks presented by GSEs and accounting and other announcements by Fannie Mae, Freddie Mac, and the FHLBanks have, at times, created pressure on debt pricing, as investors apparently perceive such obligations as bearing greater risk than some other debt products. Any additional similar announcements may contribute to further pressure on debt pricing. As a result of the perception of higher risk relating to GSE debt products, as well as GSE growth, the FHLBank System may have to pay higher interest rates on its consolidated obligations to make them attractive to investors.

The Seattle Bank and the other FHLBanks are governed by laws and regulations relating to the FHLBank System, changes to which could negatively impact our business.

The FHLBanks are GSEs supervised and regulated by the Finance Board under the FHLBank Act and the rules and regulations promulgated by the Finance Board. From time to time, Congress has amended the FHLBank Act in ways that have significantly affected the rights and obligations of the FHLBanks and the manner in which the FHLBanks carry out their housing-finance mission and business operations. Furthermore, actions by the Finance Board regarding the FHLBank System or the Seattle Bank can specifically affect the Seattle Bank’s operations. For example, the Finance Board must approve amendments to our capital plan and may impose various restrictions and limitations to our business, such as increasing our minimum capital-to-assets ratio requirement.

In recent years, there has been increased congressional scrutiny of GSEs, including the FHLBanks. For example, various bills that would, among other things, create a new regulator for Fannie Mae, Freddie Mac, and the FHLBanks and address other GSE reform issues were considered during 2004 and 2005, but no such legislation was enacted. At this time, it is impossible to predict what, if any, provisions affecting the FHLBanks and their regulation may ultimately be included and enacted in legislation or when any changes would go into effect.

Any new or amended legislation enacted by Congress or new regulatory requirements adopted by the Finance Board, as well as failure of anticipated changes or interpretations to take effect, could have a negative effect on our ability to conduct our business, including the costs, size, and scope of our operations.

The Finance Board’s proposed excess stock restrictions and retained earnings requirements for the FHLBanks could restrict the amount of dividends paid to members and thereby reduce member demand for advances.

In March 2006, the Finance Board approved a proposed rule that would limit the amount of excess stock that an FHLBank can have outstanding to one percent of the FHLBank’s total assets and that would prescribe a minimum amount of retained earnings for each FHLBank equal to $50 million plus one percent of the FHLBank’s non-advance assets. The proposed rule would also prohibit an FHLBank from selling excess stock to its members and from paying stock dividends, and would restrict each FHLBank’s ability to pay dividends when its retained earnings were below the prescribed minimum. The public will have until July 13, 2006 to comment on the proposed rule.

If the proposed rule had been in effect as of March 31, 2006, our excess stock would have been limited to $533.4 million as of that date, compared to $545.6 million in excess stock actually outstanding. If the proposed rule had been in effect, we would have been required to submit a compliance plan to the Finance Board demonstrating how we would bring ourselves into compliance with the excess stock limitations. In addition, if the proposed rule had been in effect as of March 31, 2006, our retained earnings minimum as of that date would have been $362.6 million, based on a calculation of $50 million plus one percent of the daily average of our total assets, less the daily average of our advances during the fourth quarter of 2005, compared to our actual retained earnings of $76.8 million as of March 31, 2006. Under the proposed rule, failure to meet the applicable retained earnings minimum would result in restrictions on the amount of dividends that an FHLBank could pay. Although we are currently unable to pay any dividends without first obtaining a waiver from the OS Director, we believe that the proposed rule, if adopted, could restrict the amount, type, and timing of any dividends that we might be permitted to pay until we have achieved and maintain our retained earnings minimum, which could in turn reduce member demand for our advances and negatively impact our business.

Changes in the Federal Reserve Board’s policy statement regarding its payments system could increase our short-term borrowing costs.

The Federal Reserve Board in September 2004 announced that it has revised its Policy Statement on Payments System Risk concerning interest and redemption payments on securities issued by FHLBanks and certain other organizations. Under this policy, the Federal Reserve Banks will no longer allow these organizations to incur an intraday overdraft on their accounts with the Federal Reserve Banks. This will require that the affected organizations maintain adequate collected balances with the Federal Reserve Banks before the Federal Reserve Banks will transfer amounts on behalf of these organizations, including principal and interest to FHLBank debtholders. In response to this new policy, the FHLBank System is currently developing a contingency plan that would obligate the FHLBanks to collectively provide back-up liquidity to ensure timely payment of principal and interest payments to FHLBank debtholders. At this time, the Seattle Bank cannot assess the effects that the July 2006 implementation of the new policy or the contingency plan as ultimately established will have on the operations of the Seattle Bank or the FHLBank System as a whole.

The Finance Board could make us liable for all or a portion of the consolidated obligations of any or all of the FHLBanks.

Although we are primarily liable for the allocated portion of consolidated obligations issued on our behalf by the Office of Finance, we also are jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all of the consolidated obligations of the FHLBank System. The Finance Board, at its discretion, may require any FHLBank to make the principal or interest payments due on any FHLBank’s consolidated obligation, even in the absence of a default of an FHLBank. Although no FHLBank has ever defaulted on a consolidated obligation and the joint and several requirements have never been invoked, we could incur significant liability beyond our primary obligations under consolidated obligations if the Finance Board should decide to make us liable for another FHLBank’s consolidated obligations, which would negatively affect our financial condition and results of operations, as well as limit our ability to pay dividends or repurchase member stock in the future.

Exposure to credit risk could have a negative impact on our financial condition and results of operations.

We are subject to credit risk from our advances to members, MPP loans held for portfolio, secured and unsecured investments in our investment portfolio, and derivative contracts and hedging activities. Severe economic downturns, declining real estate values (both residential and non-residential), changes in monetary policy or other events that could have a negative impact on the capital markets could lead to member or counterparty defaults or losses on our investments or MPP loans held for portfolio that could have a negative impact on our financial condition and results of operations.

We rely heavily upon effective information systems and other technology, and failures in maintenance or other interruptions in these systems could adversely affect our business.

We rely heavily upon maintaining effective information systems and other technology to conduct and manage our business, including systems and other technology provided by third-party providers. Maintaining effective information systems and technologies is dependent on appropriate implementation and may require substantial capital expenditures from time to time. To the extent that we experience a significant failure or interruption in any of these systems or other technology, including due to actions by third parties, we may be unable to conduct and manage our business effectively. In addition, although we have established and maintain disaster recovery plans, we can provide no assurance that they will be able to prevent, or timely and adequately address or mitigate, the negative effects of any failure or interruption in our information systems and other technology. A natural or other catastrophe, an act of terrorism, or a third-party service provider’s error could cause such a failure or interruption. Any significant failure or interruption could harm our customer relations, risk management, and profitability, which could negatively affect our financial condition and results of operations.

We could be negatively affected by local and national business and economic conditions, as well other events that are outside of our control.

Local and national economic conditions could be less favorable than expected or could have a more direct and pronounced effect on our business than expected. For example, conditions affecting interest rates, money supply, inflation, and debt and capital markets, including those stemming from policies of governmental entities such as the Federal Reserve Board, have a significant impact on our operations. Changes in these conditions could adversely affect our ability to increase and maintain the quality of our interest-earning assets and increase the costs of our interest-bearing liabilities. For example, an economic downturn or declining property values could cause higher delinquency and default rates on our outstanding advances and mortgage loans.

Furthermore, natural disasters, acts of terrorism, and other events outside of our control, especially if they occur in our region, could negatively affect us, including by damaging our members’ businesses, our real property, the collateral for our advances and mortgage loans, and in other ways. For example, should there be a natural disaster or other event, such as the terrorist attacks of September 11, 2001, that limits or prevents the FHLBank System from accessing the public debt markets for a period of time, our business would be significantly affected, including our ability to provide advances to our members.

ITEM 2. FINANCIAL INFORMATION

Selected Financial Data

The following selected financial data of the Seattle Bank should be read in conjunction with our audited financial statements and related notes for the year ended December 31, 2005, our unaudited financial statements and related notes for the three months ended March 31, 2006, and “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this registration statement.

	March 31,			December 31,
	2006		2005	2005	2004	2003	2002	2001
	(in millions, except ratios)
Statements of Condition (at period end)
Total assets		$53,376	$48,085	$52,542	$48,086	$51,164	$46,684	$43,372
Cash and investments (1)		24,199	21,216	23,590	22,428	20,052	17,189	17,049
Advances		21,924	16,553	21,435	14,897	19,653	20,036	24,252
Mortgage loans held for portfolio		7,003	10,070	7,216	10,446	11,172	9,112	1,728
Deposits and other borrowings		1,101	1,895	1,194	1,093	1,317	1,755	2,159
Primary obligations on consolidated obligations (2)		49,143	43,295	48,503	44,106	46,518	41,569	38,280
Affordable Housing Program (AHP)		28	43	31	44	48	53	52
Payable to (Receivable from) Resolution Funding Corporation (REFCORP)		2	3	(3)	4	9	11	14
Class B(1)/B(2)—putable or capital stock—putable		2,131	2,023	2,133	2,027	2,399	2,345	2,391
Total capital		$2,208	$2,102	$2,201	$2,102	$2,456	$2,382	$2,426

Statements of Income (for the period)
Interest income		$580	$450	$1,961	$1,673	$1,583	$1,674	$2,243
Net interest income		20	36	97	156	218	253	254
Other income		2	(3)	(28)	4	11	(27)	15
Other expense		12	16	66	47	33	26	23
Income before AHP and REFCORP assessments		11	17	3	113	196	200	246
AHP and REFCORP assessments		3	5	1	30	52	53	64
Income before cumulative change in accounting principles		8	12	2	83	144	147	181
Net income (3)		8	12	2	83	144	147	178

Dividends (for the period)
Dividends paid in cash and stock (4)	$		$8	$8	$64	$123	$145	$157
Annualized dividend rate (5)			0.53%	0.41%	2.75%	5.15%	5.97%	6.88%
Capital stock (5)(6)		NA	NA	NA	NA	NA	6.00%	6.88%
Class B(1) stock (5)(6)			1.63%	0.41%	2.87%	5.56%	6.38%	NA
Class B(2) stock (5)(6)			1.50%	0.38%	0.63%	0.71%	1.05%	NA
Dividend payout ratio (7)(8)			69.09%	494.63%	77.64%	85.65%	98.70%	88.15%

Financial Statistics (for the period)
Return on average equity		1.47%	2.98%	0.08%	3.44%	5.86%	5.93%	7.67%
Return on average assets		0.06%	0.10%	0.00%	0.17%	0.31%	0.33%	0.41%
Equity-to-assets ratio (9)		4.30%	4.51%	4.42%	4.82%	5.24%	5.63%	5.36%
Total capital-to-assets ratio (10)		4.26%	4.53%	4.32%	4.50%	4.80%	5.10%	5.59%
Net interest margin (11)		0.16%	0.30%	0.19%	0.31%	0.42%	0.57%	0.57%

(1)	Investments also include interest-bearing deposits in banks, securities purchased under agreements to resell, and federal funds sold.
(2)	Consolidated obligations are the joint and several obligations of all of the FHLBanks. The total amount of the FHLBanks’ outstanding consolidated obligations, net of interbank holdings, was approximately $930.0 billion and $848.0 billion as of March 31, 2006 and 2005, and $931.7 billion, $860.4 billion, $740.9 billion, $673.7 billion, and $621.3 billion as of December 31, 2005, 2004, 2003, 2002, and 2001.
(3)	The Seattle Bank adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133, as of January 1, 2001 and recorded a $3.4 million loss for the cumulative effect of accounting change on earnings, including a net gain of $170,000 on securities held at fair value and a net loss of $3.5 million on derivatives and hedging activities. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 2 of the Notes to Financial Statements for Years Ended December 31, 2005, 2004, and 2003.”
(4)	Dividends paid in cash and stock include cash dividends of $0 and $22,000 for the three months ended March 31, 2006 and 2005, and $23,000, $66,000, $87,000, $82,000, and $76,000 for the years ended December 31, 2005, 2004, 2003, 2002, and 2001.

(5)	Annualized dividend rates are dividends paid in cash and stock, divided by the average of capital stock eligible for dividends, during the year.
(6)	Capital stock, Class B(1) stock and Class B(2) stock dividend rates are the sum of the dividends paid per share of stock for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004, 2003, and 2001. We converted to our new capital structure on June 30, 2002, and outstanding capital stock was converted, at par value, to Class B(1) stock. For the year ended December 31, 2002, the dividend rates per share of capital stock, Class B(1) stock and Class B(2) stock have been annualized by taking the sum of the dividends paid per share during the two quarters that each class of stock was outstanding, multiplied by two.
(7)	Dividend payout ratio is dividends paid in cash and stock divided by net income.
(8)	The dividend paid in the three months ended March 31, 2005 was based on earnings for the three months ended December 31, 2004. The Seattle Bank did not declare any dividends based on earnings for the three months ended March 31, 2006 or 2005, or for the year ended December 31, 2005.
(9)	Equity-to-assets ratio is average capital stock, including mandatorily redeemable, plus retained earnings, and accumulated other comprehensive income divided by the total average assets.
(10)	Total capital-to-assets ratio is capital stock, including mandatorily redeemable, plus retained earnings and accumulated other comprehensive income divided by the total assets at the end of the period.
(11)	Net interest margin is net interest income divided by the average earning assets.

Forward-Looking Statements

This registration statement contains forward-looking statements that are subject to risk and uncertainty. These statements describe the expectations of the Federal Home Loan Bank of Seattle, or the Seattle Bank, regarding future events and developments, including future operating results, growth in assets, and continued success of our products. These statements include, without limitation, statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions, and financial performance. The words “will,” “believe,” “expect,” “intend,” “may,” “could,” “should,” “anticipate,” and words of similar nature are intended in part to help identify forward-looking statements.

Future events are difficult to predict, and the expectations described in this report, including any forward-looking statements, are subject to risk and uncertainty that may cause actual results to differ materially from those we currently anticipate. See also “Item 1A. Risk Factors.” Consequently, there is no assurance that the expected results will be achieved. Factors that may cause actual results to differ materially from those discussed in this registration statement include, among others, the following:

•	Although we have attempted to address the risk of changes in the interest-rate environment through our change in business focus and hedging activities, a rapid or significant drop in long-term interest rates without a similar drop in short-term interest rates could result in faster-than-expected prepayments and lower-than-expected yields on mortgage-based assets, which could contribute to lower net income or cause net losses.

•	Implementation of our strategy to exit the MPP has reduced interest income and will continue to do so, particularly if we are unable to earn interest income from advances comparable to the interest income we earned on MPP loans.

•	Our strategy to focus on advances will lead to reduced spreads relative to those in the MPP because advances earn lower spreads, and because we have increased our use of differential pricing to increase advances business, which will further narrow our spreads on advances due to the lower spreads we generally offer to borrowers who take out large advances or meet high-volume criteria.

•	Changes in our capital management strategies, such as the restrictions on both dividends and stock repurchases that we implemented as a condition to the acceptance by the Finance Board of our business plan, the requirement under the business plan that we maintain a capital-to-assets ratio that is higher than the regulatory capital-to-assets ratio requirement, and our plan to increase retained earnings over time has negatively affected members’ willingness to purchase additional stock, which could result in lower than anticipated advance volumes.

•	In order to encourage members to take out advances, our Board of Directors implemented a change to our capital plan that allows our members to support new advances with their outstanding membership stock, which is the stock that a member is required to hold in order to maintain its membership. One consequence of this change, however, is that our capital will not increase as a result of the increase in advances supported by membership stock. Because we must maintain a minimum capital-to-assets ratio of 4.25%, this lack of growth in capital could constrain the growth of our advances from time to time. As of March 31, 2006, our capital-to-assets ratio was 4.26%.

•	In March 2006, our Board of Directors lowered the advances-activity-based stock purchase requirement from 3.5% to 2.5%. This requirement calls for members to hold stock representing a set percentage of the member’s outstanding advances (minus the membership stock requirement). The Board intends to review this requirement periodically, and may raise it in light of factors such as our capital-to-assets ratio, our leverage ratio, any then-applicable limits on the amount of excess stock we are permitted to have outstanding, and whether and to what extent we have been able to implement an excess stock pool or issue Class A stock. As a result of our lower advances-activity-based stock purchase requirement, any additional purchases of capital stock for advances activity would likely not be in proportion to our minimum capital-to-assets ratio of 4.25%. The lack of proportionate capital growth on advances, compared to our required capital-to-assets ratio, may constrain the growth of our advances from time to time.

•	In May 2006, our Board of Directors approved amendments to our capital plan to encourage new advance activity. If the Finance Board approves these amendments, we would create an excess stock pool to permit members to use other members’ excess stock and we would create Class A stock, in each case, to support new advances. We anticipate that Class A stock would be subject to the same advances-activity-based stock purchase requirement as for Class B stock. One consequence of such amendments would be that any additional advance activity supported by the excess stock pool or purchases of Class A stock could adversely affect our capital-to-assets ratio, which is required to be at least 4.25%. The need to maintain our minimum capital-to-assets ratio could further constrain the growth of our advances from time to time.

•	Although the Board of Directors has proposed changes to the capital plan intended to encourage new advance activity, there can be no assurance that these changes will have the intended effect.

•	Our investment strategy to purchase consolidated obligations of other FHLBanks, which we discontinued in October 2004, has adversely affected and will continue to adversely affect our net interest income in 2006, with a diminishing effect on net interest income in later years.

•	Competition from other FHLBanks or other alternative sources of funding available to our members could reduce the demand for our advances or the interest income we receive on our advances and limit our ability to increase our advances business.

•	Adverse changes in the market prices of our financial instruments, or failure to effectively hedge these instruments, could decrease our market value of equity, which we consider to be the present value of the expected net cash flows from all our assets, liabilities, and commitments.

•	Changes in investor demand for consolidated obligations or changes in our ability to participate in the issuance of consolidated obligations could affect our borrowing costs and access to funds.

•	Negative changes in our credit agency ratings or ratings applicable to the FHLBank System could adversely impact the marketability of our consolidated obligations, products, or services.

•	Failure to satisfy hedge accounting criteria under U.S. GAAP in hedging our interest-rate risk could adversely affect our reported financial performance.

•	Regulatory or legislative changes could cause us to modify our current structure, policies, or business operations in a way that increases expenses or otherwise negatively affects our financial performance. For example, if the recent Finance Board proposal relating to excess stock restrictions and retained earnings requirements is approved, it could have such an effect. See “—Capital Resources and Liquidity—Capital Resources—Retained Earnings and Dividends.”

•	Withdrawal of one or more large members or consolidation among our members could reduce demand for our advances and, consequently, our interest income, as well as eventually reduce our capital levels.

•	Changes in accounting rules or in the interpretation of existing rules could contribute to volatility in our reported financial results.

•	Because of the joint and several liability of all FHLBanks for consolidated obligations, if another FHLBank were unable to make principal or interest payments on the consolidated obligations on which it was the primary obligor, we could be required by the Finance Board to make payments on behalf of the defaulting FHLBank. In addition, we could be required to make such principal or interest payments on behalf of another FHLBank even in the absence of a default if directed to do so by the Finance Board. See “Item 1. Business—Debt Financing—Liability for Consolidated Obligations” relating to joint and several liability of the FHLBanks.

•	Local and national economic conditions could be less favorable than expected or could have a more direct and pronounced effect on our business than expected. Changes in these conditions could adversely affect our ability to increase and maintain the quality of our earning assets.

•	Events such as terrorism, natural disasters, or other catastrophic events could disrupt the financial markets where we obtain funding, our borrowers’ ability to repay advances, or the value of the collateral that we hold.

These cautionary statements apply to all related forward-looking statements, wherever they appear in the report. We do not undertake to update any forward-looking statements that we make in this registration statement or that we may make from time to time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reviews our financial condition as of March 31, 2006, and December 31, 2005 and 2004, and our results of operations for the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004, and 2003. This discussion should be read in conjunction with our unaudited financial statements and condensed notes for the three months ended March 31, 2006 and our audited financial statements and related notes for the year ended December 31, 2005, included elsewhere in this registration statement.

Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Overview

Structure and Historical Operations

The Seattle Bank is a cooperative in which members own the stock and may receive dividends on their investments. Only federally insured depository institutions and insurance companies engaged in residential housing finance may apply for membership. All members are required to purchase stock in the Seattle Bank in amounts determined under our capital plan. In order to become members, the plan requires financial institutions to purchase a minimum amount of stock, which is the greater of $500 or an amount based on their mortgage-related assets. Members are also subject to activity-based stock purchase requirements, which may require them to purchase additional stock if the amount of business they do with us increases. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 11 of the Condensed Notes to Financial Statements for the Three Months Ended March 31, 2006 and 2005 and “—Note 21 of the Notes to Financial Statements for the Years Ended December 31, 2005, 2004, and 2003,” for discussions of transactions with our members and their affiliates.

To serve the needs of our members, we have historically offered products and services through two operating segments, traditional member finance and, since 2001, the MPP. The traditional member finance segment includes advances, investments, and related funding and derivative instruments, and other fee-based member services. The MPP segment includes mortgage loans purchased for our portfolio directly from participating members and the related funding and derivative instruments. As part of the business plan, however, we are exiting the MPP. In August 2005, we sold a substantial portion of our government-insured mortgage loans to an affiliate of one of our members.

Our principal source of financing is the issuance of consolidated obligations by the Office of Finance, a joint office of the FHLBanks created by the Finance Board, on our behalf. Although the FHLBanks are jointly and severally liable on all consolidated obligations, individual banks are primarily liable for an allocated portion of the consolidated obligations in which they participate.

Our principal source of income is net interest income, which is interest income received from our interest-earning assets less the interest expense paid on our interest-bearing liabilities. Our financial results are significantly impacted by changes in interest rates and, to a lesser extent, by U.S. economic conditions resulting from the level of interest rates.

Trends

Beginning in 2001, we chose to emphasize acquiring mortgage loans through the MPP to achieve asset growth. In 2002, as a result of this strategic shift, we discontinued the use of differential pricing on our advances. This change in pricing policy contributed to the eventual decrease in our advance volumes because our advance rates were no longer competitive with the rates that could be obtained by our largest members elsewhere. We continued to expand our mortgage loan portfolio until the end of 2003, when, due to historically low interest rates and the complexities associated with managing a 30-year, fixed-rate, mortgage loan portfolio, we decided to limit the growth of the MPP until we could improve our operational capabilities to better support the more complex risk profile of the MPP.

In late 2002 and early 2003, the Seattle Bank made large purchases of MPP assets and mortgage-backed securities. We funded these purchases with both callable debt and noncallable, or bullet, debt. The acquisition prices of these mortgage-based assets often exceeded par because interest rates had declined since their origination, causing them to appreciate before we purchased them. In 2003, when interest rates declined to historic lows, mortgage prepayments accelerated to a much faster pace, and we were not able to effectively match the cash flows of callable and bullet debt with the cash flows of the newly acquired mortgage-based assets. We did not refinance or retire the debt because of either the lock-out period on the callable debt or the premium that would have been required to extinguish the above market-rate debt. In addition, we did not hedge the interest-rate risk in part because of the cost associated with hedging. We purchased new mortgage-based assets at interest rates significantly lower than the assets they replaced, causing a decrease in net interest income or negative net interest income. Net interest income was also reduced because of the increased premium amortization that had to be recognized when the above-par MPP mortgage loans and mortgage-backed securities were prepaid more quickly than expected.

The faster-than-expected prepayments of existing mortgage-based assets, the decrease in new advances because of our noncompetitive rates, and our internal limits on acquiring MPP mortgage loans caused us to accumulate excess cash. We had to either reinvest our excess cash in higher-yield investments in order to produce a higher return on capital or return it to our members by repurchasing their stock. Our members had historically received dividends at favorable rates—for example, ranging from 6.88% in 2001 to 5.15% in 2003—and preferred to hold our stock in order to continue to receive attractive dividends. Seeking to earn additional interest income to continue paying dividends at close to historical rates, we invested our excess cash primarily in mortgage-backed securities and callable debt of government-sponsored entities, or GSEs, such as other FHLBanks, Fannie Mae, and Freddie Mac. We also significantly increased our investment portfolio in late 2003 through August 2004, primarily by acquiring the consolidated obligations of other FHLBanks. We funded most of these purchases with our own contemporaneously issued consolidated obligations, primarily consisting of short- and long-term bullet debt, but we did not match the prepayment options and maturities of the investments we purchased with the maturities and call options of the debt issued. During 2004, short-term interest rates steadily increased and long-term interest rates did not correspondingly increase, causing a decrease in our net interest income.

These changes in interest rates also caused the market value of our investments to decline and the market value of the contemporaneously issued long-term debt to increase. Consequently, our market value of equity declined. As of March 31, 2006, we disclosed net unrealized market value losses of $370 million, which, in accordance with U.S. GAAP, are not reflected in our March 31, 2006 financial position and results. For more information regarding estimated fair value, see “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 10 of the Condensed Notes to Financial Statements for the Three Months Ended March 31, 2006 and 2005.” Because of the net unrealized market value losses, the ratio of the market value of our equity to the book value of our equity was estimated at 83% as of March 31, 2006. As of April 30, 2006, these net unrealized market value losses decreased to $332 million with the ratio of the market value of our equity to the book value of our equity estimated at 85%. The amount of our net unrealized market value loss involves estimates of the market values of our assets, liabilities, and commitments, which we discuss in greater depth in “—Financial Condition” and “—Quantitative and Qualitative Disclosures About Market Risk.”

During the first half of 2005, we purchased options on interest-rate swaps, or swaptions, at an approximate cost of $80 million, as economic hedges to protect against the potential of additional large, unrealized losses in market value of equity. We intended to use swaptions to hedge our interest-rate risk until we were able to significantly reduce this risk by restructuring our assets and liabilities. The $15.8 million of expenses associated with holding these swaptions contributed to our lower earnings in 2005. In August 2005, we sold $1.4 billion of our government-insured mortgage loans to reduce both our interest-rate risk and the immediate need to hedge with swaptions. We did not hold any swaptions during the first three months of 2006. If long-term rates should decline from current levels or rise significantly and rapidly, we might again purchase swaptions as an economic hedge against the potential for further large declines in our market value of equity.

As a result of these historical trends and the actions we are taking to implement the business plan discussed below, our net income declined in 2004 and 2005. In addition, because we continue to hold assets, primarily the consolidated obligations of other FHLBanks, with yields substantially below current-market interest rates, and because we are locked into the higher-cost consolidated obligations for some time into the future, as described above, our net income will continue to be depressed in 2006, with diminishing effects in later years. Nevertheless, assuming the continuation of the current interest-rate environment, which reflects an essentially flat yield curve, we anticipate that our earnings will increase in 2006 and later years.

The Finance Board Agreement; the Business Plan; and Changes in Our Retained Earnings, Dividend Payment and Stock Repurchase Policies

On December 10, 2004, we entered into an agreement with the Finance Board in connection with our 2004 examination. The Finance Board agreement required us to develop a three-year business and capital management plan and submit it to the Finance Board’s Office of Supervision, and imposes certain other requirements and limitations. For example, the Finance Board agreement prohibits us from further purchases of consolidated obligations of other FHLBanks without Finance Board approval, although it does not require us to divest our investments in the consolidated obligations of other FHLBanks that we currently hold. See “Item 1. Business— Regulation—Finance Board Agreement and Business Plan” for additional discussion of the Finance Board agreement.

On April 5, 2005, we submitted our three-year business and capital management plan to the Finance Board. On May 18, 2005, the Finance Board accepted our three-year business and capital management plan, subject to our adoption of certain dividend and stock repurchase restrictions. We refer to the three-year business and capital management plan, as updated from time to time, as the business plan. To meet the Finance Board conditions, our

Board of Directors adopted policies on May 18, 2005, (i) suspending indefinitely the declaration or payment of any dividend and providing that any future dividend declaration or payment generally may be made only after prior approval of the Director of the Office of Supervision of the Finance Board, or the OS Director, and (ii) suspending indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. These policies will be in effect until formally revoked by our Board of Directors, following approval of the OS Director. Our Board of Directors may seek a waiver to declare dividends in 2006, provided that we are profitable. We do not expect to obtain waivers from the Finance Board for the repurchase of Class B stock prior to the end of the statutory five-year redemption period for the foreseeable future.

In addition to the dividend and stock repurchase restrictions described above, the business plan includes the following key elements:

•	changing the focus of the Seattle Bank from mortgages to advances;

•	expanding the use of differential pricing to increase advance volumes;

•	proposing to amend the capital plan to permit the use of membership stock to support advances;

•	substantially reducing the Seattle Bank’s interest-rate exposure by discontinuing the MPP and developing alternatives for ongoing management of the mortgage loan portfolio;

•	implementing an active hedging program to offset the interest-rate risk inherent in our assets and liabilities;

•	significantly increasing the Seattle Bank’s focus on market-risk measurement, monitoring, and management;

•	specifying that the Seattle Bank will provide 12-month projections to the Finance Board if retained earnings should fall below $40 million and, if the projections should show zero retained earnings or a retained deficit in any period, provide the Finance Board with a contingency plan for avoiding or addressing the retained deficit;

•	requiring a minimum capital-to-assets ratio of 4.25% until MPP asset balances have been reduced and the transition to an advances-focused bank has been completed, at which time the minimum capital-to-assets ratio will be decreased to 4.15%;

•	setting a long-term retained earnings target based on the Seattle Bank’s current retained earnings policy and practices; and

•	proposing possible future authorization and issuance of Class A stock under our capital plan to encourage increased advance borrowing.

Our Board of Directors has directed and overseen a number of actions to change the Seattle Bank’s business focus in accordance with the business plan. These actions include:

•	changing our senior management, including the retention of a new President and Chief Executive Officer and a new Chief Operating Officer, as well as naming a new Chief Financial Officer, General Counsel, and Chief Risk Officer;

•	refocusing our strategic direction on advances;

•	exiting from the MPP by no longer entering into new master commitment contracts and selling $1.4 billion of our government-insured mortgage loans;

•	restructuring our finance division and creating an independent risk management division to implement more stringent risk management controls and to upgrade our market-risk management processes;

•	decreasing our staff by 66 employees during 2005 to reduce overall operating expenses;

•	approving strategies to actively hedge our overall interest-rate risk;

•	retaining consultants to advise us in developing strategy, risk management, and governance processes and implementing many of their recommendations;

•	amending our retained earnings policy to require an increase in our level of retained earnings based on specific target objectives;

•	amending our capital plan to allow our members to support their advances with their membership stock, which is stock that they are required to hold in order to maintain their membership in the Seattle Bank;

•	approving amendments to our capital plan to create an excess stock pool to permit members to use other members’ excess stock and to create Class A stock, in each case, to support new advances, subject to approval by the Finance Board; and

•	submitting an updated business plan to the Finance Board, reflecting recent results and current financial projections.

The purpose of the Finance Board agreement, the business plan, and the steps we have taken to change our business and policies as described above is to strengthen our risk management, capital structure, corporate governance, and capital plan. However, these measures have had or could in the future have consequences that negatively impact our business, financial condition, and results of operations, including the following:

•	During the implementation of the business plan, including our exit from the MPP, our earnings have been depressed relative to past years. Our Board of Directors has not declared a dividend since the first quarter of 2005, although it may seek a waiver to declare dividends in 2006, provided that we are profitable. In addition, we expect to have limited capacity to accommodate repurchases of Class B stock, assuming we could obtain Finance Board approval to do so. We do not expect to request permission to make such repurchases in the foreseeable future.

•	The costs associated with the use of derivative instruments to mitigate the interest-rate risk in our MPP and investment portfolios and the related liabilities negatively affected our earnings in 2005.

•	Restrictions in our capital-to-assets ratio have reduced, and will continue to reduce, the amount of our earning assets relative to capital, likely reducing our return on capital.

•	We incurred significant expenses, including $4.0 million in consulting fees, in order to implement the Finance Board agreement and the business plan.

•	Our reductions in staff resulted in termination-related expenses that adversely affected our net income during 2005.

•	Member demand for advances and other products that would require additional investment in our stock has been, and may continue to be, limited due to the restrictions of dividends and member stock repurchases.

•	Due to amendments to our capital plan, either adopted or proposed, that are designed to permit members to support their advances without purchasing capital in proportion to our minimum capital-to-assets ratio, our capital will not increase proportionately with the increase in advances, which could constrain our ability to make advances.

•	Limits on any increase to our market, credit, or operational risk may constrain our ability to compete by introducing new products or services.

These effects are discussed below under the captions “—Financial Condition,”—Results of Operations for the Three Months Ended March 31, 2006 and 2005” and “—Results of Operations for the Years Ended December 31, 2005, 2004, and 2003.”

Financial Condition

Our assets principally consist of advances, investments, and mortgage loans held for portfolio. The composition of our assets changed during 2005 from year-end 2004 and continued to change during the first quarter of 2006, primarily reflecting our decisions to emphasize our advances, exit the MPP, and increase our short-term investments in order to more fully use our capital, together with principal payments on our investment portfolio and the MPP. During 2004, the change in the composition of our assets from year-end 2003 primarily reflected decreased advance balances and the growth of the investment portfolio. The proportion of MPP assets to total assets did not grow in 2004 due to the increase in prepayments on our MPP mortgage loans and to our decision in late 2003 to limit MPP purchases from large participating financial institutions until we had improved our operational capabilities to support the more complex risks associated with mortgage loans. During 2004, as advances and MPP mortgage loans were paid off, we generally invested these proceeds, along with other funds, in investment securities, increasing the investment portion of our assets.

As part of the business plan, we began exiting the MPP in 2005 and have refocused our business on advances. During 2005, we increased our advances by $6.5 billion, or 44%. During the first quarter of 2006, we continued to increase advances relative to mortgage loans held for portfolio as a percentage of our total assets. We are using differential pricing to increase our advances activity, and our mortgage loan portfolio will continue to decrease over time as mortgage loans are paid off. In August 2005, we sold $1.4 billion of our government-insured mortgage loans to an affiliate of one of our members. Going forward, we expect our advances to continue to increase, our MPP balances to continue to decline, and our investments to decrease as a percentage of our total assets.

The following table summarizes our total assets by major asset classes, as of the dates indicated.

	As of March 31, 2006	As of December 31,
		2005	2004	2003
Advances	41.1%	40.8%	31.0%	38.4%
Investments	45.3	44.9	46.6	39.2
Mortgage loans held for portfolio	13.1	13.7	21.7	21.8
Other assets	0.5	0.6	0.7	0.6

Total	100.0%	100.0%	100.0%	100.0%

We obtain funding to support our business primarily through the issuance, by the Office of Finance on our behalf, of debt securities in the form of consolidated obligations. We also rely on member deposits and on the issuance of our equity securities to our members in connection with their membership and their utilization of our products, such as advances, although restrictions on our ability to pay dividends on and redeem our capital stock have reduced our members’ willingness to purchase our stock and, therefore, have limited the amount of capital we receive from this source.

We report our assets, liabilities, and commitments in accordance with U.S. GAAP, including the market value of our assets, liabilities, and commitments, which we also review for purposes of risk management. The differences between the carrying value and market value of our assets, liabilities, and commitments are unrealized market value gains or losses. As of March 31, 2006, we had net unrealized market value losses of $370 million. Our calculation of market values involves estimates of the market value of our assets, liabilities, and commitments, which may interject imprecision into any unrealized market-value gains or losses that we report.

To determine market values, our valuation policy requires us to use outside pricing sources, when such prices are available from active dealers in the specific securities being valued. We estimate prices for our advances and derivative products using an internal model because outside pricing sources for these instruments are not readily available. Because most of our financial assets, liabilities, and commitments are not actively traded, the external pricing sources that we use can only provide us with estimates of market values. Although we believe these estimates are reasonable, they do not necessarily represent the actual values that would be realized if the financial assets, liabilities, or commitments were to be sold or settled. These estimates of value are generally based on algorithms that rely on traded prices to derive prices for instruments that do not trade frequently, and these algorithms are commonly used to estimate the values of financial instrument portfolios. Different pricing sources may provide different market values for the same asset, liability, or commitment. These differences in market-value estimates, although small in relative value to our overall assets, liabilities, and commitments, can result in large differences in the amount of unrealized gains or losses that we report. Valuation of even actively traded instruments may be imprecise and vary among dealers.

We discuss the material changes in each of our principal categories of assets and liabilities and our capital stock in more detail below.

Advances

Advances increased by $488.8 million, to $21.9 billion, as of March 31, 2006, compared to December 31, 2005. This increase was primarily the result of our continued emphasis on our advances business. For the three months ended March 31, 2006, new advances totaled $22.1 billion, while maturing advances totaled $21.6 billion. This level of activity was significantly higher than that of the same period of 2005, when new advances totaled $15.7 billion and maturing advances totaled $13.9 billion. The increase in advance activity during the first quarter of 2006 was primarily attributable to advances made to our larger members.

For 2005, advances increased by $6.5 billion, to $21.4 billion, primarily as a result of our renewed emphasis on our advances business. New advances totaled $85.6 billion, while maturing advances totaled $78.9 billion during this period. This compares favorably to 2004, when advance levels fell $4.8 billion as new advances totaled $42.8 billion and maturing advances totaled $47.5 billion. The increase in our advance balance at December 31, 2005 reversed a trend in year-over-year declines described below. The increase in advances during 2005 was primarily attributable to advances made to our larger members and to our increased use of differential pricing.

For 2004, advances decreased $4.8 billion to $14.9 billion, due primarily to the maturity and nonrenewal of $5.3 billion of advances held by two large members. We believe these nonrenewals occurred primarily because large members, which we consider to be institutions with assets of $3.0 billion and greater, generally have access to a broad range of alternative funding sources at competitive rates and because we discontinued differential pricing in 2002. During 2004, the alternative funding sources became more competitive, and these members selected lower-cost alternatives, including other FHLBanks.

The decline in advance balances as of December 31, 2004 was a continuation of the year-over-year declines we reported as of December 31, 2003 and 2002. We experienced a smaller decline in 2003 than in 2004 because reductions in the advance balances of our larger members were partially offset by growth in advances to our smaller members. Although aggregate advance balances for our small- and mid-size members remained more stable compared to those of large members over the two-year period ended December 31, 2004, balances for our small- and mid-size members declined during 2004, as other funding markets became increasingly competitive for all customers.

As of March 31, 2006 and December 31, 2005, five members held 65% of our outstanding advances compared to 49% as of December 31, 2004. Two of these members had advances totaling 48% of our outstanding advances as of March 31, 2006 and December 31, 2005 (one with 29% and another with 19% as of March 31, 2006 and one with 28% and another with 20% as of December 31, 2005), compared to two members with 30% of our outstanding advances as of December 31, 2004 (one with 19% and another with 11% as of December 31, 2004). No other borrower held over 10% of our outstanding advances as of March 31, 2006 or December 31, 2005 or 2004. Because a large concentration of our advances is held by only a few members, changes in their borrowing decisions can significantly affect the amount of our advances outstanding. As we refocus our business on our advances, we expect that the concentration of advances with our largest borrowers will remain significant.

As of March 31, 2006, 54% of our advance portfolio had a remaining term to maturity of less than one year, compared to 52% and 43% as of December 31, 2005 and 2004. The increase in the quarter ending March 31, 2006 was due to additional advances made to our largest borrower. The increase in advances with a remaining term to maturity of less than one year between year-end 2005 and 2004 reflected new advances made to our two largest members, primarily as a result of the increased use of differential pricing. The total weighted-average interest rate on our advance portfolio as of March 31, 2006, December 31, 2005, and 2004 was 4.59%, 4.30%, and 3.70%.

From December 31, 2004 to March 31, 2006, short-term interest rates increased substantially, while, in general, long-term interest rates modestly increased. As a result, the weighted-average interest rates on our advances with maturities of less than one year increased faster than the weighted-average interest rates on advances with maturities of one year or more. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 4 of the Condensed Notes to the Financial Statements for the Three Months ended March 31, 2006 and 2005” and “—Note 8 of the Notes to Financial Statements for the Years Ended December 31, 2005, 2004, and 2003,” for additional information on advances.

The following table summarizes our advance portfolio by remaining term-to-maturity and weighted average interest rate, as of the dates indicated.

	As of March 31, 2006		As of December 31,
			2005		2004
Year of Maturity	Amount	Weighted- Average Interest Rate %	Amount	Weighted- Average Interest Rate %	Amount	Weighted- Average Interest Rate %
	(dollars in thousands)
Due in one year or less	$11,767,856	4.57	$11,259,608	4.21	$6,335,455	2.76
Due after one year through two years	1,847,039	4.38	1,508,481	3.93	2,530,054	3.96
Due after two years through three years	3,494,723	4.77	3,868,399	4.40	1,194,583	3.70
Due after three years through four years	1,151,377	4.38	1,069,882	4.12	1,179,267	4.70
Due after four years through five years	872,068	4.97	889,719	4.93	955,193	4.13
Thereafter	2,856,995	4.59	2,858,708	4.59	2,564,484	5.13

Total par value	21,990,058	4.59	21,454,797	4.30	14,759,036	3.70
Discounts on advances	(7,788)		(8,261)		(3,070)
Unamortized commitment fees	(946)		(1,017)		(976)
Discount on Affordable Housing Program advances	(335)		(352)		(417)
Derivative hedging adjustments	(56,746)		(9,675)		142,526

Total	$21,924,243		$21,435,492		$14,897,099

The percentage of variable-rate advances as a portion of our total advances as of March 31, 2006 and December 31, 2005 was 22%, compared to 20% as of December 31, 2004. Of advances originated during the first quarter of 2006 and outstanding as of March 31, 2006, 22% of those advances were variable-rate advances. Between December 31, 2004 and 2003, the composition of our advances by interest-rate payment terms changed. Variable-rate advances, which appeal primarily to our large customers, declined by 16.8% of total advances to 19.9% as of December 31, 2004, from December 31, 2003. This was largely a result of the maturity and nonrenewal of variable-rate advances held by two large members.

The following table summarizes our advance portfolio by interest-rate payment terms, as of the dates indicated.

	As of March 31, 2006	As of December 31,
Interest-Rate Payment Terms		2005	2004	2003
Fixed-rate	78.2%	78.1%	80.1%	63.3%
Variable-rate	21.8	21.9	19.9	36.7

Total	100.0%	100.0%	100.0%	100.0%

Member Demand for Advances. Many factors affect the demand for advances, including changes in interest rates and changes in member funding needs. Members regularly evaluate financing options relative to our advances offerings. In a low interest-rate environment, members typically have had less need for advances because their consumer depositors generally maintained larger demand and term deposit account balances. While most members continue to obtain their advances from us through our advance window pricing, which offers advances to all members at the same rates, members can obtain lower-cost advances by using our other pricing alternatives, which impose additional conditions. These other pricing alternatives include: (1) auction funding, through which borrowers can generally save five basis points or more, but which is offered only two times per week; and (2) differential pricing, through which a member can obtain lower advance rates on large transactions, as set within parameters established by our Asset and Liability Management Committee (consisting of Seattle Bank employees) under authority delegated by our Chief Executive Officer and overseen by the Board of Directors. As we pursue more advances, we expect to increase the use of differential pricing to increase advance volume. For the three months ended March 31, 2006, differentially priced advances accounted for 53% of advances, compared to 46% for the year ended December 31, 2005. Window- and auction-priced advances accounted for 42% and 5% of the advances made for the three months ended March 31, 2006, compared to 45% and 9% of advances made for 2005. For 2004, window- and auction-priced advances accounted for 73% and 25% and differentially priced advances for less than 2%, of advances made.

We believe that the use of differential pricing gives us greater flexibility to compete with regard to rates for more advances business. This means that rates on advances may be lower for some members than for others in order to be competitive with lower rates available to those members that have alternative funding sources. In general, our larger members have more alternative funding sources and are able to access funding at lower rates than our smaller members. For example, some large members maintain memberships with several FHLBanks through affiliates and can select their advances from any of the FHLBanks in which they or their affiliates are members. Each FHLBank offers advance products that may have different repayment terms, collateral terms, or spreads to prevailing market rates such as LIBOR. These institutions can select among the different FHLBanks in which they or their affiliates are members to obtain more favorable terms. We believe that competition among FHLBanks contributed to the decrease in our advances in 2004 and 2003, as larger members borrowed advances from other FHLBanks that offered better rates. We believe that the use of differential pricing has increased our advance volume and will continue to do so in the future, and that the increased volume compensates us for any reduction in overall yield due to differential pricing.

Finally, demand for advances may be affected by whether we pay dividends on the stock our members are required to purchase in connection with such advances and any applicable restrictions on their ability to have that stock redeemed or repurchased by us. Consequently, demand for advances, particularly those that require new stock purchases, has been limited as a result of our action to suspend the declaration or payment of dividends and to suspend the repurchases of capital stock prior to the end of the statutory five-year redemption period for FHLBank stock, without in each case prior approval of the OS Director. Our large members, in particular, may factor into their overall cost assessment our current restrictions on dividends and stock repurchases in their decisions whether to borrow from us. Our Board of Directors may seek a waiver to declare dividends in 2006, provided that we are profitable. Also for the foreseeable future, we do not expect to repurchase shares of Class B stock prior to the end of the statutory five-year redemption period. See “—Overview—The Finance Board Agreement; the Business Plan; and Changes in Our Retained Earnings, Dividend Payment and Stock Purchase Policies.”

In June 2005, the Board of Directors implemented a change to our capital plan that allows our members to support new advances with their outstanding membership stock, which is stock that a member is required to hold in order to maintain its membership. Previously, under the capital plan, members were required to purchase activity-based stock, in addition to their membership requirement, in order to take out advances. Under the amended capital plan, the Board of Directors authorized the use of membership stock to satisfy the members’ advances stock purchase requirement after all excess Class B(1) and Class B(2) stock has been used to allow members to access more advances funding. This change effectively allows members access to additional advances, making borrowing more attractive to our members, especially those with large membership stock balances that would otherwise have been required to purchase additional capital stock in order to increase the amount of their advances. Our strategy to increase our advance balances includes encouraging our members to fully leverage their current investment in our capital stock by increasing their advance borrowings. As of March 31, 2006, 13% of our members had used membership stock to support $795 million in additional advances. One consequence of this change, however, is that our capital will not increase as a result of the increase in advances supported by membership stock. Because we must maintain a minimum capital-to-assets ratio of 4.25%, this lack of growth in capital could constrain the growth of our advances from time to time.

In addition, on March 31, 2006, our Board of Directors lowered the advances-activity-based stock purchase requirement from 3.5% to 2.5%. This requirement calls for members to hold stock representing a set percentage of the member’s outstanding advances (minus the membership stock requirement). The Board intends to review this requirement periodically, and may raise it in light of factors such as our capital-to-assets ratio, our leverage ratio, any then-applicable limits on the amount of excess stock we are permitted to have outstanding, and whether and to what extent we have been able to implement an excess stock pool or issue Class A stock. As a result of our lower advances-activity-based stock purchase requirement, any additional purchases of capital stock for advances activity would likely not be in proportion to our minimum capital-to-assets ratio of 4.25%. The lack of proportionate capital growth on advances, compared to our required capital-to-assets ratio, may constrain the growth of our advances from time to time.

Because some of our members have already fully leveraged their ownership of our capital stock with advances, and we expect more to reach the point where they are required to purchase our capital stock in order to increase their advance borrowings, our Board of Directors is seeking authority to implement a new class of our capital stock—Class A stock—that would support additional advances, but would not be subject to the restrictions on redemption that apply to our Class B stock. The Class A stock, if approved for issuance, could also facilitate our recruitment of new members. In March 2006, our Board of Directors approved and sent to the Finance Board for approval a proposed amendment to our capital plan that, if approved, would authorize us to issue Class A stock. We anticipate that Class A stock would be subject to the same advances-activity-based stock purchase requirement as for Class B stock, but would be redeemable within six months of a redemption request. In May 2006, the Board approved and sent to the Finance Board additional amendments to the capital plan, which include the creation of an excess stock pool to permit members to use other members’ excess stock to support new advances. We do not anticipate that a member would purchase Class A stock if it could support its new advances through the use of the excess stock pool. One consequence of these amendments, if approved, would be that any additional purchases of capital stock would likely not be in proportion to our minimum capital-to-assets ratio of 4.25%, which could further constrain the growth of our advances from time to time. “—Capital Resources and Liquidity—Capital Resources.”

Refer to “—Capital Resources and Liquidity—Capital Resources” and “Item 1A. Risk Factors—Our restrictions on dividend payments and certain stock repurchases, together with other capital management requirements and strategies we have implemented, have limited, and will continue to limit, member demand for advances and other products and may limit our ability to attract new members,” for more information.

Credit Risk. Our credit risk from advances is concentrated in commercial banks and savings institutions. As of March 31, 2006 and December 31, 2005, we had advances of $10.5 billion and $10.3 billion outstanding to two members, which represented 48% of our total advances outstanding. We held sufficient collateral to cover the advances to these members, and, as a result, we do not expect to incur any credit losses on these advances.

As of March 31, 2006, we had $22.2 million of outstanding advances to two borrowers that we classified as substandard. These advances are fully collateralized with high-grade, marketable securities, and rights to proceeds from mortgage loans. Because the borrowers continue to pay according to contractual requirements, and because of our collateral position, we continue to accrue interest and do not expect to incur any credit losses on these advances.

While we have never experienced a credit loss on an advance to a member, the expanded range of eligible collateral permitted for community financial institutions and our extension of credit to entities, such as insurance companies, that are not covered by the FDIC present more credit risk to us. We have policies and procedures in place to appropriately manage these types of credit risk, including requirements for physical possession or control of pledged collateral, restrictions on borrowing, specific review of each advance request, and regular verifications of the collateral. Accordingly, we have not provided any allowances for losses on advances.

Investments

We maintain a portfolio of short-term investments and a portfolio of long-term investments, primarily mortgage-backed securities and agency investments, for liquidity purposes and to generate returns on our capital. During the second half of 2005, we increased our short-term investments in order to more fully use our capital and provide liquidity for funding advances growth. As advance volumes increase due to refocusing our business on the traditional member finance segment, we expect short-term investments to eventually decline as a proportion of our total assets.

The following table summarizes our investments, both short- and long-term, as of the dates indicated.

	As of March 31, 2006	As of December 31,
		2005	2004	2003
	(dollars in thousands)
Short-Term Investments
Federal funds sold	$7,782,600	$6,428,000	$1,679,500	$2,506,500
Interest-bearing deposits	1,137,503	1,415,007	200,000	770,000
Securities purchased under agreements to resell	400,000	850,000		100,000
Commercial paper	94,518	194,106
Trading securities			255,680	244,187

Total short-term investments	$9,414,621	$8,887,113	$2,135,180	$3,620,687

Long-Term Investments
Consolidated obligations of other FHLBanks	5,274,948	5,274,944	8,025,248	3,500,000
Mortgage-backed securities	6,599,088	6,471,324	6,932,029	7,245,569
Other U.S. agency obligations	192,476	221,671	387,330	921,438
Government-sponsored enterprise obligations	2,696,536	2,698,649	4,658,793	4,403,603
State or local housing agency obligations	15,316	16,900	29,100	41,273
Other			255,352	314,822

Total long-term investments	$14,778,364	$14,683,488	$20,287,852	$16,426,705

During the three months ended March 31, 2006, we increased our balance of short-term investments by $527.5 million, primarily to carry out our strategy of fully using our capital as described below. During 2005, we increased our balance of short-term investments by $6.8 billion, with the majority of this increase occurring during the second half of 2005. In 2005, we implemented a strategy of managing our business to a capital-to-assets ratio of 4.30% in order to more fully use our capital, while staying within our minimum capital-to-assets ratio of 4.25%. Between December 31, 2004 and March 31, 2006, we increased federal funds sold by $6.1 billion and allowed our holdings of long-term investments to decrease by $5.5 billion, in order to maintain sufficient liquidity to meet demand for advances. Going forward, we expect to continue to manage our business to a capital-to-assets ratio of 4.30%, subject to applicable regulatory requirements, although our actual capital-to-assets ratio may vary from our target. We expect over time that as our advance balances increase, our short-term investments, primarily federal funds, will decline as a percentage of our total assets. In 2004 and 2003, the demand for advances and the volume of our MPP purchases declined. As a result, we increased our long-term investments during 2004 and 2003, primarily in consolidated obligations of other FHLBanks.

As of March 31, 2006, and December 31, 2005, 2004, and 2003, we held $10.4 billion, $7.9 billion, $1.4 billion, and $97.2 million in held-to-maturity investments with unrealized losses of $359.0 million, $250.1 million, $52.8 million, and $1.3 million that had been in an unrealized loss position for over 12 months. Based on the creditworthiness of the issuers and underlying collateral, we believe that these unrealized losses represent temporary impairments. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 3 of the Condensed Notes to Financial Statements for the Three Months Ended March 31, 2006 and 2005” and “—Note 7 of the Notes to Financial Statements for the Years Ended December 31, 2005, 2004, and 2003,” for tables summarizing the held-to-maturity securities with unrealized losses as of March 31, 2006 and 2005 and December 31, 2005 and 2004.

Consolidated Obligation Bonds of Other FHLBanks. Our investment in other FHLBanks’ consolidated obligation bonds of $5.3 billion as of March 31, 2006 did not materially change from December 31, 2005. Our investment in other FHLBanks’ consolidated obligation bonds as of December 31, 2005, decreased by $2.8 billion from December 31, 2004, primarily due to maturities of and calls on the consolidated obligation bonds, but also as a result of the sale in December 2005 of $250 million of these consolidated obligation bonds. We realized a $1.2 million loss on that sale. Our investment in other FHLBanks’ consolidated obligation bonds increased $4.5 billion during 2004 and $3.3 billion during 2003.

In 2004 and 2003, we purchased consolidated obligations of other FHLBanks with funds received primarily from the issuance of consolidated obligations on which we are the primary obligor. By issuing debt with differing maturities and payment terms from the investments we were contemporaneously purchasing, we attempted to earn a favorable spread over our cost of funding on these investments. For example, we may have purchased a five-year callable bond investment that paid a favorable interest rate due in part to the call premium, and contemporaneously issued a combination of six-month and 15-year bullet debt instruments at an average interest rate for the combined issued debt below the interest rate on the callable bond investment. Nearly 90% of the aggregate amount of the consolidated obligations of other FHLBanks that we purchased was callable, but the debt issued contemporaneously was largely noncallable. During 2004, short-term interest rates increased, and as the short-term instruments issued contemporaneously with the purchase of the callable bond investments matured, we replaced them with new debt at higher interest rates, increasing the cost of our overall funding for these investments and reducing the initial favorable spreads.

In addition, of the $9.0 billion in callable debt of other FHLBanks that we purchased in 2004 and 2003, $3.8 billion had matured, had been called, or had been sold as of March 31, 2006. In contrast, we were unable to call the long-term bullet debt that had been issued contemporaneously with the bond investment that was called, and continue to carry that debt at rates that, in some cases, are above our current cost for issuing such debt. We are unable to reasonably allocate all of the debt issuances that may have been used to fund the purchase of consolidated obligations of other FHLBanks to the purchased debt in order to calculate the actual spreads that resulted from this investment strategy. However, due to the market factors that significantly increased our borrowing cost to replace the short-term debt that funded those investments, and the loss of the favorable interest rate on the portion of the callable debt that was actually called, we believe that any favorable spreads we may have generated at the inception of this strategy are now mostly negative. Accordingly, this investment strategy contributed to the $370 million in unrealized market value losses that we reported as of March 31, 2006. The amount of these unrealized losses involves estimates of the market values of our assets, liabilities, and commitments, which we discuss in greater depth above.

In 2004 and during late 2003, we also accumulated excess cash due to the maturity and nonrenewal of advances and the prepayment of mortgage-based assets. Because demand for advances decreased during the year and demand for MPP products grew more slowly than we anticipated, we generated more cash than we were able to redeploy into new advances and the purchase of MPP mortgage loans. As we had reached the limits on our ability to invest in the debt or mortgage-backed securities of Fannie Mae and Freddie Mac, we invested in the consolidated obligations of other FHLBanks because there was no limit on such investments and because we believed that they offered an attractive return relative to their credit characteristics.

We believed at the time of each purchase of a consolidated obligation on which another FHLBank is the primary obligor that the purchase complied with applicable Finance Board regulations. However, during October and November 2004, Finance Board staff expressed their view that our purchases of such consolidated obligations did not represent an appropriate investment strategy for the Seattle Bank. In November 2004, the Finance Board informed us that those purchases represented an apparent violation of a Finance Board regulation. As a result, our Board of Directors prohibited further purchases of consolidated obligations on which another FHLBank is the primary obligor, which prohibition was reiterated in the Finance Board agreement. In March 2005, the Finance Board issued a regulatory interpretation of the Finance Board regulation to make it clear that it prohibits a FHLBank from purchasing any consolidated obligation as part of the consolidated obligation’s initial issuance, either directly from the Office of Finance or indirectly through an underwriter. In December 2005, the Finance Board issued a waiver of this regulation (and a waiver to us of this portion of the Finance Board agreement) to allow the direct placement of a consolidated obligation bond issued by an FHLBank to another FHLBank to ensure timely payment of all principal and interest due on consolidated obligations for a particular day without incurring intraday overdrafts with the Federal Reserve Bank. See “Item 1. Business—Regulation—Recent Legislative and Regulatory Developments—Federal Reserve Policy Regarding Payments System Risk.”

The Finance Board agreement has not required us to divest the investments in the consolidated obligations of other FHLBanks that we currently hold. For additional discussion of the agreement with the Finance Board, see “—Overview” and “Item 1. Business—Regulation—Finance Board Agreement and Business Plan.”

Mortgage-Backed Securities. Our investment in mortgage-backed securities increased $127.8 million to $6.6 billion as of March 31, 2006 from December 31, 2005, due to our strategy to increase investment income while staying within the Finance Board’s maximum limit regarding investment in these higher-yield securities. The decrease in our investment in mortgage-backed securities between December 31, 2005 and December 31, 2004 was due to maturities and principal payments. Finance Board regulations limit each FHLBank’s investment in mortgage-backed securities, at the time a security is purchased, to 300% of a bank’s regulatory capital. Our investment in mortgage-backed securities represented 290%, 285%, 320%, and 295% of our total capital as of March 31, 2006, and December 31, 2005, 2004, and 2003. Although the percentage of investments in these mortgage-backed securities to our total capital was greater than 300% as of December 31, 2004, we were in compliance with the regulation due to the level of our capital at the time of each of our purchases of the securities. Our investment in mortgage-backed securities as of March 31, 2006, and December 31, 2005, 2004, and 2003, included $1.2 billion, $1.1 billion, $1.4 billion, and $2.0 billion in Freddie Mac mortgage-backed securities and $857.8 million, $1.1 billion, $1.4 billion, and $1.7 billion of investments in Fannie Mae mortgage-backed securities. The remaining investment in mortgage-backed securities is rated “AAA” (or its equivalent) by a NRSRO, such as Moody’s and Standard & Poor’s.

Other U.S. Agency Obligations. Our investments in other U.S. agency obligations consist primarily of debt securities of government agencies whose debt is guaranteed, directly or indirectly, by the U.S. government. Our investment in other U.S. agency obligations declined by $29.2 million to $192.5 million during the three months ended March 31, 2006, primarily due to principal repayments from maturing securities. As of December 31, 2005, our investments in other U.S. agency obligations declined by 42.8%, to $221.7 million, from December 31, 2004, primarily as a result of principal payments we received since December 31, 2004. These investments decreased by $534.1 million as of December 31, 2004, compared to December 31, 2003, principally due to maturity of securities during 2004.

Government-Sponsored Enterprises. Our held-to-maturity investments in GSEs, excluding our investments in other FHLBanks, consist primarily of unsecured debt securities of Fannie Mae and Freddie Mac. These securities are not guaranteed, directly or indirectly, by the U.S. government. Fannie Mae securities totaled $910 million, $911 million, $2.5 billion, and $2.3 billion and Freddie Mac securities totaled $1.5 billion, $1.5 billion, $2.5 billion, and $2.4 billion as of March 31, 2006, and December 31, 2005, 2004, and 2003. These securities represented 10.0%, 10.2%, 21.9%, and 23.2%, of total investments as of such dates. The decline between December 31, 2005 and December 31, 2004 primarily represents maturities of certain of these investments since December 31, 2004. Finance Board regulations limit any investments in the debt of any one GSE to the lower of 100% of our capital or the capital of the GSE, with the exception of the investment in other FHLBank consolidated obligations, in which we can no longer invest without Finance Board approval.

Trading Securities. As of March 31, 2006, and December 31, 2005, we did not hold any trading securities. As of December 31, 2004 and 2003, trading securities consisted of one unsecured debt obligation of another GSE, and totaled $255.7 million and $244.2 million. We sold our trading security in December 2005.

Mortgage Loans Held for Portfolio

The balance of our mortgage loans held for portfolio consisted of $6.6 billion, $6.8 billion, $8.1 billion, and $8.6 billion in conventional mortgage loans and $353.8 million, $383.4 million, $2.3 billion, and $2.5 billion in government-insured mortgage loans as of March 31, 2006, and December 31, 2005, 2004, and 2003. The decrease during the three months ended March 31, 2006 was due to our receipt of $212.5 million in principal payments and no additional purchases.

During 2005, we received principal payments of $1.9 billion and purchased only $89.6 million in mortgage loans. In August 2005, we also sold $1.4 billion of government-insured mortgage loans to an affiliate of one of our members for cash. We realized a gain of $7.1 million on the non-contingent sale of these mortgage loans. Since the mortgage loans sold were all government-insured loans, they did not have any associated credit enhancement or lender risk account requirements. The sale did not involve an intermediary, such as a trust. The Seattle Bank believes that the sale met each of the criteria for sale treatment in paragraph 9 of SFAS 140 because: (i) we sold the loans to a large financial institution in an arm’s length transaction; (ii) the sale documents did not limit the buyer’s ability to pledge or exchange the loans; and (iii) as seller, we did not maintain any control over the loans, including through either an agreement requiring us to repurchase or redeem the loans before their maturity or the ability to cause the buyer to return loans to us. Furthermore, we do not share in any manner in the risks and rewards associated with the sold loans, other than with respect to standard representations and warranties about the loans made by us at the time of sale.

In September 2005, after determining the disposition of the mortgage loans had reduced our interest-rate risk profile, we reclassified the unsold mortgage loans as held for portfolio. During the time the mortgage loans were classified as held for sale, they were measured at the lower of cost or market value. Between the time that the mortgage loans were classified as held for sale in July 2005 and the time the unsold mortgage loans were reclassified as held for portfolio, approximately $85 million of the principal amount of the mortgage loans had been repaid, so that the amount of the transferred mortgage loans was $400 million. We incurred a loss of $1.1 million, which was reported in other income (loss), when we reclassified the unsold mortgage loans as held for portfolio. We are exiting the MPP in order to lower the Seattle Bank’s overall interest-rate risk profile and to reduce our operating costs. We are no longer entering into new master commitment contracts and have closed out open contracts.

As of March 31, 2006, we had purchased 89% of our outstanding mortgage loan portfolio from one participating member and over 95% from three participating members. The following table summarizes the activity and other information related to our mortgage loan portfolio as of the dates indicated.

	As of March 31, 2006	As of December 31,
		2005	2004	2003
	(dollars in thousands)
Mortgage loan par balance at beginning of the year	$7,182,542	$10,375,000	$11,081,180	$8,955,893
Purchases		89,194	1,561,652	6,637,593
Maturities and principal amount sold	(212,511)	(3,281,652)	(2,267,832)	(4,512,306)

Mortgage loan par balance at period end	$6,970,031	$7,182,542	$10,375,000	$11,081,180

Mortgage loan net premium balance at beginning of the year	$33,065	$70,876	$90,337	$155,996
Net premium (discount) on purchases		812	20,572	(27,771)
Net premium amortization*	222	(38,623)	(40,033)	(37,888)

Mortgage loan net premium balance at period end	$33,287	$33,065	$70,876	$90,337

Premium balance as a percent of mortgage loan par amounts	0.48%	0.46%	0.68%	0.82%
Average FICO score** at origination	744	744	743	743
Average loan-to-value ratio at origination	64.95%	64.99%	65.22%	72.00%

*	Included in net premium amortization for 2005 are $15.4 million in net premium allocated to sold government-insured mortgage loans and an unrealized loss in fair value of $1.1 million, which was recognized on the transfer of $400 million of government-insured loans from held for sale to held for portfolio.
**	The Fair Isaac Company, or FICO, score is a standardized credit score used as an indicator of consumer financial responsibility, based on credit history.

Derivative Assets and Liabilities

As of March 31, 2006, and December 31, 2005, 2004, and 2003, we held derivative assets of $23.9 million, $13.2 million, $24.5 million, and $45.8 million and derivative liabilities of $133.5 million, $133.8 million, $274.8 million, and $306.5 million. The changes in these balances reflect the effect of interest-rate changes on the fair value of our derivatives, as well as expirations and terminations of outstanding interest-rate exchange agreements and entry into new interest-rate exchange agreements between March 31, 2006 and December 31, 2003. We record all derivative financial instruments in the Statements of Condition at fair value, with changes in the fair value reported in earnings.

We have traditionally used derivatives to hedge advances, mortgage loan commitments under our MPP, MPP mortgage loans, consolidated obligations, and intermediary swaps for members. The principal derivative instruments we use are interest-rate exchange agreements such as interest-rate swaps, caps, forward contracts, and swaptions. We classify these types of interest-rate exchange agreements as derivative assets or liabilities according to the net fair value of the derivatives by counterparty, when appropriate under individual master netting agreements. Subject to a master netting agreement, if the net fair value of the derivatives by counterparty is positive, the net fair value is reported as an asset, and if negative, the net fair value is reported as a liability. Changes in the fair value of interest-rate exchange agreements are recorded directly through earnings.

The notional amount of interest–rate exchange agreements increased by $1.5 billion, to $20.0 billion, as of March 31, 2006, compared to December 31, 2005, after increasing by $2.6 billion from December 31, 2004. These increases were primarily related to our increased use of interest-rate exchange agreements to lower our cost of funds and reduce our interest-rate risk. For 2004, the notional amount of interest-rate exchange agreements hedging our assets and liabilities declined by $1.7 billion, to $15.8 billion. This decrease was primarily related to the reduction of our hedges of fixed-rate consolidated obligations. This hedged debt generally financed variable-rate advances, which declined as a result of a change in larger member demand for advances. Notional amounts are used to calculate the periodic amounts to be received and paid under interest-rate exchange agreements and generally do not represent actual amounts to be exchanged or directly reflect our exposure to credit risk. Notional amounts are not recorded as assets or liabilities in our Statements of Condition. For additional information, see “—Summary of Critical Accounting Estimates—Derivatives and Hedging” and “—Quantitative and Qualitative Disclosures About Market Risk.”

The total notional amount of intermediary swaps increased by $97.0 million, to $869.8 million, as of March 31, 2006, compared to December 31, 2005, after decreasing by $84.0 million, to $772.8 million, as of December 31, 2005, compared to December 31, 2004, and declining by $278.0 million, to $856.8 million, as of December 31, 2004, compared to December 31, 2003. As of March 31, 2006 and December 31, 2005, $121.0 million of the total notional amount outstanding on intermediary swaps was related to member intermediary swaps. Member intermediary swaps outstanding decreased by $500 million between December 31, 2005 and December 31, 2004. Due to low transaction volumes, we discontinued offering member intermediary swaps as a standard product in 2004. Our smaller members generally did not have the resources required to utilize and manage the interest-rate exposure associated with interest-rate swaps and our larger members were able to directly access the swap market. Although we have discontinued entering into new member intermediary swaps, we are maintaining our existing transactions until maturity. We also enter into swap transactions that are deemed to be intermediary swaps to offset swap transactions that were previously in hedge relationships where the hedged item has been terminated. The notional amount of these intermediary swap transactions increased by $97.0 million, to $748.8 million, as of March 31, 2006, from December 31, 2005, and by $416.0 million, to $651.8 million, as of December 31, 2005, from December 31, 2004.

Consolidated Obligations and Other Funding Sources

Our principal liabilities are the consolidated obligation discount notes and bonds issued on our behalf by the Office of Finance, and to a significantly lesser degree, a variety of other funding sources such as our member deposits. Although we are jointly and severally liable for all consolidated obligations issued by the Office of Finance on behalf of all of the FHLBanks, we report only the portion of consolidated obligations issued on our behalf for which we are the primary obligor. Standard and Poor’s downgraded the Seattle Bank and some other FHLBanks in 2004 and changed the outlook for the Seattle Bank to negative from stable in early 2005. See “Item 1. Business—Debt Financing” for information about the FHLBanks’ joint and several liability and rating agency actions related to the Seattle Bank.

Consolidated Obligation Discount Notes. Our allocated portion of the FHLBank System’s combined consolidated obligation discount notes outstanding was a par amount of $11.5 billion, $10.6 billion, $2.8 billion, and $6.6 billion as of March 31, 2006 and December 31, 2005, 2004, and 2003. Consolidated obligation discount notes represented 23.2%, 21.8%, 6.4%, and 14.2% of our outstanding consolidated obligations as of March 31, 2006, and December 31, 2005, 2004, and 2003. Discount notes are primarily used to finance short-term advances and short-term investments. The balance of discount notes increased $793.5 million as of March 31, 2006 compared to December 31, 2005, primarily to fund short-term investments. During 2005, the balance of discount notes increased $7.8 billion from December 31, 2004, largely because we used them to fund $6.8 billion in additional short-term investments we made to more fully use our capital and to provide liquidity for advances growth. In 2004, both short-term advances and short-term investments declined, resulting in less need for consolidated obligation discount notes.

Consolidated Obligation Bonds. Our allocated portion of the FHLBank System’s combined consolidated obligation bonds outstanding was a par amount of $38.0 billion, $38.1 billion, $41.4 billion, and $39.9 billion as of March 31, 2006, and December 31, 2005, 2004, and 2003. Consolidated obligation bonds represented 76.8% and 78.2% of our total outstanding consolidated obligations as of March 31, 2006 and December 31, 2005, compared to 93.6% as of December 31, 2004 and 85.8% as of December 31, 2003. The percent decreases were in our consolidated obligation bonds as of March 31, 2006 and December 31, 2005, compared to December 31, 2004, were the result of declines in our funding of the MPP and long-term investments during the first quarter of

2006 and 2005. The percent increase in our consolidated obligation bonds in 2004 was directly related to the growth in investments. During this same period, we issued more consolidated obligation bonds and fewer consolidated obligation discount notes to better match our longer-term investments. See “Item 1. Business—Debt Financing—Types of Consolidated Obligations—Consolidated Obligation Bonds” for additional information on consolidated obligation bonds.

We seek to manage our consolidated obligation portfolio by matching the anticipated cash flows of our debt to the anticipated cash flows of our assets. The cash flows of mortgage-based assets are dependent largely on the prepayment behavior of borrowers. When interest rates rise, and all other factors remain unchanged, borrowers (and issuers of callable investments) tend to refinance their debts more slowly than originally anticipated, while when interest rates fall, borrowers tend to refinance their debts more rapidly than originally anticipated. We use a combination of bullet and callable debt in seeking to match the anticipated cash flows of our mortgage-based assets and callable investments, using a variety of prepayment scenarios.

With callable debt, we have the option to repay the obligation, without penalty, prior to the contractual maturity date of the debt obligation, while with bullet debt we repay the obligation at maturity. Our callable debt is predominantly fixed-rate debt that may be used to fund our mortgage-based assets or that may be swapped to LIBOR and used to fund variable-rate advances and investments. In a falling interest-rate environment, the swap counterparty typically exercises its call option on the swap and we, in turn, call the debt. To the extent we continue to have variable-rate advances or investments, or other short-term-to-maturity assets, we replace the called debt with new callable debt that is swapped to LIBOR. This strategy is typically less expensive than borrowing through the issuance of discount notes; however, we must still use discount notes because this callable-debt strategy is not practical for funding overnight investments.

During 2005, we extinguished $335 million of long-term, fixed-rate bullet debt with a weighted-average interest rate of 6.10%. This extinguishment resulted in a loss of $9.4 million on the consolidated obligation bonds. Although no debt was extinguished during the three months ended March 31, 2006, we continue to review our consolidated obligation portfolio for opportunities to lower our interest expense and better match the duration of our liabilities to that of our assets.

Our callable debt increased by $191.9 million, to $19.4 billion, as of March 31, 2006, compared to December 31, 2005, primarily due to growth in our advances portfolio. Our callable debt increased by $2.1 billion, to $19.2 billion, as of December 31, 2005, compared to December 31, 2004, principally due to growth in our long-term advances. In 2005, we also implemented a strategy to hedge MPP loans, investments, and advances primarily with callable consolidated obligations in order to decrease our reliance on stand-alone interest-rate exchange agreements and reduce our hedge expense going forward. We continue to classify our debt as callable after the last call date has passed. Our callable debt declined by $1.2 billion in 2004, to $17.0 billion as of December 31, 2004, compared to 2003. The decline in 2004 was a result of declining advance balances and limitations we placed on expansion of the MPP. The decline also reflected our desire to generate more favorable spreads between our interest expense and our interest income by issuing noncallable fixed-rate debt at lower interest rates. During 2004, our variable-rate advances declined by $4.2 billion, which also reduced our use of swapped debt.

Other Funding Sources. Deposits are a source of funds that gives members a liquid, low-risk investment. We offer demand and term deposit programs to our members and to other eligible depositors. There is no requirement for members or other eligible depositors to maintain balances with us, and, as a result, these balances fluctuate. Deposits increased by $105.4 million as of March 31, 2006, to $906.2 million, from December 31, 2005, due to a $114.5 million increase in demand and overnight deposits. Deposits declined in 2005 and 2004, primarily because our members chose other alternatives for investing excess funds. Deposits totaled $800.8 million, $1.0 billion, and $1.3 billion as of December 31, 2005, 2004, and 2003. Demand deposits comprised the largest percentage of deposits, representing 91.8%, 89.6%, 85.6%, and 85.5% of deposits, as of March 31, 2006, and December 31, 2005, 2004, and 2003. In addition, to provide short-term, low-cost liquidity, we sell securities under agreements to repurchase the securities. These agreements totaled $195.3 million, $393.5 million, $79.3 million, and $0 as of March 31, 2006, and December 31, 2005, 2004, and 2003.

Other Liabilities

Other liabilities increased by $195.9 million, to $230.9 million, as of March 31, 2006, compared to December 31, 2005, primarily because we purchased $200.0 million in securities that had not settled as of March 31, 2006. Other liabilities increased by $12.3 million, to $34.9 million, as of December 31, 2005, compared to December 31, 2004. This increase was primarily due to $5.4 million of lease abandonment costs and additions of $4.4 million to the lender risk account, in 2005. Other liabilities decreased by $112.3 million, to $22.6 million, as of December 31, 2004, compared to December 31, 2003, because other liabilities included $119.9 million of securities purchased but not settled for 2003. Term federal funds sold may take one to two days to settle, and we had no term federal funds sold pending settlement as of December 31, 2004.

Capital Resources and Liquidity

Our capital resources consist of capital stock held by our members and several nonmember stockholders and retained earnings. The amount of our capital resources does not take into account our joint and several liability for the consolidated obligations of other FHLBanks. See “Item 1. Business—Debt Financing—Liability for Consolidated Obligations.” Our principal sources of liquidity are the proceeds from the issuance of consolidated obligations and our short-term investments.

Capital Resources

Our capital resources increased $6.5 million, or 0.3%, for the three months ended March 31, 2006, from December 31, 2005. Our capital resources increased 4.7% to $2.2 billion, as of December 31, 2005, from December 31, 2004, after decreasing by 14.4% as of December 31, 2004, compared to December 31, 2003. The changes between March 31, 2006 and December 31, 2003 were driven by changes in both the amount of our capital stock and the amount of our retained earnings.

Class B Stock. The Seattle Bank’s capital plan authorizes two classes of Class B stock, B(1) and B(2), each of which has a par value of $100. Each class of stock can be issued, redeemed, and repurchased only at par value. Class B(1) stock represents the stock that members are required to hold based on minimum membership requirements, the volume of their business activity with us, and, in some instances, a certain amount of excess stock that a member is allowed to hold that exceeds the stock required for membership or business activity. Class B(2) stock represents stock that a member is no longer required to hold, generally as a result of a decline in its activity with us, that exceeds the amount of allowable excess Class B(1) stock. Both classes of B stock are redeemable five years after: (1) written notice from the member; (2) consolidation or merger of two members; or (3) withdrawal or termination of membership. All stock redemptions are subject to restrictions set forth in the FHLBank Act, Finance Board regulations, and our capital plan. Historically we have elected to repurchase stock that was subject to redemption prior to the expiration of the five-year redemption period. However, as further described below, our Board of Directors has adopted limitations on our ability to repurchase capital stock from members. See “Item 11. Description of Registrant’s Securities to Be Registered” and “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 7 of the Condensed Notes to the Financial Statements for the Three Months Ended March 31, 2006 and 2005” and “—Note 15 of the Notes to Financial Statements for the Years Ended December 31, 2005, 2004, and 2003,” for additional information on capital requirements.

Changes in our Class B stock reflect changes in the number of our members, the volume of our members’ activity with us, and the repurchases of our Class B stock that occur in any period. For example, if a member reduces its outstanding advances, the related portion of its Class B(1) stock becomes excess and is eligible to be redeemed, subject to limitations. If the member’s investment in Class B(1) stock exceeds the maximum allowed investment in Class B(1) stock, then the amount in excess of the maximum amount is periodically converted to Class B(2) stock. Conversely, if a member does not have excess Class B(1) stock but does have Class B(2) stock, the member’s Class B(2) stock can be converted to Class B(1) stock to support the member’s activity stock purchase requirement if the member increases its activity with us. If that member chooses not to hold its excess Class B(1) or Class B(2) stock, it may request a redemption which, when effected, will reduce the amount of Class B(1) and Class B(2) stock outstanding.

As of March 31, 2006, Class B(1) stock decreased by $15.4 million, compared to December 31, 2005, primarily because of conversions to Class B(2) stock. As of December 31, 2005, Class B(1) stock increased by $47.1 million, compared to December 31, 2004, to $2.0 billion, primarily due to the May 2005 reissuance of Class B(1) stock to two members as discussed below, offset by transfers of excess Class B(1) stock to Class B(2) stock. Class B(2) stock increased by $13.9 million in the three months ended March 31, 2006, compared to December 31, 2005, primarily because of conversions from Class B(1) stock. Class B(2) stock increased by $58.6 million, to $112.8 million as of December 31, 2005, compared to December 31, 2004. We repurchased $10.4 million in Class B(2) stock prior to the Finance Board’s acceptance of the business plan in May 2005. As of December 31, 2004, Class B(1) stock decreased by $312.4 million, to $2.0 billion, primarily because of our repurchase from two members of Class B(1) stock as further discussed below. Class B(2) stock decreased by $59.2 million, to $54.2 million, as of December 31, 2004, compared to December 31, 2003, primarily because of our repurchase from one member as further discussed below.

As of March 31, 2006, we had $178.9 million and $14.2 million in Class B(1) and Class B(2) stock redemption requests outstanding from members. Of the redemption requests as of March 31, 2006, $68.2 million relates to the requests of 14 members to withdraw from membership, all of which is classified as mandatorily redeemable Class B stock in our Statement of Condition as of March 31, 2006. As of December 31, 2005, we had $177.3 million and $10.9 million in Class B(1) and Class B(2) stock redemption requests outstanding from members, compared to $63.3 million and $413,400 in Class B(1) and Class B(2) redemption requests as of December 31, 2004. Of the redemption requests as of December 31, 2005, $66.3 million related to the requests of 11 members to withdraw from membership, all of which was classified as mandatorily redeemable Class B stock in our 2005 Statement of Condition.

In October 2004, we repurchased $107.7 million of Class B(1) stock and $229.5 million of Class B(2) stock following Seattle Bank member stock repurchase policies then in effect. Of these repurchases, $81.6 million of Class B(1) stock was repurchased from two members, Bank of Hawaii and Washington Federal Savings, and all of the Class B(2) stock was repurchased from a third member, Washington Mutual Bank. Of the Washington Federal Savings repurchases, $8.2 million was repurchased pursuant to a standing Class B(1) stock repurchase order that had been in effect since March 2004. Each of these three institutions had executives serving on our Board of Directors.

In mid-November 2004, the Seattle Bank commenced discussions with the Office of Supervision regarding the content of the written agreement that was announced in December 2004. See “—Overview—The Finance Board Agreement; the Business Plan; and Changes in our Retained Earnings, Dividend Payment and Stock Repurchase Policies” and “Item 1. Business—Regulation—Finance Board Agreement and Business Plan.” In order to avoid any appearance of impropriety regarding any request for redemption of stock by a member institution with an executive who serves as a director of the Seattle Bank, the Board of Directors adopted a policy requiring each director affiliated with a member institution to ensure that his affiliated member institution refrain from making any redemption request regarding the Seattle Bank’s stock until the content of the Finance Board agreement was publicly disclosed.

In early December 2004, our Board of Directors also decided to impose additional limits on member stock repurchases until the business plan was accepted by the Finance Board. Until December 2004, we generally voluntarily repurchased member stock within one month after receipt of a member’s redemption request, although member stock is generally required to be redeemed only after a five-year redemption period. At that time, our Board of Directors adopted a new stock repurchase policy providing that, until the acceptance of the business plan, we would not repurchase any Class B(1) stock and would repurchase Class B(2) stock solely at our discretion and only if our capital-to-assets ratio exceeded 4.40% after the repurchase.

In mid-December 2004, following the Finance Board’s public announcement that it had entered into a written agreement with us, the Seattle Bank received a letter from a member bank: (1) requesting that the Seattle Bank consider reversing the repurchases of stock of member institutions with executives serving on the Board of Directors that occurred in October 2004 and (2) questioning whether the institutions requesting redemption possessed material nonpublic information about the Seattle Bank at the time they requested redemption. In response to the letter, the Board of Directors formed an independent review committee consisting of directors who were not affiliated with any member bank, and authorized it to review and investigate the circumstances surrounding the redemption requests and make appropriate recommendations to the Board of Directors regarding any further action with respect to the redemption requests and subsequent repurchases.

The Board of Directors received interim reports from the independent review committee and, at a May 2005 board meeting, received the final report of the independent review committee. At that meeting, the Board of Directors found that, although the actions of two of the directors, Allan Landon, Chairman, President and Chief Executive Officer of Bank of Hawaii, and Roy Whitehead, Vice Chairman, President and Chief Executive Officer of Washington Federal Savings, were undertaken without a conscious motivation to harm anyone and with the intention of benefiting the Seattle Bank, there was the appearance of impropriety with respect to stock repurchase requests of $25.4 million in Class B(1) stock from Bank of Hawaii and $48.0 million in Class B(1) stock from Washington Federal Savings. This finding did not apply to the $8.2 million of Class B(1) stock repurchased from Washington Federal Savings pursuant to its March 2004 standing order. In addition, the Board of Directors found that these directors failed to comply with a rule requiring the disclosure of conflicts of interest relating to their institutions’ planned redemptions. The Board of Directors further concluded that there was no wrongdoing, policy violation, or appearance of impropriety regarding the repurchase of Class B(2) stock from Washington Mutual Bank.

Bank of Hawaii, Washington Federal Savings, Mr. Landon, and Mr. Whitehead informed the Seattle Bank that they disagreed with the Board of Directors’ conclusions and denied any wrongdoing in connection with the October 2004 redemption requests and repurchases. At the request of the Seattle Bank’s Board of Directors, and in complete settlement of the matter, Bank of Hawaii, Washington Federal Savings, Mr. Landon, and Mr. Whitehead entered into agreements with the Seattle Bank effective May 12, 2005, pursuant to which: (a) Bank of Hawaii and Washington Federal Savings agreed to restore the stock repurchased in October 2004 (reduced by $834,300 of Class B(1) stock purchased by Washington Federal Savings on April 29, 2005 and excluding the $8.2 million of Class B(1) stock repurchased from Washington Federal Savings pursuant to its March 2004 standing order), and (b) Mr. Landon and Mr. Whitehead resigned as directors of the Seattle Bank. On May 18, 2005, Bank of Hawaii and Washington Federal Savings restored the stock repurchased by the Seattle Bank in October 2004. See “Item 7. Certain Relationships and Related Transactions.”

On May 18, 2005, the Finance Board accepted the business plan, subject to our adoption of certain dividend and stock repurchase restrictions. To meet the Finance Board conditions, our Board of Directors adopted policies on May 18, 2005:

•	suspending indefinitely the declaration or payment of any dividend and providing that any future dividend declaration or payment may be made only after prior approval of the OS Director, and

•	suspending indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director.

These policies will be in effect until formally revoked by our Board of Directors, following approval of the OS Director. Our Board of Directors may seek a waiver to declare dividends in 2006, provided that we are profitable. We do not expect to obtain waivers from the Finance Board for the repurchase of Class B stock prior to the end of the statutory five-year redemption period for the foreseeable future.

On May 20, 2005, because the February 2005 policy relating to redemption requests by member institutions with an executive on the Seattle Bank’s Board of Directors had expired upon the Finance Board’s acceptance of the business plan and in order to avoid any appearance of impropriety regarding any request for redemption of stock by such institutions, the Board of Directors adopted a new policy covering such redemption requests. The new policy requires that, until the policy is revoked by the Board of Directors, the Seattle Bank will not accept any stock redemption request from any member that has an officer or director that serves as a director of the Seattle Bank, unless the redemption request is first approved by our Board of Directors.

In June 2005, to encourage members to increase their advance borrowings, the Board of Directors implemented a change to our capital plan that allows our members to use their outstanding membership stock, which is stock that a member is required to hold in order to maintain its membership, to support advances. Under the previous capital plan, members were required to purchase additional stock, in addition to their membership requirement, in order to take out advances. Under the amended capital plan, the Board of Directors authorized the use of membership stock to satisfy the members’ advances stock purchase requirement after all excess Class B(1) and Class B(2) stock has been used to allow members to access more advances funding.

In March 2006, to address members’ concerns about purchasing additional shares of our capital stock in order to meet their membership stock requirements, our Board of Directors also reduced the membership stock requirement for 2006 from the greater of $500 or 0.75% of a member’s mortgage loans and mortgage-loan pass-through securities to the greater of $500 or 0.50% of such loans and securities. See “Item 11. Description of Registrant’s Securities to Be Registered—Seattle Bank’s Capital Plan” for additional information about our capital stock requirements.

Proposed Capital Plan Amendments. In March 2006, our Board of Directors approved and sent to the Finance Board for approval a proposed amendment to our capital plan that, if approved, would authorize us to issue Class A stock. Members would have to use all their Class B stock to support advances before being able to purchase Class A stock. Members would also have to use all outstanding Class A stock to support advances before purchasing more Class A stock. The ability to offer Class A stock is designed to provide an incentive to members that have already fully leveraged their Class B stock and are reluctant to purchase additional Class B stock in order to increase their advance borrowing. The Class A stock would be redeemable six months after a redemption request, unlike the Class B stock, which has a five-year redemption period. We currently expect that we would repurchase Class A stock prior to the expiration of the six-month redemption period if it becomes excess stock. We anticipate that Class A stock would be subject to the same advances-activity-based stock purchase requirement as for Class B stock. The precise amount of dividends on the Class A stock would remain subject to the discretion of the Board of Directors under the capital plan if amended as proposed.

In May 2006, the Board of Directors approved and sent to the Finance Board additional amendments to the capital plan, which include creation of an excess stock pool to permit members to use other members’ excess stock to support new advances and changes intended to simplify the capital plan, including replacement of Class B(1) and B(2) stock with one type of Class B stock, eliminating the concept of surplus stock, and simplifying the formula for calculating a member’s total stock purchase requirement. The excess stock pool would have the following requirements: (i) it could only be used to meet a member’s advance stock purchase requirement; (ii) no member could use more than 25% of the excess stock pool; (iii) total use of the excess stock pool at any time would be limited to 50% of the total excess stock of all members; and (iv) the excess stock pool would expire in two years unless extended by the Board of Directors. We do not anticipate that a member would purchase Class A stock if it could support its new advances through the use of the excess stock pool.

The proposed amendments will not become effective until approved by the Finance Board. We do not currently know whether the Finance Board will approve the proposed amendments to the capital plan as proposed, with required revisions, or at all. See “Item 11. Description of Registrant’s Securities to Be Registered—Seattle Bank’s Capital Plan” for a discussion of the Seattle Bank’s capital plan.

Retained Earnings and Dividends. In general, our retained earnings represent our net income after the payment of any dividends to our members. During the three months ended March 31, 2006, our net income decreased compared to the same period in 2005. In addition, our net income decreased substantially for 2005, compared to 2004, and declined in 2004, compared to 2003. Since 1986, we have only declared dividends in the form of capital stock, except for immaterial cash payments relating to dividends on fractional lots, or shares of stock of a member that cannot be grouped into lots of 100 shares. The table below summarizes the amount of dividends declared and the resulting stock issued by the Seattle Bank, and the amount of the stock issued as dividends that we repurchased from members during each of the previous three years.

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2006	2005	2004	2003
	(in millions, except percentages)
Stock issued as dividends	$	$8.5	$64.2	$123.1
Stock issued as dividends, and repurchased			15.3	24.5
Percentage of stock issued as dividends and repurchased			23.7%	19.9%

In November 2004, our Board of Directors adopted a new policy regarding the declaration and payment of dividends, which became effective for the fourth quarter of 2004. Under the new policy, dividend declarations, if any, during a quarter are based on the earnings of the previous quarter. In the first quarter of 2005, we declared and paid a member dividend based on average capital stock outstanding and earnings for the fourth quarter of 2004, subject to our then-current capital requirements, retained earnings policy, and dividend limits. Under the old policy, the Board of Directors declared a dividend prior to the end of a quarter, based on a projection of earnings for the quarter. As a result of this policy change, members did not receive a dividend during the fourth quarter of 2004.

On May 18, 2005, as a condition to the Finance Board’s acceptance of the business plan, our Board of Directors adopted a resolution suspending indefinitely dividends on all classes of our capital stock, without prior approval of the OS Director. Under the business plan, we will give priority to increasing retained earnings over payment of dividends until we have transitioned from a mortgage-focused to an advances-focused bank. If we were permitted to declare and pay dividends, we would still be limited to paying dividends no greater than 50% of current period earnings under the Finance Board agreement.

Our Board of Directors may seek a waiver from the Finance Board to declare dividends in 2006, provided that we are profitable. Our longer-term goal is to pay members a dividend based on a variable short-term rate such as the federal funds rate or three-month LIBOR, subject to applicable dividend restrictions and capital requirements.

The Finance Board issued guidance in 2003 calling for each FHLBank to assess, at least annually, the adequacy of its retained earnings in light of alternative future financial and economic scenarios, including parallel and non-parallel interest-rate shifts, changes in the basis relationship between different yield curves, and changes in the credit quality of the FHLBank’s assets. Each FHLBank’s board of directors was required to adopt a retained earnings policy that includes a target level of retained earnings, as well as a plan that will enable the FHLBank to reach the target level of retained earnings.

In September 2004, the Seattle Bank’s Board of Directors adopted a revised retained earnings policy in accordance with Finance Board guidance. Under this policy, we establish retained earnings targets each quarter, and we plan to increase the target level of retained earnings over time as determined by the Board of Directors or to any higher level that may be required in the future by regulation. As of May 17, 2006, the target was set at $101 million. We reported retained earnings of $76.8 million and $68.8 million as of March 31, 2006 and December 31, 2005.

Under the terms of the business plan, if our retained earnings were to fall below $40 million, we would be required to submit 12-month projections to the Office of Supervision. If the obligation to provide the projections were triggered and those projections should show zero retained earnings or a retained deficit in any period, the

Seattle Bank would be required to provide the Finance Board with a contingency plan for avoiding or addressing the retained deficit. Assuming the continuation of the current interest-rate environment, which reflects an essentially flat yield curve, we anticipate that our earnings will increase in 2006 and later years, compared to 2005. Consequently, we believe it is unlikely that our retained earnings will fall below $40 million.

In addition, in March 2006, the Finance Board approved a proposed rule that would limit the amount of excess stock that a FHLBank can have outstanding to one percent of the FHLBank’s total assets and that would prescribe a minimum amount of retained earnings for each FHLBank equal to $50 million plus one percent of the FHLBank’s non-advance assets. The proposed rule would also prohibit a FHLBank from selling excess stock to its members and from paying stock dividends, and would restrict each FHLBank’s ability to pay any dividends when its retained earnings were below the prescribed minimum. The public will have until July 13, 2006 to comment on the proposed rule.

If the proposed rule had been in effect as of March 31, 2006, our excess stock would have been limited to $533.4 million as of that date, compared to the $545.6 million in excess stock that was actually outstanding, and we would have been required to submit a compliance plan to the Finance Board demonstrating how we would bring the Seattle Bank into compliance with the excess stock limitations. In addition, if the proposed rule had been in effect as of March 31, 2006, our retained earnings minimum for the first quarter of 2006 would have been $362.6 million, based on a calculation of $50 million plus one percent of the daily average of our total assets, less the daily average of our advances during the fourth quarter of 2005, compared to our actual retained earnings of $76.8 million as of March 31, 2006. Under the proposed rule, failure to meet the applicable retained earnings minimum would result in restrictions on the amount of dividends that an FHLBank could pay. Although we are currently unable to pay any dividends without first obtaining a waiver from the OS Director, we believe that the proposed rule, if adopted, could restrict the amount of any dividends that we might be permitted to pay until we have achieved and maintain our retained earnings minimum. See “Item 1A. Risk Factors—The Finance Board’s proposed excess stock restrictions and retained earnings requirements for the FHLBanks could restrict the amount of dividends paid to members and thereby reduce member demand for advances.”

Statutory Capital Requirements. We are subject to three statutory capital requirements. As of March 31, 2006, and December 31, 2005, and 2004, and 2003, we were in compliance with these statutory capital requirements. These requirements are as follows:

First, we are required to hold at all times risk-based capital at least equal to the sum of our credit-risk capital requirement, market-risk capital requirement, and operations-risk capital requirement, calculated in accordance with federal laws and regulations.

•	Credit risk is the potential for financial loss because of the failure of a borrower or counterparty to perform on an obligation. The credit-risk requirement is determined by adding the credit-risk capital charges for assets, off-balance sheet items, and derivative contracts based on, among other things, the credit percentages assigned to each item as required by federal law and regulations.

•	Market risk is the potential for financial losses due to the increase or decrease in the value or price of an asset or liability resulting from broad movements in prices, such as interest rates. The market-risk requirement is determined by adding the market value of the portfolio at risk from movements in interest-rate fluctuations that could occur during times of market stress and the amount, if any, by which the current market value of our total capital is less than 85% of the book value of our total capital. We calculate the market value of our portfolio at risk and the current market value of our total capital by using an internal model. Our modeling approach and underlying assumptions are subject to Finance Board review and approval on an ongoing basis.

•	Operations risk is the potential for unexpected financial losses due to inadequate information systems, operational problems, breaches in internal controls, or fraud. The operations risk requirement is determined as a percentage of the market-risk and credit risk requirements. The Finance Board has determined this risk requirement to be 30% of the sum of the credit-risk and market-risk requirements described above.

Only permanent capital, defined as retained earnings and Class B stock, can satisfy the risk-based capital requirement. Mandatorily redeemable Class B stock is included in our permanent capital based on a directive from the Finance Board. The proposed Class A stock, if approved for issuance, would be considered nonpermanent capital. The Finance Board has the authority to require us to maintain a greater amount of permanent capital than is required by the risk-based capital requirement, but has not exercised such authority.

The following table presents our permanent capital and risk-based capital requirements as of March 31, 2006, and December 31, 2005 and 2004.

	As of March 31, 2006	As of December 31,
		2005	2004
	(in thousands)
Permanent Capital
Class B(1) stock	$2,004,350	$2,019,731	$1,972,594
Class B(2) stock	126,669	112,803	54,233
Mandatorily redeemable Class B stock	68,197	66,259	64,139
Retained earnings	76,765	68,759	75,296

Permanent capital	$2,275,981	$2,267,552	$2,166,262

Risk-Based Capital Requirement
Credit risk	$172,243	$180,588	$193,091
Market risk	134,132	174,383	262,821
Operations risk	91,912	106,492	136,773

Risk-based capital requirement	$398,287	$461,463	$592,685

Second, the Gramm-Leach-Bliley Act, or GLB Act, imposes a 5% minimum leverage ratio based on leverage capital, which is the sum of permanent capital weighted by a 1.5 multiplier plus nonpermanent capital. A minimum leverage ratio, which is defined as leverage capital divided by total assets, is intended to ensure that the Seattle Bank maintains a sufficient amount of specified capital.

	As of March 31, 2006	As of December 31,
		2005	2004
	(dollars in thousands)
Leverage Ratio
Minimum leverage capital (5% of total assets)	$2,668,796	$2,627,079	$2,404,301
Leverage capital (includes 1.5 weighting factor applicable to permanent capital)	3,413,971	3,401,328	3,249,393
Leverage ratio (leverage capital as a percentage of total assets)	6.40%	6.47%	6.76%

Third, the GLB Act imposes a 4% minimum capital-to-assets ratio, defined as total capital, which is permanent capital that does not include a 1.5 weighing factor plus nonpermanent capital, divided by total assets. We use the capital-to-assets ratio to monitor our use of financial leverage. Capital-to-assets ratios at or near the required minimums would indicate that we have fully used our capital resources, and capital-to-assets ratios that exceed these minimums would indicate that we had additional capacity to increase our asset base to increase earnings capacity.

Under the business plan, we must maintain a higher minimum regulatory capital-to-assets ratio of 4.25%. From time to time, adherence to our minimum capital-to-assets ratio may constrain our capacity to make advances to members because advances may increase our total assets without increasing our permanent capital. For example, the recent amendment to our capital plan permitting members to support their advances with their membership stock could increase our total assets through the funding of additional advances without increasing our permanent capital, as members could support advances using their already outstanding membership stock instead of purchasing additional capital stock to support the advances.

The following table presents our capital-to-assets ratios as of March 31, 2006, and December 31, 2005 and 2004.

	As of March 31, 2006	As of December 31,
		2005	2004
	(dollars in thousands)
Capital-to-Assets Ratio
Minimum permanent capital (4.25% of total assets as of March 31, 2006 and December 31, 2005 and 4.15% as of December 31, 2004)	$2,268,477	$2,233,017	$1,995,570
Total capital	2,275,980	2,267,552	2,166,262
Capital-to-assets ratio (total capital as a percentage of total assets)	4.26%	4.32%	4.50%

In addition, in March 2006, our Board of Directors lowered the advances-activity-based stock purchase requirement from 3.5% to 2.5%. This requirement calls for members to hold stock representing a set percentage of the member’s outstanding advances (minus the membership stock requirement). The Board intends to review this requirement periodically, and may raise it in light of factors such as our capital-to-assets ratio, our leverage ratio, any then-applicable limits on the amount of excess stock we are permitted to have outstanding, and whether and to what extent we have been able to implement an excess stock pool or issue Class A stock. As a result of our lower advances-activity-based stock purchase requirement, any additional purchases of capital stock for advances activity would likely not be in proportion to our minimum capital-to-assets ratio of 4.25%. The lack of proportionate capital growth on advances, compared to our required capital-to-assets ratio, may constrain the growth of our advances from time to time.

Liquidity

We are required to maintain liquidity in accordance with federal laws and regulations, and policies established by our Board of Directors. In addition, in their asset and liability management planning, members may look to the Seattle Bank as a source of standby liquidity. We seek to meet our members’ credit and liquidity needs, while complying with regulatory requirements and board-established policies, without maintaining excessive holdings of low-yield liquid investments or incurring unnecessarily high borrowing costs. We actively manage our liquidity to preserve stable, reliable, and cost-effective sources of funds to meet all current and future normal operating financial commitments.

Our primary sources of liquidity are short-term investments and the proceeds of new consolidated obligation issuances. Secondary sources of liquidity are other short-term borrowings, including federal funds purchased, and securities sold under agreements to repurchase. Member deposits and capital are also liquidity sources. To ensure that adequate liquidity is available to meet our requirements, we monitor and forecast our future cash flows and our members’ liquidity needs, and we adjust our funding and investment strategies as needed. Our access to liquidity may be negatively affected by, among other things, rating agency actions and changes in demand for FHLBank System debt. See “Item 1. Business—Debt Financing—Rating Agency Actions” and “Item 1A. Risk Factors—FHLBanks and FHLBank System Risks that Affect the Seattle Bank,” for additional discussion on factors affecting our liquidity.

Federal regulations require the FHLBanks to maintain, in the aggregate, unpledged qualifying assets equal to the consolidated obligations outstanding. Qualifying assets are cash, secured advances, assets with an assessment or rating at least equivalent to the current assessment or rating of the consolidated obligations, mortgage loans or other securities of or issued by the U.S. government or its agencies, and securities that fiduciary and trust funds may invest in under the laws of the state in which the FHLBank is located. The following table presents our compliance with this requirement as of March 31, 2006, and December 31, 2005, 2004, and 2003.

	As of March 31, 2006	As of December 31,
		2005	2004	2003
	(in thousands)
Outstanding debt	$49,143,358	$48,502,508	$44,106,197	$46,518,348
Aggregate qualifying assets	53,118,295	52,083,267	47,907,897	51,097,833

We maintain contingency liquidity plans designed to enable us to meet our obligations and the liquidity needs of our members in the event of operational disruptions at the Seattle Bank or the Office of Finance or short-term financial market disruptions. These include back-up funding sources in the repurchase and federal funds markets. For additional information on our statutory liquidity requirements, see “Item 1. Business—Regulation—Liquidity Requirements.”

We monitor our liquidity position and anticipated funding requirements. In the event of a financial market disruption in which the FHLBank System is not able to issue consolidated obligations, we could pledge our held-to-maturity investment portfolio to borrow funds. Our investment portfolio includes high-quality investment securities that are readily marketable. Our long-term investments include U.S. agency obligations and mortgage-backed securities, of which almost 100% were rated “AAA” by Standard & Poor’s or “Aaa” by Moody’s as of May 17, 2006. For additional information regarding investment quality and types, see “Item 1. Business—Business Segments—Traditional Member Finance—Investments.”

The following table presents our contractual obligations and commitments as of March 31, 2006.

	As of March 31, 2006
	Payment Due by Period
	Less than 1 Year	1 to 3 Years		3 to 5 Years		Thereafter		Total
	(in thousands)
Contractual Obligations
Member term deposits	$74,177	$		$		$		$74,177
Securities sold under agreement to repurchase	195,250							195,250
Consolidated obligations	20,955,427		13,988,780		4,916,800		9,631,155	49,492,162
Consolidated obligation bonds traded not settled	25,000		250,000		115,000		25,000	415,000
Derivative liabilities	133,462							133,462
Mandatorily redeemable capital stock					68,197			68,197
Operating leases	1,882		8,124		2,997		7,324	20,327

Total contractual obligations	$21,385,198		$14,246,904		$5,102,994		$9,663,479	$50,398,575

Other Commitments
Commitments for additional advances	$19,548		$23,991	$		$		$43,539
Standby letters of credit	37,604		68,983		10,533		556	117,676
Standby bond purchase agreements			75,600					75,600
Unused lines of credit and other commitments			50,000					50,000

Total other commitments	$57,152		$218,574		$10,533		$556	$286,815

Results of Operations

For the Three Months Ended March 31, 2006 and 2005

The Seattle Bank’s net income decreased by 34.8%, to $8.0 million, for the three months ended March 31, 2006, compared to the same period in 2005. Results were driven by lower net interest income, partially offset by higher other income and lower other expense.

Our lower operating results for the three months ended March 31, 2006, compared to the same period in 2005, continued to reflect the negative effects of a flattening yield curve, which was primarily caused by significant increases in short-term interest rates resulting from a 200 basis point increase in the federal funds rate to 4.75% as of March 31, 2006 from 2.75% as of March 31, 2005. The increasing short-term interest rates and mismatches in the repricing frequency of our short-term funding and our short-term investments caused net interest income to decline by $15.5 million for the three months ended March 31, 2006, compared to the same period in 2005. Partially offsetting this reduction in net interest income was a $5.2 million increase in other income, which resulted primarily from an increase in income from derivatives and hedging activities and a decline in other expense due to significant reductions in staff and other operating expenses during 2005.

As of March 31, 2006, we had net unrealized market value losses of $370 million, which are not reflected in our Statement of Condition. See “—Overview” and “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 10 of the Condensed Notes to Financial Statements for the Three Months Ended March 31, 2006 and 2005.” These unrealized market value losses will continue to depress our net income in future periods, particularly in 2006, with diminishing effects in 2007 and later years. Because of these net unrealized market value losses, the ratio of the market value of our equity to the book value of our equity was 83% as of March 31, 2006. Our net unrealized market value losses have increased from $300 million reported as of March 31, 2005, largely due to rising short-term interest rates reducing the value of our investments with maturities of three years or less. We measure the market value of our equity as the present value of the expected net cash flows from all our existing assets, liabilities, and commitments. The amount of our net unrealized market value losses involves estimates of the market values of our assets, liabilities, and commitments, which we discuss in greater depth in “—Financial Condition.”

Net Interest Income

Net interest income is the primary performance measure for our ongoing operations. Our net interest income consists of interest earned on advances, mortgage loans held for portfolio, and investments, less interest accrued or paid on consolidated obligations, deposits, and other borrowings. Our net interest income is affected by changes in the average balance (volume) of our interest-earning assets and interest-bearing liabilities and changes in the average yield (rate) for both the interest-earning assets and interest-bearing liabilities. These changes are influenced by economic factors and by changes in our products or services. Interest rates are the primary economic factor affecting net interest income. Beginning in 2001 and through 2003, the Federal Reserve Open Market Committee reduced its target for the federal funds rate by 550 basis points. Although the federal funds rate increased by 50 basis points during the three months ended March 31, 2006, 200 basis points during 2005, and 125 basis points during 2004, the historically low interest rates and the sustained period of such low interest rates significantly impacted and continue to impact our net interest income through both our interest income and interest expense.

The following table presents the components of our net interest income for the three months ended March 31, 2006 and 2005.

	For the Three Months Ended March 31,
	2006	2005	% Increase (Decrease)
	(dollars in thousands)
Interest income	$579,816	$449,907	28.9
Interest expense	559,557	414,104	35.1

Net interest income	$20,259	$35,803	(43.4)

Both total interest income and total interest expense increased for the three months ended March 31, 2006, compared to the same period in 2005. Net interest income decreased, however, as a result of both a reduction in volume of our higher-earning assets due to mortgage loan sales and prepayments and our position of having more short-term liabilities than short-term assets repricing in a period of rising short-term interest rates.

We expect that our high-cost, long-term borrowings and our low-yield investments in consolidated obligations of other FHLBanks will continue to depress our net interest income in 2006 with diminishing effects on net interest income in 2007 and later years. In addition, the requirements of the Finance Board agreement, implementation of the business plan, and recent changes to our policies relating to retained earnings, dividends, and stock repurchases, have had and could in the future have a negative impact on our net interest income.

Average Balances, Interest Income and Expense, and Average Yields. The following table presents average balances and yields, and interest income and expense of major categories of interest-earning assets and interest-bearing liabilities, for the three months ended March 31, 2006 and 2005. The table also presents spreads between the average yield on total earning assets and the average cost of interest-bearing liabilities for the three months ended March 31, 2006 and 2005.

	For the Three Months Ended March 31,
	2006			2005
	Average Balance	Interest Income/ Expense	Average Yield %	Average Balance	Interest Income/ Expense	Average Yield %
	(dollars in thousands, except average yield data)
Interest-Earning Assets
Advances	$22,257,718	$250,222	4.56	$16,240,338	$129,911	3.24
Mortgage loans held for portfolio	7,106,466	91,323	5.21	10,253,124	129,782	5.13
Investments	23,187,470	238,271	4.17	21,409,609	190,205	3.60
Other interest-earning assets				1,497	9	2.59

Total interest-earning assets	$52,551,654	$579,816	4.48	$47,904,568	$449,907	3.81

Other assets	300,631			302,416

Total assets	$52,852,285			$48,206,984

Interest-Bearing Liabilities
Consolidated obligations	$48,896,256	$548,020	4.55	$43,520,353	$403,843	3.76
Deposits	726,016	7,829	4.37	833,599	4,867	2.37
Mandatorily redeemable Class B stock	66,672			507,068	(3)
Other borrowings	341,480	3,708	4.40	919,135	5,397	2.38

Total interest-bearing liabilities	$50,030,424	$559,557	4.54	$45,780,155	$414,104	3.67

Other liabilities	614,648			758,317
Capital	2,207,213			1,668,512

Total liabilities and capital	$52,852,285			$48,206,984

Net interest income		$20,259			$35,803

Interest-rate spread			(0.06)			0.14
Net interest margin			0.16			0.30

For the three months ended March 31, 2006, the composition of our interest-earning assets changed significantly from those of the same period in 2005, as we continued to refocus our business on advances, with the average balances of our advances and investments increasing and the average balance of our mortgage loans held for portfolio declining. The significant increase in advances largely reflected our increased use of differential pricing, while the increase in investments largely reflected our strategy of managing our business to a capital-to-assets ratio of 4.30% (compared to 4.53% as of March 31, 2005) to increase our net interest income. We currently plan to continue to manage our business to this capital-to-assets ratio, subject to applicable regulatory requirements, although we expect our investments (and the related interest income) to decrease eventually as a percentage of total interest income as we increase our advance balances. The reduction in mortgage loans held for portfolio reflected our decision in early 2005 to exit the MPP, which led to our discontinuing the purchase of new mortgage loans and, and in August 2005, our sale of $1.4 billion of government-insured mortgage loans to an affiliate of one of our members. Since the yield on our advances and investments was lower than the yield on our mortgage loans held for portfolio, there was an overall decrease in net interest income as our mortgage loans were paid off or sold and were replaced with lower yielding advances and investments. We expect these trends to continue as we continue to exit the MPP and refocus our business on advances.

The 250 basis point increase in the federal funds rate between January 1, 2005 and March 31, 2006, caused a similar increase in short-term interest rates which resulted in higher average yields on our interest-earning assets and higher average costs on our interest-bearing liabilities during the first quarter of 2006. However, during the quarter, we experienced a larger increase in the average cost on our interest-bearing liabilities than in the average yield on our interest-earning assets, compressing our interest-rate spread by 20 basis points to negative 6 basis points, and decreasing our net interest income. This compression of our interest-rate spread primarily resulted from a mismatch between the timing of interest-rate changes on our interest-earning assets and interest-rate changes on our interest-bearing liabilities, due to the differences in the length of the repricing periods of these assets and liabilities.

Changes in Volume and Rate. The following table separates the two principal components of the changes in our net interest income—interest income and interest expense—identifying the amounts due to changes in the volume of interest-earning assets and interest-bearing liabilities and changes in the average interest rate, for the three months ended March 31, 2006 and 2005.

	For the Three Months Ended March 31,
	2006 vs. 2005 Increase (Decrease)
	Volume*	Rate*	Total
	(in millions)
Interest Income
Advances	$57.4	$62.9	$120.3
Mortgage loans held for portfolio	(40.4)	2.0	(38.4)
Investments	16.7	31.4	48.1

Total interest income	33.7	96.3	130.0

Interest Expense
Consolidated obligations	53.8	90.4	144.2
Deposits and other borrowings	(6.9)	8.2	1.3

Total interest expense	46.9	98.6	145.5

Change in net interest income	$(13.2)	$(2.3)	$(15.5)

*	Changes in interest income and interest expense not identifiable as either volume-related or rate-related, but rather equally attributable to both volume and rate changes, are allocated to the volume and rate categories based on the proportion of the absolute value of the volume and rate changes.

For the quarter ended March 31, 2006, compared to the same period in 2005, declines in net interest income were attributable to unfavorable changes in both volumes and interest rates. The unfavorable change as a result of volume changes is consistent with our moving to an advances-focused business, with higher-yield mortgage balances declining and lower-yield advances and investments increasing. As a result of these changes in balances, interest income on mortgage loans held for portfolio decreased more than the offsetting increase in interest income on advances and investments. The unfavorable change in net interest income as a result of interest-rate changes was primarily due to increases in short-term interest rates and mismatches between the timing of interest-rate changes on our interest-earning assets and interest-rate changes on our interest-bearing liabilities, due to the differences in the length of the repricing periods of these assets and liabilities. Consequently, interest expense increased more than interest income.

Interest Income

The following table presents the components of our interest income by category of interest-earning assets and the percentage change in each category for the three months ended March 31, 2006 and 2005.

	For the Three Months Ended March 31,
	2006	2005	% Increase (Decrease)
	(dollars in thousands)
Interest Income
Advances	$249,878	$128,248	94.8
Prepayment fees on advances	344	1,663	(79.3)

Subtotal	250,222	129,911	92.6
Investments	238,271	190,205	25.3
Mortgage loans held for portfolio	91,323	129,782	(29.6)
Other		9	NA

Total interest income	$579,816	$449,907	28.9

The increase in total interest income for the three months ended March 31, 2006, compared to the same period in 2005, is primarily due to the significant increase in the volume and yield on our advances and investments, partially offset by a significant decrease in the volume of our mortgage loans held for portfolio as we continued to refocus our business on advances.

Advances. Interest income from advances increased 94.8% for the three months ended March 31, 2006, compared to the same period in 2005, due to significant increases in the average advance volumes and increases in interest rates. A $6.0 billion increase, representing a 37% growth in the average advance volume, primarily resulted from our increased use of differential pricing for advances. The yield on advances increased by 132 basis points to 4.56%, primarily due to significantly higher prevailing short-term interest rates during the three months ended March 31, 2006, compared to the same period in 2005.

As part of the business plan, we have refocused our business on our advances and expect to continue to increase advance volumes using differential pricing. Our use of differential pricing will narrow our spreads on advances due to the lower spreads we generally offer to borrowers that take out large advances or meet high-volume criteria. This means that our average spread on advances will be lower than it would be if we did not use differential pricing. We expect that the increased advance volumes from the use of differential pricing will compensate for any reduction in overall yield due to differential pricing. However, as a result of our use of differential pricing, we expect our overall advance volumes to become more dependent upon the borrowing decisions of a few large members. Substantial repayments of advances by our largest members could significantly decrease our outstanding advances, causing our cash position to increase. Nevertheless, because the spreads we earn on federal funds sold are comparable to the spreads we earn on differentially priced advances with our largest members, we would not expect repayments of advances by these members to unfavorably affect our net interest income because we would likely invest the proceeds of advance repayments into federal funds.

Prepayment Fees on Advances. During the three months ended March 31, 2006, we recorded prepayment fee income of $344,000, compared to $1.6 million for the same period in 2005. Of the 2005 prepayment income, $1.4 million primarily resulted from fees charged to borrowers that prepaid $258.0 million in advances, partially offset by termination fees charged on the cancellation of interest-rate exchange agreements hedging those advances. There was no comparable activity during the first quarter of 2006.

Investments. Interest income from investments, which includes short-term investments (e.g., interest-bearing deposits, securities purchased under agreements to resell, and federal funds sold) and long-term investments (e.g., held-to-maturity securities and trading securities), increased by 25.3% for the three months ended

March 31, 2006, compared to the same period in 2005, primarily resulting from a significant increase in the average balance of our investment portfolio and a higher average investment yield. A $1.8 billion increase, representing 8.3% growth, in the average balance of our investment portfolio, primarily resulted from our strategy of managing our business to a capital-to assets ratio of 4.30% in order to more fully use our capital, while staying within our minimum capital-to-assets ratio of 4.25%. During the first quarter of 2006, the composition of our investment portfolio changed, with a significantly larger portion held as short-term investments, particularly federal funds sold. We benefited from the significant increases in short-term interest rates that increased the yields earned on our short-term investments. For the three months ended March 31, 2006, the yield on the investment portfolio increased by 57 basis points due to the addition of new investments at generally higher yields than the existing investments we held or replaced. We currently plan to continue to manage our business to a 4.30% capital-to-assets ratio, subject to applicable regulatory requirements, although we expect our investments (and the related interest income) to decrease eventually as a percentage of total interest income as we increase our advance balances.

Mortgage Loans Held for Portfolio. Interest income from mortgage loans held for portfolio decreased by 29.6% for the three months ended March 31, 2006, compared to the same period in 2005. The decrease was due to a significant decline in the average balance of mortgage loans held for portfolio resulting from our decision in early 2005 to exit the MPP and discontinue the purchase of mortgage loans, as well as our sale of $1.4 billion of our government-insured mortgage loans in August 2005. The average balance of our mortgage loans held for portfolio during the three months ended March 31, 2006 was $7.1 billion, a $3.2 billion decrease from the same period in 2005. Partially offsetting the decline in interest income caused by the reduction in the average balance was an eight basis point increase in the average yield on mortgage loans held for portfolio. The balance of our remaining mortgage loans will continue to decrease as these loans are paid off.

Interest Expense

The following table presents the components of our interest expense by category of interest-bearing liability and the percentage change in each category for the three months ended March 31, 2006, compared to the same period in 2005.

	For the Three Months Ended March 31,
	2006	2005	% Increase (Decrease)
	(dollars in thousands)
Consolidated obligations	$548,020	$403,843	35.7
Deposits	7,829	4,867	60.9
Other borrowings, including mandatorily redeemable Class B stock	3,708	5,394	(31.3)

Total interest income	$559,557	$414,104	35.1

Consolidated Obligations. Interest expense on consolidated obligations increased by 35.7% for the three months ended March 31, 2006 compared to the same period in 2005. This increase was the result of a significant increase in the volume of borrowings and increases in interest rates during the first three months of 2006 and the last nine months of 2005. The average balance of consolidated obligations increased by $5.4 billion, representing an increase of 12.4%. We increased the average balance of our consolidated obligations in order to fund growth in our advances and to purchase short-term investments to increase our net income. The average cost of consolidated obligations increased by 79 basis points due to the addition of new consolidated obligations at generally higher costs than the existing obligations held or the obligations replaced.

We seek to manage our debt portfolio by issuing bullet and callable consolidated obligation bonds, by calling and reissuing consolidated obligation bonds to take advantage of lower interest rates, where possible, and by using a combination of callable consolidated obligation bonds and interest-rate swaps. In 2005, we implemented a strategy to hedge MPP loans, investments, and advances primarily with callable consolidated obligations in order to decrease our reliance on stand-alone interest-rate exchange agreements. This strategy is designed to reduce our hedge expense going forward, but the reduction in hedge expense will be partially offset by increased interest expense.

Deposits. Interest expense on deposits increased by 60.9% for the three months ended March 31, 2006, compared to the same period in 2005, due to a 200 basis point increase in the average yield paid to members, which was partially offset by a $107.6 million decrease in the average balances of deposits during this period.

Effect of Derivatives and Hedging on Net Interest Income

The following table presents the effect of derivatives and hedging on the components of our interest income and interest expense for the three months ended March 31, 2006 and 2005.

	For the Three Months Ended March 31,
	2006	2005
	(in thousands)
Increase (Decrease) in Interest Income
Advances	$3,562	$(18,802)

Decrease (Increase) in Interest Expense
Consolidated obligations	(14,252)	7,125

Increase (decrease) in net interest income	$(10,690)	$(11,677)

We use derivative instruments to manage our exposure to changes in interest rates and to adjust the effective maturity, repricing frequency, or option characteristics of our assets and liabilities in response to changing market conditions. We often use interest-rate exchange agreements to hedge fixed-rate advances and consolidated obligations by effectively converting their fixed rates to short-term floating rates. Our use of interest-rate exchange agreements had a net unfavorable impact to our net interest income for the periods ended March 31, 2006 and 2005, primarily because we held higher notional balances in interest-rate exchange agreements hedging consolidated obligations than hedging advances. As a result, the effective conversion of our consolidated obligations to short-term floating rates, combined with significant increases in short-term interest rates, contributed to the declines in net interest income for the periods ended March 31, 2006 and 2005. See “—Summary of Critical Accounting Estimates—Derivatives and Hedging” for more information.

Other Income (Loss)

Other income (loss) includes member service fees, gain and loss on trading securities, gain and loss on derivatives and hedging activities, and other miscellaneous income or loss not included in net interest income. Because of the type of financial activity reported in this category, other income (loss) can be volatile from one period to another. For instance, gain and loss on derivatives and hedging activities is highly dependent on changes in interest rates and spreads between various interest-rate yield curves.

The following table presents the components of our other income (loss) for the three months ended March 31, 2006 and 2005.

	For the Three Months Ended March 31,
	2006	2005	% Increase (Decrease)
	(dollars in thousands)
Service fees	$457	$520	(12.1)
Net gain on trading securities		2,140	(100.0)
Net gain (loss) on derivatives and hedging activities	1,865	(2,462)	175.8
Loss on early extinguishment of consolidated obligations		(3,041)	100.0
Other, net	2	(19)	110.5

Total other income (loss)	$2,324	$(2,862)	181.2

Total other income (loss) increased by $5.2 million for the three months ended March 31, 2006, compared to the same period in 2005, primarily due to a $4.3 million increase in net gain (loss) on derivatives and hedging activities and a $3.0 million reduction in loss from the early extinguishment of consolidated obligations, partially offset by a $2.1 million decrease in net gain on trading securities. These changes are discussed in more detail below.

Net Gain on Trading Securities. The following table presents the components of net gain on trading securities, compared to the net gain on the interest-rate exchange agreements that economically hedged the investment held as a trading security, net of the interest expense component, for the three months ended March 31, 2006 and 2005.

	For the Three Months Ended March 31,
	2006	2005
	(in thousands)
Net gain on interest-rate exchange agreements hedging trading securities	$	$526
Net interest expense on interest-rate exchange agreements hedging trading securities		(2,240)

Net gain		2,766
Net gain on trading securities		2,140

Net difference between net gain on trading securities and net gain on interest-rate exchange agreements hedging trading securities, net of the interest expense on interest-rate exchange agreements hedging trading securities	$	$4,906

As of March 31, 2006, we did not hold any trading securities. As of March 31, 2005, our trading securities consisted of one GSE debt obligation, which we sold in December 2005. This trading security was economically hedged by an interest-rate exchange agreement that was terminated when we sold the trading security. We recorded the changes in fair value of the trading security and the associated interest-rate exchange agreement as “net gain on trading securities” and “net gain (loss) on derivatives and hedging activities” in our Statements of Income. We reported interest income earned on the trading security in “interest income” and the interest expense on the interest-rate exchange agreements in “net gain (loss) on derivatives and hedging activities” in our Statements of Income.

We determined the change in fair value on the GSE debt obligation classified as a trading security using quoted market prices from securities brokers. We calculated the change in fair value on the interest-rate exchange agreement based on estimated fair values of interest-rate exchange agreements with similar terms or available market prices. Because of the volatility of the GSE debt obligation and the related agency yield curve spreads relative to the LIBOR curve, the changes in the fair value of our trading security were not completely offset by changes in the fair value of the related interest-rate exchange agreements. Although we expected the majority of the changes in fair value of the trading security to be offset by opposite changes in fair value of the corresponding interest-rate exchange agreement, we knew that there would be differences due to these changes in relative spread that would be reported in total other income (loss) in the Statements of Income.

Net Gain (Loss) on Derivatives and Hedging Activities. For the three months ended March 31, 2006, compared to the same period in 2005, much of the change in our total net gain (loss) on derivatives and hedging activities was due to changes in the fair value of mortgage delivery commitments, consolidated obligation bonds, and the corresponding interest-rate exchange agreements, and swaptions.

Mortgage Loans/Commitments. Commitments to purchase mortgage loans are classified as derivatives, and the changes in the fair value of the commitments are included in other income (loss). As part of the business plan, we are exiting the MPP, and we have ceased entering into new master commitment contracts. For the three months ended March 31, 2006, the fair value on our mortgage commitments was zero, compared to a loss of $97,000 for the same period in 2005.

As of March 31, 2006, we had no outstanding notional amount of swaptions. As of March 31, 2005, we had $4.2 billion outstanding notional amount of swaptions, of which $1.5 billion was allocated to our mortgage-based assets reflected in our Statement of Condition, to economically hedge our interest-rate risk. For the three months ended March 31, 2006, we had no loss related to swaptions allocated to our mortgage loan portfolio compared to a loss allocation of $936,000 for the same period in 2005.

Consolidated Obligations. For the three months ended March 31, 2006, we recognized a gain of $1.6 million on interest-rate exchange agreements used to hedge consolidated obligations, compared to a loss of $870,000 for the same period in 2005.

Economic Hedges. As of March 31, 2006, we held $300 million notional amount of interest-rate caps that are used to economically hedge changes in the fair value of our assets and liabilities caused by changes in interest rates. Because the interest-rate caps do not qualify for hedge accounting treatment, the changes in the fair value of the interest-rate caps are recorded as net gain (loss) on derivatives and hedging activities in the Statement of Income.

As of March 31, 2006, we had no outstanding notional amount of swaptions. As of March 31, 2005, we had $4.2 billion outstanding notional amount of swaptions, of which $2.7 billion was allocated to our traditional member finance assets reflected in our Statement of Condition, to economically hedge our interest-rate risk. For the three months ended March 31, 2006, we had no loss related to swaptions allocated to our traditional member finance portfolio, compared to a loss allocation of $527,000 for the same period in 2005.

Net Gain on Trading Securities and Net Gain (Loss) on Derivatives and Hedging Activities. Our net gain on trading securities and net gain (loss) on derivatives and hedging activities as described above generally comprise the majority of our other income (loss).

The following tables summarize the components of net gain on trading securities as well as net gain (loss) on derivatives and hedging activities, for the three months ended March 31, 2006 and 2005.

	Trading Securities		Mortgage Loans/ Commitments		Consolidated Obligations		Statement of Condition		Intermediary Positions		Total
	(in thousands)
For the Three Months Ended March 31, 2006
Net gain on trading securities	$		$		$		$		$		$
Net gain (loss) on derivatives and hedging activities						1,582		254		29		1,865

Total	$		$			$1,582		$254		$29		$1,865

For the Three Months Ended March 31, 2005
Net gain on trading securities		$2,140	$		$		$		$			$2,140
Net gain (loss) on derivatives and hedging activities		526		(1,033)		(870)		(1,073)		(12)		(2,462)

Total		$2,666		$(1,033)		$(870)		$(1,073)		$(12)		$(322)

Loss on Early Extinguishment of Consolidated Obligation Bonds. During 2005, we extinguished $335.4 million of our consolidated obligation bonds in the form of long-term, unswapped bullet debt with a weighted-average interest rate of 6.10%. This extinguishment resulted in a loss of $9.4 million on the consolidated obligation bonds, including a loss of $3.0 million for the three months ended March 31, 2005. There was no similar extinguishment of consolidated obligations for the three months ended March 31, 2006. We continue to review our consolidated obligations portfolio for opportunities to lower our interest expense and better match the duration of our liabilities to that of our assets.

Other Expense

Other expense includes operating expenses, Finance Board and Office of Finance assessments, and other items, which consist primarily of mortgage loan administrative fees paid to vendors related to our mortgage loans held for portfolio. The following table presents the components of our other expense for the three months ended March 31, 2006, compared to the same period in 2005.

	For the Three Months Ended March 31,
	2006	2005	% Increase (Decrease)
	(dollars in thousands)
Operating expenses:
Salary and benefits	$5,697	$8,402	(32.2)
Occupancy cost	942	1,073	(12.3)
Other operating	3,862	5,370	(28.1)
Finance Board	459	532	(13.7)
Office of Finance	375	277	35.4
Other	360	563	(36.1)

Total other expense	$11,695	$16,217	(27.9)

Operating Expenses. Operating expenses decreased for the three months ended March 31, 2006, compared to the same period in 2005, primarily reflecting a 32% reduction in staff and a decrease in professional and other contractual services costs related to implementation of the Finance Board agreement and development of the business plan.

As of March 31, 2006, we had 120 employees compared to 176 as of March 31, 2005. Salaries and benefits expense decreased by 32.2% in the three months ended March 31, 2006, primarily because the prior period included $2.1 million for termination-related expenses and a reduction in staff. The decrease was partially offset by increased salaries and benefits for existing employees during the first quarter of 2006.

Occupancy cost primarily includes the expenses related to our leases on two offices in downtown Seattle and an emergency back-up facility outside of downtown Seattle. Occupancy cost decreased by 12.3% for the three months ended March 31, 2006, compared to the same period in 2005, reflecting office space consolidation to align leased office space with our reduced staff.

Other operating expenses decreased by 28.1% for the three months ended March 31, 2006, compared to the same period in 2005, primarily due to decreases in professional and other contractual services. During the first quarter of 2006, consulting fees incurred in connection with the implementation of the Finance Board agreement, the business plan, and ongoing risk measurement consulting were $800,000, compared with $2.7 million during the same period in 2005.

Finance Board and Office of Finance expenses represent costs allocated to us by the Finance Board and the Office of Finance, calculated through a formula based on our percentage of capital stock, consolidated obligations issued and consolidated obligations outstanding for the previous month for the FHLBank System as a whole.

Assessments

Although we are exempt from all federal, state, and local taxation other than real property tax, the Financial Institutions Reform, Recovery and Enforcement Act and the GLB Act require that we, along with the other 11 FHLBanks, support the payment of part of the interest on bonds previously issued by REFCORP. The REFCORP assessment amount is determined by calculating U.S. GAAP net income before the AHP and

REFCORP assessments minus the AHP assessment, then multiplying that amount by 20%. REFCORP has been designated as the calculation agent for AHP and REFCORP assessments. Each FHLBank provides a statement of its net income before AHP and REFCORP assessments to the Resolution Funding Corporation, which then performs the calculations at each quarter end. The FHLBanks must make REFCORP payments until the total amount of REFCORP assessment payments made is equivalent to a $300 million annual (or $75 million per quarter) annuity that has a final maturity date of April 15, 2030. The Finance Board will shorten or lengthen the period during which the FHLBanks must make these payments to REFCORP, depending on actual payments made relative to the referenced annuity. In addition, the Finance Board, with the Secretary of the Treasury, selects the appropriate discounting factors used in the payment calculations relating to the REFCORP assessments.

Annually, the FHLBanks must also set aside for the AHP the greater of $100 million or 10% of their current year’s aggregate regulatory net income. Regulatory net income for AHP assessment purposes is determined by the Finance Board and is equal to net income reported in accordance with U.S. GAAP before mandatorily redeemable capital stock related interest expense and AHP assessment, but after REFCORP assessment. The exclusion of mandatorily redeemable capital stock-related interest expense from our regulatory calculation is a determination of the Finance Board.

Our assessments for AHP and REFCORP declined for the three months ended March 31, 2006, compared to the same period in 2005, reflecting the decrease in our net income. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Notes 1 and 8 of the Notes to Financial Statements for Years Ended December 31, 2005, 2004, and 2003,” for additional information about AHP and REFCORP.

The table below presents our AHP and REFCORP assessments for the three months ended March 31, 2006 and 2005.

	For the Three Months Ended March 31,
	2006	2005	% Increase (Decrease)
	(dollars in thousands)
Assessments
AHP	$882	$1,388	(36.5)
REFCORP	2,001	3,067	(34.8)

Total	$2,883	$4,455	(35.3)

Results of Operations for the Years Ended December 31, 2005, 2004, and 2003

Net income for 2005 was $1.7 million, compared to $82.7 million and $143.8 million for 2004 and 2003, decreasing 97.9% for 2005 from 2004 and 42.5% for 2004 from 2003.

Our declining operating results for 2005 continued to reflect the negative effects of a flattening yield curve, due to significant increases in short-term interest rates, as well as actions we took to refocus our business on advances. Because we held more short-term liabilities than short-term assets, and short-term interest rates increased significantly driven by a 200 basis points increase in the federal funds rate during 2005, our short-term cost of funds increased more than our short-term asset yields, primarily causing the $58.8 million decline in our net interest income in 2005. In addition, in accordance with our business plan, actions we took to refocus our business on advances and to improve our overall level of interest-rate risk negatively affected our earnings in 2005. These actions included booking large nonrecurring charges that increased our other expenses by $17.9 million, hedging activities, and debt extinguishment related to restructuring our balance sheet that decreased our other income by $31.3 million.

Our operating results for 2004 reflected the negative impact of a flattening yield curve, due primarily to an increase in short-term interest rates combined with a decrease in long-term interest rates. These trends impacted net income in two ways during 2004. First, we held more short-term liabilities than short-term assets, and the increase in short-term interest rates, influenced by the 125 basis point increase in the federal funds rate during the last half of 2004, increased our short-term cost of funds more than it increased our asset yields. Second, periodic fluctuations of long-term interest rates and expectations regarding the timing and amount of future interest-rate increases resulted in an increase in prepayment speeds on mortgage loans. These factors accelerated the premium amortization of our mortgage-based assets and negatively impacted interest income and average yields. In addition, net income was negatively impacted by a $13.2 million increase in other expenses and a $7.6 million decline in other income, in 2004.

As of December 31, 2005, we had net unrealized market value losses of $363 million, which are not reflected in our Statement of Condition. See “—Overview” and “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 19 of the Notes to Financial Statements for Years Ended December 31, 2005, 2004, and 2003.” These unrealized market value losses will continue to depress our net income in future periods, particularly in 2006 with diminishing effects in 2007 and later years. Because of these net unrealized market losses, the ratio of the market value of our equity to the book value of our equity was 84% as of December 31, 2005. We measure the market value of our equity as the present value of the expected net cash flows from all our existing assets, liabilities and commitments. The amount of our net unrealized market value losses involves estimates of the market values of our assets, liabilities, and commitments, which we discuss in greater depth in “—Financial Condition.”

Net Interest Income

Net interest income is the primary performance measure for our ongoing operations. Our net interest income consists of interest earned on advances, mortgage loans held for portfolio, and investments, less interest accrued or paid on consolidated obligations, deposits, and other borrowings. Our net interest income is affected by changes in the average balances (volume) of our interest-earning assets and interest-bearing liabilities and changes in the average yield (rate) for both the interest-earning assets and interest-bearing liabilities. These changes are influenced by economic factors and by changes in our products or services.

Interest rates are the primary economic factor affecting net interest income. Beginning in 2001 and through 2003, the Federal Reserve Open Market Committee reduced its target for the federal funds rate by 550 basis points. Although the federal funds rate increased by 200 basis points during 2005 and by 125 basis points during 2004, the prior reductions in the federal funds rate contributed to a period of sustained, historically low interest rates, which had and continues to have a significant effect on our interest income and interest expense.

The following table presents the components of our net interest income for the years ended December 31, 2005, 2004, and 2003.

	For the Years Ended December 31,
	2005	2004	2005 vs. 2004 % Increase (Decrease)	2003	2004 vs. 2003 % Increase (Decrease)
	(dollars in thousands)
Interest income	$1,960,919	$1,672,959	17.2	$1,583,074	5.7
Interest expense	1,864,129	1,517,323	22.9	1,365,133	11.1

Net interest income	$96,790	$155,636	(37.8)	$217,941	(28.6)

Both total interest income and total interest expense increased in 2005 and 2004. Net interest income decreased, however, due to both a reduction in volume of our higher earning assets and our position of having more short-term liabilities than short-term assets in a rising short-term interest-rate environment.

Average Balances, Interest Income and Expense, and Average Yields. The following table presents average balances and yields and interest income and expense of major categories of interest-earning assets and interest- bearing liabilities, for the years ended December 31, 2005, 2004, and 2003. The table also presents spreads between the average yield on total earning assets and the average cost of interest-bearing liabilities for the years ended December 31, 2005, 2004, and 2003.

	For the Years Ended December 31,
	2005			2004			2003
	Average Balance	Interest Income / Expense	Average Yield %	Average Balance	Interest Income / Expense	Average Yield %	Average Balance	Interest Income / Expense	Average Yield %
	(dollars in thousands)
Interest-Earning Assets
Advances	$18,698,724	$694,153	3.71	$17,102,320	$423,526	2.48	$21,493,287	$537,747	2.50
Mortgage loans held for portfolio	9,030,375	446,216	4.94	11,086,825	540,267	4.87	9,202,505	464,166	5.04
Investments	22,609,113	820,524	3.63	21,428,116	709,156	3.31	15,841,000	581,118	3.67
Other interest-earning assets	819	26	3.21	717	10	1.38	3,479	43	1.24

Total interest-earning assets	50,339,031	$1,960,919	3.89	49,617,978	$1,672,959	3.37	46,540,271	$1,583,074	3.40

Other assets	285,761			276,778			292,771

Total assets	$50,624,792			$49,894,756			$46,833,042

Interest-Bearing Liabilities
Consolidated obligations	$46,298,403	$1,822,266	3.93	$45,583,251	$1,502,955	3.30	$41,780,766	$1,346,725	3.22
Deposits	840,465	26,673	3.17	1,118,675	14,132	1.26	1,784,969	18,303	1.03
Mandatorily redeemable Class B stock	186,313	(3)	0.00	2,078	225	10.80
Other borrowings	544,639	15,193	2.79	791	11	1.40	7,205	105	1.46

Total interest-bearing liabilities	47,869,820	$1,864,129	3.89	46,704,795	$1,517,323	3.25	43,572,940	$1,365,133	3.13

Other liabilities	702,346			784,996			806,804
Capital	2,052,626			2,404,965			2,453,298

Total liabilities and capital	$50,624,792			$49,894,756			$46,883,042

Net interest income		$96,790			$155,636			$217,941

Interest-rate spread			0.00			0.12			0.27
Net interest margin			0.19			0.31			0.47

The composition of the average balances of our major categories of interest-earning assets and interest-bearing liabilities has changed during 2005 as we have refocused our business on advances, with advances and investments increasing and mortgage loans held for portfolio decreasing from 2004.

For 2005, the increase in advances largely reflected our increased use of differential pricing, while the increase in investments primarily reflected our strategy of managing our business to a capital-to-assets ratio 4.30% (compared to 4.50% as of December 31, 2004) to increase our net interest income. We currently plan to continue to manage our business to this capital-to-assets ratio, subject to applicable regulatory requirements, although we expect our investments (and the related interest income) to decrease eventually as a percentage of total interest income as we increase our advance balances. The reduction in mortgage loans held for portfolio reflected our decision in early 2005 to exit the MPP, which led to our discontinuing the purchase of new mortgage loans and, in August 2005, our sale of $1.4 billion of government-insured mortgage loans to an affiliate of one of our members. Since the yield on our advances and investments was lower than the yield on our mortgage loans held for portfolio, there was an overall decrease in net interest income as our mortgage loans were paid off or sold and replaced with lower yielding advances and investments. We expect these trends to continue as we continue to exit the MPP and refocus our business on advances.

During 2005, short-term interest rates increased as indicated by a 200 basis point increase in the federal funds rate. Because we held more short-term liabilities than short-term assets, the increase in the average cost of our interest-bearing liabilities was larger than the increase in the average yield on our interest-earning assets, compressing our interest-rate spread by 12 basis points to zero for the period, and decreasing our net interest income. The compression also resulted from differences in the repricing periods for these assets and liabilities, which prevented us from better matching the interest-rate yields and interest-rate costs on our assets and liabilities to preserve a more favorable spread.

During 2004, the composition of our interest-earning assets changed significantly from 2003, with the average balance of our advances outstanding declining and the average balance of our mortgage loans held for portfolio significantly increasing. The reduction in average advance balances primarily reflected the maturity and non-renewal of advances of two larger members resulting from our decision to discontinue the use of differential pricing, while the increase in the average balance of mortgage loans held for portfolio primarily reflected the large purchases of MPP loans in the second half of 2003.

During 2004, we experienced an increase in the average cost on our interest-bearing liabilities that compressed our interest-rate spread and decreased our net interest income. The compression of our interest-rate spread resulted from a mismatch between the timing of interest-rate changes on our interest-earning assets and interest-bearing liabilities, due to the differences in the length of the repricing periods of these assets and liabilities. These differences in the length of the repricing periods were primarily due to the lock-out periods on retirement of our consolidated obligations. As a result, as our interest-earning assets were repaid in 2004, we were not able to reduce our outstanding consolidated obligations commensurately. While we sought to match the duration of our debt associated with our income-earning assets, our mortgage-based assets, including MPP loans and certain investments, were particularly impacted by the interest-rate environment, which led to a record number of homeowners refinancing their mortgage loans during the first half of 2004 and throughout 2003. This large volume of refinancing activity resulted in faster-than-expected prepayments on mortgage loans and accelerated the amortization of premiums associated with the mortgage-based assets. Particularly in 2003 and, to a lesser extent, in 2004, mortgage-based assets were being paid off before the associated debt matured or could be called, resulting in greater reductions in interest income than in interest expense. In addition, when our higher-yield mortgage loans held for portfolio were prepaid during the period, to the extent we replaced them with new mortgage loans, the new mortgage loans had lower average yields. Our interest expense for 2004 was also impacted by the decline in our lower-cost deposit balances, which resulted in an increase in our use of higher-cost consolidated obligations. Primarily as a consequence of these factors, interest-rate spread declined by 15 basis points to 12 basis points for 2004, compared to 2003.

Changes in Volume and Rate. The following table separates the two principal components of the changes in our net interest income—interest income and interest expense—identifying the amounts due to changes in the volume of interest earning assets and interest bearing liabilities and changes in the average interest rate, for the years ended December 31, 2005 and 2004, compared to the prior periods.

	For the Years Ended December 31,
	2005 vs. 2004 Increase (Decrease)			2004 vs. 2003 Increase (Decrease)
	Volume*	Rate*	Total	Volume*	Rate*	Total
	(in millions)
Interest Income
Advances	$42.6	$228.0	$270.6	$(108.8)	$(5.4)	$(114.2)
Mortgage loans held for portfolio	(101.5)	7.5	(94.0)	92.3	(16.2)	76.1
Investments	40.5	70.9	111.4	189.2	(61.2)	128.0

Total interest income	(18.4)	306.4	288.0	172.7	(82.8)	89.9

Interest Expense
Consolidated obligations	23.9	295.3	319.2	124.8	31.4	156.2
Deposits and other borrowings	7.5	20.1	27.6	(7.9)	3.9	(4.0)

Total interest expense	31.4	315.4	346.8	116.9	35.3	152.2

Change in net interest income	$(49.8)	$(9.0)	$(58.8)	$55.8	$(118.1)	$(62.3)

*	Changes in interest income and interest expense not identifiable as either volume-related or rate-related, but rather equally attributable to both volume and rate changes, are allocated to the volume and rate categories based on the proportion of the absolute value of the volume and rate changes.

In 2005, declines in net interest income were attributable to unfavorable changes in both volumes and interest rates. The unfavorable change as a result of volume changes is consistent with our moving to an advances-focused business, with higher-yield mortgage balances declining and lower-yield advances and investments increasing. As a result of these changes in balances, interest income on mortgage loans held for portfolio decreased more than the offsetting increase in interest income on advances and investments. The unfavorable change in net interest income as a result of interest-rate changes was primarily due to increases in short-term interest rates and our holding more short-term, interest-bearing liabilities than short-term interest-bearing assets. Consequently, interest expense increased more than interest income.

In 2004, declines in net interest income were attributable to unfavorable changes in interest rates, partially offset by favorable changes in volumes. The unfavorable changes as a result of interest-rate changes were primarily due to a combination of falling yields on interest-earning assets and rising costs on interest-bearing liabilities. In the first half of 2004, higher-yield mortgage-based assets were called or pre-paid and were generally replaced with long-term, lower-yield investments and mortgage loans, causing the interest-earning assets yield to fall. Our interest-bearing liabilities were not similarly replaced with lower-cost, interest-bearing liabilities, causing their yield to remain the same. Furthermore, as a result of efforts to improve net interest income, we purchased additional long-term investments, while issuing short-term, interest-bearing liabilities, increasing the mismatches between the timing of interest-rate changes on our interest-earning assets and interest-bearing liabilities. In the second half of 2004, increases in short-term interest rates increased the cost of our short-term borrowings, and because we held more short-term, interest-bearing liabilities than short-term, interest-earning assets, our overall interest expense increased. The favorable volume changes were consistent with our focus for a significant part of 2004 on the MPP business, with higher-yield mortgage balances and investments increasing and lower-yield advances decreasing. We also increased our total average interest-earning asset balances by $3.0 billion in 2004. As a result of these changes in balances, interest income on mortgage loans and investments increased significantly more than the decrease in interest income on advances. However, overall in 2004, the combination of falling yields on interest-earning assets and increasing costs on interest-bearing liabilities resulted in a considerable reduction of our net interest income.

Interest Income

The following table presents the components of our interest income by category of interest-earning assets and the percentage change in each category for the years ended December 31, 2005 and 2004, compared to the prior periods.

	For the Years Ended December 31,
	2005	2004	2005 vs. 2004 % Increase (Decrease)	2003	2004 vs. 2003 % Increase (Decrease)
	(dollars in thousands)
Interest Income
Advances	$689,527	$422,572	63.2	$516,651	(18.2)
Prepayment fees on advances	4,626	954	384.9	21,096	(95.5)

Subtotal	694,153	423,526	64.0	537,747	(21.2)
Investments	820,524	709,156	15.7	581,118	22.0
Mortgage loans held for portfolio*	446,216	540,267	(17.4)	464,166	16.4
Other	26	10	160.0	43	(76.7)

Total interest income	$1,960,919	$1,672,959	17.2	$1,583,074	5.7

*	Includes interest income on mortgage loans held for sale of $12.2 million during 2005.

The increase in total interest income in 2005 was primarily due to the significant increase in the yields on our advances and investments, partially offset by decreases in the volume of our mortgage loans held for portfolio as we refocused our business on advances. The increase in total interest income in 2004 was primarily due to increases in the volume of our investments and mortgage loans held for portfolio, partially offset by a decrease in the volume of our advances outstanding. The shift in the composition of our interest income reflected the decline in demand for our advances, and the reinvestment of proceeds from the repayment of advances into mortgage loans held for portfolio and investments.

Advances. Interest income from advances increased 63.2% in 2005 due to a combination of increases in interest rates and increases in average advance volumes. Our average advances outstanding increased by $1.6 billion, while average yield on advances, including prepayment fees, increased by 123 basis points during 2005.

As part of the business plan, we have refocused our business on our advances and expect to continue to increase advance volumes using differential pricing. Our use of differential pricing will narrow our spreads on advances due to the lower spreads we generally offer to borrowers that take out large advances or meet high-volume criteria. This means that our average spread on advances will be lower than it would be if we did not use differential pricing. We expect that the increased advance volumes from the use of differential pricing will compensate for any reduction in overall yield due to differential pricing. However, as a result of our use of differential pricing, we expect our overall advance volumes to become more dependent upon the borrowing decisions of a few large members. Substantial repayments of advances by our largest members could significantly decrease our outstanding advances, causing our cash position to increase. Nevertheless, because the spreads we earn on federal funds sold are comparable to the spreads we earn on differentially priced advances with our largest members, we would not expect repayments of advances by these members to unfavorably affect our net interest income because we would likely invest the proceeds of advance repayments into federal funds.

Interest income from advances decreased 18.2% for 2004, primarily due to declines in advance volumes. These declines were the result of the maturity and non-renewal of advances by two large members, due to our decision to discontinue differential pricing. Our advances outstanding decreased by $4.8 billion as of December 31, 2004 compared to December 31, 2003.

Prepayment Fees on Advances. We received prepayment fee income of $4.6 million, $954,000, and $21.1 million for 2005, 2004, and 2003. Prepayment fee income increased in 2005 largely as a result of one member prepaying advances in the fourth quarter of 2005. The unusually large prepayment fee income in 2003 was primarily a result of the merger of two of our members and the prepayment of the acquired member’s advances, as well as large advance prepayments by another member in mid-2003.

Investments. Interest income from investments, which includes short-term investments (e.g., interest-bearing deposits, securities purchased under agreements to resell, and federal funds sold) and long-term investments (e.g., held-to-maturity securities and trading securities), increased by 15.7% and average yield on investments increased by 32 basis points, in 2005. Contributing to the increase in interest income from investments was a $1.2 billion increase in the average balance of the investment portfolio, which reflected our decision in 2005 to increase net interest income from investments through a strategy of managing our business to a capital-to-assets ratio of 4.30% in order to more fully use our capital, while staying within our minimum capital-to-assets ratio of 4.25%. During 2005, the composition of our investment portfolio changed, with a significantly larger portion held as short-term investments, particularly federal funds sold. We benefited from the significant increases in short-term interest rates that increased the yields earned on our short-term investments. We currently plan to continue to manage our business to a 4.30% capital-to-assets ratio, subject to applicable regulatory requirements, although we expect our investments (and the related interest income) to decrease eventually as a percentage of total interest income as we increase our advance balances.

Interest income from our investments increased by 22.0%, while average yield on investments decreased by 36 basis points, in 2004. The increase in interest income was largely due to a $5.6 billion increase in the average size of our investment portfolio that was driven by our decision to increase net interest income from investments due to declines in advance volumes and lower-than-expected MPP growth. In 2004, we used funds obtained from the issuance of consolidated obligations to purchase investments, primarily consolidated obligations on which other FHLBanks were the primary obligors. The decrease in our average yield on investments was due to a combination of our new investments in the consolidated obligations of other FHLBanks, which had lower yields than the aggregate yield on the investment portfolio before their addition, and the significant amount of turnover in our mortgage-backed securities, as higher-yield securities were replaced by new securities with lower prevailing interest rates.

Mortgage Loans Held for Portfolio. Interest income from mortgage loans held for portfolio decreased by 17.4% in 2005, primarily due to a decrease of $2.1 billion in the average balance of our mortgage loans held for portfolio. This reduction was caused by our limited purchases of mortgage loans from members during the first half of 2005 and the second half of 2004, and to our decision in early 2005 to exit the MPP and discontinue the purchase of mortgage loans. In August 2005, we also sold $1.4 billion of our government-insured mortgage loans to an affiliate of one of our members. The balance of our remaining mortgage loans will continue to decrease as mortgage loans are paid off.

Interest income from mortgage loans held for portfolio increased by 16.4% in 2004, primarily due to a $1.9 billion increase in the average balance of mortgage loans. Although interest income from mortgage loans held for portfolio increased overall in 2004, the increase from the growth in volume was partially offset by a decrease in the average yield of 17 basis points, to 4.87%, primarily due to the turnover in mortgage loans caused by large prepayments of mortgage loans in the first half of 2004 and during 2003. During these periods, as older mortgage loans were prepaid, the associated loan premiums were written off and new loans were added with lower yields than the loans they replaced.

Interest Expense

The following table presents the components of our interest expense by category of interest-bearing liability and the percentage change in each category for the years ended December 31, 2005 and 2004, compared to the prior periods.

	For the Years Ended December 31,
	2005	2004	2005 vs. 2004 % Increase (Decrease)	2003	2004 vs. 2003 % Increase (Decrease)
	(dollars in thousands)
Consolidated obligations	$1,822,266	$1,502,955	21.2	$1,346,725	11.6
Deposits	26,673	14,132	88.7	18,303	(22.8)
Securities sold under agreements to purchase	15,162	8	NA		NA
Other borrowings, including mandatorily redeemable Class B stock	28	228	(87.7)	105	117.1

Total interest expense	$1,864,129	$1,517,323	22.9	$1,365,133	11.1

Consolidated Obligations. Interest expense on consolidated obligations increased by 21.2% in 2005 because of increases in interest rates throughout 2005 and in the second half of 2004. During 2005, the federal funds rate increased by 200 basis points and in the second half of 2004 it increased by 125 basis points. Our funding is primarily short term, with the majority of our debt either repricing or maturing within one year. Consequently, the rising interest-rate environment caused the average cost on our consolidated obligations to increase by 63 basis points for 2005. Also contributing to the increase in interest expense was the $715 million growth in the average balance of our consolidated obligations outstanding during 2005. We increased the average balance of our consolidated obligations in order to fund growth in our advances and to purchase short-term investments to increase our net income.

We seek to manage our debt portfolio by issuing bullet and callable consolidated obligation bonds, by calling and reissuing consolidated obligation bonds to take advantage of lower interest rates, where possible, and by using a combination of callable consolidated obligation bonds and interest-rate swaps. In 2005, we implemented a strategy to hedge MPP loans, investments, and advances primarily with callable consolidated obligations in order to decrease our reliance on stand-alone interest-rate exchange agreements. This strategy is designed to reduce our hedge expense going forward, but the reduction in hedge expense will be partially offset by increased interest expense. During 2005, we also extinguished $335.4 million of high-cost, fixed-rate consolidated obligations that had a weighted-average interest rate of 6.10%. We realized a loss of $9.4 million on that extinguishment.

The 11.6% increase in interest expense for 2004 was primarily due to the $3.8 billion increase in the average balance of our consolidated obligations outstanding and an eight basis point increase in the average cost on consolidated obligations. The average balance grew primarily because we borrowed to fund the growth of both our mortgage loans held for portfolio and our investment portfolio, including investments in the consolidated obligations of other FHLBanks.

Deposits. Interest expense on deposits increased by 88.7% in 2005, driven primarily by a 191 basis point increase in the yield paid to members which was partially offset by a $278 million decrease in the average balance of deposits. Interest expense on deposits decreased in 2004 due to a $666.3 million decline in the average balance of deposits, partially offset by a 23 basis point increase in the yield paid to members.

Effect of Derivatives and Hedging on Net Interest Income

The following table presents the effect of derivatives and hedging on the components of our interest income and interest expense for the years ended December 31, 2005, 2004, and 2003.

	For the Years Ended December 31,
	2005	2004	2003
	(in thousands)
Increase (Decrease) in Interest Income
Advances	$(41,430)	$(113,844)	$(127,019)

Decrease (Increase) in Interest Expense
Consolidated obligations	(15,181)	135,864	183,253

Increase (decrease) in net interest income	$(56,611)	$22,020	$56,234

We use derivative instruments to manage our exposure to changes in interest rates and to adjust the effective maturity, repricing frequency, or option characteristics of our assets and liabilities in response to changing market conditions. We often use interest-rate exchange agreements to hedge fixed-rate advances and consolidated obligations by effectively converting their fixed rates to short-term floating rates. See “—Summary of Critical Accounting Estimates—Derivatives and Hedging” for more information. Our use of interest-rate exchange agreements had a net unfavorable impact to net interest income for 2005, and a net favorable impact to net interest income for 2004 and 2003.

We experienced a net unfavorable impact to net interest income in 2005 primarily because we held higher notional balances in interest-rate exchange agreements hedging consolidated obligations than hedging advances. The effective conversion of our consolidated obligations to short-term floating rates, combined with increases in short-term interest rates, contributed to the decline in net interest income for 2005. Although our use of derivatives in 2004 had a net favorable impact on net interest income, the impact decreased in 2004 because of increases in short-term interest rates in the second half of 2004.

Other Income (Loss)

Other income (loss) includes member service fees, gain and loss on trading securities, gain and loss on derivatives and hedging activities, and other miscellaneous income or loss not included in net interest income.

Because of the type of financial activity reported in this category, other income (loss) can be volatile from one period to another. For instance, gain and loss on derivatives and hedging activities is highly dependent on changes in interest rates and spreads between various interest-rate yield curves.

The following table presents the components of our other income (loss) for the years ended December 31, 2005, 2004, and 2003.

	For the Years Ended December 31,
	2005	2004	2005 vs. 2004 % Increase (Decrease)	2003	2004 vs. 2003 % Increase (Decrease)
	(dollars in thousands)
Service fees	$2,183	$2,266	(3.7)	$2,433	(6.9)
Net realized (loss) gain on sale of held-to-maturity securities	(1,234)	5,586	(122.1)	22,291	(74.9)
Net gain (loss) on trading securities	1,979	11,493	(82.8)	(7,906)	245.4
Net loss on derivatives and hedging activities	(26,475)	(15,583)	(69.9)	(6,179)	(152.2)
Loss on early extinguishment of consolidated obligation bonds	(9,449)		NA
Net gain on sale of government-insured mortgage loans	5,940		NA
Other, net	(728)	(252)	(188.9)	479	(152.6)

Total	$(27,784)	$3,510	(891.6)	$11,118	(68.4)

Total other income (loss) decreased by $31.3 million in 2005, primarily due to a $10.9 million increase in net loss on derivatives and hedging activities, a $9.5 million reduction in net gain (loss) on trading securities, a $9.4 million loss from extinguishment of consolidated obligation bonds, and a $6.8 million decrease in net realized (loss) gain on sale of held-to-maturity securities, partially offset a $5.9 million net gain on the sale of government-insured mortgage loans. During 2004, total other income (loss) decreased by $7.6 million for 2004, due primarily to a $9.4 million increase in net loss on derivatives and hedging activities and a $16.7 million decrease in net realized gains on the sale of held-to-maturity securities, partially offset by a $19.4 million increase in net gain (loss) on our trading securities. These changes are discussed in more detail below.

Net Realized (Loss) Gain on Sale of Held-to-Maturity Securities. In December, we sold $250 million of low-yield, held-to-maturity FHLBank consolidated obligations that were within three months of maturity and realized a $1.2 million loss on that sale. Under U.S. GAAP, securities that are within three-months of maturity or have substantially equal installment payments and that have been paid down to less than 15% of their original balances may be sold without calling into question our classification of other securities as “held-to-maturity.”

The sales of qualifying held-to-maturity securities that generated gains during 2004 and 2003 were the result of our ongoing review of our investment portfolios to identify and sell securities for which the cost of maintenance exceeds their value to the Seattle Bank. The volume of the sales of such securities in 2004 and 2003 was a direct result of the high rate of prepayment activity seen across all of our mortgage-based asset portfolios, which caused a large number of investments to be paid down to less than 15% of their original balance. Proceeds from the sale of held-to maturity-securities totaled $112.0 million and $730.3 million for 2004 and 2003. In 2004, the number of held-to-maturity securities we sold decreased because prepayment activity slowed and fewer investments in the portfolio met the accounting criteria for sale.

Net Gain (Loss) on Trading Securities. The following table presents the components of net gain (loss) on trading securities, compared to the net (loss) gain on the interest-rate exchange agreements that economically hedged the investment held as a trading security, net of the interest expense component, for the years ended December 31, 2005, 2004, and 2003.

	For the Years Ended December 31,
	2005	2004	2003
	(in thousands)
Net gain (loss) on interest-rate exchange agreements hedging trading securities	$4,053	$(15,266)	$(2,651)
Net interest expense on interest-rate exchange agreements hedging trading securities	(6,940)	(11,074)	(11,481)

Net (loss) gain	(2,887)	(4,192)	8,830

Net gain (loss) from trading securities	1,979	11,493	(7,906)

Net difference between net gain (loss) on trading securities and net (loss) gain on interest-rate exchange agreements hedging trading securities, net of the interest expense on interest-rate exchange agreements hedging trading securities	$(908)	$7,301	$924

We sold our trading security in December 2005. We recognized a net gain of $2.0 million on the asset during 2005. The trading security consisted of one GSE debt obligation, which was economically hedged by an interest-rate exchange agreement that was terminated when we sold the trading security. We recorded the changes in fair value of the trading security and the associated interest-rate exchange agreements as “net gain (loss) on trading securities” and “net loss on derivatives and hedging activities” on our Statements of Income. We reported interest income earned on the trading security in “interest income” and the interest expense on the interest-rate exchange agreements in “net loss on derivatives and hedging activities” on our Statements of Income.

We determined the change in fair value on the GSE debt obligation classified as a trading security using quoted market prices from securities brokers. We calculated the change in fair value on the interest-rate exchange agreement based on estimated fair values of interest-rate exchange agreements with similar terms or available market prices. Because of the volatility of the GSE debt obligation and related agency yield curve spreads relative to the LIBOR curve, the changes in the fair value of our trading security were not completely offset by changes in the fair value of the related interest-rate exchange agreements. Although we expected the majority of the changes in fair value of the trading security to be offset by opposite changes in fair value of the corresponding interest-rate exchange agreements, we knew that there would be differences due to these changes in relative spread that would be reported in total other income (loss) in the Statements of Income.

Net Loss on Derivatives and Hedging Activities. For 2005, most of the change in our total net loss on derivatives and hedging activities was due to changes in the fair value of mortgage delivery commitments, interest-rate futures and forwards, consolidated obligation bonds and the corresponding interest-rate exchange agreements, and swaptions. During the first half of 2005, we purchased swaptions at an approximate cost of $80 million, as economic hedges to protect against the potential of additional large, unrealized losses in market value of equity. We intended to use swaptions to hedge our interest-rate risk until we were able to significantly reduce this risk by restructuring our assets and liabilities. The $15.8 million of expenses associated with holding these swaptions contributed to our lower earnings for 2005. For 2004, most of the change in our total net loss on derivatives and hedging activities was due to changes in the fair value of interest-rate exchange agreements that economically hedged our trading security, and accounting adjustments related to the change in the manner of accounting we used to value and measure ineffectiveness for certain highly effective hedging relationship transactions.

Mortgage Loans/Commitments. Commitments to purchase mortgage loans are classified as derivatives, and the changes in the fair value of the commitments are included in other income (loss). As part of the business plan, we are exiting the MPP and we have ceased entering into new master commitment contracts. The fair value on our mortgage commitments was a loss in 2005 of $3.6 million, compared to a gain of $664,000 in 2004 and a loss of $3.9 million for 2003.

As of December 31, 2005, we had no outstanding notional amount of swaptions allocated to our MPP portfolio to economically hedge its interest-rate risk. As of December 31, 2004, we held $1.5 billion outstanding notional amount of swaptions allocated to our mortgage loan portfolio, to economically hedge its interest-rate risk compared to $0 as of December 31, 2003.

During June 2005, we restructured our hedges and balance sheet positions to realign our hedge position. We reduced our reliance on swaptions for hedging against long-term decreases in interest rates, and sold mortgage-backed securities to-be-announced, or TBAs, for forward settlement to economically hedge the interest-rate risk allocated to our mortgage loan portfolio. The realized loss on the TBAs was $3.6 million for 2005.

Consolidated Obligations. During the second quarter of 2004, we changed the manner in which we assess effectiveness for certain highly effective consolidated obligation hedging relationships since our adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133, on January 1, 2001. Under our prior approach, we inappropriately assumed no ineffectiveness for these hedging transactions, since each consolidated obligation and its designated interest-rate exchange agreement had identical terms, with the exception that the interest-rate exchange agreement used in these relationships was structured with one settlement amount under the receive side of the interest-rate exchange agreement that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the consolidated obligation. During 2004, we changed our method of accounting for these relationships to begin measuring effectiveness for such transactions during each reporting period. We assessed the impact of this change on all prior annual periods since the adoption of SFAS 133 on January 1, 2001, and all prior quarterly periods for 2004 and 2003. We determined that had we applied this approach since January 1, 2001, it would not have had a material impact on the results of our operations or financial condition for any of these prior-reporting periods. Changes in the value of the hedged consolidated obligations are recorded as an offset to the changes in fair value to the derivatives that hedge them.

For 2004, we recorded an increase of $2.9 million to net income before assessments, reflecting the accounting as if we had employed the new approach since the date of adoption of SFAS 133 through March 31, 2004. Of this amount, $1.7 million related to 2003, 2002, and 2001. In addition, as part of the accounting adjustment, we reclassified $3.0 million of deferred interest-rate swap agreement fees from interest expense to “net loss on derivatives and hedging activities” in the Statements of Income. The reclassification relates to fees recognized on terminated interest-rate exchange agreements hedging consolidated obligations that had been repaid. In June 2005, we determined that the method we had used since 2004 for valuing the hedged consolidated obligations was in error. Accordingly, we reassessed the bond valuation using an appropriate method. As a result, in the second quarter of 2005, we recorded an additional loss of $1.7 million relating to the second quarter and prior periods.

Economic Hedges. As of December 31, 2005 and 2004, we held $300 million and $700 million notional amount of interest-rate caps that are used to economically hedge changes in the fair value of our assets and liabilities caused by changes in the interest rates. Because the interest-rate caps do not qualify for hedge accounting treatment, the changes in the fair value of the interest-rate caps are recorded as net loss on derivatives and hedging activities in the Statement of Income.

Net Gain (Loss) on Trading Securities and Net Loss on Derivatives and Hedging Activities. Our net gain (loss) on trading securities and net loss on derivatives and hedging activities as described above generally comprise the majority of our other income (loss).

The following tables summarize the components of net gain (loss) on trading securities as well as net loss on derivatives and hedging activities, for the years ended December 31, 2005, 2004, and 2003.

	Advances		Trading Securities	Mortgage Loans/ Commitments		Consolidated Obligations		Statement of Condition		Intermediary Positions		Total
	(in thousands)
2005 Earnings Impact
Net gain on trading securities			$1,979									$1,979
Net gain (loss) on derivatives and hedging activities	$		4,053		$(3,569)		$(4,974)		$(22,379)		$394	(26,475)

Total	$		$6,032		$(3,569)		$(4,974)		$(22,379)		$394	$(24,496)

2004 Earnings Impact
Net gain on trading securities	$		$11,493	$		$		$		$		$11,493
Net gain (loss) on derivatives and hedging activities			(15,266)		664		5,103		(6,010)		(74)	(15,583)

Total	$		$(3,773)		$664		$5,103		$(6,010)		$(74)	$(4,090)

2003 Earnings Impact
Net loss on trading securities	$		$(7,906)	$		$		$		$		$(7,906)
Net gain (loss) on derivatives and hedging activities		1	(2,651)		(3,850)		200		487		(366)	(6,179)

Total		$1	$(10,557)		$(3,850)		$200		$487		$(366)	$(14,085)

Loss from Extinguishment of Consolidated Obligation Bonds. During 2005, we extinguished $335.4 million of our consolidated obligation bonds in the form of long-term, unswapped bullet debt with a weighted-average interest rate of 6.10%. This extinguishment resulted in a loss of $9.4 million on the consolidated obligation bonds. We continue to review our consolidated obligations portfolio for opportunities to lower our interest expense and better match the duration of our liabilities to that of our assets.

Net Gain on Sale of Government-Insured Mortgage Loans. In August 2005, we sold $1.4 billion of our $1.9 billion government-insured mortgage loan portfolio to an affiliate of one of our members. We realized a gain of $7.1 million on the sale of these mortgage loans. We also incurred an unrealized loss of $1.1 million on that sale, which was reported in other income (loss), when we reclassified the remaining $400 million in unsold mortgage loans as held for portfolio due to our decision in September 2005 not to continue actively marketing the remaining loans. The unrealized loss reduced the net premium associated with the government-insured mortgage loans held for portfolio. The net gain on the August 2005 sale net of the $1.1 million unrealized loss was $5.9 million.

Other Expense

Other expense includes operating expenses, Finance Board and Office of Finance assessments, and other items, which consist primarily of mortgage-loan administrative fees paid to vendors related to our mortgage loans held for portfolio.

The following table presents the components of our other expense for the years ended December 31, 2005, 2004, and 2003.

	For the Years Ended December 31,
	2005	2004	2005 vs. 2004 % Increase (Decrease)	2003	2004 vs. 2003 % Increase (Decrease)
	(dollars in thousands)
Operating expenses:
Salaries and benefits	$26,159	$24,088	8.6	$17,075	41.1
Occupancy cost	11,566	4,172	177.2	2,512	66.1
Other operating	23,776	13,177	80.4	8,659	52.2
Finance Board	1,832	1,521	20.4	1,804	(15.7)
Office of Finance	1,269	1,124	12.9	1,180	(4.7)
Other	1,892	2,473	(23.5)	2,143	15.4

Total other expense	$66,494	$46,555	42.8	$33,373	39.5

Operating Expenses. Operating expenses increased in 2005, primarily reflecting termination-related expenses, increased occupancy and lease impairment costs, and an increase in professional and other contractual services costs related to implementation of the Finance Board agreement, development of the business plan, the requirement to register a class of our equity securities with the SEC and to comply with the Sarbanes-Oxley Act and Finance Board requirements. Other operating expenses included professional services to strengthen the financial and operational systems that support our business.

Operating expenses increased in 2004, primarily reflecting additions to staff to support the MPP and two operating segments and our compliance with increased regulatory requirements as described above.

As of December 31, 2005, we had 126 employees, compared to 192 and 150 as of December 31, 2004 and 2003. Salaries and benefits expense increased by 8.6% for 2005, primarily because of $3.4 million in termination-related expenses and increased salaries and benefits for existing employees. Salaries and benefits expense increased 41.1% in 2004, primarily as a result of 42 staff additions and increased salaries and benefits expenses for existing employees.

Occupancy cost primarily includes the expenses related to our leases on two offices in downtown Seattle and an emergency back-up facility outside of downtown Seattle. Occupancy cost increased by 177.2% in 2005, primarily due to realizing $5.4 million of abandonment cost, which reflected our vacating leased office space to align with the reduction in staff, primarily due to our exiting the MPP. Occupancy cost increased by 66.1% in 2004, reflecting new office space leased to accommodate increases in staff and an increase in existing lease expense in accordance with our lease obligations. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 1 of the Financial Statements for the Years Ended December 31, 2005, 2004, and 2003.”

Other operating expenses increased by 80.4% in 2005, primarily due to increases in professional and other contractual services, as well as $1.6 million of expenses related to replenishing the AHP fund as discussed under “—Assessments.” During 2005, we paid consulting fees of $4.0 million incurred in connection with the implementation of the Finance Board agreement and the business plan. We do not expect to incur significant additional consulting fees related to the implementation of the Finance Board agreement and the business plan.

Other operating expenses increased by 52.2% in 2004. This increase was primarily due to increases in our professional and other contractual services. Professional and other contractual services have included services to support the more complex risks associated with the MPP mortgage loans, employee search fees, consulting work in connection with preparation for SEC registration and compliance with the Sarbanes-Oxley Act, Finance Board requirements, and other regulatory compliance.

Finance Board and Office of Finance expenses represent costs allocated to us by the Finance Board and the Office of Finance, calculated through a formula based on our percentage of capital stock, consolidated obligations issued and consolidated obligations outstanding for the previous month for the FHLBank System as a whole.

Assessments

Although we are exempt from all federal, state, and local taxation other than real property tax, the Financial Institutions Reform, Recovery and Enforcement Act and the GLB Act require that we, along with the other 11 FHLBanks, support the payment of part of the interest on bonds previously issued by REFCORP. The REFCORP assessment amount is determined by calculating U.S. GAAP net income before the AHP and REFCORP assessments minus the AHP assessment, then multiplying that amount by 20%. REFCORP has been designated as the calculation agent for AHP and REFCORP assessments. Each FHLBank provides a statement of its net income before AHP and REFCORP assessments to the Resolution Funding Corporation, which then performs the calculations at each quarter end. The FHLBanks must make REFCORP payments until the total amount of REFCORP assessment payments made is equivalent to a $300 million annual (or $75 million per quarter) annuity that has a final maturity date of April 15, 2030. The Finance Board will shorten or lengthen the period during which the FHLBanks must make these payments to REFCORP, depending on actual payments made relative to the referenced annuity. In addition, the Finance Board, with the Secretary of the Treasury, selects the appropriate discounting factors used in the payment calculations relating to the REFCORP assessments.

Annually, the FHLBanks must also set aside for the AHP the greater of $100 million or 10% of their current year’s aggregate regulatory net income. Regulatory net income for AHP assessment purposes is determined by the Finance Board, and is equal to net income reported in accordance with U.S. GAAP before mandatorily redeemable capital stock-related interest expense and AHP assessment, but after REFCORP assessment. The exclusion of mandatorily redeemable capital stock-related interest expense from our regulatory calculation is a determination of the Finance Board.

Our assessments for AHP and REFCORP declined for each of 2005, 2004, and 2003, reflecting declines in our income before assessments. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Notes 9 and 10 of the Financial Statements for the Years Ended December 31, 2005, 2004, and 2003” for additional information about AHP and REFCORP.

The table below presents our AHP and REFCORP assessments for the years ended December 31, 2005, 2004, and 2003.

	For the Years Ended December 31,
	2005	2004	2005 vs. 2004 % Increase (Decrease)	2003	2004 vs. 2003 % Increase (Decrease)
	(dollars in thousands)
Assessments
AHP	$370	$9,191	(96.0)	$15,974	(42.5)
REFCORP	428	20,680	(97.9)	35,942	(42.5)

Total	$798	$29,871	(97.3)	$51,916	(42.5)

During 2005, we identified nine AHP projects with grant amounts totaling $1.6 million that do not comply with AHP grant requirements. We determined that we bore some responsibility for the noncompliance and therefore incurred a loss of $1.6 million to replenish the AHP fund. We continue to evaluate our exposure to losses on outstanding AHP projects.

Segment Results

We have historically offered products and services through two operating segments: traditional member finance and the MPP. Our exit from the MPP is part of the business plan and the size and significance of this segment will diminish over time. Accordingly, we expect at some point to discontinue reporting the MPP as a segment.

Our traditional member finance activities include making advances, providing letters of credit, accepting deposits, and providing securities safekeeping and other services. We include in this segment short-term investments and long-term investments in financial instruments to manage liquidity and generate income on member capital. Our second segment, the MPP, consists of mortgage loans we hold as a result of purchases from participating members. Each segment includes the debt funding and derivative instruments specifically associated with the segment’s assets, as well as other income such as service or pair off fees. Operating expenses identified to a specific segment, such as salaries and benefits, hardware and software licensing and service fees, and other contractual services, are included in each segment. Operating expenses that are not directly associated with each segment are allocated based on that segment’s relative percentage of specifically identified operating expenses to total specifically identified operating expenses. Finally, each operating segment shares in our AHP and REFCORP assessments based on its relative percentage of income before assessments.

During the third quarter of 2004, we refined our method of allocating net interest income and other expenses between the traditional member finance and MPP segments to more accurately reflect the results associated with each operating segment. This refinement included a reallocation of short-term investments and debt to reflect the impact of mortgage-loan paydowns to the MPP segment and an allocation of operating expenses not specifically identified to each segment. The applicable amounts relating to 2004 periods have been reclassified to conform to this new method of allocation. During the third quarter of 2005, we implemented a strategy of managing our business to a capital to assets ratio of 4.30% in order to more fully use our capital, while staying within our minimum capital-to-assets ratio of 4.25%. This strategy resulted in an increase in short-term investments, which we allocate primarily to the traditional member finance segment. In the fourth quarter of 2005, we also allocated some nonrecurring expenses, such as debt extinguishment and lease impairment, to the MPP to reflect our return to an advances-focused business.

Traditional Member Finance

The following table presents the operating results of our traditional member finance segment for three months ended March 31, 2006 and 2005, and each of the years ended December 31, 2005, 2004, and 2003 and total assets as of March 31, 2006, and December 31, 2005, 2004, and 2003.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(in thousands)
Interest income	$469,139	$310,685	$1,455,502	$1,119,028	$1,112,709
Interest expense	457,386	289,694	1,407,243	1,010,203	962,096

Net interest income	11,753	20,991	48,259	108,825	150,613
Other income (loss)	2,318	(318)	(4,969)	2,723	14,882
Other expense	(8,434)	(10,942)	(37,457)	(28,648)	(24,101)

Income (loss) before assessments	5,637	9,731	5,833	82,900	141,394
AHP	(457)	(798)	(641)	(6,767)	(11,542)
REFCORP	(1,036)	(1,763)	(1,038)	(15,227)	(25,970)

Total assessments	(1,493)	(2,561)	(1,679)	(21,994)	(37,512)

Net income (loss)	$4,144	$7,170	$4,154	$60,906	$103,882

Total assets (as of period end)	$44,049,384	$42,909,963	$42,909,963	$36,151,479	$39,064,788

Net Interest Income. Net interest income for the traditional member finance segment decreased by 44.0% for the three months ended March 31, 2006 and 55.7% for 2005, compared to the applicable prior period, primarily because the short-term debt that largely funds this segment repriced faster than our advances and investments and short-term interest rates increased during the period. The investments allocated to this segment include fixed-rate consolidated obligations of other FHLBanks that are mostly funded with short-term debt, which continued to reprice during the first three months of 2006 and 2005 at higher rates, generating negative interest-rate spread. In addition, certain high-cost, long-term borrowings are allocated to this segment, which further compressed our interest-rate spread. We expect that these high-cost, long-term borrowings and our low-yield investments in consolidated obligations of other FHLBanks allocated to this segment will continue to depress our net interest income for the remainder of 2006.

During 2004, net interest income for this segment declined by 27.7%, primarily due to a larger increase in the average cost on our interest-bearing liabilities compared to the increase in our average yield on interest-earning assets, which compressed our interest-rate spread. This spread compression reflected differences in the length of the repricing periods between interest-bearing liabilities and interest-earning assets, primarily due to lock-out periods on retirement of our consolidated obligations that are not present in our interest-earning assets. As a result, in 2004, as some of our investments were repaid and we reinvested proceeds at lower yields, we could not reduce the cost of our outstanding consolidated obligations commensurately.

See “—Results of Operations for the Three Months Ended March 31, 2006 and 2005—Net Interest Income” and “—Results of Operations for the Years Ended December 31, 2005, 2004 and 2003—Net Interest Income,” for additional discussion about interest income on advances and investments.

Interest Income. Interest income for this segment increased by 51.0% for the three months ended March 31, 2006, compared to the same period in 2005. This increase was primarily due to higher average yields on our advances and investments as well as an increase in the average balances of advances and investments. Interest income from advances increased 94.8% for the three months ended March 31, 2006, compared to the same period in 2005, primarily due to significant increases in the average yield on advances and increases in average advance volumes. The average yield on advances increased by 132 basis points, to 4.56%, primarily due to significantly higher short-term interest rates during the three months ended March 31, 2006, compared to the same period in 2005. A $6.0 billion increase in the average advance volume primarily resulted from our increased use of differential pricing. Interest income also included a $1.3 million reduction in prepayment fee income for the three months ended March 31, 2006, compared to the same period in 2005 due to a lower amount of advance prepayments.

Interest income increased by 30.0% in 2005, primarily due to higher average yields on our advances and investments, as well as an increase in the average balances of advances and investments. Interest income also included prepayment fee income of $4.6 million related to prepayment of advances by one member in 2005. Interest income from advances increased by $270.6 million, or 63.0%, for 2005, due to higher advance yields and to a lesser extent, a higher average outstanding advance balance. The average yield on advances increased by 123 basis points, to 3.71%, while the average balance on advances increased by $1.6 billion, to $18.7 billion.

Interest income from investments increased by 25.3% for the three months ended March 31, 2006, compared to the same period in 2005, primarily resulting from a higher average investment yield and from a significant increase in the average balance of our investment portfolio. For the three months ended March 31, 2006, the average yield on the investment portfolio increased by 57 basis points, due to the addition of new investments at generally higher yields than the existing investments we held or replaced. A $1.8 billion increase, representing 8.3% growth, in the average balance of our investment portfolio primarily resulted from our strategy of managing our business to a capital-to assets ratio of 4.30% in order to more fully use our capital, while staying within our minimum capital-to-assets ratio of 4.25%.

Interest income on investments increased by $111.4 million in 2005, due to increases in both investment volumes and average yields. In 2005, the average balance of investments increased by $1.2 billion to

$22.6 billion, while average yield on investments increased by 32 basis points to 3.63%. The primary reason for the changes in yields in 2005 was the increase in short-term interest rates. Advances volume increased as a result of our decisions to refocus on our advances business and to begin using differential pricing again, while investment volume increased as a result of the implementation of our strategy during 2005 to more fully use our capital resources by investing in short-term investments.

Interest income for this segment increased by less than 1% in 2004. Although total interest income remained essentially unchanged in 2004, interest income from advances declined by $114.2 million, primarily due to a decrease of $4.4 billion to a total of $17.1 billion in average advances outstanding. This decrease in average advances outstanding was primarily caused by the maturity of advances of, and those advances’ nonrenewal, by two large members, and our decision to discontinue the use of differential pricing. The decline in interest income from advances, however, was more than offset by an increase in interest income of $128.0 million from investments allocated to this segment, primarily resulting from an increase of $5.6 billion in average investments outstanding. This increase was driven by our decision to increase net interest income from investments due to declines in advances volume and lower-than-expected MPP growth. In 2004, we used funds obtained from the issuance of consolidated obligations to purchase investments, primarily consolidated obligations on which other FHLBanks were the primary obligors.

Interest Expense. Interest expense for this segment increased by 57.9% for the three months ended March 31, 2006, compared to the same period in 2005 and 39.3% in 2005, primarily as the result of increases in the average balance and the interest costs of our consolidated obligation bonds related to the funding of advances and investments. This segment is allocated funding that is primarily short term, with the majority of this funding either maturing within one year or hedged with interest-rate exchange agreements that have been repriced to short-term floating rates. Interest expense for this segment is particularly sensitive to changes in short-term interest rates, such as the three-month LIBOR and the federal funds rate, which increased significantly in 2005. Interest expense for this segment increased by 5.0% in 2004, primarily due to a higher average balance of consolidated obligations related to the funding of advances and investments and higher costs for short-term consolidated obligations caused by rising short-term interest rates in the second half of 2004.

Other Income (Loss). Total other income (loss) allocated to this segment increased by $2.6 million for the three months ended March 31, 2006, compared to the same period in 2005, primarily as a result of an increase in net gain on derivatives and hedging activities. Total other income (loss) allocated to this segment was a loss of $5.0 million in 2005, compared to a gain of $2.7 million in 2004, and was primarily due to a combined loss of $6.9 million in net loss on derivatives and hedging activities and a $2.0 million net gain on trading securities. In 2004, total other income decreased by $12.2 million for 2004 as a result of decreases in our net loss on derivatives and hedging activities and an increase in net gain on trading securities that were more than offset by a $16.7 million decrease in net gain on the sales of qualifying held-to-maturity securities.

Other Expense. Other expense declined by 22.9% for the three months ended March 31, 2006, compared to the same period in 2005, primarily due to decreases in salaries and benefits expense and professional and consulting fees allocated to this segment. Other expense allocated to this segment increased by 30.7% in 2005 primarily due to increases in termination-related costs, occupancy costs, and professional and other contractual services expenses related to addressing the increasingly complex nature of our regulatory environment, including compliance with the Finance Board agreement, the business plan, Sarbanes-Oxley Act, and SEC registration. Other expense increased by 18.9% in 2004, primarily due to increases in personnel, occupancy, and professional and other contractual services expenses.

Total Assets. Total assets for the traditional finance segment increased $1.1 billion as of March 31, 2006, compared to December 31, 2005, and $6.8 billion as of December 31, 2005, compared to December 31, 2004, due to the increases in investments and advances discussed above. Total assets decreased by 7.5%, to $36.2 billion, as of December 31, 2004, compared to December 31, 2003, primarily due to declines in advances of $4.8 billion, partially offset by increases in short- and long-term investments of $2.4 billion.

Mortgage Purchase Program

As part our business plan, we are exiting the MPP. In August 2005, we sold $1.4 billion of government-insured mortgage loans to an affiliate of one of our members. The balance of our mortgage loans held for portfolio will continue to decrease as these loans are paid off.

The following table presents the operating results of our MPP segment for the three months ended March 31, 2006 and 2005, and each of the years ended December 31, 2005, 2004, and 2003 and total assets as of March 31, 2006 and 2005 and December 31, 2005, 2004, and 2003.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005 `	2004	2003
	(in thousands)
Interest income	$110,677	$139,222	$505,417	$553,931	$470,365
Interest expense	102,171	124,410	456,886	507,120	403,037

Net interest income	8,506	14,812	48,531	46,811	67,328
Other income (loss)	6	(2,544)	(22,815)	787	(3,764)
Other expense	(3,261)	(5,275)	(29,037)	(17,907)	(9,272)

Income (loss) before assessments	5,251	6,993	(3,321)	29,691	54,292
AHP	(425)	(509)	271	(2,424)	(4,432)
REFCORP	(965)	(1,304)	610	(5,453)	(9,972)

Total assessments	(1,390)	(1,894)	881	(7,877)	(14,404)

Net income (loss)	$3,861	$5,099	$(2,440)	$21,814	$39,888

Total assets (as of period end)	$9,326,543	$9,631,607	$9,631,607	$11,934,544	$12,099,027

Net Interest Income. Our net interest income for the MPP segment decreased by 42.6% for the three months ended March 31, 2006, compared to the same period in 2005, primarily due to a 30.7% reduction in the average balance of MPP assets. Our net interest income increased by 3.7% in 2005, primarily due to interest income earned on short-term investments allocated to this segment, partially offset by a decrease in the segment’s interest-earning assets. Short-term investments caused net interest income to increase because much of the long-term debt allocated to this segment is fixed-rate and the increases in short-term interest rates caused interest income on the short-term investments to increase without a corresponding increase in interest expense.

Net interest income decreased by 30.5% in 2004, to 4.87%, primarily due to a decrease in the average yield on MPP loans of 17 basis points, resulting from the turnover in mortgage loans from large prepayments during the first half of 2004 and 2003. As older mortgage loans were prepaid the associated loan premiums were written off and new loans were added with lower yields than the loans replaced.

See “—Results of Operations for the Three Months Ended March 31, 2006 and 2005—Net Interest Income” and “—Results of Operations for the Years Ended December 31, 2005, 2004 and 2003—Net Interest Income,” for additional discussion about interest income on mortgages held for portfolio.

Interest Income. Interest income for this segment decreased by 20.5% for the three months ended March 31, 2006, compared to the same period in 2005, and 8.8% in 2005, primarily due to a decrease in the volume of segment assets, partially offset by higher earnings on short-term investments allocated to this segment. In addition in 2005, the decrease was also offset by lower premium amortization on mortgages held for sale. Interest income increased on the short-term investments due to increasing short-term interest rates in the three months ended March 31, 2006 and 2005. In addition, we benefited from a decrease of $4.2 million and $19.1 million in premium amortization for the three months ended March 31, 2006 and 2005 compared to the applicable prior period, primarily as a result of favorable changes in expected prepayment speeds of our mortgages held for portfolio. The average balance of mortgage loans held for portfolio decreased to $7.1 billion for the three months ended March 31, 2006 and $9.0 billion in 2005, compared to $11.1 billion in 2004, primarily as a result of our sale of $1.4 billion of government-insured mortgage loans in August 2005 and the repayments of existing mortgage loans. The average yields on the mortgage loans held for portfolio increased by eight basis points, to 5.21%, for the three months ended March 31, 2006 and seven basis points, to 4.94%, in 2005, compared to the applicable prior period.

Interest income increased 17.8% in 2004, primarily due to a $2.8 billion increase in the average balance of mortgage loans held for portfolio. The increase due to volume was partially offset by significant amounts of premium amortization due to faster-than-expected prepayments and changes in prepayment speeds. The increase in interest income was also partially offset by declines in interest rates during 2004 that reduced the yields on mortgage loans purchased, compared to the existing mortgage loans. The average yields on mortgage loans held for portfolio declined 17 basis points, to 4.87%, in 2004.

See “—Results of Operations for the Three Months Ended March 31, 2006 and 2005—Interest Income” and “—Results of Operations for the Years Ended 2005, 2004 and 2003—Interest Income,” for additional discussion about interest income on MPP loans.

Interest Expense. Interest expense decreased by 17.9% for the three months ended March 31, 2006 and 9.9% in 2005, compared to the applicable prior period, primarily as the result of a reduction in the outstanding balance of mortgage loans held for portfolio due to our exit from the MPP and related decreases in the average balance of consolidated obligations allocated to this segment. Interest expense increased 25.8% in 2004, primarily as the result of an increase in the outstanding balance of mortgage loans held for portfolio and the related increase in the average balance of consolidated obligations allocated to this segment. This increase was also the result of our inability to decrease our consolidated obligations commensurately as our MPP mortgage loans were repaid, due to lock out periods on our callable debt.

Other Income (Loss). Other income increased by $2.6 million for the three months ended March 31, 2006, compared to the same period in 2005, primarily as a result of lower expenses related to swaptions and debt extinguishment. Other income was a loss of $22.8 million for 2005, compared to income of $787,000 in 2004. The loss in 2005 was primarily caused by a $16.0 million loss on swaptions and a $9.4 million loss on the extinguishment of long-term debt acquired to fund mortgage loans, partially offset by a net gain of $5.9 million on the sale of government-insured mortgage loans in August 2005. For 2004, other income primarily related to our adoption, effective July 1, 2003, of SFAS 149. Under SFAS 149, commitments to purchase mortgage loans were classified as derivatives, and the changes in the fair value of the commitments were included in other income (loss). The adoption of the new accounting standard resulted in $664,000 of the $787,000 of other income for 2004, compared to other loss of $3.8 million for 2003.

Other Expense. Other expense allocated in this segment decreased by 38.2% for the three months ended March 31, 2006, compared to the same period in 2005, primarily due to reductions in salaries and benefits expense and professional and consulting fees. Other expense increased by 62.2% in 2005, primarily due to certain nonrecurring costs, including $4.0 million in professional and other contractual services fees related to the implementation of the business plan and $5.4 million in lease abandonment costs. We also incurred $3.0 million in ongoing risk measurement expenses. Other expense increased 93.1% in 2004, primarily as a result of higher staffing, occupancy costs, professional fees, and other expenses as the MPP was expanded during 2004. We expect overall expenses for this segment to decrease as we exit the MPP.

Total Assets. Total assets for the MPP segment decreased by $305.1 million as of March 31, 2006, compared to March 31, 2005, and by $2.3 billion as of December 31, 2005, compared to December 31, 2004, primarily because of the sale of $1.4 billion of our government-insured mortgage loans and principal repayments on mortgage loans held for portfolio. These decreases in mortgage loans held for portfolio were substantially offset by increases in short-term investments allocated to the MPP segment. Total MPP assets decreased 1.4% as of December 31, 2004 compared to December 31, 2003. The decline in 2004 reflected the general slowdown in the overall U.S. mortgage market, the increased competition in the secondary mortgage market, and a decision on our part to limit our purchases from large participating members. The balance of our mortgage loans held for portfolio will continue to decline as mortgage loans are repaid and we exit the MPP.

Internal Control Considerations

Our management is responsible for establishing and maintaining adequate internal control over financial reporting at the Seattle Bank. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Seattle Bank’s financial statements for external reporting purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2005, our management concluded that we did not maintain effective control over the presentation and classification of certain cash flows in our Statement of Cash Flows. Specifically, in an initial draft of our Statement of Cash Flows for the year ended December 31, 2005, we did not properly classify (1) the net proceeds from the December 2005 sale of our trading security as an operating activity, (2) the unrealized market value loss related to our September 2005 reclassification of mortgage loans from loans held for sale to loans held for portfolio on the correct caption within operating activities, and (3) payments for concession fees relating to the issuance of consolidated obligations as a financing activity. This control deficiency could have allowed a material misstatement to occur among the cash flow activities that comprise the Statements of Cash Flows in our annual or interim financial statements. Accordingly, our management determined this control deficiency constitutes a material weakness.

Our management discussed with our audit committee the material weakness in our internal control over financial reporting as of December 31, 2005. We remediated the items relating to the 2005 sale of our trading security and the sale of the government-insured mortgage loans by appropriately classifying these items in our Statement of Cash Flows included in our audited financial statements for the year ended December 31, 2005. We are increasing our review of classification of cash flow activities prior to the issuance of annual or interim financial statements. With regard to the reclassification relating to the concession fees, the risk of error has been remediated by establishing a practice to appropriately classify such fees with the related financing activities in our Statement of Cash Flows. We corrected these errors prior to finalizing our Statement of Cash Flows for the year ended December 31, 2005, but did not adjust our Statements of Cash Flows for the years ended December 31, 2004 and 2003 because the errors were immaterial to those periods.

We maintain disclosure controls and procedures designed to enable us to collect, record, process, summarize, and report the information required to be disclosed in our annual and interim financial reports. As of the end of the second quarter of 2005, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures and concluded that our disclosure controls and procedures were not effective. We undertook corrective steps and we have concluded that the material weakness has been fully remediated. Actions undertaken to remediate the material weakness included:

•	Our disclosure practices committee amended and adopted a revised committee charter. All of our principal business areas are represented on the committee by key managers. The committee charter outlines the membership of the committee, the duties and authority of the committee, the reporting process, disclosure obligations, and the formation of a disclosure assessment team. The disclosure practices committee has met regularly to discharge its duties.

•	We created a disclosure assessment team, which reports to the disclosure practices committee and is primarily responsible for, among other things, coordinating and supervising our public reporting and disclosure controls and reviewing press releases related to our financial reporting.

•	We have evaluated and are documenting our disclosure controls and procedures and are developing a sub-certification process that will provide support to the disclosure practices committee, the Chief Executive Officer, and the Chief Financial Officer with respect to disclosure in our interim and annual financial reports.

Summary of Critical Accounting Estimates

Our financial statements and reported results are prepared in accordance with U.S. GAAP, which requires the use of estimates and assumptions that may affect our reported results and disclosures. Several of these accounting policies involve the use of accounting estimates that we consider to be critical as: (1) they are likely to change from period to period because they require significant management judgment and assumptions about highly complex and uncertain matters, and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition. We review our estimates and assumptions frequently. Estimates and assumptions that are significant to our results of operations and financial condition are called critical accounting estimates and are described below.

Assets and Liabilities Reported at Fair Value

We use a variety of means to estimate the fair value of the assets, liabilities, and commitments, including derivatives, reported at fair value on our financial statements, in footnotes to the financial statements and in this management’s discussion and analysis and for purposes of measuring hedge effectiveness. Where available, external pricing sources, including FT Interactive Data, a subsidiary of Interactive Data Corporation, Bloomberg L.P., and investment broker-dealers, are used to estimate the fair value of certain financial instruments. These pricing sources may provide price quotes for the financial instrument itself or for a financial instrument with similar terms or structures. The fair values of certain other instruments are based on pricing models that require the use of assumptions regarding interest rates, prepayment behavior, market volatility, and other factors. Our estimates of interest rates are based on observed LIBOR rates and interest rates on interest-rate exchange agreements. We also use an externally sourced prepayment model that incorporates a number of market factors that is updated as these factors change. In addition, volatility estimates are provided by the Office of Finance and Bloomberg L.P. Changes in the assumptions we use can have a significant effect on the modeled valuation of these financial assets, liabilities, and commitments, thereby affecting income because these fair value changes are recorded as income or expense.

Derivatives and Hedging

We report all derivative financial instruments in the Statements of Condition at their fair value. We classify derivative assets and derivative liabilities according to the net fair value of derivatives with each counterparty. Subject to a master netting agreement, if the net fair value of derivatives with a counterparty is positive, the net amount is classified as an asset; if the net fair value of derivatives with a counterparty is negative, it is classified as a liability. As of March 31, 2006, and December 31, 2005, 2004, and 2003, we held derivative assets of $23.9 million, $13.2 million, $24.5 million, and $45.8 million, as well as derivative liabilities of $133.5 million, $133.8 million, $274.8 million, and $306.5 million.

The following tables categorize the estimated fair value of derivative financial instruments, excluding accrued interest, by product and type of accounting treatment as of March 31, 2006 and as of December 31, 2005 and 2004. Under “Fair Value,” we include derivative instruments where hedge accounting is achieved. In a fair value hedge, the changes in fair value of the hedged item and the derivative offset each other, resulting in little or no impact to earnings. Under “Economic,” we include hedge strategies where derivative hedge accounting is not applied and, therefore, changes in the fair value of the derivatives are recorded in current period earnings with no adjustments made to the economically hedged asset or liability. Under “Intermediary Positions,” we include transactions where we act as an intermediary between our member and nonmember counterparties in order to enable our members to access the interest-rate swap market. We discontinued offering member swaps as a standard product in mid-2004, but will continue to maintain the existing products through their maturity.

	As of March 31, 2006
	Notional	Estimated Fair Value (excludes accrued interest)	Hedged Item— Cumulative Basis Adjustment
	(in thousands)
Advances
Fair value—short-cut	$4,660,801	$55,492	$(55,492)
Fair value—long haul	30,000	1,254	(1,254)
Consolidated Obligations
Fair value—short-cut	7,967,430	(139,906)	139,906
Fair value—benchmark	6,150,000	(127,057)	122,651
Balance Sheet
Economic	300,000	710
Intermediary Positions
Member swaps	121,000	31
Other	748,800	19

Total Notional and Fair Value	$19,978,031	$(209,457)	$205,811

Accrued interest receivable		99,867

Net derivative balance		$(109,590)

Net derivative assets balance		$23,872
Net derivative liabilities balance		(133,462)

Net derivative balance		$(109,590)

	As of December 31,
	2005			2004
	Notional	Estimated Fair Value (excludes accrued interest)	Hedged Item— Cumulative Basis Adjustment	Notional	Estimated Fair Value (excludes accrued interest)	Hedged Item— Cumulative Basis Adjustment
	(in thousands)
Advances
Fair value—short-cut	$4,387,229	$8,816	$(8,816)	$3,686,657	$(141,813)	$141,813
Fair value—long haul	30,000	859	(859)	30,000	496	(496)
Investments
Economic				200,000	(52,713)	55,680	*
Mortgage Loans Held for Portfolio
Economic				112,000	(162)
Consolidated Obligations
Fair value—short-cut	7,312,430	(69,007)	69,007	2,104,195	(16,234)	16,234
Fair value—benchmark	5,660,000	(115,693)	109,454	6,660,000	(69,015)	64,286
Balance Sheet
Economic	300,500	797		2,150,000	1,603
Intermediary Positions
Member swaps	121,000	38		621,000	85
Other	651,800	(1)		235,800	(8)
Other
Standalone delivery commitments				39,609	67

Total Notional and Fair Value	$18,462,959	$(174,191)	$168,786	$15,839,261	$(277,694)	$277,517

Accrued interest receivable		53,631			27,373

Net derivative balance		$(120,560)			$(250,321)

Net derivative assets balance		$13,205			$24,477
Net derivative liabilities balance		(133,765)			(274,798)

Net derivative balance		$(120,560)			$(250,321)

*	Fair value adjustment on securities held at fair value.

Notional amounts are used to calculate the periodic amounts to be received and paid under interest-rate exchange agreements and generally do not represent actual amounts to be exchanged or directly reflect our exposure to credit risk. Notional amounts are not recorded as assets or liabilities in our Statements of Condition.

Accounting Treatment for Hedging Relationships

As part of our risk management strategies, we enter into interest-rate exchange agreements that hedge our exposure to changes in interest rates. Through the use of these instruments, we may adjust the effective maturity, repricing frequency, or option characteristics to achieve our risk management objectives. We have processes in place to ensure that new hedging strategies are fully researched and analyzed prior to implementation. These activities include validation of expected accounting treatment under SFAS 133, determination of the effectiveness testing method to be used and preliminary expectations regarding effectiveness, financial instrument valuation sources, and operational procedures and controls, such that, once the hedging strategy is approved, transactions may proceed and be accurately recorded and reported in the financial statements. Once a strategy is approved, but prior to each transaction’s execution:

•	We formally document the hedging relationship, the strategy undertaken, and the risk management objective achieved. Documentation includes identification of the hedged item and hedging derivative instrument, the nature of the risk being hedged and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed.

•	We perform an assessment to confirm our expectation that the hedging relationship will be highly effective in achieving offsetting changes in the fair value attributable to the hedged risk during the hedge period.

•	For written options designated as hedging recognized assets or liabilities, we ensure that the combination of the hedged item and the written option provides at least as much potential for gains as a result of a favorable change in the fair value of the combined instruments as exposure to losses from an unfavorable change in their combined fair value.

During the second quarter of 2005, we began recording the changes in fair value of both derivatives and the related hedged items on their trade dates. Pursuant to this change, hedge accounting commences on the trade date, and subsequent changes in the derivative’s fair value are recorded along with the offsetting changes in fair value of the hedged item even though the hedged item has not yet settled and has not yet been recognized. On the settlement date, the adjustments attributed to the hedged item become part of its total carrying amount. Previously, we recorded the initial changes in fair value of both derivatives and the hedged items on their settlement dates. We have evaluated the effect of the differences between the two methods on prior periods and have determined that the effect of the differences is immaterial.

The following summarizes our accounting for our principal types of hedging relationships.

Fair Value Hedges. In a fair value hedge, the derivative hedges the exposure to changes in the fair value of an asset or liability that is attributable to a particular risk. We use fair value hedges to mitigate the risk of either changes in the overall fair value of hedged items (full fair value hedges) or changes in the fair value of the hedged items attributable only to changes in the benchmark interest rate (benchmark hedges). Changes in the fair value of a derivative that is effective as, and that is designated and qualifies as, a fair value hedge, along with changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk, are recorded in current period earnings. The following table details our fair value hedges by accounting designation and type of risk being hedged as of March 31, 2006.

Hedging Derivative	Hedged Item	Accounting Designation	Type of Risk Being Hedged	Method of Assessing Hedge Effectiveness	Notional Amount (as of March 31, 2006)
					(in thousands)
Interest-rate swap	Advances	Short-cut	Benchmark	Assumption of no ineffectiveness	$4,660,801

Interest-rate swap	Consolidated obligation bonds	Short-cut	Benchmark	Assumption of no ineffectiveness	$7,967,430

Interest-rate swap	Consolidated obligation bonds	Long haul	Benchmark	Rolling regression	$6,150,000

Interest-rate cap	Capped advance	Long haul	Full fair value	Rolling regression	$30,000

The following discussion describes the applicable accounting treatments for fair value hedging relationships under SFAS 133.

Short-Cut Hedge Relationships. A short-cut relationship implies that the hedge between the derivative and hedged item is considered to be perfectly correlated. Therefore, the changes in the fair value of the derivative and hedged item will perfectly offset, as a short-cut relationship assumes no ineffectiveness. To qualify for short-cut accounting treatment, a number of specific conditions must be met, as illustrated in the following example.

In a typical short-cut hedge, we use interest-rate swaps to hedge the changes in fair value of one or more advances or one or more consolidated obligations attributable to changes in the designated benchmark interest rate where: (1) the notional amount of the swap matches the principal amount of the asset or liability, (2) the fair value of the swap at its inception is zero, (3) the formula for computing net settlements under the interest-rate swap is the same for each net settlement, (4) the interest-bearing asset or liability is not prepayable or the interest-rate swap contains the same prepayment criteria, (5) the expiration date of the interest-rate swap matches the maturity date of the asset or liability, (6) there is no ceiling or floor on the variable interest rate of the swap, and (7) the interval between repricing periods of the variable interest rate in the swap is no more than six months.

Highly Effective Hedge Relationships. A highly effective hedge relationship indicates that, at hedge inception and on an ongoing basis, both prospective and retrospective effectiveness tests indicate that the derivative and hedged item will be highly effective in achieving offsetting changes in fair value attributable to the hedged risk. The changes in fair value for the derivative and hedged item may or may not perfectly offset, and the difference, if any, will be recognized as a net gain or loss in current period earnings in the Statements of Income. We refer to these types of hedges as fair value long haul or fair value benchmark hedges, depending upon whether we are hedging the entire fair value of the asset or liability or only the changes in fair value due to changes in the benchmark interest rate.

To determine whether a hedging relationship is highly effective, we perform effectiveness testing at the inception of the hedge and on an ongoing basis. We use a statistical method, i.e., rolling regression, to analyze the effectiveness of our long haul or benchmark fair value hedging relationships. The rolling regression method for a full fair value hedge utilizes a simple regression model in which the fair value of the hedging instrument is regressed against the fair value of the hedged item. To perform the regression, we select a statistically significant number of prices that cover the time period of the hedging relationship. If prices associated with the hedging item and prices associated with the hedged item have been, and are expected to continue to be, highly correlated, we may reasonably expect that the changes in the fair value of the hedging item will be highly effective in offsetting the changes in the fair value of the hedged item. Based on our data, we determine if the corresponding changes in cumulative prices meet an acceptable range based on statistical measures to continue to qualify for hedge accounting.

For each of our fair value hedges, we run our effectiveness tests at inception and then at least quarterly to ensure that the hedging instrument’s changes in fair value are offsetting the hedged item’s changes in fair value within the parameters set forth within SFAS 133. When a hedging relationship fails the effectiveness test, we immediately discontinue hedge accounting.

In certain situations, we aggregate advances and hedge them with one or more derivative instruments. We also may aggregate certain consolidated obligations and hedge them with one or more derivative instruments. We follow the requirements set forth in SFAS 133, and these assets or liabilities that are grouped meet the homogeneity requirement for fair value hedges.

Not-Highly Effective Hedge Relationships. If we determine that a hedging relationship is not highly effective, we discontinue the accounting hedge relationship between the derivative and hedged item. This does not imply that there is not an economic hedge relationship between the derivative and hedged item; however, the relationship does not qualify for hedge accounting treatment under SFAS 133 and, therefore, the change in fair value of the hedged item is not recorded in current period earnings. We classify these derivatives as “freestanding” pursuant to SFAS 133. Changes in the fair value of the derivative in a freestanding hedge are recorded as income or expense.

Types of Derivatives and Hedged Items

We incur interest-rate risk on advances, mortgage loans held for portfolio, mortgage loan commitments, investments, consolidated obligations, and intermediary positions. The following discussion describes our accounting for our specific derivative instruments and hedges.

Advances. The optionality embedded in certain financial instruments we hold (e.g., the prepayment terms in an advance) can create interest-rate risk. When a borrower prepays an advance, we would suffer lower future income if the prepaid principal portion were invested in lower-yield assets that continued to be funded by higher-cost debt. To protect against this risk, we generally charge a prepayment fee designed to make us financially indifferent to a borrower’s decision to prepay an advance. When we offer advances (other than short-term advances) that a member may prepay without a prepayment fee, which would normally occur in a falling interest-rate environment, we usually finance such advances with callable debt or hedge this prepayment option.

When we make a putable advance, we have a right to terminate the advance at our discretion. We may hedge a putable advance by entering into a cancelable interest-rate exchange agreement where we pay a fixed rate and receive a variable rate based on a market index, typically LIBOR. The swap counterparty can cancel the interest-rate exchange agreement on the put dates, which would normally occur in a rising rate environment, at which time we would generally terminate the advance. This type of hedge is treated as a fair value hedge under SFAS 133.

We also offer our members capped advances, or variable-rate advances with a maximum interest rate. When we make a capped advance, we typically purchase an offsetting interest-rate cap from a broker. This type of hedge is treated as a full fair value hedge under SFAS 133.

Mortgage Loans Held for Portfolio. The prepayment options embedded in mortgage loans can result in extensions or contractions in the expected repayment of these assets, depending on changes in estimated prepayment speeds. In addition, to the extent that we purchased mortgage loans at premiums or discounts, net income is affected by extensions or contractions in the expected maturities of these assets. We seek to manage the interest-rate and prepayment risk associated with mortgage loans primarily through debt issuance. We use both callable and noncallable debt to attempt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans.

We may also purchase interest-rate exchange agreements to manage the prepayment risk embedded in the mortgage loans. Although these derivatives are valid economic hedges against the prepayment risk of the mortgage loans, they are not specifically linked to individual mortgage loans, and we account for these instruments as freestanding derivatives pursuant to SFAS 133. However, to enable us to lower our overall interest-rate risk profile and reduce our operating costs, including costs associated with managing risks related to our mortgage loans held for portfolio, we are exiting the MPP.

Mortgage Loan Commitments. We hedged the market value of certain commitments to purchase fixed-rate mortgage loans by selling TBAs. Mortgage loan commitments and TBAs used in our freestanding firm commitment hedges were recorded as derivative assets or liabilities at fair value in our Statements of Condition, with changes in fair value recognized in current period earnings. When the mortgage loans were delivered and the related commitment closed, the fair value of the commitment derivative was factored into their cost basis and amortized accordingly.

Investments. We currently invest primarily in U.S. agency and GSE obligations, mortgage-backed securities, and the taxable portion of state or local housing finance agency securities. The interest-rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. For investment securities carried at fair value, we may also manage the risk arising from changing market prices by matching the cash outflow on the interest-rate exchange agreements with investment securities carried at fair value. These economic hedges are considered freestanding pursuant to SFAS 133.

Consolidated Obligations. We manage the risk arising from changing market prices of a consolidated obligation by matching the cash outflow on the consolidated obligation with the cash inflow on an interest-rate exchange agreement. In a typical transaction, the Office of Finance issues a fixed-rate consolidated obligation for the Seattle Bank, and we concurrently enter into a matching interest-rate exchange agreement in which the counterparty pays fixed cash flows, designed to mirror in timing and amount the cash outflows we pay on the consolidated obligation. Such transactions are treated as fair value hedges under SFAS 133. The net result of this transaction is that we pay a variable interest rate that closely matches the interest rates we receive on short-term or variable-rate advances. This intermediation within the financial markets permits us to raise funds at lower costs than would otherwise be available through the issuance of simple fixed or variable-rate consolidated obligations in the financial markets.

Intermediation. To assist our members in meeting their hedging needs, we act as an intermediary between members and counterparties by entering into offsetting interest-rate exchange agreements. The notional amounts and settlement, interest payment, and maturity dates are identical in the offsetting interest-rate exchange agreements. Although we discontinued offering member swaps as a standard product in mid-2004, we will continue to maintain the existing transactions through maturity. The derivatives used in intermediary swaps do not qualify for hedge accounting treatment, and the fair value adjustments are recorded separately through current period earnings. The net result of the accounting for these derivatives does not significantly affect our operating results. These amounts are recorded in other income and presented as “net loss on derivatives and hedging activities.”

The following table summarizes the notional amounts of member intermediary swap transactions and gains (losses) on these swap transactions as of March 31, 2006, and December 31, 2005 and 2004.

	As of March 31, 2006	As of December 31,
		2005	2004
	(in thousands)
Notional amount
Member swaps*	$60,500	$60,500	$560,500
Offsetting counterparty swaps*	60,500	60,500	60,500

Total notional amount	$121,000	$121,000	$621,000

	As of March 31, 2006	As of December 31,
		2005	2004
	(in thousands)
Gain (loss)
Member swaps	$77	$394	$495
Offsetting counterparty swaps	(46)	(509)	(572)

Total gain (loss)	$31	$(115)	$(77)

*	As of December 31, 2004, the notional amounts are not equal because two member swaps, each with a notional of $250 million as of December 31, 2004, had offsetting terms.

We may enter into interest-rate exchange agreements to offset the economic effect of other derivatives that are no longer designated in a hedge transaction of one or more advances, investments, or consolidated obligations. In these intermediary transactions, maturity dates, call dates, and fixed interest rates match, as do the notional amounts on the de-designated portion of the interest-rate exchange agreement and the intermediary derivative.

The following table summarizes the notional amounts of intermediary swap transactions that offset derivatives that are no longer designated in a hedge transaction as of March 31, 2006, and December 31, 2005 and 2004, and gains (losses) on intermediary swap transactions that offset derivatives that are no longer designated in a hedge transaction for the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004.

	As of March 31, 2006	As of December 31,
		2005	2004
	(in thousands)
Notional amount
De-designated swaps	$324,250	$326,000	$118,000
Offsetting counterparty swaps	324,050	325,800	117,800

Total notional amount	$648,300	$651,800	$235,800

	As of March 31, 2006	As of December 31,
		2005	2004
	(in thousands)
Gain (loss)
De-designated swaps	$(5,498)	$(5,746)	$1,059
Offsetting counterparty swaps	5,496	5,753	(1,056)

Total gain (loss)	$(2)	$7	$3

Amortization of Premiums and Accretion of Discounts

The amount of premium or discount on mortgage-based assets, including mortgage-backed securities, collateralized mortgage obligations, and mortgage loans purchased under the MPP, amortized or accreted into earnings during a period is dependent on our estimate of the remaining lives of these assets and actual prepayment experience. Changes in estimates of prepayment behavior create volatility in interest income because the change to a new expected yield on a pool of mortgage loans or mortgage-backed securities, given the new forecast of prepayment behavior, requires an adjustment to cumulative amortization in order for the financial statements to reflect that yield going forward. For a given change in estimated average maturity for a mortgage loan portfolio or a mortgage-backed security, the retrospective change in yield is dependent on the amount of original purchase premium or discount and the cumulative amortization or accretion at the time the estimate is changed. A change in estimated average maturity has the least effect on mortgage loans or mortgage-backed securities that have either little cumulative amortization or accretion or are nearly fully amortized or accreted. A change in estimated average maturity has its greatest effect on long-term mortgage loans and mortgage-backed securities with cumulative amortization and accretion equal to approximately half of the original purchase premium or discount.

For certain mortgage-based assets, we use a commercially available prepayment model and independent third-party pricing sources, including a source that provides data on cash flows, as the basis for estimated future principal prepayments. This model uses a number of market factors, such as historical mortgage rates and housing turnover ratios, as the basis for the prepayment calculation and we are provided monthly market factor updates from the prepayment model vendor. Use of different prepayment models can result in different amounts of premium amortization and discount accretion. We review the data generated from the model against model data from the previous period as well as against commercially available prepayment rate information and the periodic changes in prepayment rates to ensure the reasonableness of the data in light of market conditions.

Allowances for Credit Losses

We regularly evaluate our requirement for an allowance for credit losses on advances and mortgage loans purchased under the MPP. We would establish an allowance if an event were to occur that would make it probable that all principal and interest due for an advance or mortgage loan would not be collected and the resulting losses were estimable.

Advances. Our advances are fully collateralized by high-quality collateral and the Seattle Bank benefits from statutory preferences as a creditor that, combined with conservative collateral practices, make the likelihood of credit losses negligible. To incur a credit loss on an advance, two credit events must occur: (1) the member or nonmember borrower would have to default, and (2) the available collateral would have to deteriorate in value prior to liquidation of that collateral. We periodically review the collateral held as security on advances and assess our borrowers’ credit conditions. As of March 31, 2006, and December 31, 2005 and 2004, we had rights to collateral, either loans or securities, on a borrower-by-borrower basis, with an estimated fair value in excess of outstanding advances. We have never experienced a credit loss on our advances, and we do not anticipate any credit losses on advances in the future. Based on the foregoing, we have determined that no provision for credit losses on advances is necessary.

Mortgage Loans. Since the inception of the MPP, we have never experienced a credit loss nor has our supplemental insurance, or SMI, provider ever experienced a loss claim on our mortgage loan portfolio. To ensure member retention of most of the credit risk and to cover, at a minimum, the expected losses on conventional mortgage loans originated or acquired by a member, we require the member to fund a lender risk account, or LRA, either up front as a portion of the purchase proceeds or over time through a portion of the monthly payments. This account is established to conform to Finance Board regulations applicable to all conventional mortgage purchase programs. The Finance Board regulation stipulates that the member is responsible for all expected losses on the mortgage loans sold to us. In order to comply with this regulation, we evaluate the proposed conventional mortgage loans to be sold (either the specific portfolio or a representative sample) to determine the amount of expected losses that will occur. The SMI provider determines the minimum amount required in order to issue a policy. The member funds the LRA with the greater of the expected losses or the amount required by the SMI provider. Each master commitment contract specifies the required funding level for its associated LRA. In accordance with the applicable contract, either the purchase price for the mortgage loans purchased under a master commitment contract is discounted, or a portion of the monthly payment collected is set aside, to fund the LRA. If the member’s risk account is funded through monthly payments, the member remains obligated under the master commitment contract to pay the monthly amounts that fund the LRA whether or not any of the purchased mortgage loans are in default. The LRA funds are used to offset any losses that may occur, with any excess of required balances distributed to the member in accordance with a step-down schedule that is stipulated in each master commitment contract. The LRA balances are not required after 11 years. The LRA is recorded in “other liabilities” in the Statements of Condition and totaled $17.7 million, $16.5 million, $12.1 million, and $6.6 million as of March 31, 2006, and December 31, 2005, 2004, and 2003.

In addition to the expected losses covered by the LRA, a member selling conventional mortgage loans is required to purchase SMI as a credit enhancement to cover losses over and above losses covered by the LRA. We are listed as the insured, and this coverage serves to further limit our exposure to losses. As with the funding of the LRA, a portion of the monthly interest is set aside to pay the SMI premium. The LRA and the SMI are expected to provide loss protection to support the equivalent of an investment-grade rating. If the LRA and the standard SMI policy do not provide sufficient loss protection to support the equivalent of an investment-grade rating, the member must purchase additional mortgage insurance coverage called SMI Plus. This policy provides additional credit enhancement coverage to achieve an equivalent of an investment-grade rating. Other than the LRA, SMI, and if applicable, SMI Plus, we do not charge any other credit enhancement fees to MPP participants.

As a result of the credit enhancements described above, we and our participating members share the credit risk of the mortgage loans sold to us under the MPP. The participating member assumes a first-loss obligation in the event of a mortgage borrower default equivalent to a minimum of the expected losses through its LRA after the exhaustion of the borrower’s equity and any primary mortgage insurance coverage, if required. If the participating member’s LRA is insufficient to cover any losses, then the SMI coverage is used. Only after exhausting the SMI coverage will the Seattle Bank absorb any potential losses. We regularly monitor delinquency data provided by our participating members to ensure that mortgage principal and interest are remitted timely, and perform quality control reviews on all individual mortgage loans that become 90 days delinquent. In addition, participating members are responsible for remitting principal and interest to us, even though there may be individual mortgage loans with delinquent payments to the participating member. Occasionally, we require our members to repurchase mortgage loans. These instances include failure by a member to comply with MPP requirements, breach of representations and warranties made by a member, noncompliance with final documentation, and servicing errors.

Given the level of credit enhancement available to us, we do not believe an allowance for credit losses on mortgage loans is required. We do not expect that our decision to exit from the MPP will result in increased credit risk or the need for an allowance for credit losses on mortgage loans.

Quantitative and Qualitative Disclosures About Market Risk

Our business model requires us to take on market risks, such as duration risk, convexity risk, and interest-rate yield-curve risk. Duration and convexity are terms that describe exposure to parallel shifts in interest rates. Yield-curve risk refers to non-parallel shifts in short- and long-term interest rates. These measurements can be applied to individual fixed-income instruments, such as one of our mortgage-backed securities, or to an entire fixed-income portfolio such as our MPP. For example, if a portfolio has a duration of two years, this means that the portfolio’s value would be expected to decline about 2% for a 1% increase in interest rates—or rise about 2% for a 1% decrease in interest rates. All else equal, a portfolio with a two-year duration has less interest-rate risk than one that has a 10-year duration. The 10-year duration portfolio would be expected to decline in value about 10% for a 1% rise in interest rates. Convexity is another measurement of risk, measuring the rate of change of duration for a given change in interest rates. Negative convexity implies that duration would tend to shorten when interest rates fall and duration would tend to lengthen in periods of rising interest rates.

In funding the MPP and our investment securities, we approximated the duration of these assets with the duration of the consolidated obligations issued on our behalf in order to purchase the assets. We did not, however, effectively manage the convexity risk of these instruments. Our purchase of callable consolidated obligations of other FHLBanks funded with the issuance of consolidated obligations on our behalf also contributed significantly to our convexity risk. The mismatch between the terms of the debt issued on our behalf and terms of the assets we purchased created initial increases in net interest income, but this mismatch later contributed to our financial difficulties. As of March 31, 2006, we had net unrealized market value losses of $370 million that, in accordance with U.S. GAAP, were not reported in our Statement of Condition. As of April 30, 2006, these net unrealized market value losses were $332 million. The amount of our net unrealized market value loss involves estimates of the market values of our assets, liabilities, and commitments. The fluctuation of our market value of equity is primarily the result of differences in the magnitude of changes in the value of mortgages and federal agency debt caused by changes in interest rates, credit spreads, prepayment speeds, and other market conditions.

Market risk is the risk of loss to the market value of financial instruments—and potential loss of future net interest income—that may result from changes in interest rates and other market factors. Our business requires us to assume market risk, which we seek to control through our funding and investment decisions, and with interest-rate exchange agreements. Through our market-risk management, we attempt to ensure that we are profitable and to protect net interest income and market value of equity over a wide range of interest-rate environments.

Our general approach to managing market risk is to acquire and maintain a portfolio of assets and liabilities that, together with our associated interest-rate exchange agreements, limits our expected market value and income statement volatility. Our approach complies with Finance Board regulations regarding interest-rate exchange agreements, which enable the FHLBanks to enter into these agreements only to reduce the market-risk exposures inherent in otherwise unhedged assets and funding positions.

Measurement of Market Risk

We monitor our market risk through a variety of measures. Our Board of Directors oversees policy limits for four primary risk measures—duration of equity, key-rate duration mismatch, convexity of equity, and market value of equity sensitivity. These policy measures are described below. Historically, our risk management policy included two primary measures of market risk—duration of equity and market value of equity sensitivity. Based on the decline in our market value of equity since 2002, we revised our policy limits at the direction of our Board of Directors.

In May 2005, our Board of Directors adopted our current risk management policy that added new risk management measures, convexity of equity and key-rate duration of equity mismatch, to the existing measures of duration of equity and market value of equity sensitivity. The new policy establishes limits for these measures for managing and monitoring our market risk. We monitor our market risk daily and manage market risk within the policy limits. These measures and other key terms are defined below.

•	Market Value of Equity. Market value of equity is the present value of the expected net cash flows from all our assets, liabilities, and commitments.

•	Duration. Duration represents the estimated change in the value of a financial instrument for a given small instantaneous parallel shift in the yield curve. Stated simply, duration is a measurement of the price sensitivity of a financial instrument to changes in interest rates. Higher duration numbers, whether positive or negative, indicate greater price-sensitivity to changes in interest rates.

•	Duration of Equity. Duration of equity is the market value of assets multiplied by the duration of assets minus the market value of liabilities multiplied by the duration of liabilities, plus or minus the market value of commitments multiplied by the duration of commitments, with the net result divided by the market value of equity. Duration of equity shows the sensitivity of market value of equity to instantaneous changes in interest rates. Higher duration numbers, whether positive or negative, indicate greater potential volatility of the market value of equity.

•	Market Value of Equity Sensitivity. Market value of equity sensitivity is the change in the market value of equity, given an instantaneous parallel increase or decrease in the yield curve.

•	Convexity. Convexity is the rate of change in duration in response to a change in interest rates. Financial instruments can have positive or negative convexity.

•	Convexity of Equity. Convexity of equity is the market value of assets multiplied by the convexity of assets minus the market value of liabilities multiplied by the convexity of liabilities, plus or minus the market value of commitments multiplied by the convexity of commitments, with the net result divided by the market value of equity.

•	Key-Rate Duration of Equity. Key-rate duration of equity disaggregates duration of equity into various time segments of the yield curve to allow us to measure and manage our exposure to changes in the interest rate attributable to each time segment.

•	Key-Rate-Duration-of-Equity Mismatch. This measurement is the difference between the highest and lowest of the key-rate-duration-of-equity time segments.

Market-Risk Management

Our market-risk measures reflect the sensitivity of our business to changes in interest rates, primarily because of mismatches in the maturities and embedded options associated with our mortgage-based assets and the consolidated obligation bonds we use to fund these assets. The prepayment options embedded in mortgage-based instruments may be exercised at any time, while the call options embedded in our callable debt are exercisable on a set date or series of dates following a lock-out period. These differences in the structure and characteristics of the mortgage prepayment options embedded in our mortgage-based assets and the debt call options in the consolidated obligations sold on our behalf cause the market values of our mortgage-based assets and callable debt to respond differently to changes in interest rates and the shape of the yield curve. For example, a significant drop in interest rates will likely trigger rapid prepayments of our mortgage-based assets, while the debt issued to fund the purchase of those assets may or may not be callable depending on the remaining length of the lock-out periods, the exercise prices of the call options, and whether the options are exercisable continuously, periodically, or on a specific date.

We evaluate our market-risk measures on an ongoing basis, under a variety of parallel and non-parallel shock scenarios. As of March 31, 2006, our market-risk measures were within our policy limits. The following table summarizes our four primary risk measures and their respective limits and our compliance as of March 31, 2006 and December 31, 2005.

Primary Risk Measure	As of March 31, 2006	As of December 31, 2005	Risk Measure Limit
Duration of equity	0.60	(0.36)	+/-5.00
Convexity of equity	(0.99)	(2.46)	+/-5.00
Key-rate-duration-of-equity mismatch	1.78	2.60	+/-5.50
Market value of equity sensitivity (+100 basis point shock scenario)	(0.89)%	(0.67)%	+/-4.50
Market value of equity sensitivity (–100 basis point shock scenario)	(0.08)%	(1.45)%	+/-4.50

Instruments That Address Market Risk

We use interest-rate exchange agreements, such as interest-rate swaps, interest-rate caps and floors, forward purchase and sale agreements, and swaptions, to manage our exposure to changes in interest rates. This enables us to adjust the effective maturity, repricing frequency, or option characteristics of our assets and liabilities in response to changing market conditions.

To manage interest-rate risk, we create a relationship that designates a derivative financial instrument (e.g., an interest-rate exchange agreement) as a hedge of an interest-rate exposure on an asset or liability. The accounting treatment for these hedges depends on the characteristics of the derivative instrument and hedged item and their correlation to one another and is specified in SFAS 133 and its amendments.

Some of the specific types of instruments we use to manage our interest-rate risk are described in the table below.

Hedge Instrument	Hedged Item	Purpose of Hedge Transaction
Pay fixed, receive LIBOR swap; we own option to cancel swap if applicable	Putable or callable advance; fixed-rate advance with option to cancel advance prior to maturity date	To provide customized advance products to our customers at minimal risk to us

Purchased interest-rate cap	Capped advance	To provide customized advance products to our customers at minimal risk to us

Pay fixed, receive LIBOR swap	Fixed-rate advance	To provide customized advance products to our customers at minimal risk to us

Pay LIBOR, receive fixed swap; pay LIBOR, receive fixed swap in which counterparty owns option to cancel swap	Bullet fixed-rate debt; callable fixed-rate debt in which we own option to call debt prior to stated maturity date	To achieve low cost funds with minimal risk to us

Short sale of agency mortgage-based securities	MPP loans	To hedge market value of MPP loans until long-term debt can be issued

Payer or receiver swaptions	Mortgage-based assets, including MPP mortgage loans and mortgage-backed securities	To hedge our prepayment risk on our mortgage-based assets and manage our duration of equity

The total notional amount of interest-rate exchange agreements outstanding was $20.0 billion, $18.5 billion, $15.8 billion, and $17.5 billion as of March 31, 2006, and December 31, 2005, 2004, and 2003. The notional amount of interest-exchange agreements increased between March 31, 2006 and December 31, 2005 and December 31, 2005 and December 31, 2004, due to increases in fair value hedges of consolidated obligations, and declined between December 31, 2004 and 2003, primarily due to decreases in fair value hedges of consolidated obligations.

The notional amount of these agreements serves as a factor in determining periodic interest payments or cash flows received and paid, and does not represent actual amounts exchanged or our exposure to credit or market risk. Therefore, the notional amount is significantly greater than the potential market or credit loss that could result from such transactions. Notional values are not meaningful measures of the risks associated with interest-rate exchange agreements or other derivatives, which can only be meaningfully measured on a market-value basis, taking into consideration the cost of replacing interest-rate exchange agreements with similar agreements from a highly rated counterparty.

Credit-Risk Management

Credit risk is the risk of loss due to default. We face credit risk on advances, certain investments, mortgage loans, interest-rate exchange agreements, and counterparty exposures.

Advances. We have never experienced a credit loss on advances. We protect against credit risk on advances by requiring collateral on all advances we fund. We can also call for additional or substitute collateral during the life of an advance to protect our security interest. The FHLBank Act limits eligible collateral to certain investment securities, residential mortgage loans, deposits with the Seattle Bank, and other real estate-related assets. The GLB Act and other federal regulations allow the FHLBanks to expand eligible collateral for many of their members. Members that qualify as community financial institutions, defined in the GLB Act as FDIC-insured depository institutions with average assets for the past three calendar years totaling no more than $567 million, may pledge small-business, small-farm, and small-agribusiness loans as collateral for advances. Advances to community financial institutions secured with expanded collateral represented $112.5 million of the $21.9 billion of advances as of March 31, 2006, and $135.0 million of the $21.4 billion of advances outstanding as of December 31, 2005, $328.2 million of the $14.9 billion of advances outstanding as of December 31, 2004, and $210.3 million of the $19.7 billion of advances outstanding as of December 31, 2003. We believe that we have the policies and procedures in place to effectively manage this credit risk. Accordingly, we have not provided any allowance for losses on advances, including those referenced above.

Investments. We are subject to credit risk on some investments. We limit our unsecured credit exposure to any counterparty, other than the U.S. government or its agencies or GSEs, based on the credit quality and capital level of the counterparty and the capital level of the Seattle Bank. As of March 31, 2006, December 31, 2005, and December 31, 2004, our unsecured credit exposure was $14.2 billion, $13.2 billion, and $9.9 billion, primarily consisting of $5.3 billion, $5.3 billion, and $8.0 billion of other FHLBank consolidated obligations and $7.8 billion, $6.4 billion, and $1.7 billion of federal funds sold. As of December 31, 2003, our unsecured credit exposure to counterparties other than the U.S. government or its agencies or instrumentalities was $6.9 billion. This primarily included $2.5 billion of federal funds sold and $3.5 billion of other FHLBank consolidated obligations. Pursuant to the Finance Board agreement, we may not purchase additional investments in the consolidated obligations of other FHLBanks without Finance Board approval.

Mortgage Loans Held for Portfolio. The Seattle Bank has never experienced a credit loss nor has our SMI provider experienced a loss claim on an MPP mortgage loan. Under the MPP, we have purchased mortgage loans from members, and the participating members continue to bear a portion of the credit risk on the outstanding loans. Our total par value of mortgage loans outstanding through the MPP was $7.0 billion, $7.2 billion, $10.4 billion, and $11.1 billion, as of March 31, 2006, and December 31, 2005, 2004, and 2003, which comprised $354 million, $383 million, $2.3 billion, and $2.5 billion, in government-insured mortgage loans and $6.6 billion, $6.8 billion, $8.1 billion, and $8.6 billion in conventional mortgage loans. The conventional mortgage loans are credit-enhanced by our participating members to a level equivalent to at least an investment-grade rating through the lender risk account and supplemental mortgage insurance. As part of the business plan, we are exiting from the MPP. However, we do not expect that this decision will impact the credit risk of the mortgage loans held for portfolio. We conduct a loss reserve analysis on a quarterly basis and have determined that no loan loss allowance is necessary, and believe that we have the policies and procedures in place to appropriately manage this credit risk.

Derivative Credit-Risk Exposure and Counterparty Ratings. The Seattle Bank is subject to credit risk because of the potential nonperformance by a counterparty to an agreement. The degree of counterparty risk on interest-rate exchange agreements and other derivatives depends on our selection of counterparties and the extent to which we use netting procedures and other credit enhancements to mitigate the risk. We manage counterparty credit risk through credit analysis, collateral management, and other credit enhancements. We require agreements to be in place for all counterparties. These agreements must include provisions for netting exposures across all transactions with that counterparty. The agreements also require the counterparties to collateralize exposures with the thresholds for priority collateral tied to the credit risk of the counterparty. For example, a counterparty must deliver collateral to the Seattle Bank if the total market value of our exposure to that counterparty rises above a specific threshold. As a result of these risk mitigation initiatives, we do not currently anticipate any credit losses on our interest-rate exchange agreements.

Our credit risk equals the estimated cost of replacing favorable interest-rate swaps, forward agreements, and purchased caps and floors, if the counterparty defaults, net of the value of related collateral. Our maximum credit risk, taking into consideration master netting agreements but before considering collateral, was $1.2 million, $4.5 million, $21.8 million, and $45.2 million as of March 31, 2006, and December 31, 2005, 2004, and 2003. In determining maximum credit risk, we consider accrued interest receivable and payable, and the legal right to offset assets and liabilities by counterparty. Our net exposure after considering collateral was $1.2 million, $4.5 million, $16.3 million, and $25.1 million as of March 31, 2006, and December 31, 2005, 2004, and 2003. Our counterparty credit exposure, by credit rating, was as follows.

	As of March 31, 2006
	Notional Amount	Total Net Exposure at Fair Value		Collateral Held	Net Exposure After Collateral
	(in thousands)
AA+	$742,780	$		$	$
AA	2,746,674
AA–	10,790,652
A+	5,522,425		1,165			1,165
A	115,000
Member institutions (1)	60,500

Total	$19,978,031		$1,165	$		$1,165

	As of December 31, 2005
	Notional Amount	Total Net Exposure at Fair Value		Collateral Held	Net Exposure After Collateral
	(in thousands)
AA+	$834,130	$		$	$
AA	2,626,562
AA–	9,887,592
A+	4,914,175		4,556			4,556
A	140,000
Member institutions (1)	60,500

Total	$18,462,959		$4,556	$		$4,556

	As of December 31, 2004
	Notional Amount	Total Net Exposure at Fair Value		Collateral Held		Net Exposure After Collateral
	(in thousands)
AAA	$149,350	$		$		$
AA	1,504,843
AA–	8,646,559
A+	4,031,400		20,080		5,552		14,528
A	795,000		1,079				1,079
Not rated	151,609
Member institutions (1)	560,500		658				658

Total	$15,839,261		$21,817		$5,552		$16,265

	As of December 31, 2003
	Notional Amount	Total Net Exposure at Fair Value		Collateral Held		Net Exposure After Collateral
	(in thousands)
AAA	$149,350	$		$		$
AA	2,600,871
AA–	6,234,983		448				448
A+	5,691,900		38,639		20,100		18,539
A	685,000		4,718				4,718
Not rated	569,000
Member institutions (1)	950,500		1,390				1,390

Total	$16,881,604		$45,195		$20,100		$25,095

(1)	Collateral held with respect to interest-rate exchange agreements with member institutions represents either collateral physically held by or on behalf of the Seattle Bank or collateral assigned to the Seattle Bank, as evidenced by a written security agreement, and held by the member institution for the benefit of the Seattle Bank. This notional amount excludes stand-alone delivery commitments.

We have never experienced a loss on a derivative transaction due to default by a counterparty. We believe that the credit risk on our interest-rate exchange agreements is low because we contract with counterparties that are of very high credit quality. As of March 31, 2006, 17 counterparties represented the total notional amount of our outstanding interest-rate exchange agreements excluding agreements in which we served as intermediaries. As of March 31, 2006, 72% of the total notional amount of our outstanding interest-rate exchange agreements was with 11 counterparties rated AA– or higher. Excluding interest-rate exchange agreements in which we are an intermediary for members and which are fully collateralized, 100% as of March 31, 2006 and December 31, 2005, 99% as of December 31, 2004, and 96% as of December 31, 2003, of the notional amount of our outstanding interest-rate exchange agreements were with counterparties with credit ratings of “A” or equivalent from an NRSRO, such as Standard & Poor’s or Moody’s.

ITEM 3. PROPERTIES

We occupy 36,934 square feet of leased space at our headquarters in Seattle, Washington. Our total leased space at this location is 91,374 square feet under a ten-year lease, which expires in April 2013. During 2005, we terminated our lease obligation relating to an additional 8,849 square feet of space. We are actively marketing the unoccupied office space at our Seattle headquarters. In addition, we lease 17,302 square feet of space in another office building, which was initially covered by a five-year lease expiring in January 2009. We subleased 11,000 square feet of this space, which sublease expires in January 2007, and exercised our option to terminate our lease effective February 2007. We lease 2,920 square feet of space at a third location in the Seattle area, as a disaster recovery facility, under a ten-year lease, which expires in February 2013.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Seattle Bank is a cooperative of which its members own all of the outstanding Class B stock, except in limited circumstances, for example, for a period after a member is acquired by a nonmember. As of March 31, 2006, the Seattle Bank had 371 stockholders holding a total of 21,992,160 shares of Class B stock, comprised of 20,685,606 shares of Class B(1) stock and 1,306,554 shares of Class B(2) stock.

Five Percent Beneficial Holders

The following table lists the financial institution members that beneficially held 5% or more of our outstanding capital stock as of March 31, 2006.

Member Name	Class B(1) Shares Held	Class B(2) Shares Held	Total Number of Shares Held	Percent of Total Outstanding Shares
Washington Mutual Bank, F.S.B. 1201 Third Avenue, 15th Floor Seattle, WA 98101	5,134,952	765,517	5,900,469	26.8

Bank of America Oregon, N.A. 1001 SW 5th Avenue Portland, OR 97204	2,493,328		2,493,328	11.3

Washington Federal Savings 425 Pike Street Seattle, WA 98101	1,294,534		1,294,534	5.9

Merrill Lynch Bank, U.S.A. 15 W. South Temple Street, Suite 300 Salt Lake City, UT 84111	1,216,018		1,216,018	5.5

Beneficial Ownership of Members with Officers Serving as Seattle Bank Directors

Because under federal law and regulations a majority of our Board of Directors must be elected directly from our membership, some of our elected directors are officers of members that own our capital stock. The following table presents our outstanding capital stock held by members as of March 31, 2006, whose officers served as directors of the Seattle Bank as of that date.

Institution Name and Address	Director Name	Class B(1) Shares Held**	Class B(2) Shares Held**	Total Shares Held**	Percent of Total Outstanding Shares
Finance Factors, Ltd. 1164 Bishop Street Honolulu, HI 96813	Russell J. Lau (1)	1,031,916		1,031,916	4.7

Sterling Savings Bank 111 North Wall Street Spokane, WA 99201	Harold B. Gilkey	766,255		766,255	3.5

Zions First National Bank One South Main Street, Suite 1340 Salt Lake City, UT 84111	W. David Hemingway	285,825	75,520	361,345	1.6

Glacier Bancorp, Inc. 49 Common Loop Kalispell, MT 59901	James H. Strosahl	87,071		87,071	*

Heritage Bank 201 West Fifth Avenue Olympia, WA 98501	Donald V. Rhodes	27,288	1,687	28,975	*

Alaska Pacific Bank 2094 Jordan Avenue Juneau, AK 99801-8046	Craig E. Dahl	15,761	2,078	17,839	*

Farmers & Merchants State Bank 703 Americana Blvd., Suite 120 Boise, ID 83702	Michael M. Mooney (2)	12,460		12,460	*

Citizens Bank 275 S.W. Third Street Corvallis, OR 97339	William V. Humphreys	7,486	1,560	9,046	*

Bank of Idaho 151 N. Ridge, Suite 240 Idaho Falls, ID 83403	Park Price (3)	3,641	2,153	5,794	*

First State Bank 1405—16th Street Wheatland, WY 82201	Mike C. Daly	5,521		5,521	*

*	Represents beneficial ownership of less than 1% of the Seattle Bank’s total outstanding capital stock.
**	Includes all shares held directly and indirectly by subsidiaries of the named institution.
(1)	Mr. Lau’s holdings include 977,641 shares of the Seattle Bank’s Class B(1) stock held by American Savings Bank, F.S.B., of which Constance Lau, Mr. Lau’s wife, is the President and Chief Executive Officer. Mr. Lau disclaims any beneficial ownership of those shares.
(2)	In connection with the merger of Farmers & Merchants State Bank with another financial entity, Mr. Mooney resigned as a director in April 2006.
(3)	Mr. Price was elected by the Board of Directors to fill a board vacancy in May 2006.

Limitations of Beneficial Ownership of Seattle Bank’s Capital Stock

Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A beneficial owner of a security includes any person who, directly or indirectly, holds (1) voting power and/or (2) investment power over the security. Under federal law and regulations, individuals cannot own shares of FHLBank capital stock, and, accordingly, no Seattle Bank director or officer owns or may own capital stock of the Seattle Bank. Furthermore, each director disclaims any beneficial ownership of all shares of capital stock of the Seattle Bank held by members with which the director is affiliated.

Our members are limited to voting on the election of those members of our Board of Directors who are not appointed by the Finance Board. See “Item 5. Board of Directors and Executive Officers—Corporate Governance—Board Composition.” The maximum number of votes that a member may cast is capped at the number of shares of Class B(1) stock the member was required to hold on December 31 of the preceding year, but no more than the average amount of Class B(1) stock required to be held by members in the same state as of that date. In addition, each member is eligible to vote for the open director seats only in the state in which its principal place of business is located. Accordingly, none of the members listed above or any individual director affiliated with any of such members holds significant voting power over the election of our Board of Directors.

ITEM 5. BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Directors

The following table sets forth information about the directors of the Seattle Bank as of May 18, 2006.

Name	Age	Bank Director Since	Expiration of Term as Director	Board Position and Core Committee Membership
Mike C. Daly	54	2002	December 31, 2007	Chairman; Executive (Chair); Governance, Budget and Compensation

Craig E. Dahl	56	2004	December 31, 2006	Vice Chair; Audit and Compliance (Chair); Executive

Daniel R. Fauske*	55	2004	December 31, 2006	Executive; Financial Operations and Affordable Housing; Governance, Budget and Compensation

Harold B. Gilkey	66	2003	December 31, 2008	Financial Operations and Affordable Housing; Governance, Budget and Compensation

W. David Hemingway	59	2001	December 31, 2006	Executive; Financial Operations and Affordable Housing (Chair)

William V. Humphreys	58	2006	December 31, 2008	Audit and Compliance; Governance, Budget and Compensation

Russell J. Lau	54	2005	December 31, 2006	Audit and Compliance; Financial Operations and Affordable Housing

William A. Longbrake	63	2002	December 31, 2007	Executive; Financial Operations and Affordable Housing; Governance, Budget and Compensation (Chair)

Park Price	64	2006	December 31, 2007	Audit and Compliance; Financial Operations and Affordable Housing

Donald V. Rhodes	70	2005	December 31, 2008	Audit and Compliance; Governance, Budget and Compensation

Jack T. Riggs, MD*	51	2004	December 31, 2006	Audit and Compliance; Governance, Budget and Compensation

James H. Strosahl	64	2003	December 31, 2008	Audit and Compliance; Financial Operations and Affordable Housing

*

Represents directors appointed by the Finance Board. As of March 2006, the Finance Board had not named replacements to fill six additional appointed directors’ seats for terms to have begun on January 1, 2005 or 2006. We cannot predict when or if the Finance Board will make these appointments to our Board of Directors. Other than Mr. Lau, who was elected in July 2005 by the Board of Directors to fill a board vacancy resulting from a director resignation in May 2005, Mr. Dahl, who was elected by the Board of Directors in May 2004 to fill a board vacancy resulting from a director resignation in February 2004, and Park Price, who was elected by the Board of Directors in May 2006 to fill a board vacancy resulting from a director resignation in April 2005, the remaining directors were elected by members of the Seattle Bank in accordance with the procedures described in “Item 11. Description of Registrant’s Securities to Be Registered.”

Mike C. Daly has served as a director of the Seattle Bank since 2002 and as Chairman since May 2005. In 1981, Mr. Daly opened First State Bank in Wheatland, Wyoming, an independent community bank, where he serves as chairman and chief executive officer. Since 1985, Mr. Daly has served as chairman, president, and chief executive officer of Wheatland Bankshares, Inc., a single bank holding company that owns 100% of First State Bank. Mr. Daly currently serves as one of three Seattle Bank representatives on the Council of Federal Home Loan Banks.

Craig E. Dahl has served as a director of the Seattle Bank since 2004 and as Vice Chair since May 2005. Since 1996, Mr. Dahl has served as president, chief executive officer and director of Alaska Pacific Bank, a federally chartered savings bank, and Alaska Pacific Bancshares, Inc., the parent of Alaska Pacific Bank.

Daniel R. Fauske has served as a director of the Seattle Bank since 2004. Since 1995, Mr. Fauske has served as chief executive officer and executive director of the Alaska Housing Finance Corporation, a self-supporting, non-stock public corporation that provides financing and loan options for housing.

Harold B. Gilkey has served as a director of the Seattle Bank since 2003. Mr. Gilkey co-founded Sterling Savings Bank, a state-chartered, federally insured stock savings and loan association, in 1981, and served as chairman from 1981 through 2004, and since that time has served as the chairman of the board and chief executive officer of Sterling Financial Corporation and three subsidiaries of Sterling Savings Bank: INTERVEST-Mortgage Investment Company, which provides loans for commercial and multi-family real estate projects throughout the Northwest; Action Mortgage Company, a residential real estate lender; and Harbor Financial Services, Inc., which offers non-FDIC-insured investments and insurance services.

W. David Hemingway has served as a director of the Seattle Bank since 2001. Since 1997, Mr. Hemingway has served as executive vice president of Zions First National Bank in Salt Lake City, a national banking association.

William V. Humphreys has served as a director of the Seattle Bank since January 2006. Mr. Humphreys has served as president and chief executive officer of Citizens Bank in Corvallis, Oregon, a commercial banking services provider, since 1996 and as president and chief executive officer of Citizens Bancorp, a publicly traded bank holding company, since 1997. He serves as a director of Citizens Bancorp.

Russell J. Lau has served as a director of the Seattle Bank since July 2005. Since 1997, Mr. Lau has served as vice chairman and chief executive officer of Finance Factors, Ltd., a depository financial services loan company. In addition, Mr. Lau has served as president and chief executive officer of Finance Enterprises, Ltd., the parent company of Finance Factors, Ltd., since 2004.

William A. Longbrake has served as a director of the Seattle Bank since 2002. Since 1982, Mr. Longbrake has served in a variety of positions at Washington Mutual Inc., a national financial services retailer, including currently serving as its vice chair, and serving as its vice chair and chief enterprise risk officer from 2002 to 2004 and as its vice chair and chief financial officer from 1999 to 2002. Mr. Longbrake currently serves as one of three Seattle Bank representatives on the Council of Federal Home Loan Banks.

Park Price has served as a director of the Seattle Bank since May 2006. Mr. Price has served as a director of Bank of Idaho, an independent community bank, since 1999 and as president since June 2003. From 1979 to 2003, Mr. Price served as president of Park Price Motor Company.

Donald V. Rhodes has served as a director of the Seattle Bank since July 2005. Since 1997, Mr. Rhodes has served as chairman and chief executive officer of Heritage Financial Corporation, a publicly traded bank holding company, and served as its president from 1997 to 2005. In addition, Mr. Rhodes has served as chairman and chief executive officer of Central Valley Bank, N.A. since 1986, and has served as chairman of the Heritage Bank since 1990, both banks being wholly owned subsidiaries of Heritage Financial Corporation.

Jack T. Riggs, MD has served as a director of the Seattle Bank since 2004. Since April 2005, Mr. Riggs has served as chief executive officer of Pita Pit USA, Inc. and Pita Pit, Inc., which are companies in the quick service restaurant business. Since 1981, Mr. Riggs has owned a medical practice, has practiced as an emergency medicine physician and owns several urgent care facilities in Idaho. From January 2001 to January 2003, Mr. Riggs served as Lieutenant Governor of Idaho. From 1996 to 2001, Mr. Riggs served as an Idaho State Senator.

James H. Strosahl has served as a director of the Seattle Bank since 2003. Since 1998, Mr. Strosahl has served as the executive vice president and chief financial officer at Glacier Bancorp, Inc., a bank holding company.

Executive Officers

The following table sets forth information about the executive officers of the Seattle Bank as of May 18, 2006.

Executive Officer	Age	Capacity in Which Served	Seattle Bank Employee Since
James E. Gilleran	73	President and Chief Executive Officer	2005
Richard M. Riccobono	48	Executive Vice President, Chief Operating Officer	2005
Steven R. Horton	45	Senior Vice President, Chief Risk Officer	1992
Sheryl A. Symonds	51	Senior Vice President, General Counsel and Corporate Secretary	2003
Mark R. Szczepaniak	48	Senior Vice President, Chief Financial Officer	2004

James E. Gilleran has served as President and Chief Executive Officer of the Seattle Bank since June 2005. From 2001 to 2005, Mr. Gilleran served as Director of the Office of Thrift Supervision (OTS), an office of the Department of the Treasury of the United States which regulates the thrift industry. From 1994 to 2000, he served as chairman and chief executive officer of the Bank of San Francisco, a financial banking institution. Mr. Gilleran currently serves as one of three Seattle Bank representatives on the Council of Federal Home Loan Banks.

Richard M. Riccobono has served as Executive Vice President, Chief Operating Officer of the Seattle Bank since August 2005. From 1989 until July 2005, Mr. Riccobono served at the OTS, including as Deputy Director from 1998 until July 2005. Prior to his tenure at the OTS, he served in various senior positions at the FHLBank of Atlanta and FHLBank of Boston.

Steven R. Horton has served as Senior Vice President, Chief Risk Officer of the Seattle Bank since July 2005. From November 2004 until July 2005, Mr. Horton served as Senior Vice President, Interim Chief Financial Officer of the Seattle Bank. In addition, from 2003 until November 2004, Mr. Horton served as Senior Vice President, Credit Officer of the Seattle Bank and from 1992 to 2003, as Vice President and Manager of the Asset/Liability Management Group.

Sheryl A. Symonds has served as Senior Vice President, General Counsel and Corporate Secretary of the Seattle Bank since October 2005. From January 2005 to October 2005, Ms. Symonds served as Vice President, Associate General Counsel of the Seattle Bank. In addition, from 2003 to January 2005, Ms. Symonds served as senior attorney of the Seattle Bank. Ms. Symonds served as Vice President, Administration and General Counsel of Pacific Aerospace and Electronic, Inc., a producer of electronic components, from 1997 to 2002, and prior to that as a partner in the law firm Stoel Rives LLP.

Mark R. Szczepaniak has served as Senior Vice President, Chief Financial Officer of the Seattle Bank since July 2005. From October 2004 until July 2005, Mr. Szczepaniak served as Senior Vice President, Controller of the Seattle Bank. From 1996 to 2004, he served as Senior Vice President and Controller of the Federal Home Loan Bank of Chicago.

Corporate Governance

Board Composition

The FHLBank Act provides that a board of at least 14 directors will govern each FHLBank and determines the total number of directors each FHLBank will have. The Finance Board has determined that the Seattle Bank should have 18 directors. FHLBank boards are currently comprised of member-elected and Finance Board-appointed directors. A majority of the directors at each FHLBank are elected to three-year terms by the FHLBank’s members. The Finance Board has historically appointed at least six public interest directors to the board of each FHLBank for three-year terms. At least two of those directors have had to come from organizations with more than a two-year history of representing consumer or community interests in banking services, credit needs, housing, or financial consumer protection. Currently, we have only 12 directors because the Finance Board has not appointed replacements for six appointed directors whose terms would have begun on January 1, 2005 or January 1, 2006. In addition, the terms of our two current appointed directors will expire on December 31, 2006. We cannot predict when or if any director appointments will be made in the future by the Finance Board.

Historically, the Finance Board has appointed eight of our directors, while ten of our directors have been elected by our members. Elected directors must be directors, officers or employees of our members. Directors appointed by the Finance Board have not been allowed to have any financial interest in a financial institution that is one of our members. For more information about the director election process, see “Item 11. Description of Registrant’s Securities to Be Registered.”

Committees of the Board of Directors

The Board of Directors has four core committees: the Audit and Compliance Committee, the Executive Committee, the Financial Operations and Affordable Housing Committee, and the Governance, Budget and Compensation Committee. The Board of Directors may establish other committees from time to time to assist it in the discharge of its responsibilities. Below is a general description of the primary responsibilities of the Seattle Bank’s core committees. More detailed descriptions of the function of each committee are set forth in each committee’s charter.

Audit and Compliance Committee. The Audit and Compliance Committee is comprised of Craig E. Dahl (Chair), William V. Humphreys, Russell J. Lau, Park Price, Jack T. Riggs, Donald V. Rhodes, and James H. Strosahl. The purpose of the Audit Committee is to oversee (1) the integrity and adequacy of our financial reporting; (2) the establishment of an effective administrative, operating, and internal accounting control system; (3) our compliance with legal and regulatory requirements; (4) the independent auditor’s qualifications and independence; (5) the performance and effectiveness of our internal audit function and independent auditors; and (6) our compliance with internal policies and procedures.

Federal law and regulations govern the director composition of the Audit Committee, requiring that there be at least five members and that at least one director have extensive accounting or related financial management experience. All members of the Audit Committee must be independent directors, as defined by Finance Board regulations. To be considered independent, a director (1) may not have been employed or have served as a consultant or legal counsel to the Seattle Bank within the last five years; (2) may not receive compensation from the Seattle Bank other than for board service; and (3) may not be an immediate family member of an individual employed as an executive by the Seattle Bank within the past five years.

Currently, each of the Audit Committee members is independent under Finance Board regulations. At least one member of the Audit Committee has extensive accounting and related financial management experience under Finance Board regulations.

Executive Committee. The Executive Committee is composed of Mike C. Daly (Chair), Craig E. Dahl, Daniel R. Fauske, W. David Hemingway, and William A. Longbrake. The primary purposes of the Executive Committee are to act on behalf of the Board of Directors during intervals between board meetings, and to annually evaluate the performance of the President and Chief Executive Officer. In addition, the Executive Committee oversees the process of compliance with and implementation of the Finance Board agreement and the business plan. Oversight of compliance with and implementation of the Finance Board agreement and the business plan were carried out by a special committee of the Board of Directors until that committee was dissolved on July 1, 2005, and such duties were assigned to the Executive Committee by the Board of Directors. See “Item 1. Business—Regulation—Finance Board Agreement and Business Plan.”

Financial Operations and Affordable Housing Committee. The Financial Operations and Affordable Housing Committee is composed of W. David Hemingway (Chair), Daniel R. Fauske, Harold B. Gilkey, Russell J. Lau, William A. Longbrake, Park Price, and James H. Strosahl. The purpose of the Financial Operations and Affordable Housing Committee is to provide oversight of the Seattle Bank’s financial and risk management activities. The Financial Operations and Affordable Housing Committee (1) recommends policies to the Board of Directors on financial and risk management issues, including capital, investments, market risk management, and credit-risk management, and monitors compliance with such policies; (2) evaluates and reports to the Board of Directors on the Seattle Bank’s financial strategies and current and expected financial performance; (3) provides oversight on issues related to capital management, including the Seattle Bank’s capital plan and dividend payments on capital stock; and (4) oversees pricing for balance sheet products and establishes the parameters within which our staff can make day-to-day pricing decisions for advances, member derivatives, and deposits.

Governance, Budget and Compensation Committee. The Governance, Budget and Compensation Committee is composed of William A. Longbrake (Chair), Mike C. Daly, Daniel R. Fauske, Harold B. Gilkey, William V. Humphreys, Donald V. Rhodes, and Jack T. Riggs. The purposes of the Governance, Budget and Compensation Committee are to: (1) develop and maintain best practices in governing the Seattle Bank; (2) coordinate the review, approval, and monitoring of our strategic business plan and annual operating and capital budgets; (3) assist the Board of Directors in matters concerning the President and Chief Executive Officer’s goals and compensation; (4) provide oversight for compensation and benefit programs; and (5) assist management in addressing legislative and regulatory issues.

Governance Policies

Because of our cooperative ownership structure, elected directors represent institutions that have a direct financial interest in the Seattle Bank. At times, individual directors are required to recuse themselves from certain decisions in which there is an actual or perceived conflict of interest due to their employment with a member or their relationship to an entity applying for funding. We have adopted a conflicts of interest policy for our directors, as well as core corporate governance principles and guidelines to deal with these and other governance issues.

The Board of Directors also has adopted a code of ethics for its employees, including the chief executive officer, chief financial officer, controller, and individuals performing similar functions, which establishes conduct standards and policies to promote an honest and ethical work environment. The Seattle Bank has posted a copy of its code of ethics in the “Corporate Governance” section of its website at www.fhlbsea.com.

ITEM 6. EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of Executives

The following table sets forth compensation paid by the Seattle Bank for the years indicated to our President and Chief Executive Officer, our four other most highly paid executive officers who were serving as executive officers at the end of 2005, and four former executive officers, as applicable. Annual compensation includes amounts deferred at the election of officers.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation					All Other Compensation ($)
		Salary ($)	Bonus ($)		Other Annual Compensation ($)
Current Executive Officers
James E. Gilleran (1) President and Chief Executive Officer	2005	304,231	136,904	(2)	124,274	(3)	340	(13)

Richard M. Riccobono (4) Executive Vice President, Chief Operating Officer	2005	124,337	49,735	(2)	103,466	(3)	114	(13)

Steven R. Horton (5) Senior Vice President, Chief Risk Officer	2005 2004	247,917 183,333	74,375 13,933	(2)			13,518 13,194	(13)

Sheryl A. Symonds (6) Senior Vice President, General Counsel and Corporate Secretary	2005	177,167	54,983	(2)			5,982	(13)

Mark R. Szczepaniak (7) Senior Vice President, Chief Financial Officer	2005	251,167	87,908	(2)	20,865	(3)	13,498	(13)

Former Executive Officers
James R. Faulstich (8) Former Interim President and Chief Executive Officer	2005	116,000

Norman B. Rice (9) Former President and Chief Executive Officer	2005 2004 2003	142,567 464,100 442,000	80,621		20,319	(10)	417,053 35,290 31,407	(13)

David A. Bley (11) Former Executive Vice President, Chief Operating Officer	2005 2004 2003	351,797 289,300 275,317	11,572 50,218				96,632 18,950 17,315	(13)

Kevin F. Crowe (12) Former Senior Vice President, General Counsel	2005	188,392					9,242	(13)

(1)	Mr. Gilleran joined the Seattle Bank as of June 1, 2005.
(2)	Represents bonus amounts earned in 2005 and paid in the first quarter of 2006 under the Bank Incentive Compensation Plan—Annual Plan for Exempt Staff and Officers.
(3)	Represents amounts paid for relocation and/or temporary living expenses, including related tax reimbursements.
(4)	Mr. Riccobono joined the Seattle Bank as of August 10, 2005.
(5)	Mr. Horton became an interim executive officer of the Seattle Bank on December 1, 2004. Mr. Horton served as Interim Chief Financial Officer from December 2004 to July 2005, and became Chief Risk Officer in July 2005.
(6)	Ms. Symonds became an executive officer when she was appointed Senior Vice President, General Counsel and Corporate Secretary effective as of November 1, 2005. Ms. Symonds joined the Seattle Bank on December 29, 2003.
(7)	Mr. Szczepaniak became an executive officer when he was appointed Senior Vice President, Chief Financial Officer as of July 1, 2005. Mr. Szczepaniak joined the Seattle Bank on October 18, 2004.
(8)	Mr. Faulstich served as Interim President and Chief Executive Officer of the Seattle Bank from February 14, 2005 to June 1, 2005.

(9)	Mr. Rice stepped down from his positions as President and Chief Executive Officer in early February 2005 and effectively retired from such positions as of March 15, 2005.
(10)	Represents a car allowance for 2005, including a tax reimbursement for such allowance.
(11)	Mr. Bley’s employment was terminated by the Seattle Bank without cause effective as of August 31, 2005.
(12)	Mr. Crowe’s employment was terminated by the Seattle Bank without cause effective as of January 31, 2006, although his status as an executive officer effectively terminated as of October 21, 2005.
(13)	Includes Seattle Bank matching contributions to the 401(k) Savings Plan in the amounts of $12,600 for each of Messrs. Horton and Szczepaniak and $11,335, $11,572, $8,506 and $5,370, for each of Messrs. Rice, Bley and Crowe and Ms. Symonds, respectively. Includes Seattle Bank payments for term life insurance premiums in the amounts of $340, $114, $918, $898, $222, $680, $736 and $612 for each of Messrs. Gilleran, Riccobono, Horton, Szczepaniak, Rice, Bley and Crowe and Ms. Symonds. Also includes a severance payment to Mr. Rice of $367,333 and a lump-sum payment to him of $38,163, which is equal to the difference between Mr. Rice’s accrued early retirement benefits under the Pentegra Defined Benefit Plan for Financial Institutions and the accrued benefits he would have received under that plan had he continued employment with the Seattle Bank until his age and years of vesting service with the Seattle Bank totaled 70. Also includes a severance payment of $84,380 to Mr. Bley in connection with his termination of employment.

Incentive Compensation Plans

The Seattle Bank maintains three cash-based incentive compensation plans that are approved by our Board of Directors and are intended to award executive officers for accomplishing bank-wide and individual goals. The three incentive compensation plans are the Bank Incentive Compensation Plan (BICP)—Annual Plan for the President and CEO, the BICP—Long-Term Incentive Plan and the BICP—Annual Plan for Exempt Staff and Officers. Under the plans, performance and individual goals are established annually for participants, except for the Long-Term Incentive Plan which has three-year performance periods. The Long-Term Incentive Plan is for certain of the Seattle Bank’s vice presidents and other more senior officers, including our current named executive officers set forth in the Summary Compensation Table above.

Under the Long-Term Incentive Plan for 2005, awards are based on the achievement of goals at threshold, target and maximum levels. Award opportunities are denominated in performance units which are equal to a percentage of an executive’s annual base salary for the first year of each three-year performance period divided by the assigned value of a performance unit. Achievement of performance goals is determined annually during each performance period, but no awards are paid until after the three-year performance period has ended. The Seattle Bank has also adopted a Long-Term Incentive Plan for 2006 with substantially similar terms, but different performance goals. Officers may be participating in overlapping performance periods under the Long-Term Incentive Plan for 2005 and the Long-Term Incentive Plan for 2006.

Long-Term Incentive Plan Awards in 2005

The following table presents information regarding long-term incentive plan awards made to the named executive officers under the BICP—Long-Term Incentive Plan for 2005.

Name	Number of Units (1)	Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans
			Threshold ($)	Target ($)	Maximum ($)
James E. Gilleran	1,575	3 years	$78,500	$157,500	$236,250
Richard M. Riccobono	838	3 years	41,875	83,750	125,625
Steven R. Horton	450	3 years	22,500	45,000	67,500
Sheryl A. Symonds	243	3 years	12,150	24,300	36,450
Mark R. Szczepaniak	462	3 years	23,100	46,200	69,300

(1)	Assumes a performance unit value of $100. Actual payout is based on the Seattle Bank’s performance against pre-established profitability targets.

Retirement Plans

The Seattle Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions, or the Pentegra DB Plan, a tax-qualified, multiple employer defined-benefit pension plan, and maintains the Federal Home Loan Bank of Seattle Retirement Fund Benefit Equalization Plan, or the BEP, a non-qualified pension plan. The BEP ensures that participants receive the full amount of benefits to which they would have been entitled under the Pentegra DB Plan, in the absence of certain limits on benefits imposed by the Internal Revenue Code. Retired executive officers’ benefits under the Pentegra DB Plan are pre-funded and are paid out of the assets of the Pentegra DB Plan; however, benefits under the BEP are paid from the Seattle Bank’s general assets or from a rabbi trust established by the Seattle Bank. In general, only employees who were hired prior to January 1, 2004 are eligible to participate in the Pentegra DB Plan and only executive officers, and certain other highly compensated employees, hired prior to January 1, 2004, are eligible to participate in the BEP.

The following table shows the combined estimated annual retirement benefits from the Pentegra DB Plan and the BEP payable to qualifying executive officers, assuming retirement on January 1, 2006 at age 65 (normal retirement age), calculated in accordance with the formula currently in effect for specified levels of years of benefit service and average annual compensation.

Pension Plan Table

	Annual Payout (Years of Benefit Service)
Average Annual Compensation	15	20	25	30	35
$300,000	$112,500	$150,000	$187,500	$225,000	$262,500
400,000	150,000	200,000	250,000	300,000	350,000
500,000	187,500	250,000	312,500	375,000	437,500
600,000	225,000	300,000	375,000	450,000	525,000
700,000	262,500	350,000	437,500	525,000	612,500
800,000	300,000	400,000	500,000	600,000	700,000
900,000	337,500	450,000	562,500	675,000	787,500

The benefit amounts shown in the table above were computed using the following formula: 2.50% multiplied by years of benefit service multiplied by average annual compensation (base salary plus overtime and certain bonuses) for the highest three consecutive calendar years during the executive officer’s years of benefit service. They are also based on a payment in the form of the Pentegra DB Plan’s and the BEP’s “normal” forms of distribution, which is a single life annuity that is not subject to any reduction for Social Security benefits plus a death benefit. The Pentegra DB Plan and the BEP also permit the selection of other forms of payment with actuarially adjusted benefit amounts.

In addition to the benefits in the Pension Plan Table above, at the end of each calendar year, beginning with the calendar year in which the executive officer attains age 66, or, if later, the calendar year in which the executive officer begins receiving retirement benefits under the Pentegra DB Plan, the executive officer will receive an additional benefit under the Pentegra DB Plan and the BEP equal to 1% of his or her annual retirement benefit multiplied by the number of years from the calendar year in which the executive officer attained age 65 to the calendar year in which such increment is payable. This incremental benefit will continue to the executive officer’s surviving contingent annuitant following the executive officer’s death (if the executive officer had elected an optional form of payment with a contingent annuitant benefit).

Upon the death of a covered executive officer while employed by the Seattle Bank, the executive officer’s beneficiary will receive a lump sum death benefit under the Pentegra DB Plan and the BEP that is equal to 100% of the executive officer’s last 12 months of compensation (base salary plus overtime and bonuses), plus an additional 10% of such compensation for each year of benefit service completed by the executive officer, up to a maximum death benefit of 300% of compensation, plus a refund of his or her own contributions, if any, with interest. The beneficiary may elect to receive this death benefit in installments or in a single life annuity instead of in a lump sum. Upon the death of an executive officer after his or her employment with the Seattle Bank has terminated, the executive officer’s beneficiary will receive a death benefit under the Pentegra DB Plan and the BEP that is at least equal to 12 times the executive officer’s annual retirement benefit under such plans less any retirement benefits received under such plans by the executive officer prior to his or her death. This post-retirement death benefit will not apply to any executive officer who has elected to receive his or her retirement benefit in an optional form of retirement benefit. With respect to any such executive officer, the amount of any death benefit will be determined by the optional form of benefit elected.

As of December 31, 2005, the following executive officers named in the Summary Compensation Table who are eligible to participate in the Pentegra DB Plan and the BEP have the following years of benefit service and the following average annual compensation under the plans:

Current Executive Officers	Years of Benefit Service	Average Annual Compensation
Richard M. Riccobono	19.58	$228,616
Steven R. Horton	16.75	216,351
Sheryl A. Symonds	1.75	167,305
Mark R. Szczepaniak	9.33	225,561

Years of benefit service and average annual compensation for Messrs. Riccobono and Szczepaniak include periods of employment at other FHLBanks where they were previously employed.

Upon Mr. Faulstich’s original retirement from the Seattle Bank, he began receiving his annual retirement benefit under the Pentegra DB Plan of $105,372, which he continued to receive on a monthly basis upon re-employment with the Seattle Bank from February 14, 2005 to June 1, 2005. Mr. Faulstich did not accrue any additional benefits under the Pentegra DB Plan or the BEP during his period of re-employment with the Seattle Bank.

In connection with their termination of employment, Messrs. Rice, Bley and Crowe are entitled to vested retirement benefits under the Pentegra DB Plan and, other than Mr. Crowe, the BEP. Mr. Rice has elected to receive his benefit under the BEP in monthly payments of $2,586 for the remainder of his life. Upon Mr. Rice’s death, his beneficiary will receive a death benefit under the BEP equal to 12 times Mr. Rice’s annual benefit under the BEP, less the amount of the payments Mr. Rice received under the BEP prior to his death. In addition, Mr. Rice has elected to receive his benefit under the Pentegra DB Plan in the form of a joint and 100% survivor annuity, with a 10–year certain feature. Under this form of payment, Mr. Rice will receive monthly payments of $2,509 for the remainder of his life. Upon his death, monthly payments of the same amount will continue to his wife, if she survives him, for the remainder of her life. If both Mr. Rice and his wife die before a total of 120 monthly payments have been made under the Pentegra DB Plan, the present value of the unpaid installments will be paid to Mr. Rice’s beneficiary in a single, lump-sum payment. Mr. Bley has elected to defer receipt of his benefits under the Pentegra DB Plan, and is entitled to annual benefit payments under that plan of $53,796 per year (assuming commencement at age 65 in the plan’s normal form of distribution described above). Mr. Bley elected to receive his benefits under the BEP in a single, lump sum payment of $176,020. Mr. Crowe elected to receive his benefits under the Pentegra DB Plan in a single, lump sum payment of $125,869. Mr. Crowe was not eligible to receive any benefits under the BEP.

Agreements with Management

Employment Agreement with James E. Gilleran. On May 31, 2005, we entered into an employment agreement with James E. Gilleran, our President and Chief Executive Officer, effective as of June 1, 2005. The initial term of the employment agreement is for two years and seven months, beginning June 1, 2005, and the agreement may be renewed for successive one-year periods as mutually agreed to by Mr. Gilleran and us. The employment agreement provides for a salary of $525,000 per year. Mr. Gilleran’s salary will be reviewed annually at the end of each calendar year, but may not be decreased during the term of the agreement.

Mr. Gilleran is entitled to participate in short-term and long-term incentive compensation programs, which provide for cash bonuses on the achievement of performance measures over a one-year period and a three-year period, respectively. Both programs are based on the achievement of Seattle Bank and/or individual objectives, except that under the short-term incentive compensation program, the level of achievement of Seattle Bank objectives will be modified by “line of sight” performance objectives, to be established by mutual agreement between Mr. Gilleran and the Executive Committee of the Board of Directors (although for 2005, the “line of sight” performance objectives were established by mutual agreement between Mr. Gilleran and the full Board of Directors). Mr. Gilleran’s 2005 short-term incentive compensation award will have minimum, target and maximum thresholds of 20%, 35%, and 60% of annual base pay, and his 2005 long-term incentive compensation award (which would not be earned until 2008) will have minimum, target and maximum thresholds of 15%, 30%, and 45% of annual base pay. Mr. Gilleran’s compensation under the short-term incentive compensation program was prorated for seven months of service during 2005, and he received full credit for 2005 under the long-term incentive compensation program.

Mr. Gilleran is also eligible to participate in the Seattle Bank’s employee benefit plans and is entitled to three weeks’ paid vacation per year. The Seattle Bank will reimburse Mr. Gilleran for reasonable relocation expenses, up to an aggregate amount of $125,000 (with that amount to be grossed up to adjust for applicable income taxes).

Mr. Gilleran’s employment agreement will be terminated upon the occurrence of any one of the following events:

•	his death;

•	if he is incapacitated from illness, accident or other disability and is unable to perform his normal duties for a period of ninety consecutive days, upon 30 days’ written notice;

•	the expiration of the term of the employment agreement, or any extension or renewal thereof;

•	for cause; or

•	by the Seattle Bank without cause upon notice to Mr. Gilleran, which determination may be made by the Seattle Bank at any time at the Seattle Bank’s sole discretion, for any or no reason.

If Mr. Gilleran’s employment is terminated without cause, he is entitled to receive continuing payments of severance pay at a rate equal to his then-current base salary, for a period of 12 months from the date of such termination. If his employment is terminated as a result of a change of control, Mr. Gilleran will be entitled to receive a lump sum severance payment in an amount equal to 24 months of his then-current base salary. In addition, the Seattle Bank will pay Mr. Gilleran’s premiums for continued health insurance benefits for a period of 18 months.

Employment Agreement with Richard M. Riccobono. On July 19, 2005, we entered into an employment agreement with Richard M. Riccobono, our Executive Vice President, Chief Operating Officer, effective August 10, 2005. The initial term of the employment agreement is for two years and five months, beginning August 10, 2005, and the agreement may be renewed for successive one-year periods as mutually agreed to by Mr. Riccobono and us. The employment agreement provides for a salary of $335,000 per year. Mr. Riccobono’s salary will be reviewed annually at the end of each calendar year, but may not be decreased during the term of the agreement.

Mr. Riccobono is entitled to participate in short-term and long-term incentive compensation programs, which provide for cash bonuses on the achievement of performance measures over a one-year period and a three-year period, respectively. Both programs are based on the achievement of Seattle Bank and/or individual objectives. Mr. Riccobono’s 2005 short-term and long-term incentive compensation awards will have the minimum, target and maximum threshold percentages of annual base pay as provided in the applicable program. Mr. Riccobono’s compensation under the short-term incentive compensation program was prorated for five months of service during 2005, and he received full credit for 2005 under the long-term incentive compensation program.

Mr. Riccobono is also eligible to participate in the Seattle Bank’s employee benefit plans and is entitled to three weeks’ paid vacation per year. The Seattle Bank will reimburse Mr. Riccobono for reasonable relocation expenses, up to an aggregate amount of $125,000 (with that amount to be grossed up to adjust for applicable income taxes).

Mr. Riccobono’s employment agreement will be terminated upon the occurrence of any one of the following events:

•	his death;

•	if he is incapacitated from illness, accident or other disability and is unable to perform his normal duties for a period of ninety consecutive days, upon 30 days’ written notice;

•	the expiration of the term of the employment agreement, or any extension or renewal thereof;

•	for cause; or

•	by the Seattle Bank without cause upon notice to Mr. Riccobono, which determination may be made by the Seattle Bank at any time at the Seattle Bank’s sole discretion, for any or no reason.

If Mr. Riccobono’s employment is terminated without cause, he is entitled to receive continuing payments of severance pay at a rate equal to his then-current base salary, for a period of 12 months from the date of such termination. If his employment is terminated as a result of a change of control, Mr. Riccobono will be entitled to receive a lump sum severance payment in an amount equal to 24 months of his then-current base salary. In addition, the Seattle Bank will pay Mr. Riccobono’s premiums for continued health insurance benefits for a period of up to 18 months.

Employment Agreement with James R. Faulstich. On February 14, 2005, we entered into an employment agreement with James R. Faulstich, our Interim President and Chief Executive Officer, whose service in such position ended on June 1, 2005 with the appointment of James E. Gilleran as the Seattle Bank’s permanent President and Chief Executive Officer. The initial term of the employment agreement was for three and one-half months and could have been renewed for successive one-month periods as mutually agreed to by Mr. Faulstich and us. The employment agreement provided for a salary of $116,000 for the initial three and one-half month term or for any portion of the initial term served, if Mr. Faulstich did not serve the entire initial term due to the hiring of a permanent President and Chief Executive Officer during the initial term. If the agreement had been renewed, Mr. Faulstich would have received an additional salary of $38,667 per month or for any portion of the month served, if Mr. Faulstich did not serve the entire month due to the hiring of a permanent President and Chief Executive Officer during the month. The agreement terminated immediately upon the date Mr. Gilleran assumed his duties as the Seattle Bank’s President and Chief Executive Officer.

Resignation and Release Agreement with Norman B. Rice. Effective March 15, 2005, Norman B. Rice, our former President and Chief Executive Officer, retired from the Seattle Bank after stepping down from his position in early February 2005. In connection with his retirement, we entered into a resignation and release agreement with Mr. Rice, which provides for: (1) a lump-sum severance payment equal to 9.5 months of Mr. Rice’s base salary, or $367,333; (2) continued coverage under medical, dental and vision plans through December 31, 2005 and, beginning January 1, 2006, Mr. Rice and his family to be eligible to continue medical, dental and vision coverage through the Seattle Bank at Mr. Rice’s expense for a period of 18 months; (3) vested retirement benefits accrued as of March 15, 2005, under the Pentegra DB Plan, the BEP, the Thrift BEP and the 401(k) Plan, pursuant to the terms of those plans; and (4) a lump-sum payment of $38,163, which is equal to the difference between the Pentegra DB Plan early retirement benefits accrued as of March 15, 2005 and the accrued Pentegra DB Plan benefits to which Mr. Rice would have been entitled had he continued employment until his age and years of vesting service with the Seattle Bank totaled 70.

Pursuant to the resignation and release agreement, Mr. Rice released all claims, if any, against us that relate in any way to his employment with or separation from the Seattle Bank. As a condition of the receipt of the foregoing severance payments and benefits, Mr. Rice remains subject to certain confidentiality provisions.

Separation and Release Agreement with David A. Bley. Effective August 31, 2005, David A. Bley, our former Executive Vice President, Chief Operating Officer, was terminated by the Seattle Bank without cause in connection with a reduction in staffing. In connection with his termination without cause, we entered into a separation and release agreement with Mr. Bley, which provides for: (1) a severance payment equal to eight months of Mr. Bley’s base salary, or $192,867, payable in equal semi-monthly installments over an eight-month period; (2) continued coverage under medical, dental and vision plans through April 30, 2006 and, beginning May 1, 2006, Mr. Bley and his family to be eligible to continue medical, dental and vision coverage through the Seattle Bank at his expense for a period of 10 months, such health benefits to terminate earlier if Mr. Bley becomes eligible for coverage under a new employer’s medical plan; (3) vested retirement benefits accrued as of August 31, 2005, under the Pentegra DB Plan, the BEP, the Thrift BEP and the 401(k) Plan, pursuant to the terms of those plans; and (4) $15,000 in outplacement assistance.

Pursuant to the separation and release agreement, Mr. Bley released all claims, if any, against us that relate in any way to his employment with or separation from the Seattle Bank. As a condition of the receipt of the foregoing severance payments and benefits, Mr. Bley remains subject to certain confidentiality provisions.

Separation and Release Agreement with Kevin F. Crowe. Effective January 31, 2006, Kevin Crowe, our former Senior Vice President, General Counsel, was terminated by the Seattle Bank without cause in connection with a reduction in staffing. Between October 21, 2005 and January 31, 2006, Mr. Crowe used accrued but unused sick leave and vacation time, such that his effective last day of employment with the Seattle Bank was on January 31, 2006. In connection with Mr. Crowe’s termination, we entered into a separation and release agreement that provided: (1) a severance payment equal to two months of Mr. Crowe’s salary, or $32,332, payable in installments throughout February and March 2006; (2) continued coverage for Mr. Crowe and his family under medical, dental and vision plans through March 31, 2006 and, beginning April 1, 2006, continued health coverage through the Seattle Bank at his own expense for a period of 16 months, such health benefits to terminate earlier if Mr. Crowe becomes eligible for coverage under a new employer’s medical plan; (3) vested retirement benefits accrued as of October 21, 2005 under the Pentegra DB Plan and vested retirement benefits accrued as of January 31, 2006 under the 401(k) Savings Plan, pursuant to the terms of those plans; and (4) $15,000 in outplacement assistance.

Pursuant to the separation and release agreement, Mr. Crowe released all claims, if any, against us that relate in any way to his employment with or separation from the Seattle Bank. As a condition of the receipt of the foregoing severance payments and benefits, Mr. Crowe remains subject to certain confidentiality provisions.

Compensation of Directors

Compensation for directors was determined and limited in 2000 with the enactment of the GLB Act, subject to adjustments by the Finance Board based on the percentage annual increase in the Consumer Price Index. The maximum compensation limits for 2006 are $29,357 for a FHLBank’s chairman, $23,486 for a vice chairman, and $17,614 for all other directors. The maximum compensation limits for 2005 were $28,364 for a FHLBank’s chairman, $22,692 for a vice chairman, and $17,019 for all other directors. Within these limits, the Seattle Bank for 2006 and 2005 set per-meeting in-person board meeting fees at $3,000 for the Chairman and $2,000 for all other directors. Board conference call meeting fees were set at $1,500 for the Chairman and $1,000 for all other directors. Board committee meeting fees were set at $800 for the Chairman, $1,200 for Committee Chairman,

and $800 for all other directors. These fees compensate directors for the time spent reviewing board and committee materials, preparing for board and committee meetings, participating in other board and committee activities, and for actual time spent attending board and committee meetings. Directors are eligible to participate in the Seattle Bank’s Deferred Compensation Plan for the Board of Directors. Under this plan, directors may elect to defer all or a portion of their director’s fees earned. Amounts deferred under this plan accrue interest and become payable to the director upon the expiration of the deferral period, which is irrevocably established by the director at the time the director elects to defer director fees.

In addition, each director receives an annual allocation to be used in his or her discretion for director education. The allocation in 2006 is $3,000, and in 2005 was also $3,000. Directors also are reimbursed for reasonable Seattle Bank-related travel expenses. Total directors’ fees, stipends and reimbursed travel expenses paid by us were $550,500 for the year ended December 31, 2005.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Seattle Bank is a cooperative of members. All of our outstanding capital stock is owned by our members, except in limited circumstances, for example, for a period after a member is acquired by a nonmember. We conduct most of our business with members, as federal regulation generally requires us to transact business predominantly with our members. In addition, under federal regulation the majority of our directors are elected by and from our members. Accordingly, in the normal course of our business, we extend credit to and transact other business with members whose officers (or affiliates of such officers) serve as directors of the Seattle Bank. It is our policy to extend credit to and transact other business with members having directors, officers or employees serving on our Board of Directors (or persons, which are affiliated with such persons) on terms and conditions that are no more favorable than comparable transactions with similarly situated members having no board representation. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 21 of the Notes to Financial Statements for the Years Ended December 31, 2005, 2004, and 2003” for discussions of transactions with our members and their affiliates.

On August 25, 2005, we sold approximately 12,300 government-insured mortgage loans with an aggregate principal of approximately $1.4 billion from our MPP portfolio to Bank of America, N.A., an affiliate of one of our members, Bank of America Oregon, N.A., for cash. The commitment was obtained through an arms-length bidding process with the assistance of a third-party financial advisor. The commitment to sell these mortgage loans followed standard diligence review by the purchaser and final negotiation and execution of sale and transfer documentation consistent with transactions of this kind. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Mortgage Loans Held for Portfolio.”

On May 12, 2005, following the completion of an independent review process directed by the Board of Directors in connection with certain stock repurchases that occurred in October 2004 as described in “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Capital Resources—Class B Stock,” the Seattle Bank entered into a settlement agreement and release, which we refer to as a settlement agreement, with each of two member institutions who had executives who served on our Board of Directors: Bank of Hawaii and Washington Federal Savings. The settlement agreements released and discharged any potential claims by the Seattle Bank against the two member institutions and two former directors of the Seattle Bank affiliated with those institutions, Allan Landon, Chairman, President and Chief Executive Officer of Bank of Hawaii, and Roy Whitehead, Vice Chairman, President and Chief Executive Officer of Washington Federal Savings, and by each of the two institutions and the former directors against the Seattle Bank. The settlement agreements each provided for: (1) the resignation of the director affiliated with the member institution concurrent with the execution of the settlement agreement, and (2) the purchase by the member institution of Class B(1) stock from the Seattle Bank on or before May 19, 2005 in the same amount as the member institution sold to the Seattle Bank in October 2004, subject, in the case of Washington Federal Savings, to an offset of $834,300 of Class B(1) stock purchased by Washington Federal Savings on April 29, 2005, and excluding the approximately $8.2 million of Class B(1) stock repurchased from Washington Federal Savings pursuant to its March 2004 standing order. Accordingly, on May 18, 2005, Bank of Hawaii purchased $25,394,200 of Class B(1) stock, and Washington Federal Savings purchased $47,165,700 of Class B(1) stock. The settlement agreements also contain certain non-disclosure provisions.

ITEM 8. LEGAL PROCEEDINGS

From time to time, the Seattle Bank is subject to legal proceedings arising in the normal course of business. After consultations with legal counsel, we do not anticipate that the ultimate liability, if any, arising out of any current matters will have a material impact on our financial condition, results of operations, or cash flows.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED

STOCKHOLDER MATTERS

Market Information

All of our outstanding capital stock is owned by our members, except in limited circumstances, for example, for a period after a member is acquired by a nonmember. We conduct our traditional member finance and MPP business almost exclusively with our members. Our members purchase shares of our capital stock at its $100 par value per share to meet membership and activity-based purchase requirements. There is no market for our capital stock, and our capital stock is not publicly traded. We may be required to redeem capital stock at $100 par value per share five years after receipt of a written request from a member, subject to regulatory and capital plan limitations.

As of March 31, 2006, we had 371 stockholders holding 20,685,606 shares of our Class B(1) stock and 105 stockholders holding 1,306,554 shares of our Class B(2) stock. Of these shares, 642,106 were shares of Class B(1) stock and 39,860 were shares of Class B(2) stock reclassified for financial reporting purposes from equity to mandatorily redeemable Class B stock.

Dividends

Generally, subject to federal law and regulation, our Board of Directors may declare and pay quarterly, non-cumulative dividends from retained earnings and current income in its discretion. However, currently, following the Board of Directors’ adoption of a dividend policy implemented to meet the conditions of the Finance Board’s acceptance of the business plan, our declaration or payment of any dividends has been suspended indefinitely and any future dividend declaration or payment generally may be made only after prior approval by the OS Director. Furthermore, under the business plan, we will give priority to building retained earnings over payment of dividends until we have transitioned from a mortgage-focused to an advances-focused bank and in no event pay dividends of greater than 50% of then-current period earnings. In addition, if the Finance Board adopts its March 2006 rule proposal, which included certain dividend restrictions, we believe that the amount, type, and timing of any future dividends could be affected. See “Item 1. Business—Regulation—Recent Legislative and Regulatory Developments—Proposed Finance Board Rules Regarding Excess Stock and Retained Earnings.”

Under our capital plan, dividends may be declared and paid in cash, capital stock, or a combination of cash and capital stock. Dividends on Class B(1) stock will be in such amount and form as may be declared by the Board of Directors, except that dividends may not exceed the sum of (1) our earnings for that quarter plus (2) net earnings previously retained, less (3) the amount of any dividends that the Board of Directors declares on Class B(2) stock. Dividends on Class B(2) stock may be declared only at a rate equal to the lower of (A) the Class B(1) stock dividend or (B) 73.47% times the sum of the daily average of three-month LIBOR during the quarter minus 0.25%. Any dividends declared must be paid equally to the Class B(1) and Class B(2) stock, up to the maximum dividends permitted on the Class B(2) stock, after which dividends may be paid solely to the

Class B(1) stockholders. The Board of Directors is prohibited from (1) declaring any dividend if we are not in compliance with any of our minimum capital requirements or (2) paying any dividend that would cause us to fail to meet any of our minimum capital requirements.

During the first quarter of 2005 and during 2004, our Board of Directors declared dividends in the form of capital stock only. We did not declare dividends in the first quarter of 2006 or in the second, third, or fourth quarters of 2005. We do not issue fractional shares and when a dividend calculation would result in fractional shares, a payment equivalent to the fractional amount is paid in cash. The following tables represent the stock dividends declared for 2006, 2005, and 2004. The tables below show dividends on our Class B(1) stock and our Class B(2) stock.

Class B(1) Stock

	2006		2005		2004
Quarter	Amount*	Annualized Dividend Rate (%)	Amount*	Annualized Dividend Rate (%)	Amount*	Annualized Dividend Rate (%)
	(dollars in thousands)
First Quarter	$		$8,243	1.63	$22,106	4.0
Second Quarter					21,639	4.0
Third Quarter					19,165	3.5
Fourth Quarter

Total	$		$8,243	0.41	$62,910	2.87

Class B(2) Stock

	2006		2005		2004
Quarter	Amount*	Annualized Dividend Rate (%)	Amount*	Annualized Dividend Rate (%)	Amount*	Annualized Dividend Rate (%)
	(dollars in thousands)
First Quarter	$		$234	1.50	$276	0.64
Second Quarter					436	0.77
Third Quarter					601	1.10
Fourth Quarter

Total	$		$234	0.38	$1,313	0.63

*	Based on $100 par value.

In the fourth quarter of 2004, the Seattle Bank’s Board of Directors adopted a new dividend policy. Under that policy, dividend declarations in any quarter, if any, would be based on actual earnings from the previous quarter. In the past, the Board of Directors had declared the dividend prior to the quarter end based on projected financial results for the quarter. In order to implement the policy change, no dividends were paid during the fourth quarter of 2004, and the dividend for the first quarter of 2005 was declared based on earnings in the fourth quarter of 2004, subject to the then-current retained earnings policy, capital requirements, and dividend limits.

In March 2006, and again in May 2006 with additional proposed amendments, our Board of Directors approved and sent to the Finance Board for approval a proposed amendment to our capital plan that, if approved, would authorize a new class of stock—Class A stock—which would be available to members to support new advances. The precise amount of dividends on the Class A stock would remain subject to the discretion of the Board of Directors under the capital plan if amended as proposed. We do not currently know whether the Finance Board will approve the proposed amendments as proposed, with required revisions, or at all.

Payment of future dividends will be subject to the requirements and policies described above, the discretion of our Board of Directors, and satisfaction of regulatory and capital plan requirements. In addition, the amount and timing of dividends will depend on many factors, including our financial condition, earnings, capital requirements, retained earnings policy, regulatory constraints, legal requirements, and other factors that our Board of Directors deems relevant. Our Board of Directors may seek from the OS Director a waiver to declare dividends in 2006, provided that we are profitable.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

Disclosure requirements under this item are inapplicable with regard to the sale of the Seattle Bank’s common equity securities or securities issued through the Office of Finance for which the Seattle Bank may benefit or be obligated.

The Seattle Bank issues letters of credit in the ordinary course of business. From time-to-time, we provide standby letters of credit to support members’ letters of credit or obligations issued to support unaffiliated, third-party offerings of notes, bonds, or other securities to finance housing-related projects. The Seattle Bank provided $117.7 million, $109.9 million, and $129.9 million of such credit support during the first quarter of 2006, and in 2005 and 2004. To the extent that these letters of credit are securities for purposes of the Securities Act of 1933, the issuance of letters of credit by the Bank is exempt from registration pursuant to section 3(a)(2) of that Act.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Capital Rules

Until June 2002, when we implemented the new capital structure described below, we were subject to the pre-GLB Act capital rules. The Finance Board’s final rule implementing the GLB Act included a new capital structure requirement for the FHLBanks establishing risk-based and leverage capital requirements for the FHLBanks, addressed the classes of stock that the FHLBanks may issue and the rights and preferences that may be associated with each class of stock, and required each FHLBank to submit a capital plan to the Finance Board for approval by October 29, 2001. The GLB Act allows the FHLBanks to have two classes of stock, and each class may have subclasses. Class A stock is conditionally redeemable with six months’ written notice from the member, and Class B stock is conditionally redeemable with five years’ written notice from the member. The GLB Act made membership in all FHLBanks voluntary. Members that withdraw from membership may not reapply for membership for five years.

Seattle Bank’s Capital Plan

General. The Finance Board approved our capital plan and we converted to our new capital structure in 2002. Our capital plan offers two classes of Class B stock, Class B(1) and Class B(2), each of which has a par value of $100 per share, the same par value as our pre-conversion capital stock. Members are required to hold Class B(1) stock to meet membership and activity-based stock purchase requirements. Members are not required to hold any Class B(2) stock.

Each class of Class B stock can be issued, redeemed, and repurchased only at par value. Members can elect to redeem their Class B stock with five years’ notice. We can repurchase both classes of Class B stock prior to the expiration of the five-year redemption period, at our discretion, subject to restrictions contained in the FHLBank Act, Finance Board regulations and our capital plan. On May 18, 2005, to meet the Finance Board conditions for acceptance of the business plan, our Board of Directors adopted a policy that suspends indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. This policy will be in effect until formally revoked by our Board of Directors following approval of the OS Director. We do not expect to obtain waivers from the Finance Board for the repurchase of Class B stock prior to the end of the statutory five-year redemption period for the foreseeable future. See “—Proposed Change to Seattle Bank’s Capital Plan—Class A Stock” for a discussion of the proposed Class A stock redemption period.

In May 2006, our Board of Directors approved and sent to the Finance Board amendments to the capital plan, which include authorization of Class A stock, creation of an excess stock pool to permit members to use other members’ excess stock, and changes intended to simplify the capital plan, including replacement of Class B(1) and B(2) stock with one type of Class B stock. See “—Proposed Amendments to Seattle Bank’s Capital Plan” for discussion of the proposed capital plan amendments.

Risk-Based Capital Requirements. The GLB Act and the implementing Finance Board rule define total capital for regulatory capital adequacy purposes as the sum of (1) a FHLBank’s permanent capital, (2) the amounts paid in by its members for Class A stock, (3) any general loss allowance, if consistent with U.S. GAAP and not established for specific assets, and (4) other amounts from sources determined by the Finance Board as available to absorb losses. Under this definition, our permanent capital is defined as the amount paid in for Class B stock, plus the amount of our retained earnings, as determined in accordance with U.S. GAAP.

We became subject to the Finance Board’s new risk-based capital regulations upon completion of our capital conversion. Under these requirements, we must maintain at all times permanent capital in an amount at least equal to the sum of our (1) credit-risk capital requirement, (2) market-risk capital requirement, and (3) operations-risk capital requirement, calculated in accordance with the rules and regulations of the Finance Board. The credit-risk requirement is determined by adding together the (1) credit-risk capital charges for assets, (2) off-balance sheet items, and (3) derivative contracts based on, among other things, the credit percentages assigned to each item as required by the Finance Board. The market-risk requirement is determined by adding together (1) the market value of the portfolio at risk from movements in interest rates that could occur during times of market stress and (2) the amount, if any, by which our current market value of total capital is less than 85% of our book value of total capital. We calculate the market value of our portfolio at risk and the current market value of our total capital using an internal model. Our modeling approach and underlying assumptions are subject to Finance Board review and approval on an ongoing basis. The operations-risk capital requirement is equal to 30% of the sum of our credit-risk and market-risk capital requirements. As of March 31, 2006, we had a total risk-based capital requirement of $398.3 million, comprising $172.3 million of credit-risk capital, $134.1 million of market-risk capital, and $91.9 million of operations-risk capital. As of March 31, 2006, our permanent capital totaled $2.3 billion.

The GLB Act specifies a 5% minimum leverage ratio based on leverage capital, which includes a 1.5 weighting factor applicable to permanent capital, and a 4% minimum capital-to-assets ratio that does not include the 1.5 weighting factor applicable to the permanent capital. A minimum leverage ratio is intended to ensure that we maintain a sufficient amount of specified capital. We use the capital-to-assets ratio to monitor our use of financial leverage. As of March 31, 2006, our leverage ratio was 6.40% and our capital-to-assets ratio was 4.26%. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Capital Resources—Statutory Capital Requirements.”

We may not redeem or repurchase any of our capital stock without Finance Board approval if the Finance Board or our Board of Directors determines that the Seattle Bank has incurred or is likely to incur losses that result in or are likely to result in charges against our capital, even if we are in compliance with our minimum capital requirements, or if redeeming or repurchasing stock would cause us to be out of compliance with our minimum capital requirements. Accordingly, a member’s right to redeem its stock is conditional on our maintaining these leverage requirements.

Description of Securities. We currently issue two classes of capital stock to our members. These security classes are the Class B(1) stock and Class B(2) stock being registered under Section 12(g) of the Exchange Act under this registration statement. Our stock is not a marketable security. It is purchased and redeemed at its par value of $100 per share. Our stock cannot be sold or pledged as collateral, other than to us.

•

Class B(1) stock may be redeemed only upon five years prior written notice. Although historically, the Seattle Bank, in its sole discretion, has repurchased excess Class B(1) stock prior to the expiration of the redemption period as long as certain regulatory, capital plan and internal requirements were met, under the Seattle Bank’s recently adopted repurchase policy described below, the Seattle Bank will not repurchase Class B(1) stock prior to the redemption period. There are minimum and maximum Class B(1) stock holding limits for all members, as described under “—Stock Ownership Requirements.”

•	Class B(2) stock has the same redemption period as Class B(1) stock. Members cannot purchase and are not required to hold Class B(2) stock, and there are no minimum or maximum Class B(2) stockholding limits for any members. Class B(2) stock will earn the lower of the Class B(1) stock dividend or 73.47% times the sum of the daily average of three-month LIBOR during the quarter minus 0.25%. Although historically, the Seattle Bank, in its sole discretion, has repurchased excess Class B(2) stock prior to the expiration of the five-year redemption period as long as certain regulatory, capital plan and internal requirements were met, under the Seattle Bank’s recently adopted repurchase policy described below, the Seattle Bank will not repurchase Class B(2) stock prior to the redemption period, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director.

Stock Ownership Requirements. All our members are required to purchase Seattle Bank stock as a condition of membership. Our members’ stock ownership requirement consists of two components: (1) a membership requirement and (2) activity-based requirements. Currently, the overall ownership requirement is calculated as follows:

•	The greater of $500 or 0.50% of the member’s home mortgage loans and mortgage-loan pass-through securities, which we refer to as the membership requirement; plus

•	2.5% of the member’s advances outstanding, minus the membership requirement defined above (provided this amount cannot be less than zero and any member reducing this requirement by its membership requirement cannot hold any excess Class B(1) stock or any Class B(2) stock), which we refer to as the advances requirement; plus

•	5.0% of the outstanding balance of the member’s mortgage loans sold to us under the MPP, minus the membership requirement defined above (provided this amount cannot be less than zero), which we refer to as the MPP requirement.

On March 31, 2006, our Board of Directors lowered the advances requirement from 3.5% to 2.5% and lowered the membership requirement for 2006 from the greater of $500 or 0.75% of a member’s mortgage loans and mortgage-loan pass-through securities to the greater of $500 or 0.50% of such loans and securities. The Board intends to review the advances requirement periodically in light of factors such as our capital-to-assets ratio, our leverage ratio, any then-applicable limits on the amount of excess stock we are permitted to have outstanding, and whether and to what extent we have been able to issue Class A stock.

A member cannot use (i) any amount of its membership requirement used to satisfy its advances requirement to also satisfy its MPP requirement or (ii) any amount of its membership requirement used to satisfy its MPP requirement to also satisfy its advances requirement.

If borrowings or loan sales increase a member’s stock ownership requirement beyond the amount of stock that is held with us, the member is required to purchase additional stock to satisfy the new stock requirement in conjunction with the transaction. Members are notified at the time of the transaction of any changes in stock purchase requirements. If a stock purchase is required, we obtain purchase instructions from the member at the time of the transaction, and no further action is required of the member. We will automatically convert any Class B(2) stock held by a member into Class B(1) stock to cover any shortfall in a member’s required balance after any recalculation, if the member’s excess Class B(1) stock is insufficient to cover the shortfall.

We recalculate membership stock ownership requirements annually by April 30, using mortgage-loan data as of the most recent year-end. A form is mailed to all members requesting updated information on mortgage-based assets. Once the form has been returned, new total stock purchase requirements are calculated, and a confirmation is sent to members. In addition, we will recalculate the advances and MPP requirements using applicable data at the time we enter into a transaction with a member. Members with stock deficiencies are notified and arrangements for purchasing the required stock are made at that time. We may suspend access to products and services if a member does not comply with the stock ownership requirement.

Additional stock purchases beyond those required or permitted by our capital plan are not allowed. The procurement of advances for the purpose of increasing the stock requirement and hence the amount of stock purchased is discouraged. Excess stock may be redeemed if the Seattle Bank determines in its sole discretion that an advance was drawn for the primary purpose of obtaining that stock.

Stock Ownership Limitations. The Seattle Bank’s capital plan limits the amount of excess Class B(1) stock that can be held beyond a member’s stock ownership requirement. Any Class B(1) stock held beyond the excess stock limit is termed surplus stock. Effectively, members are allowed to hold excess Class B(1) stock in an amount approximately equal to 100% of the amount of the required stock for the member, with one exception: instead of using advances outstanding, we use the average daily balance of advances during the preceding calendar quarter. Accordingly, depending on advance activity, the amount of allowable excess Class B(1) stock may be slightly greater or less than 100% of required Class B(1) stock. The quarterly calculation for determining the maximum amount of excess Class B(1) stock is as follows:

•	The lesser of $50 million or 0.50% of the member’s mortgage loans and mortgage-loan pass-through securities, plus the greater of

•	2.5% of the average daily balance of the member’s advances outstanding during the preceding calendar quarter or

•	5.0% of the outstanding balance of the member’s mortgage loans sold to us under the MPP at quarter end.

A member may elect to convert some or all of its Class B(2) stock to Class B(1) stock if there is an increase in the amount of excess stock that the member is permitted to hold. Any surplus B(1) stock is automatically transferred to Class B(2) stock following five business days notice by us to the member. The Seattle Bank intends to notify members on the first business day of the quarter. Accordingly, the surplus stock is converted to Class B(2) stock on the seventh business day of the quarter. The surplus Class B(1) stock will earn the Class B(1) dividend rate until the shares have been transferred to Class B(2).

Members that do not wish to hold Class B(2) stock may request that we repurchase the resulting surplus shares for cash. We provide a form that can be used to provide standing instructions regarding surplus stock. This form can be used to inform the Seattle Bank that a member does not wish to own Class B(2) stock. If a dividend payment would result in surplus stock for a member that has submitted the form, we have historically initiated an automatic repurchase request for the member at quarter end. All repurchases have currently been suspended, as described in more detail below.

Stock Redemptions. Members who wish to redeem Class B(1) or Class B(2) stock must send written notification to the Seattle Bank. Class B(1) or Class B(2) stock can be redeemed upon five years prior written notice. Historically, we, in our sole discretion, have repurchased excess Class B(1) or Class B(2) stock prior to the expiration of the redemption period, typically within one month after we received a redemption request, as long as the repurchase would not have caused the member to fail to satisfy its total stock ownership requirement and would not have caused us to fail any minimum capital requirement set forth in federal law or regulation or under applicable Seattle Bank policy. However, on May 18, 2005, in order to meet the conditions of the Finance Board’s acceptance of the business plan, the Board of Directors adopted a policy suspending indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. We do not expect to obtain waivers from the Finance Board for the repurchase of Class B stock prior to the end of the statutory five-year redemption period for the foreseeable future.

When redemptions are permitted, members may choose to redeem specific stock lots, or may use a first in, first out, or FIFO, method or a last in, first out method to designate which shares of stock to redeem. Per Internal Revenue Service requirements, if a member does not specify the shares of stock subject to redemption, the FIFO method will be used to determine which shares will be redeemed. Members can provide us with standing instructions on the methodology for handling redemptions using a standard instruction form.

We may charge members a fee for revoking a notice of intention to redeem stock and withdrawal from the FHLBank System. We believe a redemption fee is necessary in order to ensure that notices of withdrawal are genuine so that we can carry out financial management strategies with an accurate picture of our capital base going forward. The cancellation fee uses a sliding scale, based on a percentage of the dividend earned while the notice of withdrawal was outstanding. Under this plan, a revocation of the notice during the first year would result in a fee of 20% of the dividend earned while the request was outstanding. The fee would increase in 20% increments each year until the final year when the fee would be 100% of the dividend earned.

We may suspend redemption of stock by a member if we reasonably believe that the continued redemption of stock would (1) cause us to fail to meet our minimum capital requirements, (2) prevent us from maintaining adequate capital against a potential risk that may not be adequately reflected in our minimum capital requirements, or (3) otherwise prevent us from operating in a safe and sound manner.

All stock that is not needed to support an outstanding advance or other business transaction with us can be redeemed by a member that withdraws its membership in the Seattle Bank, subject to the five-year redemption period and our right to repurchase the stock prior to the end of the redemption period, and provided that such withdrawal would not cause us to fail to comply with our capital requirements. An institution that chooses to withdraw from membership cannot rejoin the Seattle Bank for a period of five years from the date on which its membership is terminated and it has divested all of its shares of our stock. Regardless of the expiration of the five-year period, we will not redeem or repurchase any stock of a withdrawing member until all of that member’s outstanding indebtedness and obligations to us have been paid in full.

Involuntary Termination. The Seattle Bank may terminate a member in accordance with federal regulation and the provisions of our capital plan. A stockholder’s membership may also be terminated by operation of law as a result of a consolidation or merger (1) between members or (2) of a member into a nonmember or member of another FHLBank. In each case, the five-year redemption period will begin at the effective date of the involuntary termination, which typically would be on the date the member’s charter terminates. Involuntarily terminated members are not entitled to engage in any further business transactions with us, and, except in mergers between members, must begin to make arrangements to pay off all outstanding indebtedness and obligations to us by the end of the redemption period.

Exchange of Ownership. In the event of a merger or consolidation of two or more members, the total purchase requirement is calculated for the surviving or consolidated institution using data as of the effective date of the merger or consolidation. Excess stock, if any, of the surviving or consolidated institution will be subject to the excess stock limitations noted above. In addition, effective March 2005, our capital plan was amended to provide that (1) a merging member with the consent of the Seattle Bank and prior to a proposed merger into a nonmember in which the nonmember will be the successor, may transfer its activity-based stock purchase membership requirement to another member that is an affiliate of either the merging member or the merging nonmember; (2) a nonmember, with the consent of the Seattle Bank and following a merger of a member in which the nonmember was the successor, may transfer the activity-based stock of the former member to a member that is an affiliate of the successor nonmember (the Seattle Bank may require such a nonmember to make such transfer to an affiliated member); and (3) a nonmember may transfer excess stock held by the nonmember post-merger to a member that is an affiliate of the nonmember.

Dividends. Our Board of Directors may declare and pay, in either cash or capital stock, dividends only from retained earnings or current net earnings. We have historically paid stock dividends. However, following the Board of Directors’ adoption on May 18, 2005 of a dividend policy implemented to meet the conditions of the

Finance Board’s acceptance of the business plan, our declaration or payment of any dividends has been suspended indefinitely, and any future dividend declaration or payment generally may be made only after prior approval by the OS Director. Our Board of Directors may seek from the OS Director a waiver to declare dividends in 2006, provided that we are profitable.

Dividends on Class B(1) stock for a quarter will be in the amount and form as may be declared by the Board of Directors, except that dividends may not exceed the sum of: (1) our net earnings in that quarter, plus (2) net earnings previously retained by us, less (3) the amount of any dividends that the Board of Directors declares on Class B(2) stock that quarter. Dividends on Class B(2) stock may be declared only at a rate as described above in “—Description of Securities.” However, under the business plan, we will give priority to building retained earnings over payment of dividends until we have transitioned from a mortgage-focused to an advances-focused bank and in no event pay dividends of greater than 50% of then-current period earnings.

In addition, under a new dividend policy adopted by our Board of Directors in the fourth quarter of 2004, dividend declarations in any quarter would be based on actual earnings and average capital stock outstanding from the previous quarter. In the past, the Board of Directors declared the dividend prior to the quarter end based on projected financial results for the quarter. Dividends on fractional shares are paid in cash to a member’s corporate demand deposit account. Dividends are paid on a pro rata basis for any stock purchased or redeemed during the quarter. See “—Proposed Finance Board Rule Restricting Excess Stock and Dividends” for additional information on possible dividend restrictions.

Voting Rights. Under the FHLBank Act, with the exception of the election of directors, there are no matters required to be submitted to stockholders for vote. We have 10 elective directorships out of a total of 18 possible directorships. The remaining eight directors are appointed by the Finance Board, although there are currently only two appointed directors serving because the Finance Board has not named replacements to fill the six vacant appointed director seats. See “Item 5. Board of Directors and Executive Officers—Corporate Governance—Board Composition,” for further discussion relating to our Board of Director’s current composition.

Member voting rights with regard to the election of directors are governed by the FHLBank Act and Finance Board regulations. Prior to each director election, we distribute nomination certificates to our eligible members to solicit potential director nominees. Once a slate of director nominees is established, each member has the right to vote its stock for the number of directors allocated to the member’s state, subject to certain limitations on the maximum number of shares that can be voted. Of the 10 directors nominated and elected by our stockholders, each of the eight states in the Seattle Bank district is allocated one elected director, with the exception of Washington State, which is entitled to three elected directors, based on an allocation that is made by the Finance Board. The number of votes allowed for each member is calculated as follows: each member entitled to vote in a director election may cast for each open directorship in that election a number of votes equal to the number of shares that it was required to hold as of the prior December 31, which we refer to as the record date, except that no member’s votes may exceed the average of the number of shares required to be held by all members located in that state as of the record date. Each member is only eligible to vote for the open director seats in the state in which its principal business is located. Excess stock is not counted for purposes of voting or for determining the voting limit. The director nominees receiving the most votes are elected. Cumulative voting is not allowed, and members may not split votes between director nominees. The Board of Directors has the authority to fill vacancies of the Board of Directors.

Rights of Members in the Event of Liquidation, Merger or Consolidation of the Seattle Bank. As set forth in federal regulations, upon our liquidation, merger or consolidation, holders of Seattle Bank stock are entitled to receive the par value of their stock, undistributed retained earnings, if any, plus any declared but unpaid dividends, provided that payment obligations to our creditors have been fully satisfied. The U.S. government does not guarantee, directly or indirectly, any FHLBank obligations.

Modification of Rights of Members. The rights of members are delineated in our capital plan. Any modification to our capital plan requires an amendment by our Board of Directors and approval from the Finance Board.

Proposed Amendments to Seattle Bank’s Capital Plan

In March 2006, our Board of Directors approved and sent to the Finance Board for approval a proposed amendment to our capital plan that, if approved, would authorize a new class of stock—Class A stock—which would be available to members to support new advances. Members would have to use all their Class B stock to support advances before being able to purchase Class A stock. Members would also have to use all outstanding Class A stock to support advances before purchasing more Class A stock. The Class A stock would be redeemable six months after a redemption request, unlike the Class B stock, which has a five-year redemption period. We currently expect that we would repurchase Class A stock prior to the expiration of the six-month redemption period if it becomes excess stock. We anticipate that Class A stock would be subject to the same advances-activity-based stock purchase requirement as for Class B stock. The precise amount of dividends on the Class A stock would remain subject to the discretion of the Board of Directors under the capital plan if amended as proposed.

In May 2006, the Board of Directors approved and sent to the Finance Board additional amendments to the capital plan, which include creation of an excess stock pool to permit members to use other members’ excess stock to support new advances and changes intended to simplify the capital plan, including replacement of Class B(1) and B(2) stock, with one type of Class B stock, , eliminating the concept of surplus stock, and simplifying the formula for calculating a member’s total stock purchase requirement. The excess stock pool would have the following requirements: (i) it could only be used to meet a member’s advance stock purchase requirement; (ii) no member could use more than 25% of the excess stock pool; (iii) total use of the excess stock pool at any time would be limited to 50% of the total excess stock of all members; and (iv) the excess stock pool would expire in two years unless an extension is approved by the Board of Directors and the Finance Board. We do not anticipate that a member would purchase Class A stock if it could support its new advances through the use of the excess stock pool.

The proposed amendments will not become effective until approved by the Finance Board. We do not currently know whether the Finance Board will approve the proposed amendments to the capital plan as proposed, with required revisions, or at all.

Proposed Finance Board Rule Restricting Excess Stock and Dividends

In March 2006, the Finance Board approved a proposed rule that would limit the amount of excess stock that a FHLBank can have outstanding to one percent of the FHLBank’s total assets and that would prescribe a minimum amount of retained earnings for each FHLBank equal to $50 million plus one percent of the FHLBank’s non-advance assets. The proposed rule would also prohibit a FHLBank from selling excess stock to its members and from paying stock dividends, and would restrict each FHLBank’s ability to pay any dividends when its retained earnings were below the prescribed minimum. The public will have until July 13, 2006 to comment on the proposed rule. At this time, we cannot be sure in what form the Finance Board’s proposal rule will be approved, if at all, or what, if any, changes it will cause to the Seattle Bank’s capital plan.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 7(k) of the FHLBank Act provides that the board of directors of each FHLBank shall determine the terms and conditions under which it may indemnify its directors, officers, employees or agents. The Seattle Bank’s Bylaws require us, subject to the limitations described below, to indemnify and hold harmless any person against whom an action is brought or threatened because that person is or was a director, Affordable Housing Advisory Council member, officer or employee, of the Seattle Bank, or is or was serving at the request of the Seattle Bank as a director, officer, trustee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other organization, for (1) all losses, claims, damages, or liabilities for which that person becomes liable under a judgment or settlement in such action and (2) costs and expenses actually and reasonably incurred or suffered by that person in defending or settling the action, or in enforcing that person’s rights under the Bylaws if that person attains a favorable judgment as to such indemnification. In addition, the indemnification will continue as to that person who has ceased to be a director, Affordable Housing Advisory Council member, officer or employee, of the Seattle Bank or a director, officer, trustee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other organization and will inure to the benefit of that person’s heirs, executors, and administrators.

Directors, Affordable Housing Advisory Council members, officers and employees of the Seattle Bank, or persons who are serving or served at the request of the Seattle Bank as a director, officer, trustee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other organization, will be entitled to receive advance payments of reasonable costs and expenses related to defense against a qualifying action upon satisfaction of conditions specified in our Bylaws, including making a written application to us for such payments.

In the event of a judicial or administrative proceeding or threatened proceeding that alleges (1) willful misconduct or (2) bad faith conduct, a director, Affordable Housing Advisory Counsel member, officer or employee of Seattle Bank will be entitled to indemnification only if: (A) that person has received a final judgment on the merits in that person’s favor or (B) in the case of settlement, judgment against that person or final judgment in that person’s favor other than on the merits, a majority of a quorum of our disinterested directors duly adopts a resolution determining that such person was acting in good faith within the scope of that person’s employment or authority as that person could reasonably have perceived it under the circumstances and for a purpose that person could reasonably have believed under the circumstances was in our best interest or the best interest of our members or the FHLBank System. Any director of the Seattle Bank having a personal interest in such application for indemnification is disqualified from voting on the required resolution. In the event that the necessary resolution cannot be duly adopted by a majority of a quorum of our disinterested directors, then the indemnification determination will be made by independent legal counsel pursuant to the standards set forth in our Bylaws. Notwithstanding the foregoing, no indemnification will be provided to any person for acts or omissions of that person finally adjudged to be intentional misconduct or a knowing violation of law, for any transaction in which that person was judged to have personally received a benefit in money, property, or services to which he or she was not legally entitled, or if the Seattle Bank is otherwise prohibited by law from providing indemnification.

The Seattle Bank may maintain insurance, enter into contracts with any director, officer, partner, trustee, employee or agent of the Seattle Bank, and create a trust fund, grant a security interest, or use other means to protect itself or any indemnified person against any expense, liability or loss.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

The financial statements and accompanying notes listed below, including the Report of Independent Registered Public Accounting Firm, are set forth on pages F-1 to F-83 of this registration statement.

Supplemental Financial Data

Quarterly Financial Data

Supplemental financial data for each of the full quarters indicated is included in the tables below.

2006 Quarter Ended March 31,

(in thousands, except per share data)
Interest income	$579,816
Interest expense	559,557

Net interest income	20,259
Non-interest income	2,324
Non-interest expense	11,695
Assessments	2,883

Net income	$8,005

Dividends per share

	2005 Quarter Ended
	December 31	September 30	June 30	March 31
	(in thousands, except per share data)
Interest income	$544,294	$505,731	$460,987	$449,907
Interest expense	529,092	481,627	439,306	414,104

Net interest income	15,202	24,104	21,681	35,803
Non-interest income	(7,250)	10,009	(27,681)	(2,862)
Non-interest expense	20,386	14,554	15,337	16,217
Assessments	(3,291)	5,268	(5,634)	4,455

Net income	$(9,143)	$14,291	$(15,703)	$12,269

Dividends per share				0.54

	2004 Quarter Ended
	December 31	September 30	June 30	March 31
	(in thousands, except per share data)
Interest income	$443,187	$423,799	$399,480	$406,493
Interest expense	408,526	386,753	359,935	362,109

Net interest income	34,661	37,046	39,545	44,384
Non-interest income	3,013	(4,112)	6,960	(2,351)
Non-interest expense	13,836	10,110	11,845	10,764
Assessments	6,324	6,055	9,196	8,296

Net income	$17,514	$16,769	$25,464	$22,973

Dividends per share		0.83	0.92	0.93

Assets

Supplemental financial data on our investment securities are included in the tables below.

Held-to-Maturity Securities

The tables below present the composition of our held-to-maturity securities by major security type and the maturities and yield, as of each of the dates indicated.

	As of March 31,	As of December 31,
	2006	2005	2004
	(in thousands)
Commercial paper	$94,518	$194,106	$
Other U.S. agency obligations	192,476	221,671		387,330
Government-sponsored enterprise obligations	2,696,536	2,698,649		4,658,793
Other FHLBanks’ consolidated obligation bonds	5,274,948	5,274,944		8,025,248
State or local housing agency obligations	15,316	16,900		29,100
Other				255,352

Subtotal	8,273,794	8,406,270		13,355,823
Mortgage-backed securities	6,599,088	6,471,324		6,932,029

Total	$14,872,882	$14,877,594		$20,287,852

	As of March 31, 2006			As of December 31, 2005			As of December 31, 2004
	Book Value		Percent Yield	Book Value		Percent Yield	Book Value		Percent Yield
Commercial paper
Within one year		$94,518	4.67		$194,106	4.09

Total		$94,518	4.67		$194,106	4.09

Other U.S. agency obligations
Within one year		$13,593	5.91		$22,918	4.89	$
After one but within five years		51,410	6.32		31,851	6.01		74,036	2.39
After five but within 10 years		62,781	6.16		98,540	6.26		298,648	6.10
After 10 years		64,692	5.89		68,362	6.51		14,646	2.94

Total		$192,476	6.10		$221,671	6.16		$387,330	5.27

Government-sponsored enterprise obligations
Within one year		$997,769	2.94	$				$2,050,464	4.18
After one but within five years		1,311,120	3.20		2,311,094	3.08		2,279,628	3.29
After five but within 10 years		387,647	6.05		387,555	6.05		328,701	4.12
After 10 years

Total		$2,696,536	3.51		$2,698,649	3.51		$4,658,793	3.74

Other FHLBanks’ consolidated obligation bonds
Within one year		$2,250,000	3.11		$1,000,000	2.75		$2,000,319	1.87
After one but within five years		3,024,948	3.88		4,274,944	3.69		6,024,929	3.47
After five but within 10 years

Total		$5,274,948	3.55		$5,274,944	3.51		$8,025,248	3.07

State or local housing agency obligations
After 10 years		$15,316	6.34		$16,900	6.12		$29,100	5.04

Total		$15,316	6.34		$16,900	6.12		$29,100	5.04

Other
After one but within five years	$			$				$13,246	6.30
After five but within 10 years								173,197	6.52
After 10 years								68,909	2.74

Total	$			$				$255,352	5.49

Mortgage-backed securities
After one but within five years		$90	10.18		$95	9.92	$
After five but within 10 years		33,120	4.81		35,026	4.83		45,167	4.81
After 10 years		6,565,878	4.74		6,436,203	4.59		6,886,862	4.38

Total		$6,599,088	4.74		$6,471,324	4.59		$6,932,029	4.39

Trading Securities

The tables below present the composition of our trading securities by major security type, the maturities and yield as of each of the dates indicated.

	As of March 31, 2006	As of December 31,
		2005*	2004
	(in thousands)
Government-sponsored enterprises obligation	$	$	$255,680

Total	$	$	$255,680

	March 31, 2006*		December 31, 2005*		December 31, 2004
	Book Value	Percent Yield	Book Value	Percent Yield	Book Value	Percent Yield
	(dollars in thousands)
Government-sponsored enterprises obligation
After 10 years	$		$		$255,680	5.67

Total	$		$		$255,680	5.67

*	We sold our one trading security in December 2005.

Loan Portfolio Analysis

The table below presents our outstanding advances, mortgage loans, and loans 90 days or more past due and accruing interest as of each of the dates indicated.

	As of March 31, 2006	As of December 31,
		2005	2004
	(in thousands)
Advances, par value	$21,990,058	$21,454,797	$14,759,036
Mortgage loans, principal balance	6,970,031	7,182,542	10,375,000
Mortgage loans past due 90 days or more and still accruing interest*	59,189	67,492	68,523

*	The Seattle Bank had no nonaccrual mortgage loans as of March 31, 2006, and December 31, 2005 and 2004.

The following table presents mortgage-loan delinquencies as of each of the dates indicated.

	As of March 31, 2006	As of December 31,
Mortgage Loan Delinquencies		2005	2004
	(in thousands)
30 – 59 days delinquent	$76,425	$92,940	$170,928
60 – 89 days delinquent	22,204	31,419	39,567
90 days or more delinquent	59,189	67,492	68,523

Total delinquencies	$157,818	$191,851	$279,018

Delinquencies as a percent of total principal balance of mortgage loans outstanding	2.26%	2.67%	2.69%

The following table presents the top 10 holdings by state as of March 31, 2006, and December 31, 2005 and 2004, for mortgage loans purchased from members.

	As of March 31, 2006
State	Outstanding Balance	Loan Count	Percent of Balance
	(dollars in thousands)
California	$1,739,449	9,176	25.0
Illinois	511,870	2,896	7.3
Washington	458,592	3,398	6.6
New York	372,490	1,987	5.3
Massachusetts	351,588	1,814	5.0
New Jersey	272,254	1,542	3.9
Florida	226,008	1,562	3.2
Texas	212,978	1,526	3.1
Colorado	212,054	1,215	3.0
Michigan	200,873	1,180	2.9

	As of December 31, 2005
State	Outstanding Balance	Loan Count	Percent of Balance
	(dollars in thousands)
California	$1,792,072	9,451	25.0
Illinois	527,447	2,979	7.3
Washington	474,044	3,508	6.6
New York	383,091	2,043	5.3
Massachusetts	359,621	1,846	5.0
New Jersey	279,905	1,587	3.9
Florida	233,944	1,620	3.3
Colorado	218,859	1,580	3.1
Texas	218,838	1,247	3.1
Michigan	204,321	1,197	2.8

	As of December 31, 2004
State	Outstanding Balance	Loan Count	Percent of Balance
	(dollars in thousands)
California	$2,277,717	11,665	22.0
Illinois	730,756	4,173	7.0
Washington	615,894	4,302	5.9
Texas	500,855	4,180	4.8
New York	484,914	2,565	4.7
Massachusetts	442,055	2,199	4.3
Florida	413,143	3,024	4.0
New Jersey	399,000	2,260	3.8
Colorado	346,172	1,971	3.3
Georgia	345,285	2,466	3.3

Each of the remaining states represents less than 2.8% of the outstanding balance as of March 31, 2006, and December 31, 2005 and 2004.

The following table represents the geographic concentration of the total mortgage loan portfolio as of March 31, 2006, and December 31, 2005 and 2004.

	As of March 31, 2006 (1)	As of December 31,
State		2005 (1)	2004 (1)
	(in percentages)
Midwest (2)	16.2	16.2	16.2
Northeast (3)	19.9	19.8	18.0
Southeast (4)	14.3	14.4	17.4
Southwest (5)	10.9	10.9	14.8
West (6)	38.7	38.7	33.6

Total	100.0	100.0	100.0

(1)	Percentages calculated based on the unpaid principal balance at the end of each period.
(2)	Midwest includes Illinois, Indiana, Iowa, Michigan, Minnesota, Nebraska, North Dakota, Ohio, South Dakota, and Wisconsin.
(3)	Northeast includes Connecticut, Delaware, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont, Puerto Rico, and the Virgin Islands.
(4)	Southeast includes Alabama, Florida, Georgia, Kentucky, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, Washington D.C., and West Virginia.
(5)	Southwest includes Arizona, Arkansas, Colorado, Kansas, Louisiana, Missouri, New Mexico, Oklahoma, Texas, and Utah.
(6)	West includes Alaska, California, Hawaii, Idaho, Montana, Nevada, Oregon, Washington, Wyoming, and Guam.

Liabilities

Short-Term Borrowings

Borrowings with original maturities of one year or less are considered short-term. The table below presents a summary of short-term borrowings as of each of the dates indicated.

	As of March 31, 2006	As of December 31,
		2005	2004
	(dollars in thousands)
Discount notes
Outstanding balance at year-end	$11,414,410	$10,620,951	$2,801,458
Weighted-average interest rate at year-end	4.48%	3.95%	1.65%
Daily average outstanding balance for the year	$11,222,831	$7,940,115	$4,976,971
Weighted-average interest rate for the year	4.42%	3.40%	1.28%
Highest outstanding balance at any month end	$11,788,351	$13,262,902	$6,772,518

Other short-term borrowings
Outstanding balance at year-end	$195,250	$393,500	$79,300
Weighted-average interest rate at year-end	4.60%	4.34%	1.37%
Daily average outstanding balance for the year	$341,480	$544,639	$791
Weighted-average interest rate for the year	4.40%	2.79%	1.40%

Member Term Deposits

The table below presents our member term deposits over $100,000 categorized by time to maturity as of each of the dates indicated.

	March 31, 2006	December 31,
		2005	2004
	(in thousands)
Within three months	$64,136	$73,505	$131,293
After three months but within six months	7,155	5,903	6,525
After six months but within 12 months	2,500	3,870	2,775

Total	$73,791	$83,278	$140,593

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL

DISCLOSURE

There were no changes in or disagreements with the Seattle Bank’s independent accountants on accounting and financial disclosures during the two most recent fiscal years.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

The financial statements and accompanying notes included as part of this registration statement are identified in the Table of Contents to the Financial Statements on page F-1 of this registration statement and are incorporated into this Item 15 by reference.

(b)	Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description of Exhibit

3.1*	Form of Organization Certificate of the Federal Home Loan Bank of Seattle (formerly the Federal Home Loan Bank of Spokane), adopted December 31, 1963.

3.2*	Bylaws of the Federal Home Loan Bank of Seattle, as adopted March 31, 2006.

4.1*	Capital Plan of the Federal Home Loan Bank of Seattle, adopted March 5, 2002, as amended November 22, 2002, December 8, 2004, March 9, 2005, and June 8, 2005.

10.1*	Written Agreement between the Federal Home Loan Bank of Seattle and the Federal Housing Finance Board, effective December 10, 2004.

10.2*	Employment Agreement between the Federal Home Loan Bank of Seattle and James R. Faulstich, dated as of February 14, 2005.

10.3*	Resignation and Release Agreement between the Federal Home Loan Bank of Seattle and Norman B. Rice, effective March 15, 2005.

10.4*	Settlement Agreement and Release among the Federal Home Loan Bank of Seattle, Allan Landon and Bank of Hawaii, dated as of May 12, 2005.

10.5*	Settlement Agreement and Release among the Federal Home Loan Bank of Seattle, Roy M. Whitehead and Washington Federal Savings, dated as of May 12, 2005.

Exhibit Number	Description of Exhibit

10.6*	Employment Agreement between Federal Home Loan Bank of Seattle and James E. Gilleran dated as of May 31, 2005.

10.7*	Employment Agreement between Federal Home Loan Bank of Seattle and Richard M. Riccobono, dated as of July 19, 2005, effective as of August 10, 2005.

10.8*	Separation and Release Agreement between Federal Home Loan Bank of Seattle and David Bley, effective August 31, 2005.

10.9*	Separation and Release Agreement between Federal Home Loan Bank of Seattle and Kevin Crowe, dated as of November 3, 2005.

10.10*	Office Lease Agreement between the Federal Home Loan Bank of Seattle and Fifteen-O-One Fourth Avenue LP, as amended, dated as of July 15, 1991.

10.11*	Retirement Fund Benefit Equalization Plan of the Federal Home Loan Bank of Seattle, as amended, effective November 23, 1991.

10.12*	Thrift Plan Benefit Equalization Plan of the Federal Home Loan Bank of Seattle, as amended, effective July 1, 1994.

10.13	Deferred Compensation Plan for the Board of Directors of the Federal Home Loan Bank of Seattle, as amended, effective March 21, 1997.

10.14*	Bank Incentive Compensation Plan: Annual Plan for Exempt Staff and Officers of the Federal Home Loan Bank of Seattle.

10.15*	Bank Incentive Compensation Plan: Long-Term Incentive Plan of the Federal Home Loan Bank of Seattle.

10.16*	Bank Incentive Compensation Plan: Annual Plan for President and Chief Executive Officer of the Federal Home Loan Bank of Seattle.

10.17*	Form of Advances, Security and Deposit Agreement.

10.18**	Purchase Price and Terms Letter between Federal Home Loan Bank of Seattle and Bank of America, National Association, dated August 25, 2005.

10.19	Federal Housing Finance Board Waiver Concerning the Direct Placement of Consolidated Obligations, dated December 15, 2005 (relating to Exhibit 10.1).

12.1	Computation of Ratio of Earnings to Fixed Charges.

*	Previously filed.
**	Previously filed and portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FEDERAL HOME LOAN BANK OF SEATTLE

Date: May 25, 2006	By:	/s/ JAMES E. GILLERAN
	Name:	James E. Gilleran
	Title:	President and Chief Executive Officer

FEDERAL HOME LOAN BANK OF SEATTLE

to

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

the Federal Home Loan Bank of Seattle:

In our opinion, the accompanying statements of condition and the related statements of income, capital and of cash flows present fairly, in all material respects, the financial position of the Federal Home Loan Bank of Seattle at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Bank adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on January 1, 2004.

PricewaterhouseCoopers LLP

San Francisco, California

March 31, 2006

Statements of Condition

As of December 31,	2005	2004
(in thousands, except par value data)
Assets
Cash and due from banks (Note 3)	$4,124	$4,562
Restricted Cash (Note 4)	15,360
Interest-bearing deposits	1,415,007	200,000
Securities purchased under agreements to resell (Note 5)	850,000
Federal funds sold	6,428,000	1,679,500
Trading securities (Note 6)		255,680
Held-to-maturity securities* (Other FHLBanks’ consolidated obligations: $5,274,944 and $8,025,248) (Note 7)	14,877,594	20,287,852
Advances (Note 8)	21,435,492	14,897,099
Mortgage loans held for portfolio (Note 11)	7,215,607	10,445,876
Accrued interest receivable (Other FHLBanks: $59,219 and $67,550)	250,943	261,806
Premises and equipment, net	13,963	9,968
Derivative assets (Note 18)	13,205	24,477
Receivable from Resolution Funding Corporation (Note 9)	2,528
Other assets	19,747	19,203

Total Assets	$52,541,570	$48,086,023

Liabilities and Capital
Liabilities
Deposits (Note 12)	800,820	1,013,314
Securities sold under agreement to repurchase (Note 13)	393,500	79,300
Consolidated obligations, net (Note 14):
Discount notes	10,620,951	2,801,458
Bonds	37,881,557	41,304,739

Total consolidated obligations, net	48,502,508	44,106,197

Accrued interest payable	377,236	375,682
Affordable Housing Program (Note 10)	31,235	43,558
Payable to Resolution Funding Corporation (Note 9)		4,304
Derivative liabilities (Note 18)	133,765	274,798
Other liabilities	34,954	22,608
Mandatorily redeemable Class B stock (Note 15)	66,259	64,139

Total liabilities	50,340,277	45,983,900

Commitments and contingencies (Note 20)
Capital
Class B stock—putable—($100 par value) issued and outstanding shares (Note 15):
Class B(1) stock: 20,197 and 19,726	2,019,731	1,972,594
Class B(2) stock: 1,128 and 542	112,803	54,233
Retained earnings	68,759	75,296

Total capital	2,201,293	2,102,123

Total Liabilities and Capital	$52,541,570	$48,086,023

*	Fair values of held-to-maturity securities were $14,584,699 and $20,239,775 as of December 31, 2005 and 2004.

The accompanying notes are an integral part of these financial statements.

Statements of Income

For the Years Ended December 31,	2005	2004	2003
(in thousands)
Interest Income
Advances	$689,527	$422,572	$516,651
Prepayment fees on advances	4,626	954	21,096
Interest-bearing deposits	22,395	14,231	9,838
Securities purchased under agreements to resell	4,077	655	1,546
Federal funds sold	117,547	34,890	29,268
Trading securities	13,332	14,500	14,500
Held-to-maturity securities (Other FHLBanks’ consolidated obligations: $226,762, $142,948, and $21,457)	663,173	644,880	525,966
Mortgage loans held for portfolio	446,216	540,267	464,166
Loans to other FHLBanks	26	10	43

Total interest income	1,960,919	1,672,959	1,583,074

Interest Expense
Consolidated obligations	1,822,266	1,502,955	1,346,725
Deposits	26,673	14,132	18,303
Securities sold under agreements to repurchase	15,162	8
Mandatorily redeemable Class B stock and other borrowings	28	228	105

Total interest expense	1,864,129	1,517,323	1,365,133

Net Interest Income	96,790	155,636	217,941

Other (Loss) Income
Service fees	2,183	2,266	2,433
Net gain (loss) from trading securities	1,979	11,493	(7,906)
Net realized (loss) gain from sale of held-to-maturity securities	(1,234)	5,586	22,291
Net loss on derivatives and hedging activities	(26,475)	(15,583)	(6,179)
Loss on early extinguishment of consolidated obligations	(9,449)
Gain on sale of government-insured mortgage loans	5,940
Other, net	(728)	(252)	479

Total other (loss) income	(27,784)	3,510	11,118

Other Expense
Operating expenses:
Salary and benefits	26,159	24,088	17,075
Other operating	35,342	17,349	11,171
Federal Housing Finance Board	1,832	1,521	1,804
Office of Finance	1,269	1,124	1,180
Other	1,892	2,473	2,143

Total other expense	66,494	46,555	33,373

Income Before Assessments	2,512	112,591	195,686
Assessments
Affordable Housing Program (AHP)	370	9,191	15,974
Resolution Funding Corporation (REFCORP)	428	20,680	35,942

Total assessments	798	29,871	51,916

Net Income	$1,714	$82,720	$143,770

The accompanying notes are an integral part of these financial statements.

Statements of Capital

	Class B(1) Stock – Putable		Class B(2) Stock – Putable		Retained Earnings	Accumulated Other Comprehensive Income	Total Capital
For the Years Ended December 31, 2005, 2004, and 2003	Shares	Par Value	Shares	Par Value
(in thousands, except annualized dividend rate)
Balance, December 31, 2002	20,911	$2,091,138	2,541	$254,186	$36,540	$280	$2,382,144
Issuance of stock	893	89,336					89,336
Repurchase of stock	(1,440)	(143,977)	(152)	(15,224)			(159,201)
Transfers	1,269	126,862	(1,269)	(126,862)
Comprehensive income:
Net income					143,770		143,770
Other comprehensive income:
Reclassification adjustment for gain on hedging activities included in net income						(355)	(355)

Total comprehensive income					143,770	(355)	143,415
Dividends on stock:
Class B(1) stock (5.56%) and
Class B(2) stock (0.71%)
Cash					(87)		(87)
Stock	1,217	121,673	14	1,373	(123,046)

Balance, December 31, 2003	22,850	$2,285,032	1,134	$113,473	$57,177	$(75)	$2,455,607
Issuance of stock	944	94,388					94,388
Transfers	(1,707)	(170,697)	1,707	170,697
Net shares reclassified to mandatorily redeemable Class B stock	(2,990)	(298,982)	(2,312)	(231,241)	(378)		(530,601)
Comprehensive income:
Net income					82,720		82,720
Other comprehensive income:
Reclassification adjustment for loss on hedging activities included in net income						75	75

Total comprehensive income					82,720	75	82,795
Dividends on stock:
Class B(1) stock (2.87%) and
Class B(2) stock (0.63%)
Cash					(66)		(66)
Stock	629	62,853	13	1,304	(64,157)

Balance, December 31, 2004	19,726	$1,972,594	542	$54,233	$75,296		$2,102,123
Issuance of stock	1,103	110,291					110,291
Transfers	(724)	(72,374)	724	72,374
Repurchases			(104)	(10,388)			(10,388)
Net shares reclassified to mandatorily redeemable Class B stock	10	999	(36)	(3,650)	227		(2,424)
Comprehensive income:
Net income					1,714		1,714
Dividends on stock:
Class B(1) stock (0.41%) and
Class B(2) stock (0.38%)
Cash					(23)		(23)
Stock	82	8,221	2	234	(8,455)

Balance, December 31, 2005	20,197	$2,019,731	1,128	$112,803	$68,759		$2,201,293

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the Years Ended December 31,	2005	2004	2003
(in thousands)

Operating Activities
Net income	$1,714	$82,720	$143,770
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization:
Net premiums and discounts on consolidated obligations, investments, and mortgage loans held for portfolio	39,600	19,230	18,568
Concessions on consolidated obligation bonds	6,046	8,893	16,642
Premises and equipment	2,219	1,879	1,125
Other		74	(354)
Decrease (increase) in trading securities	255,680	(11,493)	7,906
Net realized loss (gain) from sale of held-to-maturity securities	1,234	(5,586)	(22,291)
Net realized gain on sale of mortgage loans held for sale	(5,940)
Net change in fair value on derivatives and hedging activities	(49,412)	(1,759)	(21,788)
Loss on early extinguishment of debt	9,449
Net loss on disposal of premises and equipment	812	422	4
Decrease (increase) in accrued interest receivable	10,863	(39,761)	31,320
(Increase) decrease in net accrued interest on derivatives	(26,251)	5,548	7,174
Increase in other assets	(355)	(13,138)	(17,415)
Decrease in AHP liability and discount on AHP advances	(12,323)	(4,810)	(4,970)
Decrease in payable to REFCORP	(6,832)	(4,761)	(2,121)
Increase in accrued interest payable	2,096	1,384	27,527
Increase in other liabilities	12,346	7,631	7,615

Total adjustments	239,232	(36,247)	48,942

Net cash provided by operating activities	240,946	46,473	192,712

Investing Activities
Net (increase) decrease in interest-bearing deposits	(1,230,360)	570,000	(55,000)
Net (increase) decrease in securities purchased under agreements to resell	(850,000)	100,000	100,000
Net (increase) decrease in federal funds sold	(4,748,500)	762,000	1,208,000
Proceeds from maturities and sales of held-to-maturity securities (Other FHLBanks’ consolidated obligations: $2,750,000, $2,000,000, and $159,993)	7,102,022	6,517,762	9,271,635
Purchases of held-to-maturity securities (Other FHLBanks’ consolidated obligations: $0, $6,525,000, and $3,500,000	(1,686,265)	(10,423,139)	(13,519,638)
Principal collected on advances	78,939,690	47,455,260	39,018,861
Advances made	(85,630,554)	(42,812,110)	(38,733,814)
Principal collections and sales proceeds on mortgage loans held for portfolio	3,304,113	2,267,832	4,512,306
Purchases of mortgage loans held for portfolio	(89,573)	(1,568,678)	(6,609,822)
Net increase in premises and equipment	(7,025)	(7,011)	(3,579)

Net cash (used in) provided by investing activities	(4,896,452)	2,861,916	(4,811,051)

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows—(Continued)

For the Years Ended December 31,	2005	2004	2003
(in thousands)

Financing Activities
Net decrease in deposits	(212,494)	(303,424)	(437,948)
Net increase in securities sold under agreements to repurchase	314,200	79,300
Net proceeds from issuance of consolidated obligations:
Discount notes	450,714,148	250,189,434	173,470,279
Bonds (Transfers from other FHLBanks: $93,000, $362,000, and $981,000)	9,763,249	17,341,515	28,081,334
Payments for maturing and retiring consolidated obligations:
Discount notes	(442,926,907)	(253,994,112)	(177,261,472)
Bonds	(13,096,593)	(15,848,713)	(19,177,402)
Proceeds from sale of Class B(1) stock	110,291	94,388	89,336
Repurchases of Class B(1) stock			(143,977)
Repurchases of Class B(2) stock	(10,388)		(15,224)
Retirement of mandatorily redeemable Class B(1) stock		(235,635)
Retirement of mandatorily redeemable Class B(2) stock	(415)	(230,827)
Dividends paid	(23)	(66)	(87)

Net cash provided by (used in) financing activities	4,655,068	(2,908,140)	4,604,839

Net increase (decrease) in cash and cash equivalents	(438)	249	(13,500)
Cash and cash equivalents at beginning of the year	4,562	4,313	17,813

Cash and cash equivalents at end of the year	$4,124	$4,562	$4,313

Supplemental Disclosures
Interest paid	$1,862,143	$1,515,939	$1,337,607
Affordable Housing Program payments	12,693	14,001	20,944
Resolution Funding Corporation payments	7,260	25,442	38,063
Mandatorily Redeemable Class B stock	415

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

For the Years Ended December 31, 2005, 2004, and 2003

BACKGROUND INFORMATION

The Federal Home Loan Bank of Seattle (the Seattle Bank), a federally chartered corporation, is one of 12 district Federal Home Loan Banks (FHLBanks). The FHLBanks serve the public by enhancing the availability of credit for residential mortgages and targeted community development. We provide a readily available, low-cost source of funds to our member institutions. The Seattle Bank is a cooperative, which means that current members own nearly all of our outstanding capital stock and may receive dividends on their investment. Regulated financial depositories and insurance companies engaged in residential housing finance may apply for membership.

All members must purchase stock in the Seattle Bank. Members must own Class B stock in the Seattle Bank based on the amount of their mortgage-related assets. Previously, members were also required to hold activity-based Class B stock as they engage in certain business activities with us. In June 2005, the Board of Directors authorized the use of membership stock to satisfy the members’ advances stock purchase requirement after all excess Class B(1) and Class B(2) stock has been used to allow members to access more advances funding. Some former members may own Class B stock, to the extent it is required to support business transactions still carried on our Statements of Condition, and continue to do so until the transactions mature or are paid off. As a result of these stock ownership requirements, we conduct business with related parties in the normal course of business. For purposes of these financial statements, we consider related parties as those members that own more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 21 for additional information.

The Federal Housing Finance Board (Finance Board), an independent agency in the executive branch of the United States Government, supervises and regulates the FHLBanks and the Office of Finance. The Finance Board’s principal purpose is to ensure that the FHLBanks operate in a safe and sound manner. In addition, the Finance Board ensures that the FHLBanks carry out their housing finance mission, remain adequately capitalized, and can raise funds in the capital markets. Also, the Finance Board establishes policies and regulations covering the operations of the FHLBanks. The Seattle Bank operates as a separate entity with its own management, employees, and board of directors. The Seattle Bank does not conduct business through any special purpose entities or any other type of off-balance-sheet conduits.

The FHLBanks’ debt instruments (consolidated obligations) are the joint and several obligations of all the FHLBanks and are the primary source of funds for the FHLBanks. Deposits, other borrowings, and capital stock issued to members also provide funds. We have historically used all these funding sources to provide advances to members and to purchase mortgage loans from members.

• Finance Board Agreement; Three-Year Business and Capital Management Plan • On December 10, 2004, under the oversight of a special committee of our Board of Directors and with our board’s approval, we entered into an agreement with the Finance Board, which we refer to as the Finance Board agreement. The Finance Board agreement imposes certain requirements on us that are intended to strengthen our risk management, capital structure, governance, and capital plan. Our Board of Directors is responsible for monitoring and coordinating our compliance with the terms of the Finance Board agreement. The Finance Board agreement requires us to:

•	Develop an action plan, which must be acceptable to the Finance Board’s Office of Supervision, or the Office of Supervision, to address findings presented to us by the Finance Board during its 2004 annual examination of us;

•	Submit to the Office of Supervision monthly reports on our progress in addressing the requirements of the action plan;

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

•	Develop a three-year business and capital management plan that is acceptable to the Office of Supervision and that, among other things:

•	Does not increase our market, credit, or operational risk profiles,

•	Specifies a minimum regulatory capital-to-assets ratio that is consistent with the business strategy presented in the three-year business and capital management plan, and

•	Establishes appropriate capital stock, retained earnings, and dividend policies;

•	Engage a consultant to conduct an independent review of our senior management and the Board of Directors’ oversight and respond to any recommendations of the independent consultant; and

•	Engage a consultant to conduct an independent review of our risk management policies, procedures, and practices and respond to any recommendations of the independent consultant.

In addition, the Finance Board agreement:

•	Provides that, during the term of the agreement, the Office of Supervision may reject our hiring of any senior management candidate;

•	Prohibits us from increasing our mortgage loan assets held for portfolio (i.e., purchased from our members through the Mortgage Purchase Program, or MPP) by an amount in excess of 10% of the net book value of such assets as of November 18, 2004, which was $10.6 billion, unless the Office of Supervision agrees otherwise; and

•	Prohibits us from acquiring any additional consolidated obligations for which another FHLBank is the primary obligor without Finance Board approval.

On April 5, 2005, we submitted our three-year business and capital management plan to the Finance Board, which was accepted by the Finance Board on May 18, 2005, subject to our adoption of certain dividend and stock repurchase restrictions. To meet the Finance Board conditions, our Board of Directors adopted policies on May 18, 2005, (i) suspending indefinitely the declaration or payment of any dividends and providing that any future dividend declaration or payment generally may be made only after prior approval of the Director of the Office of Supervision of the Finance Board, referred to as the OS Director, and (ii) suspending indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. We refer to the three-year business and capital management plan, as updated from time to time, as the business plan.

These policies will be in effect until formally revoked by our Board of Directors following approval of the OS Director. Our Board of Directors did not seek a waiver to declare dividends during 2005, but may seek a waiver to declare dividends in 2006, provided that we are profitable. For the foreseeable future, we do not expect to obtain waivers from the Finance Board for the repurchase of Class B(1) stock or Class B(2) stock prior to the end of the statutory five-year redemption period. In addition to the dividend and stock repurchase restrictions described above, the three-year business and capital management plan includes the following key elements:

•	changing the focus of the Seattle Bank from mortgages to advances;

•	expanding the use of differential pricing to increase advance volumes;

•	proposing to amend the capital plan to permit the use of membership stock to support advances;

•	substantially reducing the Seattle Bank’s interest-rate risk exposure by discontinuing the MPP and developing alternatives for ongoing management of the mortgage loan portfolio;

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

•	implementing an active hedging program to offset the interest-rate risk inherent in our assets and liabilities;

•	significantly increasing the Seattle Bank’s focus on market-risk measurement, monitoring, and management;

•	specifying that the Seattle Bank will provide 12-month projections to the Finance Board if retained earnings should drop below $40 million and, if the projections should show zero retained earnings or a retained deficit in any period, provide the Finance Board with a contingency plan for avoiding or addressing the retained deficit;

•	requiring a minimum capital-to-assets ratio of 4.25% until MPP asset balances have been reduced and the transition to an advances-focused bank has been completed, at which time the minimum capital-to-assets ratio will be decreased to 4.15%;

•	setting a long-term retained earnings target based on the Seattle Bank’s current retained earnings policy and practices; and

•	proposing possible future authorization and issuance of Class A stock under our capital plan.

The Seattle FHLBank is in compliance with the business plan. We are in the process of updating the business plan.

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

• Use of Estimates • The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires us to make assumptions and estimates. These assumptions and estimates may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.

• Interest-Bearing Deposits, Securities Purchased Under Agreements to Resell (Resale Agreements), and Federal Funds Sold • We carry, at cost, interest-bearing deposits, resale agreements, and federal funds sold. We use these short-term investments for liquidity purposes.

• Investments • We carry, at cost, investments for which we have both the ability and intent to hold to maturity, adjusted for the amortization of premiums and accretion of discounts using the level-yield method.

Under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), changes in circumstances may cause us to change our intent to hold a certain security to maturity without calling into question our intent to hold other debt securities to maturity in the future. Thus, the sale or transfer of a held-to-maturity security due to certain changes in circumstances, such as evidence of significant deterioration in the issuer’s creditworthiness or changes in regulatory requirements, is not considered to be inconsistent with our original classification of the investment. Other events that are isolated, nonrecurring, and unusual that could not have been reasonably anticipated may cause us to sell or transfer a held-to-maturity security without necessarily calling into question its intent to hold other debt securities to maturity.

In addition, in accordance with SFAS 115, sales of held-to-maturity debt securities that meet either of the following two conditions may be considered as maturities for purposes of the classification of securities: (1) the

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

sale occurs near enough to its maturity date (or call date if exercise of the call is probable) that interest-rate risk is substantially eliminated as a pricing factor and the changes in market interest rates would not have a significant effect on the security’s fair value, or (2) the sale occurs after we have collected a substantial portion (at least 85 percent) of the principal outstanding at acquisition due either to schedule payments or prepayments for principal for debt securities that are payable in equal installments (both principal and interest) over their term.

For mortgage-backed securities that are classified as held to maturity, we determine amortization and accretion of premiums and discounts using the level-yield method over the historical cash flows and estimated prepayments of the securities. This method requires a retrospective adjustment of the effective yield each time we change the estimate as if the new estimate had been known on the original acquisition date of the securities. We determine the amortization and accretion of premiums and discounts on other investments using the level-yield method to the contractual maturity of the securities.

We classified certain investments acquired for purposes of liquidity and asset/liability management as trading securities and carried them at fair value. This classification was determined at the time of acquisition, and investments included in this classification are generally debt securities or mortgage-based securities issued by other government-sponsored enterprises (GSEs), such as Federal National Mortgage Association (Fannie Mae) or Federal Home Loan Mortgage Corporation (Freddie Mac). We record changes in the fair value of these investments through current earnings. These investments either mature or are sold to meet liquidity or asset/liability management requirements. We do not engage in trading activities and we discontinued holding trading securities during 2005.

We determine gain and loss on sales of investment securities using the specific identification method and include these gains and losses in other income. We account for securities purchased under agreements to resell as collateralized financing.

We regularly evaluate investments that are reported at amortized cost for adverse changes in fair value and record impairment if we deem the decline in fair value to be other than temporary. An investment is considered impaired if the fair value of the investment is less than its carrying value. We then evaluate whether the impairment is other than temporary. In conducting our evaluation, we consider, among other things, whether we expect to receive all of the investment’s contractual cash flows and whether we have the intent and ability to hold the investment for a sufficient time to recover the impairment. In addition we consider issuer or collateral specific factors, such as rating agency actions, business and financial outlook, and broad indicators of industry and sector performance. If we conclude that there is other-than-temporary impairment, it would be recognized as a loss in other expense. We did not incur an other-than-temporary impairment of investments during the three years ended December 31, 2005.

• Advances • We report advances net of any unearned commitment fees and discounts on advances for the Affordable Housing Program (AHP). We report interest income as earned on advances and amortize premiums and discounts on advances to interest income using the straight-line method, which produces a result that is immaterially different from the level-yield method. Following the requirements of the Federal Home Loan Bank Act of 1932 (the Act), as amended, we hold collateral on advances sufficient to protect us from loss. The Act limits eligible collateral to certain investment securities, residential mortgage loans, cash or deposits with us, and other eligible real estate-related assets. As Note 8 more fully describes, community financial institutions (FDIC-insured institutions with average assets over the preceding three-year period of $567 million or less during 2005) are eligible to utilize expanded statutory collateral rules that include small business and agricultural loans. Since our inception, we have not incurred any credit losses on advances.

• Mortgage Loans Held for Portfolio • We have historically purchased mortgage loans held for portfolio through the MPP. Under the MPP, we invested in government-insured and conventional residential mortgage

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

loans purchased directly from our participating members. In March 2005, we announced that we were exiting the MPP in order to lower our overall risk profile and reduce our operating cost structure. As a result, we no longer enter into new master commitment contracts and have closed out all open contracts.

In July 2005, we reclassified our entire $1.9 billion portfolio of government-insured mortgage loans as held for sale. In August 2005, we also sold $1.4 billion of MPP government-insured mortgage loans to an affiliate of one of our members and realized a gain of $7.1 million on the sale. In September 2005, after determining the disposition of the mortgage loans had reduced our interest rate risk profile, we reclassified the remaining approximately $400 million of the unsold mortgage loans as held for portfolio. During the time the mortgage loans were classified as held for sale, they were measured at the lower of cost or market value. As a result of these valuation assessments, we recognized a loss of $1.1 million when we reclassified the unsold mortgage loans as held for portfolio.

We classify mortgage loans as held for investment and, accordingly, report them at their principal amount outstanding, net of premiums and discounts. We defer and amortize mortgage loan premiums and accrete mortgage loan discounts paid to and received by our members as interest income, using the level-yield method in accordance with SFAS 91. Actual prepayment experience and estimates of future principal prepayments are used in calculating the level yield. We aggregate the mortgage loans by similar characteristics (i.e., type, maturity, note rate and acquisition date) in determining prepayment estimates. This amortization method requires a retrospective adjustment each time we change the estimated lives, as if the new estimate had been known since the original acquisition date of the mortgage loans.

Pair off fees are fees received at closing of a mortgage delivery contract only when the amount of mortgage loans actually funded is less than 99% of the delivery commitment amount. We record such pair off fees in “other income” as they are received. Pair off fees received for non-delivery of mortgage loans were $13,000 and $54,000 for the years ended December 31, 2005 and 2004.

Under the MPP, we bear the liquidity, interest-rate, and prepayment risks of the mortgage loans. Members either retain or release the loan-servicing rights. If participating in the servicing-released program, a member concurrently transfers the servicing of the mortgage loans to a qualified mortgage service provider. We and the member share the credit risk on conventional mortgage loans, with the member assuming a first-loss obligation equivalent to the greater of expected losses or the minimum requirement for the supplemental mortgage insurance, or SMI, policy. We assume credit losses in excess of mortgage insurance coverage, SMI coverage, and the member’s obligation.

To ensure the retention of credit risk and to cover the expected losses on conventional mortgage loans originated or acquired by a member, we require the member to fund a lender risk account (LRA), either as an up-front reduction to the proceeds or by an additional modification to the yield on the mortgage loans purchased such that a portion of the amount paid by the member each month is designated for the LRA. This account is established to conform to Finance Board regulations applicable to all conventional mortgage purchase programs. The Finance Board regulations stipulate that the member is responsible for all expected losses on the mortgage loans sold to us. In order to comply with this regulation, we evaluate the proposed conventional mortgage loans to be sold (either the specific portfolio or a representative sample) to determine the amount of expected losses that will occur. The SMI provider determines the minimum amount of the LRA required in order to issue a policy. The member funds the LRA with the greater of the expected losses or the minimum amount required by the SMI provider to provide SMI insurance. Each master commitment contract specifies the required funding level for its associated LRA. In accordance with the applicable contract, either (1) by an up-front reduction to the proceeds paid to the member for its mortgage loans; or (2) by an additional modification to the yield on the

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

mortgage loans purchased such that a portion of the amount paid by the member each month is designated for the lender risk account. The LRA funds are used to offset any losses that may occur, with any excess of required balances distributed to the member in accordance with a step-down schedule that is stipulated in each master commitment contract. LRA balances are not required after 11 years. The LRA is recorded in “other liabilities” in the Statements of Condition and totaled $16.5 million and $12.1 million as of December 31, 2005 and 2004.

In addition to the expected losses covered by the LRA, a member selling conventional mortgage loans is required to purchase SMI as a credit enhancement to cover credit losses over and above losses covered by the LRA. We are listed as the insured, and this coverage serves to further limit our exposure to credit losses. A portion of the monthly interest is set aside to fund the SMI premium.

The LRA and the SMI are expected to provide us loss protection to support the equivalent of an investment grade rating. If the LRA and the standard SMI policy do not provide sufficient loss protection to support the equivalent of an investment grade rating, the member must purchase additional mortgage insurance coverage called SMI Plus. This policy provides additional credit enhancement coverage to achieve an equivalent of an investment grade rating. Other than the LRA, SMI, and if applicable, SMI Plus, we do not charge any other credit enhancement fees to MPP participants.

As a result of the credit enhancements described above, we and our participating members share the credit risk of the mortgage loans sold to us under the MPP. The participating member assumes a first-loss obligation equivalent to a minimum of the expected losses through its LRA, and we assume credit losses in excess of primary mortgage insurance coverage, the participating member’s LRA, and SMI coverage. We regularly monitor delinquency data provided by our participating members to ensure that mortgage principal and interest are remitted timely. In addition, loan servicers are responsible for remitting principal and interest to us, even though there may be individual mortgage loans with delinquent payments owed to the loan servicer.

We base the allowance for credit losses on our estimate of credit losses inherent in our mortgage loan portfolio as of the reporting date after consideration of the SMI and LRA credit enhancements. Actual losses are offset by the members’ credit enhancements up to each member’s respective limits. We perform periodic reviews of our portfolio to identify the losses inherent within the portfolio and to determine the likelihood of collection of the portfolio. The overall allowance is determined by an analysis that includes consideration of various data observations, such as past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, and prevailing economic conditions. As a result of this analysis, we have determined that the members’ obligations for losses and the mortgage insurance coverage exceed the credit losses inherent in the portfolio. Accordingly, no allowance for mortgage loan losses is considered necessary. Also, because we have never experienced a loss on our mortgage loans held for portfolio and because of the credit enhancements available to us, we continue to accrue interest on loans that are 90 days or more past due.

• Premises and Equipment • We record premises and equipment at cost, less accumulated depreciation and amortization. Our accumulated depreciation and amortization was $6.4 million and $4.9 million as of December 31, 2005 and 2004. We compute depreciation using the straight-line method over the estimated useful lives of assets, which range from three to 10 years. We amortize leasehold improvements using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease. We capitalize improvements and major renewals but expense ordinary maintenance and repairs when incurred. Depreciation and amortization expense was $2.2 million, $1.9 million, and $1.1 million for the years ended December 31, 2005, 2004, and 2003. We include gains and losses on disposal of premises and equipment in other income. The net realized loss on disposal of premises and equipment was $812,000, $422,000, and $4,000 for the years ended December 31, 2005, 2004, and 2003.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

The cost of computer software developed or obtained for internal use is recorded in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP 98-1. SOP 98-1 requires the cost of purchased software and certain costs incurred in developing computer software for internal use to be capitalized and amortized over future periods. As of December 31, 2005 and 2004, we had $6.9 million and $5.1 million in unamortized computer software costs included in our premises and equipment. Amortization of computer software costs charged to expense was $664,000, $492,000, and $112,000 for the years ended December 31, 2005, 2004, and 2003.

• Derivatives • We account for derivatives in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of Effective Date of FASB Statement No. 133, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (herein referred to as “SFAS 133”). All derivatives are recognized on the Statement of Condition at their fair values. Each derivative is designated as one of the following:

(1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment, or fair value hedge;

(2) a non-qualifying hedge of assets, liabilities, or net assets, or economic hedge, for asset-liability management purposes; or

(3) a non-qualifying hedge of another derivative, or intermediary hedge, that is offered to members or offsets other derivatives with non-member counterparties.

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are reflected in other income as “net gain (loss) on derivatives and hedging activities.”

For fair value hedges, any hedge ineffectiveness (which represents the amount by which the change in the fair value of the derivative differs from the change in the fair value of the hedged item) is recorded in other income as “net gain (loss) on derivatives and hedging activities.” Changes in the fair value of a derivative not qualifying for hedge accounting are recorded in current period earnings with no fair value adjustment to an asset or liability. Both the net interest on the derivative and the fair value adjustments are recorded in other income as “net gain (loss) on derivatives and hedging activities.” We did not apply cash-flow hedge accounting to any transactions for the year ended December 31, 2005.

We use trade-date accounting for derivatives and hedge accounting activities. Under this convention, hedge accounting commences on the trade date with changes in the derivative’s fair value and with offsetting changes in the fair value of the hedged item recognized in earnings. Assuming the hedge was effective, the hedged item’s carrying amount is adjusted for fair value hedge changes that occurred after the trade date on the hedged item’s settlement date. We apply fair value, short-cut accounting treatment under SFAS 133 for both (1) hedges on new advances and consolidated obligation bonds and (2) hedges on existing consolidated obligation bonds, provided that all of the criteria required under paragraph 68 of SFAS 133 are met. We consider hedges of committed advances and consolidated obligation bonds eligible for short-cut accounting treatment under paragraph 68 of SFAS 133 provided that settlement for the committed advances or consolidated obligations occurs within the shortest period possible for that type of instrument. We consider five business days and 30 calendar days to be the shortest period possible for settlement for the committed advances and consolidated obligations. We believe that the conditions of paragraph 68(b) of SFAS 133 are met if the fair value of the swap is zero on the trade date, i.e., the date we commit ourselves to the hedged item.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

When we discontinue hedge accounting because, for example, we have determined that the derivative no longer qualifies as an effective fair value hedge of an existing hedged item, we continue to carry the derivative on the Statement of Condition at its fair value and we discontinue adjusting the carrying value of the hedged asset or liability for changes in its fair value and we begin amortizing the cumulative basis adjustment on the hedged item into earnings over the remaining life of the hedged item using level-yield amortization.

We may issue debt and may make advances that have contractual features that are deemed to be derivative instruments for accounting purposes. Prior to our entry into such a transaction, we assess whether the economic characteristics of the contractual features, or embedded derivatives, are clearly and closely related to the economic characteristics of the remaining component of the advance or debt (the host contract) and whether a separate instrument with the same terms as the embedded derivative instrument would qualify as a derivative instrument for accounting purposes. When we determine that (1) the embedded derivative has economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is accounted for as a derivative instrument, carried at fair value. If the entire contract (the host contract and the embedded derivative), however, is to be measured at fair value, with changes in fair value reported in current earnings (such as an investment security classified as “trading” under SFAS 115, or if we cannot reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract is carried on the Statement of Condition at fair value and no portion of the contract is designated as a hedging instrument.

Derivatives typically are transacted at the same time as the hedged advances or consolidated obligations, and we designate the hedged item in a qualifying hedge relationship as of the trade date. In many hedging relationships, we may designate the hedging relationship upon its commitment to disburse an advance or trade a consolidated obligation in which settlement occurs within the shortest period of time possible for the type of instrument based on market settlement conventions.

During the second quarter of 2004, we changed its manner of assessing effectiveness for certain highly-effective hedging relationship transactions used since the adoption of SFAS 133 on January 1, 2001. See Note 2 for more information.

• Mandatorily Redeemable Capital Stock • We adopted SFAS 150 effective as of January 1, 2004. See Notes 2 and 15 for more information.

• Affordable Housing Program (AHP) • The FHLBank Act requires each FHLBank to establish and fund an AHP (see Note 10). We charge the required funding for AHP to earnings and establish a liability for future housing grants and subsidies. The AHP funds provide subsidies to members to assist in the purchase, construction, or rehabilitation of housing for low and moderate income households. We generally make the AHP subsidy available to members as a grant. We also make AHP advances at interest rates below the customary interest rate for non-subsidized advances. When we make an AHP advance, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP advance rate and the FHLBank’s related cost of funds for comparable maturity funding is charged against the AHP liability and recorded as a discount on the AHP advance.

• Prepayment Fees on Advances • We charge a member a prepayment fee when a member prepays certain advances before the advances’ contractual maturity. We reflect prepayment fees, net of hedge basis adjustments included in the carrying amount of the advance, as “prepayment fees on advances, net” in interest income. In cases in which we fund a new advance concurrent with or within a short period of time of the prepayment of an

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

existing advance, we evaluate whether the new advance meets the accounting criteria to qualify as a modification of an existing advance or as a new advance in accordance with EITF Issue No. 01-7, Creditor’s Accounting for a Modification or Exchange of Debt Instruments, and SFAS No. 91 Accounting for Nonrefundable Fees and Costs Associated with Originating and Acquiring Loans and Initial Direct Costs of Leases (SFAS 91).

If the new advance qualifies as a modification of the existing advance, the net prepayment fee on the prepaid advance is deferred, recorded in the basis of the modified advance, and amortized to advance interest income over the life of the modified advance. The amortization of such basis adjustments increased net interest income $1.6 million, $1.1 million, and $26,000 for the years ended December 31, 2005, 2004, and 2003. If we determine that a new advance does not qualify as a modification of an existing advance, the repayment of the existing advance is treated as a termination and the net fees are recorded in interest income as “prepayment fees on advances, net.”

• Commitment Fees • We defer and amortize commitment fees for advances and amortize them to interest income using the straight-line method. Our amortization of commitment fees is not materially different than the amount that would have been recognized using the level-yield method. Commitment fees were $104,000, $104,000, and $79,000 for the years ended December 31, 2005, 2004, and 2003. Refundable fees are deferred until the commitment expires or until the advance is made. We record commitment fees for letters of credit as a deferred credit when we receive the fees and amortize them over the term of the letter of credit.

• Concessions on Consolidated Obligations • We defer and amortize, using the interest method, fees paid to dealers in connection with the sale of consolidated obligations over the terms of the consolidated obligations. The Office of Finance prorates the amount of the concession to us, based on the percentage of the debt issued on which we are designated as the primary obligor. When we call consolidated obligations, the unamortized concession is charged to current period earnings. Unamortized concessions were $15.1 million and $14.9 million as of December 31, 2005 and 2004, and are included in “other assets.” We amortize the concessions applicable to the sale of consolidated obligations, using the interest method, over the term of the related obligations. Amortization of such concessions is included in consolidated obligation interest expense and totaled $6.8 million, $9.4 million, and $17.3 million for the years ended December 31, 2005, 2004, and 2003.

• Discounts and Premiums on Consolidated Obligations • We amortize to expense the discounts on consolidated obligation discount notes, using the straight-line method, over the term of the related notes. We amortize or accrete the premiums and discounts on consolidated obligation bonds to expense, using the level-yield method, over the term to maturity of the consolidated obligation bonds.

• Finance Board and Office of Finance Expenses • We are assessed for a share of the costs of operating the Finance Board and the Office of Finance. The Finance Board allocates its operating and capital expenditures to the FHLBanks based on our proportionate share of the FHLBanks’ total capital. The Office of Finance allocates its operating and capital expenditures based on each FHLBank’s percentage of capital stock, percentage of consolidated obligations issued, and percentage of consolidated obligations outstanding.

• Resolution Funding Corporation (REFCORP) Assessments •The FHLBanks are required to make quarterly payments to REFCORP to pay towards interest on bonds issued by REFCORP, a corporation established by Congress in 1989 to provide funding for the resolution and disposition of insolvent savings institutions. The REFCORP assessment is accrued in income, based on the applicable assessment rate. In no event, however, can our assessment be negative in any calendar year. See Note 9 for more information.

• Estimated Fair Values • Where available, we use quoted market prices from independent third-party sources to determine our estimated fair values. However, many of our financial instruments lack an available

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

trading market characterized by transactions between a willing buyer and a willing seller engaging in an exchange transaction. Therefore, we use internal models employing significant assumptions, estimates, and present value calculations when disclosing estimated fair values. Note 19 details the estimated fair values of our financial instruments.

• Cash Flows • In the Statements of Cash Flows, we consider cash on hand and due from banks as cash and cash equivalents. There were no securities traded but not settled as of December 31, 2005 and 2004. As of December 31, 2003, we had $119.9 million in securities traded but not settled.

• Reclassifications • Certain reclassifications have been made to the prior year amounts in the Statements of Income, Statements of Cash Flows, Note 7, Held-to-Maturity Securities, and Note 17, Segment Information, to conform to the current year presentation. In particular for the year ended December 31, 2003, we have reclassified prepayment fee income in the Statements of Income. Previously, income from prepayment fees was classified as a separate line item within other income. These amounts have been reclassified and are now included as a separate line item in interest income for the year ended December 31, 2003. As a result of this reclassification, net interest income was increased, and other income was decreased by $21.1 million for the year ended December 31, 2003.

NOTE 2

ACCOUNTING ADJUSTMENTS AND RECENTLY ISSUED ACCOUNTING STANDARDS AND INTERPRETATIONS

Accounting Adjustments

• Concession Fees, Premium and Discount Amortization Related to Consolidated Obligation Bonds • During the second quarter of 2005, we corrected our accounting for premiums, discounts, and concession fees on consolidated obligation bonds to comply with SFAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases. Under our prior approach, we inappropriately applied the straight-line method to amortize premiums, discounts, and concession fees associated with consolidated obligation bonds. The new approach amortizes premiums, discounts, and concessions fees on consolidated obligation bonds using the interest method (alternatively called level-yield method) of amortization. Using this new approach, we recorded a cumulative adjustment of $1.1 million to the consolidated obligation interest expense during the second quarter of 2005.

• Adoption of SFAS 150, Mandatorily Redeemable Capital Stock • In May 2003, FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS 150, which establishes that certain financial instruments with characteristics of both liabilities and equity are to be classified in the financial statements as liabilities, including, among other things, mandatorily redeemable financial instruments.

We determined that we were required to adopt SFAS 150 as of January 1, 2004 based on the characteristics of our stock and the implementation guidance included in SFAS 150 and FASB Staff Position (FSP) No. 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FSP 150-3). The Seattle Bank meets the definition of a nonpublic entity because among other things: (1) the Seattle Bank is a cooperative whose member institutions own all the Seattle Bank’s stock; (2) the member’s shares cannot be purchased or sold except between the Seattle Bank and its members at its $100 per share par value; (3) the Seattle Bank does not

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

have equity securities that trade in a public market and does not anticipate the sale of equity securities in a public market as the Seattle Bank is prohibited by law from doing so; and (4) the Seattle Bank is not controlled by an entity that has equity securities traded or contemplated to be traded in a public market. Specifically, although the Seattle Bank will be registering certain of its equity securities with the SEC pursuant to Finance Board regulation, these equity securities will not be traded on a public market. Further, the debt issuances relating to the Seattle Bank are not issued by the Seattle Bank, but are instead issued by the Office of Finance as the debt issuer for the FHLBank System as a whole and are the joint and several liability of all of the FHLBanks, not just the Seattle Bank as the primary obligor of the applicable debt. However, although the Seattle Bank is a nonpublic entity, it does provide financial statements for the purpose of having FHLBank System debt issued in the public market. Based on these factors and the guidance included in SFAS 150 and FASB Staff Position 150-3, we adopted SFAS 150 as of January 1, 2004. In compliance with SFAS 150, in our initial application of this principle, we reclassified stock subject to redemption from equity to a liability at fair value when a member exercised a written redemption right, gave notice of intent to withdraw from membership, or attain non-member status by merger or acquisition, charter termination, or involuntary termination from membership. Dividends related to Class B stock were classified as a liability, accrued at the expected dividend rate and reported as interest expense in the Statements of Income. The repayment of these mandatorily redeemable financial instruments was reflected as a cash outflow in our financing activities section in the Statements of Cash Flow. Since our Class B(1) stock and Class B(2) stock are deemed mandatorily redeemable financial instruments under SFAS 150, at the time a request for redemption or notification of withdrawal from membership is received, stock subject to those requests is classified as a liability instead of equity.

Prior to the second quarter of 2005, we reclassified stock subject to redemption from equity to a liability at fair value once a member notified us in writing of an intent to redeem excess stock or to withdraw from membership, or the member no longer qualified for membership as a result of certain events such as a merger or acquisition, charter termination, or other event causing an involuntary termination. Although members generally have a right to rescind a redemption request, our capital plan provides for a rescission penalty calculated using our dividend rate and the length of time between the redemption request and the rescission request. As a result of this rescission penalty, each time we received a redemption request for any of the reasons above, we reclassified the shares as a liability. We believed that this method complied with SFAS 150.

In 2005, we reviewed the materiality of the rescission penalty and concluded that, since we are currently not paying dividends, the penalty would not be considered substantive. As a result, we concluded that, in the specific instance of a written redemption request of excess stock by a member, the reclassification of the stock to a liability as mandatorily redeemable capital stock was an error. Other written redemption requests relate to termination of membership, and we have concluded that the reclassification of the stock to a liability for these requests was appropriate because the redemption requests are substantive when made. Since we are currently not paying dividends, and therefore the penalty of rescission is not substantive, we continue to report a member’s excess stock for which we have received a redemption request as equity. If circumstances change, such that the rescission of an excess stock redemption request is subject to a substantive penalty, we would classify such stock as mandatorily redeemable capital stock. The correction of this error resulted in a reclassification from mandatorily redeemable stock to equity of $65.1 million during the second quarter of 2005, but there was no effect on earnings for prior periods.

As of December 31, 2005, $62.6 million of outstanding Class B(1) stock and $3.7 million of outstanding Class B(2) stock were classified as mandatorily redeemable Class B stock in the liabilities section in our Statement of Condition. For the year ended December 31, 2005, we recorded no interest expense, which we impute from our dividends, as part of the carrying value of the mandatorily redeemable Class B stock because we paid no dividends during the year. Although the mandatorily redeemable Class B stock is not included in capital for financial reporting purposes, such outstanding stock is considered capital for regulatory purposes. See Note 15, for additional information, including significant restrictions on stock redemption.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

• Operating Leases • During the second quarter of 2005, we corrected our method of accounting for operating leases in compliance with SFAS 13, Accounting for Leases (SFAS 13). Ordinarily, SFAS 13 allows cash payments to the lessor under an operating lease contract to be treated as expenses. However, when the lease contains an escalation clause affecting the minimum rents over the term of the lease, SFAS 13 requires the lessee to average the minimum payments over the term of the lease and report a level rent expense. Under our previous approach, we had inappropriately recorded as rent the actual lease payments. A review of our lease amendments after 2002 revealed that we had agreed to an escalating-rate structure. Averaging the lease payments over the 10-year term of the lease resulted in a difference between straight-line measurement of rent versus recognizing as rent the actual cash payments to the lessor. We recorded a cumulative adjustment of $447,000 to our operating expenses during the second quarter of 2005.

• Miscellaneous Adjustments • Other, smaller accounting errors, offset the correction in the method of accounting for Operating Leases in operating expense. The net effect was a cumulative adjustment of $15,000 in the second quarter of 2005.

• Consolidated Obligation Hedging Relationships • During the second quarter of 2004, we changed the manner in which we assess effectiveness for certain highly effective consolidated obligation hedging relationships pursuant to our adoption of Statement of Financial Accounting Standard No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities on January 1, 2001. Under our prior approach, we inappropriately assumed no ineffectiveness for these hedging transactions, since each consolidated obligation and its designated interest-rate exchange agreement had identical terms, with the exception that the interest-rate exchange agreement used in these relationships was structured with one settlement amount under the receive side of the interest-rate exchange agreement that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the consolidated obligation. During 2004, we changed our method of accounting for these relationships to begin measuring effectiveness for such transactions during each reporting period. Changes in the value of the hedged consolidated obligations are recorded as an offset to the changes in fair value to the derivatives that hedge them.

We assessed the impact of this change on all prior annual periods since the adoption of SFAS 133 on January 1, 2001, and all prior quarterly periods for 2004 and 2003. We determined that had we applied this approach since January 1, 2001, it would not have had a material impact on the results of our operations or financial condition for any of these prior reporting periods. For the year ended December 31, 2004, we recorded an increase of $2.9 million to net income before assessments, reflecting the accounting as if we had employed the new approach since the date of adoption of SFAS 133 through March 31, 2004. Of this amount, $1.7 million related to prior periods. In addition, as part of the accounting adjustment, we reclassified $3.0 million of deferred interest-rate swap agreement fees from interest expense to “net realized and unrealized gain (loss) on derivatives and hedging activities” in the Statements of Income. The reclassification relates to fees recognized on terminated interest-rate exchange agreements hedging consolidated obligations that had been repaid. In June 2005, we determined that the method we had used since 2004 for valuing the hedged consolidated obligations was in error. Accordingly, we reassessed the bond valuation using an appropriate method. As a result, in the second quarter of 2005, we recorded an additional loss of $1.7 million relating to the second quarter and prior periods.

• Premium and Discount Amortization Related to Mortgage-Based Assets • We are in the process of converting our current accounting system for our mortgage-based assets. During the testing of the new system in the fourth quarter of 2004, we determined that our current methodology for calculating our premium amortization and discount accretion, which relied on sampling of our mortgage-based assets, was less comprehensive than the methodology employed by the new system, which evaluates the entire portfolio of mortgage-based assets. The cumulative difference in premium amortization and discount accretion using the new system’s methodology was a loss of $3.8 million to net income before assessments, of which $2.8 million was included in interest income

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

from mortgage loans held for portfolio and $1.0 million was included in interest income from held-to-maturity securities. The difference relates to the correction of calculations performed during 2003 and 2004. The cumulative difference relating to periods prior to January 1, 2004, was $2.2 million. We have deemed this difference an accounting error. Based on our analysis of both the quantitative impact on the prior affected periods and other relevant qualitative criteria, we have determined that the impact of this accounting error on these prior periods is immaterial. Accordingly, we recorded the cumulative difference in December 2004.

• Trade-date Accounting • During the second quarter of 2005, we began recording the changes in fair value of both derivatives and the related hedged items on their trade dates. Pursuant to this change, hedge accounting commences on the trade date, and subsequent changes in the derivative’s fair value are recorded along with the offsetting changes in fair value of the hedged item even though the hedged item has not yet settled and has not yet been recognized. On the settlement date, the adjustments attributed to the hedged item become part of its total carrying amount. Previously, we recorded the changes in fair value of both derivatives and the hedged items on their settlement dates. We have evaluated the effect of the differences between the two methods on prior periods and have determined that the effect of the differences is immaterial.

Recently Issued Accounting Standards and Interpretations

• SFAS 154. Accounting Changes and Error Corrections • This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that any correction of an error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior period. SFAS 154 is effective for accounting changes and corrections or errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement to have a material impact on our financial condition or operating result.

• SFAS 155. Accounting for Certain Hybrid Financial Instruments • On February 16, 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 (SFAS 155), which resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets (DIG Issue D1). SFAS 155 amends SFAS 133 to simplify the accounting for certain derivatives embedded in other financial instruments (a hybrid financial instrument) by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise required bifurcation, provided that the entire hybrid financial instrument is accounted for on a fair value basis. SFAS 155 also establishes the requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, which replaces the interim guidance in DIG Issue D1. SFAS 155 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities a replacement of FASB Statement 125 (SFAS 140) to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to beneficial interests other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Seattle Bank), with earlier adoption allowed. The Seattle Bank has not yet determined the effect that the implementation of SFAS 155 will have on its earnings or statement of financial position.

• SOP 03-3 • The American Institute of Certified Public Accountants issued Statement of Position 03-3 (herein referred to as SOP 03-3), Accounting for Certain Loans or Debt Securities Acquired in a Transfer in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (i) prohibits

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (ii) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (iii) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. We adopted SOP 03-3 as of January 1, 2005. At the time of adoption, we determined that the new rules did not have a material effect on our results of operations or financial condition.

• FSP 115-1 and FSP 124-1 • The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. On November 3, 2005, the FASB issued FSP 115-1 and 124-1, which “addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.” We do not expect the FSP to have a material effect on our results of operations or financial condition at the time of adoption.

• DIG Issues B38 and B39 • On June 30, 2005, the FASB issued Derivatives Implementation Group (“DIG”) Issue B38, “Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option” and DIG Issue B39, “Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor.” DIG Issue B38 addresses an application issue when applying SFAS 133, paragraph 12(c) to a put option or call option (including a prepayment option) embedded in a debt instrument. DIG Issue B39 addresses the conditions in SFAS 133, paragraph 13(b) as they relate to whether an embedded call option in a hybrid instrument containing a host contract is clearly and closely related to the host contract if the right to accelerate the settlement of debt is exercisable only by the debtor. DIG Issues B38 and B39 became effective for periods beginning after December 15, 2005. We do not expect DIG Issues B38 and B39 to have a material effect on our results of operations or financial condition at the time of adoption.

NOTE 3

CASH AND DUE FROM BANKS

• Compensating Balances • We maintain collected cash balances with commercial banks in return for certain services. These agreements contain no legal restrictions on our ability to withdraw funds. The average compensating balances for the years ended December 31, 2005 and 2004 were $126,000 and $210,000. In addition, we maintained with various Federal Reserve Banks and branches average required clearing balances of $4.0 million and $3.8 million for the years ended December 31, 2005 and 2004. There are no legal restrictions under these agreements regarding our ability to withdraw these funds.

NOTE 4

RESTRICTED CASH

The Seattle Bank, under the terms of its agreement with a derivatives counterparty, is required to pledge cash collateral when the credit exposure we represent to the counterparty exceeds $25 million. Cash is released from the account to us in the event that derivatives have fair value changes in our favor or we extinguish derivative liabilities. At December 31, 2005 we had a deposit of $15.4 million cash in a restricted, interest-bearing account with the counterparty.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

NOTE 5

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

We hold securities purchased under agreements to resell the securities. These amounts are short-term loans and are reported as assets in the Statements of Condition. Our securities safekeeping agent holds the securities purchased under agreements to resell in the name of the Seattle Bank. As of December 31, 2005, we held collateral for these loans with a fair value of $1.0 billion, which represented 122% of the amount receivable under the agreements. Should the fair value of the underlying securities decrease below the collateral requirement, the counterparty has the option to remit to us an equivalent amount of cash or pledge additional securities with our safekeeping agent.

NOTE 6

TRADING SECURITIES

• Major Security Types • The following table summarizes our trading securities as of December 31, 2005 and 2004.

As of December 31,	2005	2004
(in thousands)
Non-Mortgage-Backed Securities
Government-sponsored enterprises, at fair value	$	$255,680

Total	$	$255,680

Our investments in trading securities consisted of unsecured debt of other GSEs, which include Fannie Mae and Freddie Mac. Debt securities issued by Fannie Mae and Freddie Mac are not guaranteed, either directly or indirectly, by the U.S. government. In December 2005 we sold our investment in trading securities and terminated the associated derivative.

NOTE 7

HELD-TO-MATURITY SECURITIES

• Major Security Types • The following table summarizes our held-to-maturity securities as of December 31, 2005 and 2004.

As of December 31, 2005	Amortized Cost*	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
(in thousands)
Non-Mortgage-Backed Securities
Commercial Paper	$194,106	$324	$(324)	$194,106
Other U.S. agency obligations	221,671	4,932	(1)	226,602
Government-sponsored enterprises	2,698,649	28,764	(63,685)	2,663,728
Other FHLBanks’ consolidated obligation bonds	5,274,944		(114,617)	5,160,327
State or local housing agency obligations	16,900	218		17,118

Subtotal	8,406,270	34,238	(178,627)	8,261,881

Mortgage-Backed Securities
Government-sponsored enterprises	2,141,284	1,584	(79,759)	2,063,109
Other	4,330,040	646	(70,977)	4,259,709

Subtotal	6,471,324	2,230	(150,736)	6,322,818

Total	$14,877,594	$36,468	$(329,363)	$14,584,699

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

As of December 31, 2004	Amortized Cost*	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
(in thousands)
Non-Mortgage-Backed Securities
Other U.S. agency obligations	$387,330	$33,920	$(77)	$421,173
Government-sponsored enterprises	4,658,793	19,991	(38,741)	4,640,043
Other FHLBanks’ consolidated obligation bonds	8,025,248	7,805	(44,872)	7,988,181
State or local housing agency obligations	29,100	317	(62)	29,355
Other	255,352	10,947	(5)	266,294

Subtotal	13,355,823	72,980	(83,757)	13,345,046

Mortgage-Backed Securities
Other U.S. agency obligation	12,240	213		12,453
Government-sponsored enterprises	2,769,666	17,214	(33,606)	2,753,274
Other	4,150,123	14,101	(35,222)	4,129,002

Subtotal	6,932,029	31,528	(68,828)	6,894,729

Total	$20,287,852	$104,508	$(152,585)	$20,239,775

*	The amortized cost of our mortgage-backed securities classified as held-to-maturity includes net discounts of $40.9 million and $55.6 million as of December 31, 2005 and 2004.

As of December 31, 2005 and 2004, we held $514.0 million and $348.9 million of mortgage-backed securities purchased from members or affiliates of members who own more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 21 for additional information.

• Other U.S. Agency Obligations and Government-Sponsored Enterprises • Our investments in other U.S. obligations consist primarily of debt securities and mortgage-backed securities of the Government National Mortgage Agency, or Ginnie Mae, or other government agencies whose debt is guaranteed, either directly or indirectly, by the U.S. government. The U.S. government does not guarantee debt securities and mortgage-backed securities issued by certain GSEs, such as Fannie Mae and Freddie Mac, either directly or indirectly.

• Other Federal Home Loan Bank Consolidated Obligation Bonds • The following table details our other FHLBanks’ consolidated obligation bonds by primary obligor.

Other FHLBank Consolidated Obligation Bonds	As of December 31, 2005		As of December 31, 2004
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
(in thousands)
FHLBank Atlanta	$500,000	$492,969	$1,000,000	$999,688
FHLBank Boston	500,000	492,500	250,000	250,000
FHLBank Dallas			250,000	246,875
FHLBank Des Moines	2,129,944	2,075,206	2,179,972	2,171,178
FHLBank San Francisco	2,145,000	2,099,652	4,345,276	4,320,440

Total	$5,274,944	$5,160,327	$8,025,248	$7,988,181

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

The following tables summarize our held-to-maturity securities with gross unrealized losses, aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005 and 2004.

	Less than 12 months		12 months or more				Total
As of December 31, 2005	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value		Gross Unrealized Losses		Estimated Fair Value	Gross Unrealized Losses
(in thousands)
Non-Mortgage-Backed Securities
Commercial Paper	$99,542	$(324)	$		$		$99,542	$(324)
Other agency obligations	10,734	(1)					10,734	(1)
Government-sponsored enterprises	493,055	(6,945)		1,754,354		(56,740)	2,247,409	(63,685)
Other FHLBanks’ consolidated obligation bonds	1,961,827	(38,173)		3,198,500		(76,444)	5,160,327	(114,617)

Subtotal	2,565,158	(45,443)		4,952,854		(133,184)	7,518,012	(178,627)

Mortgage-Backed Securities
Government-sponsored enterprises	648,813	(15,105)		1,315,936		(64,654)	1,964,749	(79,759)
Other	1,734,418	(18,739)		1,677,707		(52,238)	3,412,125	(70,977)

Subtotal	2,383,231	(33,844)		2,993,643		(116,892)	5,376,874	(150,736)

Total	$4,948,389	$(79,287)		$7,946,497		$(250,076)	$12,894,886	$(329,363)

	Less than 12 months		12 months or more				Total
As of December 31, 2004	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value		Gross Unrealized Losses		Estimated Fair Value	Gross Unrealized Losses
(in thousands)
Non-Mortgage-Backed Securities
Other U.S. agency obligations	$30,635	$(77)	$		$		$30,635	$(77)
Government-sponsored enterprises	2,499,543	(17,389)		531,750		(21,352)	3,031,293	(38,741)
Other FHLBanks’ consolidated obligation bonds	5,480,376	(44,872)					5,480,376	(44,872)
State or local housing agency obligations	1,314	(1)		1,879		(61)	3,193	(62)
Other	18,895	(5)					18,895	(5)

Subtotal	8,030,763	(62,344)		533,629		(21,413)	8,564,392	(83,757)

Mortgage-Backed Securities
Government-sponsored enterprises	1,349,555	(16,173)		415,846		(17,433)	1,765,401	(33,606)
Other	1,937,125	(21,300)		475,625		(13,922)	2,412,750	(35,222)

Subtotal	3,286,680	(37,473)		891,471		(31,355)	4,178,151	(68,828)

Total	$11,317,443	$(99,817)		$1,425,100		$(52,768)	$12,742,543	$(152,585)

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

We reviewed our investment security holdings and have determined that all unrealized losses reflected above are temporary, based in part on the creditworthiness of the issuers and the underlying collateral. Furthermore, we have both the ability and the intent to hold such securities until we recover the unrealized losses in fair value.

• Redemption Terms • The following table summarizes the amortized cost and estimated fair value of our held-to-maturity securities, by contractual maturity, as of December 31, 2005 and 2004. Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	December 31, 2005		December 31, 2004
Term to Maturity	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
(in thousands)
Non-Mortgage-Backed Securities (excluding Other FHLBanks’ Consolidated Obligation Bonds)
Due in one year or less	$217,024	$217,025	$2,050,464	$2,050,118
Due after one year through five years	2,342,944	2,280,089	2,366,909	2,350,674
Due after five years through 10 years	486,095	518,334	800,548	842,418
Due after 10 years	85,263	86,106	112,654	113,655

Subtotal	3,131,326	3,101,554	5,330,575	5,356,865

Other FHLBanks’ Consolidated Obligation Bonds
Due in one year or less	1,000,000	985,157	2,000,319	1,981,094
Due after one year through five years	4,274,944	4,175,170	6,024,929	6,007,087

Subtotal	5,274,944	5,160,327	8,025,248	7,988,181

Mortgage-Backed Securities
Due after one year through five years	95	102
Due after five years through 10 years	35,026	34,704	45,167	45,779
Due after 10 years	6,436,203	6,288,012	6,886,862	6,848,950

Subtotal	6,471,324	6,322,818	6,932,029	6,894,729

Total	$14,877,594	$14,584,699	$20,287,852	$20,239,775

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

• Interest-Rate Payment Terms • The following table summarizes the interest-rate payment terms for our investment in held-to-maturity securities.

As of December 31,	2005	2004
(in thousands)
Amortized Cost of Held-to-Maturity Securities:

Investments, excluding Other FHLBanks’ Consolidated Obligation Bonds and Mortgage-Backed Securities
Fixed-rate	$2,821,150	$5,161,221
Variable-rate	310,176	169,354

Subtotal	3,131,326	5,330,575

Other FHLBanks’ Consolidated Obligation Bonds
Fixed-rate	5,274,944	8,025,248

Subtotal	5,274,944	8,025,248

Mortgage-Backed Securities
Pass-through securities:
Fixed-rate	133,154	171,886
Variable-rate	8,674	11,916

Subtotal	141,828	183,802
Collateralized mortgage obligations:
Fixed-rate	4,041,759	5,307,284
Variable-rate	2,287,737	1,440,943

Subtotal	6,471,324	6,932,029

Total	$14,877,594	$20,287,852

• Gains on the Sale of Held-to-Maturity Securities • We recorded net realized (losses) gains of ($1.2) million and $5.6 million on sales of held-to-maturity securities during the years ended December 31, 2005 and 2004. The proceeds received of $248.8 million and $112.0 million on the sale of held-to-maturity securities in 2005 and 2004 were for securities that were within three months of maturity or had returned at least 85% of the principal outstanding from the date of acquisition.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

NOTE 8

ADVANCES

• Redemption Terms •  We had advances outstanding, including AHP advances (see Note 10), at interest rates ranging from 1.60% to 8.62% as of December 31, 2005, and interest rates ranging from 1.14% to 8.62% as of December 31, 2004. As of December 31, 2005 and 2004, AHP-advance interest rates ranged from 2.80% to 5.99%.

The following table summarizes the amount and weighted average interest rate of our advances by year of maturity.

	December 31, 2005			December 31, 2004
Year of Maturity	Amount		Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
(dollars in thousands)
2005	$			$6,335,455	2.76
2006		11,259,608	4.21	2,530,054	3.96
2007		1,508,481	3.93	1,194,583	3.70
2008		3,868,399	4.40	1,179,267	4.70
2009		1,069,882	4.12	955,193	4.13
2010		889,719	4.93	664,120	5.79
Thereafter		2,858,708	4.59	1,900,364	4.89

Total par value		21,454,797	4.30	14,759,036	3.70
Discounts on advances		(8,261)		(3,070)
Commitment fees		(1,017)		(976)
Discount on AHP advances		(352)		(417)
Derivative hedging adjustments		(9,675)		142,526

Total		$21,435,492		$14,897,099

Generally, advances may only be prepaid by the member paying us a prepayment fee that makes us financially indifferent to the prepayment. We offer callable advances to members, which the member may prepay on certain call dates without incurring prepayment or termination fees. As of December 31, 2005 and 2004, we had no callable advances outstanding. We also make putable advances in which we have a right to terminate the advance at our discretion. We had putable advances outstanding of $3.3 billion as of December 31, 2005 and 2004.

The following table summarizes the par value of advances by year of maturity or next put date for putable advances.

Year of Maturity or Next Put Date	2005		2004
(in thousands)
2005	$		$8,904,691
2006		13,657,450	2,625,943
2007		1,562,969	1,106,070
2008		3,579,699	628,567
2009		806,384	598,695
2010		426,719	174,620
Thereafter		1,421,576	720,450

Total par value		$21,454,797	$14,759,036

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

• Security Terms • We lend to financial institutions involved in housing finance within our district according to federal statutes, including the FHLBank Act. The FHLBank Act requires us to obtain sufficient collateral on advances to protect against losses and to accept only certain U.S. government or government agency securities, residential mortgage loans, cash or deposits in the Seattle Bank, and other eligible real estate-related assets as collateral on such advances. However, community financial institutions, or CFIs, are subject to expanded statutory collateral provisions dealing with small business or agricultural loans. As of December 31, 2005 and 2004, we had rights to collateral with an estimated fair value greater than outstanding advances. Based on a risk analysis of each member, we may: (1) allow a member to retain possession of collateral, other than securities collateral, assigned to us if the member executes a written security agreement and agrees to hold such collateral for our benefit; or (2) require the member specifically to assign or place physical possession of such collateral with us or our safekeeping agent.

Beyond these provisions, Section 10(e) of the FHLBank Act affords any security interest granted by a member to the Seattle Bank priority over the claims or rights of any other party. The exceptions are claims that would be entitled to priority under otherwise applicable law and claims by bona fide purchasers for value or by parties that have perfected security interests.

• Credit Risk • While we have never experienced a credit loss on an advance to a member, the expanded range of eligible collateral secured by non-real estate loans permitted for CFIs and our extension of credit to entities, such as insurance companies, that are not covered by the FDIC, present more credit risk to us. We have policies and procedures in place to appropriately manage these types of credit risk, including requirements for physical possession or control of pledged collateral, restrictions on borrowing, specific review of each advance request, and regular verifications of collateral. Accordingly, we have not provided any allowances for losses on advances.

In addition to collateral held under blanket pledge agreements, we physically held collateral with a fair value of $12.3 billion and $11.1 billion as of December 31, 2005 and 2004. We had additional collateral with a fair value of $6.0 billion and $838.8 million specifically segregated and pledged to us by members as of December 31, 2005 and 2004. The increase was primarily as a result of a new collateral arrangement of one or our larger members.

Our credit risk from advances is concentrated among commercial banks and savings institutions. As of December 31, 2005 and 2004, we had advances of $10.3 billion and $4.5 billion outstanding to two member institutions, representing 48.0% and 30.2% of total advances outstanding. The income from advances to these member institutions totaled $333.5 million and $142.5 million for the years ended December 31, 2005 and 2004. We held sufficient collateral to cover the advances to these institutions, and, as a result, we do not expect to incur any credit losses on these advances. One of these members held more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 21 for additional information. No other member institutions held advances in excess of 10% of our total advances outstanding as of December 31, 2005 and 2004.

As of December 31, 2005, we held $22.3 million of advances to two borrowers that we classified as substandard. These advances are fully collateralized with high-grade, marketable securities and rights to proceeds from mortgage loan collections. Because the borrowers continue to pay according to contractual requirements and because of our collateral position, we continue to accrue interest on the advances.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

• Interest-Rate Payment Terms • The following table summarizes the par value of advances by interest-rate payment terms.

As of December 31,	2005	2004
(in thousands)
Fixed-rate	$16,751,372	$11,815,999
Variable-rate	4,703,425	2,943,037

Total par value	$21,454,797	$14,759,036

• Prepayment Fees • We record prepayment fees received from members on prepaid advances net of any associated SFAS 133 hedging fair-value adjustments on those advances. The net amount of prepayment fees is reflected as interest income in The Statement of Income. Gross advance prepayment fees received from members were $31.8 million and $8.0 million for the years ended December 31, 2005 and 2004.

NOTE 9

RESOLUTION FUNDING CORPORATION (REFCORP) ASSESSMENTS

Each FHLBank is required to pay 20 percent of income for REFCORP assessments, as calculated in accordance with U.S. GAAP after the assessment for AHP, but before the assessment for the REFCORP. The REFCORP and AHP assessments are calculated simultaneously because of their interdependence on each other. The FHLBank accrues its REFCORP assessment on a monthly basis. The Resolution Funding Corporation has been designated as the calculation agent for REFCORP and AHP assessments. Each FHLBank provides its net income before REFCORP and AHP assessments to the Resolution Funding Corporation, which then performs the calculations for each quarter end. See Note 10 for a discussion of AHP.

The FHLBanks will pay these assessments until the aggregate amounts actually paid by all 12 FHLBanks are equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per quarter) with a final maturity date of April 15, 2030, at which point the required payment of each FHLBank to REFCORP will be fully satisfied. The Finance Board, in consultation with the Secretary of the Treasury, selects the appropriate discounting factors to be used in this annuity calculation. The FHLBanks use the actual payments made to determine the amount of the future obligation that has been satisfied. The Finance Board is required to extend the term of the FHLBanks’ obligation to REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million. The FHLBanks have historically exceeded their minimum quarterly obligation.

The cumulative amount to be paid to REFCORP by the Seattle Bank is not determinable at this time due to the interrelationships of all future FHLBanks’ earnings and interest rates. In the event that an FHLBank incurs a net loss for a calendar year, it has no REFCORP assessment for that year. If an FHLB experiences a net loss during a quarter, but still had net income for the year, the FHLBank’s obligation to REFCORP would be calculated based on the FHLBank’s year-to-date net income, with a refund of any amounts paid for the full year that were in excess of its calculated annual obligation. We incurred a net loss in the fourth quarter and, as a result, we had an amount receivable from REFCORP of $2.5 million as of December 31, 2005.

The FHLBanks’ aggregate payments through 2005 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening the remaining payment term to the third quarter of 2017. The FHLBanks’ aggregate payments through 2005 have satisfied $44.7 million of the $75 million scheduled payment for the third quarter of 2017 and all scheduled payments thereafter. This date assumes that the $300 million annual payments required after December 31, 2005, will be made.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

The benchmark payments or portions of them could be reinstated if the actual REFCORP payments of the FHLBanks fall short of $75 million in a quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030 if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300 million annual annuity. Any payment beyond April 15, 2030 will be paid to the Department of Treasury.

NOTE 10

AFFORDABLE HOUSING PROGRAM

Section 10(j) of the FHLBank Act requires each FHLBank to establish an AHP. Each FHLBank provides subsidies in the form of direct grants and below-market interest rate advances to members who use the funds to assist in the purchase, construction, or rehabilitation of housing for low- to moderate-income households. Annually, the FHLBanks must set aside for the AHP the greater of $100 million or 10% of regulatory income. Regulatory income is defined as U.S. GAAP income before interest expense related to mandatorily redeemable Class B stock and the assessment for AHP, but after the assessment for REFCORP. The exclusion of interest expense related to mandatorily redeemable Class B stock is a regulatory calculation determined by the Finance Board. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. The amount set aside for AHP is charged to expense monthly and recognized as a liability. The AHP liability is released as members use subsidies. Calculation of the REFCORP assessment is discussed in Note 9.

In the event that an FHLBank records a full year regulatory loss before AHP, no AHP assessment is required to be set aside by that FHLBank. If the result of the aggregate 10% calculation described above is less than $100 million for all 12 FHLBanks, then the FHLBank Act requires the shortfall to be allocated among the FHLBanks, based on the ratio of each FHLBank’s income before AHP and REFCORP to the sum of the income before AHP and REFCORP of the 12 FHLBanks. There was no shortfall for the years ended December 31, 2005 or 2004.

The following table summarizes our AHP activities.

For the Years Ending December 31,	2005	2004
(in thousands)
AHP liability as of January 1	$43,558	$48,368
Additions	1,989	9,191
Distributions, net	(14,312)	(14,001)

AHP liability as of December 31	$31,235	$43,558

In addition to AHP grants, we had outstanding principal in AHP-related advances of $3.0 million and $3.1 million as of December 31, 2005 and 2004.

During 2005, our additions to AHP included a regular assessment of $ 370,000. We also identified nine AHP projects with grants totaling $1.6 million that did not comply with AHP grant requirements. As a result, we refunded AHP for the previously disbursed grants. We continue to evaluate our exposure to losses on outstanding AHP projects and, as of December 31, 2005, and we believe the risk of additional losses is remote.

NOTE 11

MORTGAGE LOANS HELD FOR PORTFOLIO

We historically purchased our mortgage loans held for portfolio directly from participating members through the MPP. The mortgage loans held for portfolio represent held-for-investment mortgage loans that our members originate, service, and support with credit enhancements. If the originating member was not required to

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

service a mortgage loan under the purchase agreement, the servicing for the mortgage loan was transferred to a designated mortgage service provider at the time we purchased the mortgage loan. As of December 31, 2005 and 2004, 88.5% and 84.2% of our outstanding mortgage loans held for portfolio had been purchased from Washington Mutual Bank, F.S.B. This member owned more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 21 for more information.

In accordance with our business plan, we are exiting from the MPP, which will lower our overall interest-rate risk profile and reduce our operating costs, including costs associated with managing risks related to our mortgage loans held for portfolio. In July 2005, we reclassified our entire $1.9 billion portfolio of government-insured mortgage loans as held for sale. In August 2005, we sold $1.4 billion of these loans to an affiliate of one of our members. We realized a gain of $7.1 million on the sale of the mortgage loans, which was partially offset by a valuation loss of $1.1 million that was recognized when we reclassified the unsold mortgage loans as held for portfolio. The valuation loss reduced the net premium associated with the government-insured mortgage loans held for portfolio.

The following table summarizes information on mortgage loans held for portfolio.

As of December 31,	2005	2004
(in thousands)
Fixed, medium-term*, single-family mortgage loans	$1,222,163	$1,507,645
Fixed, long-term, single-family mortgage loans	5,960,379	8,867,355

Total par value	7,182,542	10,375,000
Premiums	79,147	134,903
Discounts	(46,082)	(64,027)

Total	$7,215,607	$10,445,876

*	Medium-term is defined as a term of 15 years or less.

The par value of mortgage loans held for portfolio outstanding as of December 31, 2005 and 2004 was comprised of government-insured mortgage loans totaling $383 million and $2.3 billion and conventional mortgage loans totaling $6.8 billion and $8.1 billion. The estimated fair value of the mortgage loans held for portfolio as of December 31, 2005 and 2004 is reported in Note 19.

To comply with the Finance Board regulation stipulating that the member is responsible for all expected losses on conventional mortgage loans sold to us, we require the member to fund an LRA, either up front as a portion of the purchase proceeds or over time through setting aside a portion of the monthly payment collected. The LRA amount funded by the member is the greater of the expected losses, based on an evaluation of the portfolio or a representative sample of the portfolio, or the minimum amount required by the SMI provider in order to provide supplemental insurance. The LRA funds are used to offset any losses that may occur, with excess funds distributed to the member in accordance with a step-down schedule that is stipulated in each master commitment contract. See Note 1 for additional information.

The following table summarizes the activity of the LRAs.

For the Years Ended December 31,	2005	2004
(in thousands)
Balance, beginning of year	$12,142	$6,565
Additions	5,160	6,309
Distributions	(754)	(732)

Balance, end of year	$16,548	$12,142

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

The total coverage of the combined LRA and SMI does not change over the life of mortgage loans delivered under a master commitment contract. We perform quality control reviews on all individual conventional mortgage loans that become 90 days delinquent, and we, as well as the SMI provider, help the member resolve the delinquency. Because of the credit enhancements in the program, we continue to accrue interest on mortgage loans that are 90 days or more past due.

The following table presents data on mortgage loan delinquencies.

As of December 31,	2005	2004
(in thousands, except percentage data)
30—59 days delinquent	$92,940	$170,928
60—89 days delinquent	31,419	39,567
90 days or more delinquent	67,492	68,523

Total delinquencies	191,851	279,018
Loans past due 90 days or more and still accruing interest	67,492	68,523
Delinquencies as a percent of total principal balance mortgage loans outstanding	2.67%	2.69%

As of December 31, 2005 and 2004, we had no mortgage loans on nonaccrual status. Mortgage loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. As of December 31, 2005 and 2004, we had no investments in impaired mortgage loans. Based on our analysis of the mortgage loan portfolio, we have determined that the credit enhancement provided by the members, including the LRA and SMI, is sufficient to absorb inherent credit losses and that an allowance for credit loss is unnecessary.

We have never experienced a credit loss, nor has our SMI carrier ever experienced a loss claim on a mortgage loan purchased under the MPP. In certain instances, we require our members to repurchase mortgage loans. These instances include failure of a member to comply with MPP requirements, breach of representations and warranties made by a member, non-compliance with final documentation, and servicing errors.

The following table summarizes the number and par value of mortgage loans repurchased by members.

For the Years Ended December 31,	2005	2004
(dollars in thousands)
Number of mortgage loans repurchased by members	422	108
Par value of mortgage loans repurchased by members	$62,180	$14,597

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

NOTE 12

DEPOSITS

We offer demand and overnight deposits for members and qualifying non-members. In addition, we offer short-term deposit programs to members.

The following table details interest bearing and non-interest bearing deposits.

As of December 31,	2005	2004
(in thousands)
Interest bearing
Demand and overnight	$717,499	$867,149
Term	83,278	140,593
Other		5,552

Total interest bearing	800,777	1,013,294

Non-interest bearing demand and overnight	43	20

Total deposits	$800,820	$1,013,314

The average interest rates paid on average deposits during 2005 and 2004 were 3.17% and 1.26%.

The following table summarizes the amount and weighted average interest rate of our interest-bearing deposits by term of maturity.

	December 31, 2005		December 31, 2004
Term to Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
(dollars in thousands)
Overnight and demand*	$744,599	3.89	$872,701	2.09
One to three months	46,405	4.11	131,293	2.15
Three to six months	5,998	4.28	6,525	1.99
Six to 12 months	3,775	4.12	2,775	2.21

Total interest-bearing deposits	$800,777	3.91	$1,013,294	2.10

*	As of December 31, 2004, overnight and demand deposit included $5.6 million of cash collateral from brokers. No cash collateral was held from brokers as of December 31, 2005.

NOTE 13

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

We sell securities under agreements to repurchase the securities. The amounts received under these agreements represent short-term borrowings and are liabilities in the Statements of Condition. We have delivered securities sold under agreements to repurchase to the primary dealer. Should the market value of the underlying securities fall below the market value required as collateral, we must deliver additional securities to the dealer.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

NOTE 14

CONSOLIDATED OBLIGATIONS

Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated obligation bonds and discount notes. Consolidated obligation bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated obligation discount notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

The FHLBanks issue consolidated obligations through the Office of Finance as their agent. In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, we separately track and record as a liability our specific portion of consolidated obligations for which we are the primary obligor. Since we know the amount of consolidated obligations issued on our behalf, we have the ability to structure hedging instruments to match our specific debt. The hedge transactions may be executed on or after the issuance of consolidated obligations and are accounted for in accordance with the guidance of SFAS 133.

The majority of our consolidated obligation bonds are fixed-rate, non-callable bonds sold through a daily auction process. At times, rather than auctioning new debt on which we are primarily liable, we may negotiate with another FHLBank to transfer their existing debt to us. We may do so when the terms or yield of the transferred debt are more favorable than we can obtain through the daily auction process. For example, this may occur when the type of consolidated obligation bond available from another FHLBank is issued in the global debt program, where the bonds trade in a more liquid market than exists for other FHLBank programs, or when their term to maturity on a consolidated obligation bond available from another FHLBank matches more closely the term of the asset to be funded than those of the consolidated obligation bonds available in the daily auction.

Because each FHLBank seeks to manage its market risk within its risk management framework, the opportunity to acquire debt from other FHLBanks on favorable terms is generally limited. If an FHLBank is primarily liable for a type of consolidated obligation bond with terms that do not meet its risk management objectives, it may inquire whether any other FHLBank requires the particular type of consolidated obligation. For example, if an FHLBank has ten-year non-callable consolidated obligation bonds in excess of the advances or mortgages loans that it funded with the proceeds because a portion of the related advances or mortgage loans was repaid, it may inquire whether any other FHLBank requires this type of consolidated obligation bond. If the current yield on the bond is attractive, the second FHLBank may enter into a transfer transaction with the first FHLBank rather than having the FHLBank System issue additional ten-year non-callable debt on its behalf. Our ability to acquire transferred debt depends entirely upon circumstances at other FHLBanks; therefore, we cannot predict when this funding alternative will be available to us.

In circumstances where we transfer debt from another FHLBank, we negotiate a transfer price directly with the transferring FHLBank. We generally transfer debt with a two-day forward settlement. At settlement, we assume the payment obligations on the transferred debt and receive a cash payment equal to the net settlement value of par, discount or premium, and accrued interest, and notify the Office of Finance of a change in primary obligor for the transferred debt.

Although we are primarily liable for the allocated portion of consolidated obligations issued on our behalf, we are also jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all of the consolidated obligations of the FHLBank System. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any FHLBank’s consolidated obligations, even in the absence of a default of an FHLBank. Although it has never occurred, to the extent that an FHLBank would make

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

a payment on a consolidated obligation on behalf of another FHLBank, the paying FHLBank would be entitled to reimbursement from the other FHLBank. However, if the Finance Board determines that an FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro-rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding, or on any other basis the Finance Board may determine. No FHLBank has ever defaulted on a consolidated obligation, and the joint and several requirements have never been invoked.

The par amounts of the FHLBanks’ outstanding consolidated obligations, including consolidated obligations held by other FHLBanks, were $937.5 billion and $869.2 billion as of December 31, 2005 and 2004. The par amounts of the FHLBanks’ outstanding consolidated obligations net of interbank holdings were $931.7 billion and $860.4 billion as of December 31, 2005 and 2004. Regulations require each FHLBank to maintain unpledged qualifying assets equal to its pro-rata shares of the consolidated obligations outstanding. Under the FHLBank Act, qualifying assets are defined as: cash; secured advances; assets with an assessment or rating at least equivalent to the current assessment or rating of the consolidated obligations; obligations of or fully guaranteed by the United States; obligations, participations, or other instruments of or issued by Fannie Mae or Ginnie Mae; mortgages, obligations, or other securities which are or have ever been sold by Freddie Mac; and such securities as fiduciary and trust funds may invest in under the laws of the state in which the FHLBank is located.

To provide the holders of consolidated obligations issued before January 29, 1993 (prior bondholders), the protection equivalent to that provided under the FHLBanks’ previous leverage limit of 12 times the FHLBanks’ regulatory capital stock, prior bondholders have a claim on a certain amount of the qualifying assets, which we call a Special Asset Account (SAA), if regulatory capital stock is less than 8.33% of consolidated obligations. As of December 31, 2005 and 2004, the FHLBanks’ regulatory capital stock was 4.6% and 4.7% of the par value of consolidated obligations outstanding, and the required minimum pledged asset balances were approximately $110,000 and $219,000 as of December 31, 2005 and 2004. The assets designated by the FHLBanks are not restricted and equivalent assets may be substituted upon Office of Finance notification. As of December 31, 2005, we had no assets pledged toward the SAA. Further, the regulations require each FHLBank to transfer qualifying assets in the amount of its allocated share of the FHLBanks’ SAA to a trust for the benefit of the prior bondholders if its capital-to-assets ratio falls below 2.0%. As of December 31, 2005 and 2004, no FHLBank had a capital-to-assets ratio of less than 2.0%; therefore, no assets were being held in a trust. In addition, no trust has ever been established as a result of this regulation, as no FHLBank’s capital-to-assets ratio has ever fallen below 2.0%

• General Terms • Consolidated obligations are issued with either fixed-rate coupon payment terms or variable-rate coupon payment terms that use a variety of indices for interest-rate resets, including the London Interbank Offered Rate, or LIBOR, Constant Maturity Treasury, 11th District Cost of Funds, and others. In addition, to meet the expected specific needs of certain investors in consolidated obligations, both fixed-rate bonds and variable-rate bonds may also contain certain features, which may result in complex coupon payment terms and call options. When such consolidated obligations are issued, we typically enter into interest-rate exchange agreements containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-rate bond. These consolidated obligations, beyond having fixed-rate or simple variable-rate coupon payment terms, may also have the following broad terms regarding either principal repayment or coupon payment terms:

•	Optional Principal Redemption Bonds or callable bonds, may be redeemed by us, in whole or in part, at our discretion, on predetermined call dates, according to terms of bond offerings; and

•	Putable Bonds may be redeemed, in whole or in part, by the bondholder, at its discretion, on predetermined put dates, according to the terms of the bond offering.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

• Interest-Rate Payment Terms • The following table summarizes the par value of consolidated obligation bonds outstanding by interest-rate payment terms.

As of December 31,	2005	2004
(in thousands)
Fixed-rate	$37,786,010	$41,400,870
Simple variable-rate	300,000

Total par value	$38,086,010	$41,400,870

• Redemption Terms • The following table summarizes our participation in consolidated obligation bonds outstanding by year of maturity.

	December 31, 2005			December 31, 2004
Year of Maturity	Amount		Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
(dollars in thousands)
2005	$			$10,230,295	2.48
2006		8,635,775	3.44	7,667,100	3.32
2007		7,957,230	4.21	5,351,125	4.26
2008		6,527,550	3.94	4,519,550	3.67
2009		3,260,500	4.64	2,833,500	4.63
2010		1,963,300	4.55	1,158,300	5.30
Thereafter		9,741,655	5.33	9,641,000	5.39

Total par value		38,086,010	4.33	41,400,870	3.88
Premiums		45,890		65,442
Discounts		(70,100)		(81,052)
Derivative hedging adjustments		(180,243)		(80,521)

Total		$37,881,557		$41,304,739

The figures in the table above include consolidated obligation bonds obtained through transfers from other FHLBanks of $1.4 billion and $1.3 billion of par value and $31.6 million and $32.0 million of associated bond discount as of December 31, 2005 and 2004. In general, we acquired the transferred debt at spreads between zero and seven basis points below the costs we would have incurred to have new debt issued on our behalf at the time of the debt transfer transaction. We believe that the transfer price paid by the transferring FHLBank takes into account its related costs, including any hedge termination fees that it may incur. We do not receive any additional amounts relating to hedge termination fees. In addition, it has not been our practice to assume any associated interest-rate exchange agreements in conjunction with our consolidated obligation bond transfers.

The following table summarizes the par value of consolidated obligations obtained through transfer by primary obligor.

As of December 31,	2005	2004
(in thousands)
FHLBank Chicago	$1,386,000	$1,343,000
FHLBank Pittsburgh	50,000

Consolidated obligation bonds outstanding as of December 31, 2005 and 2004, include callable bonds totaling $19.2 billion and $17.1 billion. We continue to classify our debt as callable after the last call date has passed. Simultaneous with such a debt issue, we may also enter into an interest-rate exchange agreement (in

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

which we pay variable and receive fixed cash flows) with a call feature that mirrors the option embedded in the debt (e.g., a sold callable swap). The combined sold callable swap and callable debt allows us to provide members with more economically priced, variable-rate funding.

The following table summarizes the par value of consolidated obligation bonds outstanding by callable and putable terms.

As of December 31,	2005	2004
(in thousands)
Non-callable or non-putable	$18,473,880	$23,795,320
Callable	19,208,030	17,055,550
Putable	404,100	550,000

Total par value	$38,086,010	$41,400,870

The following table summarizes the par value of consolidated obligation bonds outstanding by year of maturity or next call date.

Year of Maturity	December 31, 2005		December 31, 2004
(in thousands)
2005	$		$23,147,845
2006		22,854,080	5,893,100
2007		4,721,130	3,619,125
2008		3,650,000	2,142,000
2009		1,728,500	1,680,500
2010		648,300	533,300
Thereafter		4,484,000	4,385,000

Total		$38,086,010	$41,400,870

• Consolidated Obligation Discount Notes • Consolidated obligation discount notes are used to raise short-term funds. Discount notes are consolidated obligations with original maturities up to 360 days. These notes are issued at less than their face amount and redeemed at par value when they mature.

The following table summarizes our participation in consolidated obligation discount notes.

Consolidated Obligation Discount Notes	Amortized Cost	Par Value	Weighted Average Interest Rate
(dollars in thousands except interest rate data)
As of December 31, 2005	$10,620,951	$10,646,479	3.95%
As of December 31, 2004	2,801,458	2,807,984	1.65%

The FHLBank Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase consolidated obligations of the FHLBanks aggregating not more than $4.0 billion. The Secretary of the Treasury determines the terms, conditions, and interest rates. There were no such purchases by the U.S. Treasury during the years ended December 31, 2005 and 2004.

NOTE 15

CAPITAL

The Gramm-Leach-Bliley Act (GLB Act) required changes in the capital structure of all FHLBanks. The Finance Board’s capital rule, which implemented the capital provisions of the GLB Act, required each FHLBank

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

to submit a capital plan to the Finance Board by October 29, 2001. The Finance Board approved our capital plan and we converted to our new capital structure during 2002. The conversion was considered a capital transaction and was accounted for at par value.

• Capital Requirements • We are subject to three regulatory capital requirements. First, we must maintain at all times permanent capital in an amount at least equal to the sum of our credit-risk capital requirement, market-risk capital requirement, and operations-risk capital requirement, calculated in accordance with federal law and regulations. Only permanent capital, which is Class B stock and retained earnings, satisfies this risk-based capital requirement. The Finance Board has the authority to require us to maintain a greater amount of permanent capital than is required by our risk-based capital requirement, but has not done so.

Second, we are required to maintain at least a four percent capital-to-assets ratio at all times. However, as described below, we are subject to a higher requirement. For purposes of the capital-to-assets ratio, capital is defined as permanent capital plus nonpermanent capital, divided by total assets.

Third, we are required to maintain at least a five percent leverage ratio at all times. The leverage ratio is defined as the sum of permanent capital weighted by a 1.5 multiplier plus nonpermanent capital, divided by total assets.

For regulatory purposes, mandatorily redeemable Class B stock, discussed further below, is considered permanent capital.

The following table shows our regulatory capital requirements compared to our actual capital position.

Regulatory Capital Requirements	As of December 31, 2005		As of December 31, 2004
	Required	Actual	Required	Actual
(dollars in thousands)
Risk-based capital	$461,462	$2,267,552	$592,685	$2,166,262
Total capital-to-assets ratio	4.00%	4.32%	4.00%	4.50%
Total regulatory capital	$2,101,663	$2,267,552	$1,923,441	$2,166,262
Leverage ratio	5.00%	6.47%	5.00%	6.76%
Leverage capital	$2,627,079	$3,401,328	$2,404,301	$3,249,393

• Supervisory Capital Requirements • Under the business plan, we must maintain a minimum regulatory capital-to-assets ratio of 4.25%. We were in compliance with the applicable regulatory and supervisory capital requirements at all times during 2005, 2004, and 2003. From time to time, adherence to our minimum capital-to-assets ratio may constrain our capacity to make advances to members because advances may increase our total assets without increasing our permanent capital. For example, the recent amendment to our capital plan permitting members to support their advances with their membership stock could increase our total assets through the funding of additional advances without increasing our permanent capital, as members could support advances using their already outstanding membership stock instead of purchasing additional capital stock to support the advances.

In addition, because our current advances activity based stock requirement generally calls for members to hold stock representing only 3.5% of the member’s outstanding advances (minus the membership stock requirement), any additional purchases of capital stock for advances activity would likely not be in proportion to our minimum capital-to-assets ratio of 4.25%. Accordingly, this lack of proportionate capital growth on any new advances compared to our required capital-to-assets ratio could also constrain the growth of our advances from time to time.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

• Capital Plan • Our capital plan provides for two classes of putable Class B stock, each of which has a par value of $100. Each class of stock can be issued, redeemed, and repurchased only at par value. Members are required to hold Class B(1) stock (required balance) equal to the sum of: (1) $500 or 0.75% of the member’s home mortgage loans and mortgage loan pass-through securities; (2) 3.5% of the member’s outstanding principal balance of advances, minus the membership requirement described in (1), subject to certain conditions and restrictions; and (3) 5.0% of the outstanding principal balance of loans that the member has sold to us under the MPP, minus the amount in (1) above, subject to certain conditions and restrictions. A member cannot use any amount of its membership requirement described in (1) that is used to satisfy its requirement described in (2) to also satisfy its requirement described in (3). A member also cannot use any amount of its membership requirement described in (1) that is used to satisfy its requirement described in (3) to also satisfy its requirement described in (2). Members can also hold some amount of Class B(1) stock in excess of the required balance under certain circumstances. Members cannot purchase Class B(2) stock and are not required to hold any amount of Class B(2) stock. Any Class B(1) stock held by a member that exceeds the permitted amount of Class B(1) stock will automatically convert to Class B(2) stock five days after we notify the member of that conversion. A member may elect to convert some or all of its Class B(2) stock back into Class B(1) stock if there is an increase in the amount of excess stock that the member is permitted to hold. In addition, we will automatically convert any Class B(2) stock held by a member into Class B(1) stock to cover any shortfall in a member’s required balance after any recalculation, if the member’s excess Class B(1) stock is insufficient to cover the shortfall.

Each member has the right to vote its stock for the number of directors allocated to the member’s state, subject to certain limitations on the maximum number of shares that can be voted, as set forth in applicable law and regulations.

• Dividends • Generally, under our capital plan, our Board of Directors can declare and pay dividends, in either cash or capital stock, only from retained earnings or current net earnings. Dividends on Class B(1) stock will be in the amount and form as may be declared by the Board of Directors, except that dividends may not exceed the sum of: (1) that quarter’s net earnings by us; plus (2) net earnings previously retained by us; less (3) the amount of any dividends that the Board of Directors declares on Class B(2) stock that quarter.

However, on May 18, 2005 the Finance Board accepted our business plan, subject to our adoption of certain dividend and stock purchase restrictions. To meet the Finance Board condition, our Board of Directors adopted a policy on May 18, 2005 suspending indefinitely the declaration of payment of any dividends and providing that any future dividends declaration or payment generally may be made only after prior approval of the OS Director. This policy will be in effect until formally revoked by our Board of Directors, following approval of the OS Director. Our Board of Directors did not seek a waiver to declare dividends in 2005.

We paid dividends of $8.2 million on Class B(1) stock and $234,000 on Class B(2) stock during 2005. During 2004, we paid dividends of $62.9 million on Class B(1) stock and $1.3 million on Class B(2) stock.

• Stock Redemption • Generally, after the conversion to our new capital plan on June 30, 2002, and provided that we are in compliance with the regulatory capital requirements, Class B(1) stock and Class B(2) stock are redeemable five years after: (1) written notice from the member, (2) consolidation or merger of two members, or (3) withdrawal or termination of membership. Prior to June 30, 2002, capital stock could be redeemed upon six months’ notice. We may elect to repurchase stock that is subject to redemption prior to the expiration of the five-year notice period, subject to restrictions contained in the FHLBank Act, Finance Board regulations, and our capital plan, but we are under no obligation to do so. In addition, subject to the same restrictions, we may elect, at any time and upon five days’ written notice, to repurchase at par value, payable in cash, any excess Class B(2) stock. Historically, we have generally voluntarily repurchased stock that was subject to redemption within one month after receipt of a member’s redemption request.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

However, on May 18, 2005, the Finance Board accepted our business plan, subject to our adoption of certain dividend and stock repurchase restrictions. To meet the Finance Board condition, our Board of Directors adopted a policy on May 18, 2005 suspending indefinitely the repurchases of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. This policy will be in effect until formally revoked by our Board of Directors, following approval of the OS Director. We do not expect to obtain waivers from the Finance Board for the repurchase of the Class B(1) or B(2) stock for the foreseeable future.

In accordance with the GLB Act, each class of our Class B stock is considered putable with restrictions, due to the significant restrictions on the obligation/right to redeem and the limitation of the redemption privilege to a small fraction of our outstanding stock. Statutory and regulatory restrictions on the redemption of our Class B stock include the following:

•	In no case may we redeem any Class B stock if, following such redemption, we would fail to satisfy our minimum capital requirements (i.e., a statutory capital-to-asset ratio requirement established by the GLB Act, and a regulatory risk-based capital-to-asset ratio requirement established by the Finance Board). By law, all member holdings of our Class B stock immediately become non-redeemable if we become undercapitalized.

•	In no case may we redeem any Class B stock if either our Board of Directors or the Finance Board determines that we have incurred, or are likely to incur, losses resulting, or expected to result, in a charge against capital.

•	In addition to possessing the authority to prohibit Class B stock redemptions, our Board of Directors has a right and an obligation to call for additional Class B stock purchases by our members, as a condition of membership, as needed to satisfy statutory and regulatory capital requirements. These requirements include the maintenance of a stand-alone “AA” credit rating from a nationally recognized statistical rating organization.

•	If, during the period between receipt of a Class B stock redemption notification from a member and the actual redemption (which could last indefinitely if we were undercapitalized, did not have the required credit rating, etc.), an FHLBank becomes insolvent and is either liquidated or forced to merge with another FHLBank, the redemption value of our Class B stock will be established either through the market liquidation process or through negotiation with a merger partner. In either case, all senior claims must first be settled at par, and there are no claims which are subordinated to the rights of FHLBank stockholders.

•	The GLB Act states that we may redeem, at our sole discretion, stock investments that exceed the required minimum amount.

•	In no case may we redeem any Class B stock if the principal or interest due on any consolidated obligation issued by the Office of Finance has not been paid in full.

•	In no case may we redeem any Class B stock if we fail to provide the Finance Board the quarterly certification required by section 966.9(b)(1) of the Finance Board’s rules prior to declaring or paying dividends for a quarter.

•	In no case may we redeem any Class B stock if we project that we will fail to comply with statutory or regulatory liquidity requirements or will be unable to timely and fully meet all of our obligations, actually fail to satisfy these requirements or obligations, or negotiate to enter or enter into an agreement with another FHLBank to obtain financial assistance to meet our current obligations.

• Mandatorily Redeemable Class B Stock • We adopted SFAS 150 as of January 1, 2004. In accordance with SFAS 150, we reclassify from equity to a liability Class B stock when a member gives notice of intent to

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

withdraw from membership or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership and we determine the penalty the member would incur for rescinding the redemption request to be substantive. Written redemption requests of excess stock remain classified as equity because the penalty of rescission is not substantive as it is based on the forfeiture of future dividends, which we are not currently paying. If circumstances change, such that the rescission of an excess stock redemption request is subject to a substantive penalty, we would reclassify such stock as mandatorily redeemable capital stock. The reclassification is made at fair value. Dividends on mandatorily redeemable capital stock are accrued on the settlement date and reported as interest expense in the Statements of Income. The repayment of these mandatorily redeemable financial instruments will be reflected as financing activities in the Statements of Cash Flows on settlement date. See also “Background Information—Finance Board Agreement; Three-Year Business and Capital Management Plan,” before Note 1, as well as “—Stock Redemption” above, for discussion of restrictions regarding our repurchase of Class B stock.

As of December 31, 2005 and 2004, we had $66.3 million and $64.1 million in Class B stock subject to mandatory redemption with 11 and six members and former members. These amount have been classified as “mandatorily redeemable Class B stock” in the Statements of Condition.

The Finance Board has confirmed that the accounting treatment for mandatorily redeemable stock will not affect the definition of capital for purposes of determining our compliance with regulatory capital requirements, calculating our mortgage securities investment authority (300% of total capital), calculating our unsecured credit exposure to other GSEs (100% of total capital), or calculating our unsecured credit limits to other counterparties (various percentages of total capital depending on the rating of the counterparty).

The following table summarizes the amount of mandatorily redeemable Class B stock, by contractual year of redemption.

Contractual Year of Redemption	December 31, 2005		December 31, 2004
(in thousands)
2005	$		$561
2008		63,622
2009		2,637	63,578

Total		$66,259	$64,139

The following table summarizes our activity relating to mandatorily redeemable Class B stock.

For the year Ended December 31,	2005	2004
(in thousands)
Balance, beginning of year	$64,139	$
Capital stock subject to mandatory redemption reclassified from equity
Withdrawals	2,387		63,748
Other redemptions	65,100		466,475
Capital stock subject to mandatory redemption reclassified to equity	(65,515)
Imputed interest and dividends	148		378
Other redemptions			(466,462)

Balance, end of year	$66,259		$64,139

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

• Membership • The GLB Act made membership in the Seattle Bank voluntary. Members that withdraw from membership must wait five years from the divesture date for all Class B stock that is held as a condition of membership, as that requirement is set out in our capital plan, unless the institution has cancelled its notice of withdrawal prior to that date, before being readmitted to membership in any FHLBank.

• Capital Concentration • Two members held Class B stock totaling 38.2% and 33.3% of our total outstanding Class B stock and mandatorily redeemable Class B stock as of December 31, 2005 and 2004, and both of these members held more than 10% of our outstanding Class B stock and mandatorily redeemable Class B stock as of December 31, 2005 and 2004. See Note 21 for additional information. No other member held more than 10% of our outstanding Class B stock and mandatorily redeemable Class B stock as of these dates.

NOTE 16

EMPLOYEE RETIREMENT PLANS

We participate in the Pentegra Defined-Benefit Plan for Financial Institutions, a tax qualified benefit pension plan, formerly known as the Financial Institutions Retirement Fund. The plan covers substantially all of our officers and employees hired before January 1, 2004. Our contributions to the plan through June 30, 1987, represented the normal cost of the plan. The plan reached the full-funding limitation, as defined by the Employee Retirement Income Security Act, for the plan year beginning July 1, 1987, because of favorable investment and other actuarial experience during previous years. As a result, the plan suspended employer contributions for all plan years ending after June 30, 1987, through June 30, 2003. Contributions to the plan resumed on July 1, 2003. Funding and administrative costs of the plan charged to operating expenses were $2.5 million and $1.8 million in 2005 and 2004. The Pentegra Defined-Benefit Plan for Financial Institutions is a multi-employer plan and does not segregate its assets, liabilities, or costs by participating employer. As a result, disclosure of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributable to the Seattle Bank cannot be made.

We also provide two defined-contribution plans. One plan is open to all eligible employees and our contributions to that plan are equal to a percentage of voluntary employee contributions, subject to certain limitations. We contributed $509,000, $510,000, and $403,000 for the years ended December 31, 2005, 2004, and 2003. The second plan covers substantially all officers and employees hired after December 31, 2003. Our contributions to the second plan are equal to a percentage of the participating employee’s annual salary. Contributions to the plan were $84,000 for the year ended December 31, 2005 and there were no contributions for the years ended December 31, 2004 and 2003.

In addition, we maintain a supplemental defined-contribution plan and a supplemental defined-benefits plan for certain highly compensated employees, which are funded supplemental retirement plans. The supplemental defined-contribution plan liability consists of deferred compensation and accrued earnings on deferred compensation. Our minimum obligation on the supplemental defined-contribution retirement plan as of December 31, 2005 and 2004 was $249,000 and $1.6 million. Operating expense includes deferred compensation and accrued earnings of $(40,000), $118,000, and $179,000 for the years ended December 31, 2005, 2004, and 2003.

Our liability for the supplemental defined-benefits retirement plan consists of the actuarial present value of benefits for the participants, accumulated deferred compensation, and accrued earnings on the deferrals. Our minimum obligation on the plan as of December 31, 2005 and 2004 was $621,000 and $2.1 million. Operating expense includes deferred compensation and accrued earnings of $230,000, $539,000, and $565,000 for the years ended December 31, 2005, 2004, and 2003.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

The following table summarizes our obligations and funding status of our supplemental defined-benefits retirement plan.

As of December 31,	2005	2004
(in thousands)
Change in benefit obligation
Projected benefit obligation as of January 1,	$2,541	$3,346
Service cost	33	299
Interest cost	130	218
Payouts for retirements	(1,351)

Projected benefit obligation as of December 31,	1,353	3,863

Funded status
Unrecognized net actuarial loss	305	594
Unrecognized prior service cost	427	1,125

Net amount recognized	$621	$2,144

There was no effect on other comprehensive income as a result of the current pension cost recognized. The following table summarizes the amounts recognized in the Statements of Condition for our supplemental defined-benefits retirement plan.

As of December 31,	2005	2004
(in thousands)
Accrued benefit obligation	$814	$2,144
Intangible asset	193

Net amount recognized	$621	$2144

The following table summarizes the components of the net periodic pension cost for our supplemental defined-benefits retirement plan.

For the Years Ended December 31,	2005	2004	2003
(in thousands)
Service cost	$33	$299	$294
Interest cost	130	218	203
Curtailment Gain	(701)	0	0
Settlement Loss	313	0	0
Amortization of unrecognized prior service cost	23	62	62
Amortization of unrecognized net loss		16	32

Net periodic pension cost	$(202)	$595	$591

We realized a curtailment gain net of settlement loss of $389,000 as a result of the termination and retirement of certain highly compensated employees during the years ended December 31, 2004 and 2005. The measurement date used to determine the current year’s benefit obligation was December 31, 2005.

The following table summarizes the key assumptions and other information for the actuarial calculations for our supplemental defined- benefits retirement plan.

For the Years Ended December 31,	2005	2004
Discount rate	5.5%	6.0%
Salary increase	5.0%	5.0%
Amortization period (years)	19.1	17.3

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

The following table summarizes, as of December 31, 2005, the estimated future benefit payments reflecting expected future service.

Years	Payments
2006	$243,104
2007	29,825
2008	29,153
2009	28,428
2010	27,645
2011-2015	125,148

NOTE 17

SEGMENT INFORMATION

We have historically offered products and services through two operating segments: traditional member finance and the MPP. We expect to continue to report MPP as a separate segment until such time as we no longer review the operating results from the MPP to make decisions about resources to be allocated to the segment. Our exit from the MPP is part of the business plan.

Our traditional member finance activities include making advances, providing letters of credit, accepting deposits, and providing securities safekeeping and other services. We also include in this segment investments in financial instruments that are used for liquidity and to generate income on member capital. In addition, the traditional member finance segment includes derivative instruments used as economic hedges to manage our overall interest-rate risk. Our second segment, the MPP, consists of mortgage loans we hold as a result of purchases from participating members.

Each segment includes the debt funding and derivative instruments either specifically associated with or allocated to the segment’s assets, as well as other income such as service or pair-off fees. Operating expenses identified to a specific segment, such as salaries and benefits, hardware and software licensing and service fees, and other contractual services, are included in each segment. Operating expenses that are not directly associated with each segment are allocated based on its relative percentage of specifically identified operating expenses to total specifically identified operating expenses. Finally, each operating segment shares in our AHP and REFCORP assessments based on its relative percentage of income before assessments.

During the third quarter of 2004, we refined our method of allocating net interest income and other expenses between the traditional member finance and MPP segments to more accurately reflect the results associated with each operating segment. This refinement included a reallocation of short-term investments and debt to reflect the impact of mortgage loan paydowns to the MPP segment and an allocation of operating expenses not specifically identified to each segment. The applicable amounts relating to 2004 periods have been reclassified to conform to this new method of allocation. During the third quarter of 2005, we implemented a strategy of managing our business to a capital-to-assets ratio of 4.30% in order to fully use our capital and fund advances. This strategy resulted in an increase of short-term investments, which we allocate primarily to the traditional member finance segment.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

The following table summarizes our condensed statements of income by operating segment.

For the Years Ended December 31,	2005	2004	2003
(in thousands)

Traditional Member Finance
Interest income	$1,455,502	$1,119,028	$1,112,709
Interest expense	1,407,243	1,010,203	962,096

Net interest income	48,259	108,825	150,613
Other income (loss)	(4,969)	2,723	14,882
Other expenses	(37,457)	(28,648)	(24,101)

Income before assessments	5,833	82,900	141,394
AHP	(641)	(6,767)	(11,542)
REFCORP	(1,038)	(15,227)	(25,970)

Total assessments	(1,679)	(21,994)	(37,512)

Net income	$4,154	$60,906	$103,882

Mortgage Purchase Program
Interest income	$505,417	$553,931	$470,365
Interest expense	456,886	507,120	403,037

Net interest income	48,531	46,811	67,328
Other income (loss)	(22,815)	787	(3,764)
Other expenses	(29,037)	(17,907)	(9,272)

Income before assessments	(3,321)	29,691	54,292
AHP	271	(2,424)	(4,432)
REFCORP	610	(5,453)	(9,972)

Total assessments	881	(7,877)	(14,404)

Net income	$(2,440)	$21,814	$39,888

Total
Interest income	$1,960,919	$1,672,959	$1,583,074
Interest expense	1,864,129	1,517,323	1,365,133

Net interest income	96,790	155,636	217,941
Other income (loss)	(27,784)	3,510	11,118
Other expenses	(66,494)	(46,555)	(33,373)

Income before assessments	2,512	112,591	195,686
AHP	(370)	(9,191)	(15,974)
REFCORP	(428)	(20,680)	(35,942)

Total assessments	(798)	(29,871)	(51,916)

Net income	$1,714	$82,720	$143,770

The following table summarizes our total assets by operating segment.

Total Assets by Operating Segment,	2005	2004	2003
(in thousands)
Traditional Member Finance	$42,909,963	$36,151,479	$39,064,788
Mortgage Purchase Program	9,631,607	11,934,544	12,099,027

Total assets	$52,541,570	$48,086,023	$51,163,815

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

NOTE 18

DERIVATIVES AND HEDGING ACTIVITIES

We may enter into interest-rate swaps (including callable and putable swaps), swaptions, interest-rate cap and floor agreements, calls, puts, and futures and forward contracts (collectively referred to as derivatives or interest-rate exchange agreements) to manage our exposure to changes in interest rates. By entering into interest-rate exchange agreements, we may adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. For example, we use derivatives in our overall interest-rate risk management to adjust the interest-rate sensitivity of consolidated obligations to approximate more closely the interest-rate sensitivity of assets (e.g., advances, investments, and mortgage loans held for portfolio), or to adjust the interest-rate sensitivity of advances, investments, or mortgage loans held for portfolio to approximate more closely the interest-rate sensitivity of liabilities. In addition to using derivatives to manage mismatches of interest rates between assets and liabilities, we also use derivatives as follows: (1) to manage embedded options in assets and liabilities, (2) to hedge the market value of existing assets and liabilities, (3) to hedge the duration risk of prepayable instruments, (4) to offset other derivatives executed with members (when we serve as an intermediary), and (5) to reduce funding costs.

We use derivatives in several ways: by designating them as a fair value hedge of an underlying financial instrument, by acting as an intermediary, or in managing our assets and liabilities (i.e., an economic hedge). An economic hedge is defined as a derivative hedging specific or non-specific underlying assets, liabilities, or firm commitments that does not qualify or was not designated for hedge accounting, but is an acceptable hedging strategy under our risk management program. An economic hedge by definition introduces the potential for earnings variability caused by the changes in fair value on the derivatives that are recorded in our earnings but not offset by recording corresponding changes in the value of the economic-hedged assets, liabilities, or firm commitments.

In accordance with Finance Board regulation, we enter into derivatives only to reduce the interest-rate risk exposures inherent in otherwise unhedged assets and funding positions, to achieve our risk management objectives, and, formerly, to act as an intermediary between our members and counterparties. We use derivatives when they are considered the most cost-effective alternative to achieve our financial and risk management objectives. Accordingly, we may enter into derivatives that do not necessarily qualify for hedge accounting (i.e., economic hedges). As a result, we recognize only the change in fair value of these derivatives in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities” with no offsetting fair value adjustments for the asset, liability, or firm commitment.

For the years ended December 31, 2005, 2004, and 2003, we recorded $26.5 million, $15.6 million, and $6.2 million net losses on derivatives and hedging activities in other income. The following table summarizes our net losses on derivatives and hedging activities.

For the Years Ended December 31,	2005	2004	2003
(in thousands)
Net gain (loss) related to fair value hedge ineffectiveness	$(4,974)	$4,350	$8,273
Net loss on economic hedges	(21,501)	(19,933)	(14,452)

Net loss on derivatives and hedging activities	$(26,475)	$(15,583)	$(6,179)

We had no cash flow hedges during the years ended December 31, 2005, 2004, and 2003.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

The following table summarizes the outstanding notional amounts and estimated fair values of the derivatives outstanding.

	2005		2004
As of December 31,	Notional	Estimated Fair Value	Notional	Estimated Fair Value
(in thousands)
Interest-rate swaps
Fair value	$17,359,659	$(175,885)	$12,450,852	$(227,062)
Economic	773,300	53	1,056,800	(52,636)
Interest-rate swaptions
Economic			1,450,000	165
Interest-rate cap/floor
Fair value	30,000	859	30,000	496
Economic	300,000	782	700,000	1,438
Interest-rate futures/forwards
Economic			112,000	(162)
Mortgage delivery commitments
Economic			39,609	67

Total	$18,462,959	$(174,191)	$15,839,261	$(277,694)

Accrued interest		53,631		27,373

Net derivative balances		$(120,560)		$(250,321)

Derivative balances
Assets		$13,205		$24,477
Liabilities		(133,765)		(274,798)

Net derivative balances		$(120,560)		$(250,321)

• Hedging Activities • Prior to entering into a hedge transaction, we document all relationships between derivative hedging instruments and hedged items, our risk management objectives and strategies for undertaking various hedge transactions, and our method of assessing effectiveness. This process includes linking all derivatives that are designated as fair value hedges to: (1) assets and liabilities on the balance sheet or (2) firm commitments. We also formally assess (both at the inception of the hedge and at least quarterly) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value of the hedged items and whether those derivatives may be expected to remain effective in future periods. We typically use regression analysis or other statistical analyses to assess the effectiveness of our hedges.

We discontinue hedge accounting treatment prospectively when: (1) we determine that the derivative is no longer effective in offsetting changes in the fair value of a hedged item; (2) the derivative or the hedged item expires or is sold, terminated, or exercised; (3) a hedged firm commitment no longer meets the definition of a firm commitment; or (4) we determine that designating the derivative as a hedging instrument, in accordance with hedge accounting treatment, is no longer appropriate.

• Consolidated Obligations • While consolidated obligations are the joint and several obligations of the FHLBanks, each FHLBank has consolidated obligations for which it is the primary obligor. We enter into derivatives to hedge the interest-rate risk associated with our specific debt issuances. Since we know the amount of consolidated obligations issued on our behalf, we have the ability to structure hedging instruments to match our specific debt. The hedge transactions may be executed on or after the issuance of consolidated obligations and are accounted for in accordance with SFAS 133.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

In a typical transaction, fixed-rate consolidated obligations are issued for one or more FHLBanks, and each FHLBank simultaneously enters into a matching derivative in which the counterparty pays fixed cash flows to the FHLBank, designed to mirror in timing and amount the interest payments the FHLBank pays on the consolidated obligation for which it is the primary obligor. Such transactions are treated as fair value hedges under SFAS 133. The net result of this transaction is that we pay a variable interest rate that closely matches the interest rates we receive on short-term or variable-rate advances. By simultaneously accessing both the debt and swap markets, we are able to raise funds at lower net costs than we might otherwise have been able to by only issuing fixed- or variable-rate consolidated obligations in the debt markets.

• Advances • When a member prepays an advance, our future income could be lower if the principal portion of the prepaid advance were invested in lower-yielding assets that continue to be funded by higher-cost debt. To protect against this risk, we generally charge a prepayment fee that makes us financially indifferent to a member’s decision to prepay an advance. When we offer advances (other than short-term advances) that a member may prepay without a prepayment fee, we usually finance such advances with callable debt or otherwise hedge this option.

By making putable advances, we purchase from the member a put option that enables us to terminate an advance if interest rates increase. We may hedge a putable advance by entering into a cancelable derivative with a counterparty, pursuant to which we pay a fixed rate and receive a variable rate. This is treated as a fair value hedge under SFAS 133. The derivative counterparty may cancel the derivative on the put date, which would normally occur in a rising rate environment, and we would, in turn, terminate the advance.

We also offer our members capped advances, or variable-rate advances with a maximum interest rate. To protect us against unfavorable changes in interest rates, when we make a capped advance, we typically purchase an offsetting interest-rate cap from a broker. This is treated as a fair value hedge under SFAS 133.

• Mortgage Loans Held For Portfolio • To enable us to lower our overall interest-rate risk profile and reduce our operating cost structure, including costs associated with managing risks related to our mortgage loans held for portfolio, we are exiting the MPP.

We have historically invested in fixed-rate mortgage loans. The prepayment options embedded in mortgage loans can result in extensions or contractions in the expected repayment of these assets, depending on changes in estimated prepayment speeds. We attempt to manage the interest-rate and prepayment risk associated with mortgage loans through debt issuance. We issue both callable and non-callable debt to attempt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans. We may also purchase interest-rate exchange agreements to manage the prepayment risk embedded in the mortgage loans. Although these derivatives are valid economic hedges against the prepayment risk of the mortgage loans, they are not specifically linked to individual mortgage loans, and we account for these derivatives as freestanding pursuant to SFAS 133.

Historically, we received pair-off fees at closing of a mortgage delivery contract only when the amount of mortgage loans actually funded was less than 99% of the delivery commitment amount. We classified such pair-off fees in “other income.” Pair-off fees received for non-delivery of mortgage loans were $13,000 and $54,000 for 2005 and 2004.

• Firm Commitments • Prior to July 1, 2003, we hedged the fair value of firm commitments to purchase fixed-rate mortgage loans by using derivatives with similar fair-value characteristics. We normally hedged these commitments by selling mortgage-backed securities to be announced, or MBS TBA, or other derivatives for forward settlement. An MBS TBA is a contract where the following information is known: (1) the type of security, which will usually be a certain type of Fannie Mae, Freddie Mac, or Ginnie Mae program and type of

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

mortgage (i.e., GNMA 30-year pass-through); (2) the coupon or interest rate; (3) the face value (the total dollar amount of MBS); (4) the price; and (5) the settlement date. The individual mortgage loans underlying the MBS TBA may or may not be known. These transactions were treated as fair value hedges.

In accordance with SFAS 149, mortgage purchase commitments entered into after June 30, 2003, are considered derivatives. Accordingly, both the commitment and the derivatives used in the firm commitment hedging strategy are recorded as derivative assets or derivative liabilities at fair value, with changes in fair value recognized in the current period earnings. When the mortgage purchase commitment settles, the current market value of the commitment is factored into the basis of the mortgage loan and amortized accordingly.

• Investments • We may manage the risk arising from changing market prices or cash flows of investment securities classified as trading by entering into derivatives (i.e., economic hedges) that offset the changes in fair value or cash flows of the securities. The fair value changes of the trading securities and the associated derivatives are included in other income in the Statements of Income and presented as “net gain (loss) on trading securities” and “net realized and unrealized gain (loss) on derivatives and hedging activities,” respectively.

• Intermediation • We are not a derivatives dealer, and we do not trade derivatives for short-term profit; however, we may act as an intermediary between members and counterparties by entering into offsetting interest-rate exchange agreements. The notional amounts and settlement, interest payment, and maturity dates are identical in the offsetting interest-rate exchange agreements. Although we discontinued offering member swaps as a standard product in mid-2004, we will continue to maintain the existing transactions through maturity. The derivatives used in intermediary swaps do not qualify for hedge accounting treatment, and the fair value adjustments are recorded separately through current period earnings. The net result of the accounting for these derivatives does not significantly affect our operating results. These amounts are recorded in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities.”

The following table summarizes the notional amounts of member intermediary swap transactions and gain (loss) on member intermediary swap transactions.

As of December 31,	2005	2004
(in thousands)
Notional amount
Member swaps*	$60,500	$560,500
Offsetting counterparty swaps*	60,500	60,500

Total notional amount	$121,000	$621,000

For the Year Ended December 31,	2005	2004
(in thousands)
Gain (loss)
Member swaps	$394	$495
Offsetting counterparty swaps	(509)	(572)

Total gain (loss)	$(115)	$(77)

*	As of December 31, 2004, the notional amounts are not equal because two member swaps, each with a notional of $250 million, had offsetting terms.

We may enter into interest-rate exchange agreements to offset the economic effect of other derivatives that are no longer designated in a hedge transaction of one or more advances, investments, or consolidated obligations. In these intermediary transactions, maturity dates, call dates, and fixed interest rates match, as do the notional amounts on the de-designated portion of the interest-rate exchange agreement and the intermediary derivative.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

The following table summarizes the notional amounts and gains (losses) on intermediary swap transactions to offset derivatives that are no longer designated in a hedge transaction.

As of December 31,	2005	2004
(in thousands)
Notional amount
De-designated swaps	$326,000	$118,000
Offsetting counterparty swaps	325,800	117,800

Total notional amount	$651,800	$235,800

For the Year Ended December 31,	2005	2004
(in thousands)
Gain (loss)
De-designated swaps	$(5,746)	$1,059
Offsetting counterparty swaps	5,753	(1,056)

Total gain (loss)	$7	$3

• Credit Risk • We are subject to credit risk due to the risk of nonperformance by counterparties to our derivative assets. The degree of counterparty risk on derivative agreements depends on the extent to which we use master netting arrangements and other credit enhancements to mitigate the risk. We manage counterparty credit risk through credit analysis and collateral requirements and by following the requirements set forth in Finance Board regulations. Based on credit analyses and collateral requirements, we do not anticipate any credit losses on our derivative agreements.

The contractual or notional amount of derivatives reflects our involvement in the various classes of financial instruments. The notional amount of derivatives does not measure our credit risk exposure, and our maximum credit exposure is substantially less than the notional amount. The maximum credit risk is the estimated cost of replacing favorable interest-rate swaps, forward agreements, mortgage purchase commitments for mortgage loans, and purchased caps and floors if the counterparty defaults, and if the related collateral, if any, is of no value to us. As of December 31, 2005 and 2004, our maximum credit risk, as defined above, was approximately $4.5 million and $21.8 million. These totals include $4.5 million and $6.9 million of net accrued interest receivable. In determining maximum credit risk, we consider accrued interest receivables and payables, as well as the legal right to offset assets and liabilities by counterparty. We held no securities or cash as collateral from our counterparties as of December 31, 2005. We held $5.6 million cash collateral as of December 31, 2004. Additionally, collateral with respect to intermediary derivatives with member institutions includes collateral assigned to us, as evidenced by a written security agreement and held by the member institution for our benefit.

We transact most of our derivatives with large banks and major broker-dealers. Some of these banks and broker-dealers or their affiliates buy, sell, and distribute consolidated obligations. Note 20 discusses assets pledged by us to these counterparties.

NOTE 19

ESTIMATED FAIR VALUE

We have determined the fair value estimates using available market information and our best judgment of appropriate valuation methods. These estimates are based on information available to us as of December 31, 2005 and 2004. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

active secondary market does not exist for a portion of our financial instruments, in certain cases fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The fair value summary tables below do not represent an estimate of the overall market value of the Seattle Bank as a going concern, which would take into account, among other factors, future business opportunities.

• Cash and Due From Banks • The estimated fair value approximates the recorded book value.

• Interest-Bearing Deposits and Investments • The estimated fair value is determined based on quoted prices, excluding accrued interest, as of the last business day of the year. When quoted prices are not available, the estimated fair value is determined by calculating the present value of the expected future cash flows and reducing the amount for accrued interest receivable.

• Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase • The estimated fair value approximates the recorded book value.

• Federal Funds Sold • The estimated fair value is determined by calculating the present value of the expected future cash flows. The discount rates used in these calculations are the rates for federal funds with similar terms.

• Advances • We determine the estimated fair value of advances with fixed rates by calculating the present value of expected future cash flows from the advances and excluding the amount for accrued interest receivable. The discount rates used in these calculations are the consolidated obligation rates for instruments with similar terms as of the last business day of the year. Under the Finance Board’s advances regulations, advances with a maturity and repricing period greater than six months require a prepayment fee sufficient to make us financially indifferent to the borrower’s decision to prepay the advances. Therefore, the estimated fair value of advances does not assume prepayment risk. We determine the estimated fair value of advances with variable rates using LIBOR rates as the discount factor.

• Mortgage Loans Held for Portfolio • The estimated fair values for mortgage loans are determined based on quoted market prices from an independent source of similar mortgage loans. These prices, however, can change rapidly, based upon market conditions, and are highly dependent on the underlying prepayment assumptions.

• Accrued Interest Receivable and Payable • The estimated fair value is the recorded book value.

• Derivative Assets and Liabilities • We base the estimated fair values of interest-rate exchange agreements on instruments with similar terms or available market prices, including accrued interest receivable and payable. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using techniques such as discounted cash flow analysis and comparisons to similar instruments. Estimates developed using these methods are highly subjective and require judgments regarding significant matters, such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Because these estimates are made as of a specific point in time, they are susceptible to material near-term changes. The fair values are netted by counterparty where such legal right exists. If these netted amounts are positive, they are classified as an asset and if negative, a liability.

• Deposits • We determine estimated fair values of member institutions’ deposits with fixed rates by calculating the present value of expected future cash flows from the deposits and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of deposits with similar terms.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

• Consolidated Obligations • The estimated fair values for consolidated obligations are based on quoted market prices from independent third-party sources.

• Mandatorily Redeemable Class B Stock • The fair value of Class B stock subject to mandatory redemption generally approximates par value. Fair value also includes estimated dividend earned at the time of reclassification from equity to liabilities, until such amount is paid, and any subsequently declared stock dividend. Class B stock can only be acquired by members at par value and redeemed at par value (plus any declared but unpaid dividends). Class B stock is not traded and no market mechanism exists for the exchange of Class B stock outside our cooperative.

• Commitments • The estimated fair value of our commitments to extend credit is determined using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Mortgage loan purchase commitments are recorded as derivatives at their fair value. The estimated fair value of standby letters of credit is based on the present value of fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

• 2005 Fair Value Summary Table • The following table summarizes the carrying value and estimated fair values of our financial instruments.

As of December 31, 2005	Carrying Value	Net Unrealized Gains (Losses)		Estimated Fair Value
(in thousands)
Assets
Cash and due from banks	$4,124	$		$4,124
Interest-bearing deposits	1,430,367		15	1,430,382
Securities purchased under agreement to resell	850,000			850,000
Federal funds sold	6,428,000		(45)	6,427,955
Held-to-maturity securities	14,877,594		(292,895)	14,584,699
Advances	21,435,492		28,051	21,463,543
Mortgage loans held for portfolio	7,215,607		(190,257)	7,025,350
Accrued interest receivable	250,943			250,943
Derivative assets	13,205			13,205

Liabilities
Deposits	(800,820)		21	(800,799)
Securities sold under agreements to repurchase	(393,500)			(393,500)
Consolidated obligations:
Discount notes	(10,620,951)		2,843	(10,618,108)
Bonds	(37,881,557)		89,187	(37,792,370)
Mandatorily redeemable Class B stock	(66,259)			(66,259)
Accrued interest payable	(377,236)			(377,236)
Derivative liabilities	(133,765)			(133,765)

Other
Commitments to extend credit for advances	(1,027)			(1,027)
Commitments to issue consolidated obligation bonds			77	77

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

• 2004 Fair Value Summary Table • The following table summarizes the carrying value and estimated fair values of our financial instruments.

As of December 31, 2004	Carrying Value	Net Unrealized Gains (Losses)		Estimated Fair Value
(in thousands)
Assets
Cash and due from banks	$4,562	$		$4,562
Interest-bearing deposits	200,000		(337)	199,663
Federal funds sold	1,679,500		(1,080)	1,678,420
Trading securities	255,680			255,680
Held-to-maturity securities	20,287,852		(48,077)	20,239,775
Advances	14,897,099		141,140	15,038,239
Mortgage loans held for portfolio	10,445,876		25,775	10,471,651
Accrued interest receivable	261,806			261,806
Derivative assets	24,477			24,477

Liabilities
Deposits	(1,013,314)		46	(1,013,268)
Securities sold under agreements to repurchase	(79,300)			(79,300)
Consolidated obligations:
Discount notes	(2,801,458)		1,862	(2,799,596)
Bonds	(41,304,739)		(376,641)	(41,681,380)
Mandatorily redeemable Class B stock	(64,139)			(64,139)
Accrued interest payable	(375,682)			(375,682)
Derivative liabilities	(274,798)			(274,798)

Other
Commitments to extend credit for advances	(976)			(976)
Commitments to extend credit for mortgage loans held for portfolio	67			67
Commitments to issue consolidated obligation bonds			(1,236)	(1,236)
Commitments to issue consolidated obligation discount notes			(21)	(21)

NOTE 20

COMMITMENTS AND CONTINGENCIES

As described in Note 14, the 12 FHLBanks have joint and several liability for all the consolidated obligations issued on behalf of the FHLBank System. Accordingly, one or more of the FHLBanks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. No FHLBank has ever had to assume or pay interest or principal on the consolidated obligations of another FHLBank.

We have considered the guidance of FASB Interpretation No. 45, or FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, which would require us to recognize the fair value of our joint and several liability for all the consolidated obligations, as discussed above. However, due to the unique relationship between the FHLBanks related to the joint and several liability, we consider the joint and several liability on the consolidated obligations to be a related party guarantee which meets the scope exception noted in FIN 45. Accordingly, we have not recognized a liability for our joint and several obligation related to other FHLBanks’ consolidated obligations as of December 31, 2005 and 2004.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

The par amounts of all of the FHLBanks’ outstanding consolidated obligations for which we are jointly and severally liable net of interbank holdings were approximately $931.7 billion and $860.4 billion as of December 31, 2005 and 2004.

Commitments that legally bind and unconditionally obligate us for additional advances totaled approximately $37.8 and $20.1 million as of December 31, 2005 and 2004. Commitments generally are for periods up to 12 months. Standby letters of credit are executed for members for a fee. A standby letter of credit is a short-term financing arrangement between the FHLBank and its member. If the FHLBank is required to make payment for a beneficiary’s draw, these amounts are converted into a collateralized advance to the member. Outstanding standby letters of credit were approximately $109.9 million and $129.9 million as of December 31, 2005 and 2004 and had original terms of one month to 15 years, with a final expiration in 2015. Unearned fees for standby letter of credit transactions prior to 2003, as well as the fair value of the guarantees related to standby letters of credit entered into after 2002, are recorded in other liabilities and were $75,000 as of December 31, 2005. Based on our credit analyses and collateral requirements, we do not consider it necessary to have any provision for credit losses on these commitments. Commitments are fully collateralized at the time of issuance (see Note 8). The estimated fair value of commitments as of December 31, 2005 and 2004, is reported in Note 19.

We have entered into a standby bond purchase agreement with a state housing authority, whereby we, for a fee, agree to purchase and hold the authority’s bonds until the designated marketing agent can find a suitable investor or the housing authority repurchases the bond according to a schedule established by the standby agreement. The standby agreement dictates the specific terms that would require us to purchase the bond. The bond purchase agreement entered into by us expires in May 2008. Total commitments for bond purchases were $75.6 million and $83.1 million as of December 31, 2005 and 2004. During 2005 and 2004, we were not required to purchase any bonds under this agreement.

We had no commitments that unconditionally obligate us to purchase mortgage loans on December 31, 2005 and had $39.6 million as of December 31, 2004. Mortgage purchase commitments are generally for periods not to exceed 90 days and are recorded as derivatives at their fair values in the Statements of Condition.

We generally execute interest-rate exchange agreements with major banks and broker-dealers and generally enter into bilateral collateral agreements. As of December 31, 2005, we had pledged, as collateral, securities with a carrying value of $400 million, which cannot be sold or repledged, to broker-dealers who have a market risk exposure from us to interest-rate exchange agreements.

We charged to operating expenses net rental costs of approximately $4.2 million, $2.3 million, and $1.4 million, for the years ended December 31, 2005, 2004, and 2003. During 2005 we recognized $5.4 million of impairment costs related to the abandonment of certain portions of our leased premises. The following table summarizes our future minimum lease commitments as of December 31, 2005.

Years	Minimum Lease Commitment
(in thousands)
2006	$2,655
2007	2,373
2008	2,821
2009	2,929
2010	2,997
Thereafter	7,324

Total	$21,099

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

Lease agreements for our premises generally provide for increases in the basic rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on us.

As of December 31, 2005 and 2004, there were no investments that had been traded but not settled. We entered into agreements to issue $80.0 million and $403.0 million par value of consolidated obligation bonds and $0 and $42.2 million par value of consolidated obligation discount notes as of December 31, 2005 and 2004. We had $85 million notional value and $85 million fair value in traded and unsettled derivatives as of December 31, 2005 and no traded and unsettled derivative transactions as of December 31, 2004.

• Other Developments • We are subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on our financial condition or results of operations.

Historically, we have generally voluntarily repurchased stock that was subject to redemption within one month after receipt of a member’s redemption request. However, on May 18, 2005, the Finance Board accepted our business plan, subject to our adoption of certain dividend and stock repurchase restrictions. To meet the Finance Board condition, our Board of Directors adopted a policy on May 18, 2005 suspending indefinitely the repurchases of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. This policy will be in effect until formally revoked by our Board of Directors, following approval of the OS Director. We do not expect to obtain waivers from the Finance Board for the repurchase of the Class B(1) or Class B(2) stock for the foreseeable future.

NOTE 21

TRANSACTIONS WITH RELATED PARTIES AND OTHER FHLBANKS

• Transactions with Members • We are a cooperative whose members own our Class B stock and may receive dividends on their investments in our stock. In addition, certain former members that have outstanding transactions with us, such as advances, are also required to maintain their investment in our Class B stock until the transactions mature or are paid off and the capital stock is redeemed. Virtually all our advances are issued to members, and all mortgage loans held for portfolio have been purchased from members. We also maintain demand deposit accounts for members, primarily to facilitate settlement activities that are directly related to advances and mortgage loan purchases. Such transactions with members are entered into in the normal course of business. In instances where a member also has an officer who is a director of the Seattle Bank, transactions with such a member are subject to the same eligibility and credit criteria, as well as the same terms and conditions, as other similar transactions, although the Board of Directors has imposed certain restrictions on the repurchase of stock held by members who have officers on our board. For purposes of these financial statements, we define related parties as those members with Class B stock outstanding in excess of 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock.

In addition, we have investments in federal funds sold, interest-bearing deposits, and mortgage-backed securities with members or their affiliates. All investments are transacted at market prices and mortgage-backed securities are purchased through securities brokers or dealers. In addition, in the past we have entered into offsetting interest-rate exchange agreements, acting as an intermediary between offsetting derivative transactions with members and other counterparties, although we discontinued offering this service as a standard product in mid-2004. These transactions were also executed at market rates.

For member transactions related to: concentration associated with advances, see Note 8; mortgage loans held for portfolio and the sale of government-insured mortgage loans to an affiliate of one of our members, see Note 11; capital stock, see Note 15; and concentrations of investments in mortgage-backed securities issued by affiliates of our members, see Note 7.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

The following tables set forth information with respect to the bank’s transactions with the members and their affiliates and former members and their affiliates with outstanding transactions.

As of December 31,	2005	2004
(In thousands)
Assets
Cash	$511	$209
Interest-bearing deposits	300,000
Federal funds sold	580,000	30,000
Held-to-maturity securities	1,665,719	1,689,816
Advances*	21,377,438	14,819,983
Mortgage loans held for portfolio	7,215,404	10,445,577
Accrued interest receivable	131,614	107,839
Derivative assets	3,709	657

Total Assets	$31,274,395	$27,094,081

Liabilities
Deposits	624,924	997,328
Mandatorily redeemable Class B stock	58,779	57,352
Derivative liabilities	9,260	14,126

Total liabilities	$692,963	$1,068,806

Other
Notional amount of derivatives	2,998,857	2,040,400
Letters of credit	109,934	129,887

*	Includes the effect of associated derivatives with members or their affiliates.

For the Year Ended December 31,	2005	2004	2003
(In thousands)
Interest Income
Advances*	$720,472	$526,884	$634,884
Prepayment fees on advances	4,626	954	21,096
Interest-bearing deposits	2,797	2,453	1,561
Federal funds sold	5,820	291	156
Held-to-maturity securities	76,495	66,329	72,513
Mortgage loans held for portfolio	444,883	553,134	474,044

Total interest income	1,255,093	1,150,045	1,204,254

Interest Expense
Deposits	26,434	13,741	17,876
Consolidated obligations*	1,111	(9,950)	(9,421)

Mandatorily redeemable Class B stock	(3)	225

Total interest expense	27,542	4,016	8,455

Net Interest Income	1,227,551	1,146,029	1,195,799
Other Income (Loss)
Service fees	2,183	2,266	2,434
Net gain on derivatives and hedging activities	13,771	2,236	(3,116)
Other income (loss)	7,412

Total other Income (loss)	$23,366	$4,502	$(682)

*	Includes the effect of associated derivatives with members or their affiliates.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

TRANSACTIONS WITH CERTAIN MEMBERS

The following tables set forth information at the dates and for the periods indicated with respect to transactions with (1) members and former members holding more than 10% of the outstanding shares of our capital stock at each respective period end, (2) members or former members with a representative serving on our Board of Directors at any time during the year ended on the respective dates or during the respective periods, and (3) affiliates of the foregoing members or former members.

As of December 31,	2005	2004
(In thousands)
Assets
Cash	$511	$209
Federal funds sold	280,000
Held-to-maturity securities	514,015	348,888
Advances*	13,453,796	7,425,237
Mortgage loans held for portfolio	6,588,757	9,137,835
Accrued interest receivable	93,930	73,048
Derivative assets	3,709	24

Total Assets	$20,934,718	16,985,241

Liabilities
Deposits	22,700	20,215
Derivative liabilities		7,084

Total liabilities	$22,700	27,299

Other
Notional amount of derivatives	565,900	849,900
Letters of credit	12,056	13,467

*	Includes the effect of associated derivatives with members or their affiliates.

For the Year Ended December 31,	2005	2004	2003
(In thousands)
Interest Income
Advances*	$475,507	$269,986	$361,464
Prepayment fees on advances	1,835	262	7,921
Federal funds sold	1,393	189	6
Held-to-maturity securities	17,946	15,552	53,907
Mortgage loans held for portfolio	401,673	483,923	469,402

Total interest income	898,354	769,912	892,700

Interest Expense
Deposits	863	632	204
Consolidated obligations*	397	(1,108)	(1,930)

Mandatorily redeemable Class B stock		157

Total interest expense	1,260	(319)	(1,726)

Net Interest Income	897,094	770,231	894,426
Other Income (Loss)
Net gain on derivatives and hedging activities	1,411	7,089	3,758
Other income	7,169

Total other Income (loss)	$8,580	$7,089	$3,758

*	Includes the effect of associated derivatives with members or their affiliates.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

TRANSACTIONS WITH OTHER FHLBANKS

Our transactions with other FHLBanks are identified on the face of our financial statements. For additional information on our investments in other FHLBanks’ consolidated obligation bonds, see Note 7. For debt transfers from other FHLBanks, see Note 14.

NOTE 22

FOURTH QUARTER 2005 TRANSACTIONS

For the fourth quarter 2005, we incurred a loss of $9.1 million. These results were affected by some large transactions, including the following:

•	a realized loss of $6.4 million as a result of our extinguishing $236 million of long-term consolidated obligation bonds;

•	a realized gain of $2.5 million from prepayment fees associated with a member prepaying $142 million of advances; and

•	an impairment loss of $3.6 million relating to abandonment of leased premises.

NOTE 23

SUBSEQUENT EVENTS

• Proposed Class A Stock • In March 2006, our Board of Directors approved and sent to the Finance Board for approval, a proposed amendment to our capital plan that, if approved, would authorize a new class of stock—Class A stock—which would be available to members to support advances. Members would have to use all their Class B stock to support advances before being able to purchase Class A stock. Members would also have to use all outstanding Class A stock to support advances before purchasing more Class A stock. The Class A stock would be redeemable six months after a redemption request, unlike the Class B stock, which has a five-year redemption period. We currently expect that we would repurchase Class A stock prior to the expiration of the six-month redemption period if it becomes excess stock. We anticipate that the Class A stock would be subject to the same advances activity-based stock requirement as for Class B stock. The precise amount of dividends on the Class A stock would remain subject to the discretion of the Board under the capital plan if amended as proposed. The proposed amendment will not become effective until approved by the Finance Board. We do not currently know whether the Finance Board will approve the proposed amendment as proposed, with required revisions, or at all.

• Changes to Class B Stockholding Requirements • On March 31, 2006, our Board of Directors approved amendments to the minimum membership stock requirement and the activity-based stock requirement under the capital plan. Specifically, the minimum membership stock requirement for 2006 was reduced from 0.75% of a member’s home mortgage loans and mortgage-loan pass-through securities to 0.50% of such loans and securities, and the activity-based stock requirement for advances was reduced from 3.5% to 2.5% for all new membership advances.

Statements of Condition

(unaudited)	As of March 31, 2006	As of December 31, 2005
(in thousands, except par value data)
Assets
Cash and due from banks	$1,478	$4,124
Restricted cash	4,710	15,360
Interest-bearing deposits	1,137,503	1,415,007
Securities purchased under agreements to resell	400,000	850,000
Federal funds sold	7,782,600	6,428,000
Held-to-maturity securities* (Other FHLBanks’ consolidated obligations: $5,274,948 and $5,274,944) (Note 3)	14,872,882	14,877,594
Advances (Note 4)	21,924,243	21,435,492
Mortgage loans held for portfolio (Note 5)	7,003,318	7,215,607
Accrued interest receivable (Other FHLBanks: $14,346 and $59,219)	191,520	250,943
Premises and equipment, net	14,137	13,963
Derivative assets (Note 9)	23,872	13,205
Receivable from Resolution Funding Corporation		2,528
Other assets	19,664	19,747

Total Assets	$53,375,927	$52,541,570

Liabilities and Capital
Liabilities
Deposits	$906,243	$800,820
Securities sold under agreement to repurchase	195,250	393,500
Consolidated obligations, net (Note 6):
Discount notes	11,414,410	10,620,951
Bonds	37,728,949	37,881,557

Total consolidated obligations, net	49,143,359	48,502,508

Accrued interest payable	460,563	377,236
Affordable Housing Program (AHP)	28,498	31,235
Payable to Resolution Funding Corporation (REFCORP)	1,698
Derivative liabilities	133,462	133,765
Other liabilities	230,874	34,954
Mandatorily redeemable Class B stock (Note 7)	68,197	66,259

Total liabilities	51,168,144	50,340,277

Commitments and Contingencies (Note 12)
Capital
Class B stock—putable—($100 par value) issued and outstanding shares (Note 7):
Class B(1) stock: (20,043 and 20,197)	2,004,350	2,019,731
Class B(2) stock: (1,267 and 1,128)	126,669	112,803
Retained earnings	76,764	68,759
Total capital	2,207,783	2,201,293

Total Liabilities and Capital	$53,375,927	$52,541,570

*	Fair values of held-to-maturity securities were $14,487,164 and $14,586,699 as of March 31, 2006 and December 31, 2005.

The accompanying notes are an integral part of these financial statements.

Statements of Income

(unaudited) For the Three Months Ended March 31,	2006	2005
(in thousands)
Interest Income
Advances	$249,878	$128,248
Prepayment fees on advances	344	1,663
Interest-bearing deposits	13,022	1,093
Securities purchased under agreements to resell	4,741	33
Federal funds sold	77,193	7,689
Trading securities		3,625
Held-to-maturity securities (Other FHLBanks’ consolidated obligations: $44,876 and $61,290)	143,315	177,765
Mortgage loans held for portfolio	91,323	129,782
Loans to other FHLBanks		9

Total interest income	579,816	449,907

Interest Expense
Consolidated obligations	548,020	403,843
Deposits	7,829	4,867
Securities sold under agreements to repurchase	3,698	5,383
Mandatorily redeemable Class B stock and other borrowings	10	11

Total interest expense	559,557	414,104

Net Interest Income	20,259	35,803

Other Income (Loss)
Service fees	457	520
Net gain on trading securities		2,140
Net gain (loss) on derivatives and hedging activities	1,865	(2,462)
Loss on early extinguishment of consolidated obligations		(3,041)
Other, net	2	(19)

Total other income (loss)	2,324	(2,862)

Other Expense
Operating expenses:
Salary and benefits	5,697	8,402
Other operating	4,804	6,443
Federal Housing Finance Board	459	532
Office of Finance	375	277
Other	360	563

Total other expense	11,695	16,217

Income Before Assessments	10,888	16,724
Assessments
AHP	882	1,388
REFCORP	2,001	3,067

Total assessments	2,883	4,455

Net Income	$8,005	$12,269

The accompanying notes are an integral part of these financial statements.

Statements of Capital

	Class B(1) Stock – Putable		Class B(2) Stock – Putable		Retained Earnings	Total Capital
(Unaudited) For the Three Months Ended March 31, 2006 and 2005	Shares	Par Value	Shares	Par Value
(In thousands, except annualized dividend rate data)
Balance as of December 31, 2004	19,726	$1,972,594	542	$54,233	$75,296	$2,102,123
Issuance of stock	73	7,264				7,264
Transfers	(902)	(90,151)	902	90,151
Net shares classified as mandatorily redeemable Class B stock	(87)	(8,768)	(108)	(10,775)	227	(19,316)
Net Income					12,269	12,269
Dividends on stock:
Class B(1) stock (1.63%) and Class B(2) stock (1.50%)
Cash					(22)	(22)
Stock	82	8,221	2	234	(8,455)

Balance as of March 31, 2005	18,892	1,889,160	1,338	133,843	79,315	2,102,318

Balance as of December 31, 2005	20,197	$2,019,731	1,128	$112,803	$68,759	$2,201,293
Issuance of stock	4	423				423
Transfers	(142)	(14,202)	142	14,202
Net shares classified as mandatorily redeemable Class B stock	(16)	(1,602)	(3)	(336)		(1,938)
Net Income					8,005	8,005

Balance as of March 31, 2006	20,043	2,004,350	1,267	126,669	76,764	2,207,783

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

(unaudited) For the Three Months Ended March 31,	2006	2005
(In thousands)

Operating Activities
Net Income	$8,005	$12,269
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization:
Net premiums and discounts on consolidated obligations, investments, and mortgage loans held for portfolio	8,829	5,320
Concessions on consolidated obligation bonds	1,113	1,897
Premises and equipment	703	398
Net increase in fair value adjustment on derivatives and hedging activities	(2,950)	(15,991)
Loss on early extinguishment of debt		3,041
Net loss on disposal of premises and equipment	1	2
Increase in securities held at fair value		(2,140)
Decrease in accrued interest receivable	59,423	62,810
(Increase) decrease in net accrued interest on derivatives	(46,236)	3,776
Increase in other assets	(170)	(2,137)
Decrease in AHP liability and discount on AHP advances	(2,737)	(989)
Increase (decrease) in payable to REFCORP	4,226	(1,335)
Increase in accrued interest payable	83,327	33,329
(Decrease) increase in other liabilities	(4,081)	2,047

Total adjustments	101,448	90,028

Net cash provided by operating activities	109,453	102,297

Investing Activities
Net decrease (increase) in interest-bearing deposits	288,150	(21,390)
Net decrease in securities purchased under agreements to resell	450,000
Net (increase) decrease in federal funds sold	(1,204,600)	83,500
Purchase of held-to-maturity securities	(529,684)
Proceeds from maturities and sales of held-to-maturity securities	584,616	1,152,941
Principal collected on advances	21,584,504	13,920,138
Advances made	(22,120,326)	(15,666,641)
Principal collections on mortgage loans held for portfolio	212,511	448,159
Purchases of mortgage loans held for portfolio		(76,075)
Net increase in premises and equipment	(878)	(1,750)

Net cash used in investment activities	(735,707)	(161,118)

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows—(Continued)

(unaudited) For the Three Months Ended March 31,	2006	2005
(In thousands)

Financing Activities
Net increase (decrease) in deposits	$105,423	$(166,964)
Net increase (decrease) in securities sold under agreements to repurchase	(198,250)	969,518
Net proceeds from issuance of consolidated obligations:
Discount Notes	93,061,504	56,798,933
Bonds	2,051,477	1,215,350
Payments for maturing and retiring consolidated obligations:
Discount Notes	(92,280,969)	(55,869,195)
Bonds	(2,116,000)	(2,890,236)
Proceeds from sale of Class B(1) stock	423	7,264
Repurchases of Class B(2) stock		(5,685)
Retirement of mandatorily redeemable Class B(2) Stock		(413)
Dividends paid		(22)

Net cash provided by financing activities	623,608	58,550

Net decrease in cash and cash equivalents	(2,646)	(271)
Cash and cash equivalents at beginning of the year	4,124	4,562

Cash and cash equivalents at end of quarter	$1,478	$4,291

Supplemental disclosures:
Interest paid	$476,230	$380,885
AHP payments	3,618	2,377
REFCORP (refund) payments	(2,225)	4,402
Mandatorily redeemable Class B stock		413

The accompanying notes are an integral part of these financial statements.

Condensed Notes to Financial Statements

For the Three Months Ended March 31, 2006 and 2005

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

• Basis of Reporting • These unaudited financial statements and condensed notes should be read in conjunction with the audited 2005 financial statements and notes included in the Seattle Bank’s registration statement on Form 10, as amended. These unaudited financial statements and condensed notes have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Certain financial information that is required in the annual financial statements may not be required for interim financial reporting purposes and has been condensed or omitted. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

• Use of Estimates • The preparation of financial statements in accordance with U.S. GAAP requires us to make assumptions and estimates. These assumptions and estimates may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.

NOTE 2

RECENTLY ISSUED ACCOUNTING STANDARDS AND INTERPRETATIONS

• SFAS 154. Accounting Changes and Error Corrections • The Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standard (SFAS) No. 154, Accounting Changes and Error Corrections (SFAS 154), which requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that any correction of an error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior period. We have adopted SFAS 154 as of January 1, 2006 and do not expect the adoption of this statement to have a material impact on our financial condition or operating results.

• SFAS 155. Accounting for Certain Hybrid Financial Instruments • On February 16, 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140, which resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets (Derivatives Implementation Group (DIG) DIG Issue D1). SFAS 155 amends SFAS 133 to simplify the accounting for certain derivatives embedded in other financial instruments (a hybrid financial instrument) by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise required bifurcation, provided that the entire hybrid financial instrument is accounted for on a fair value basis. SFAS 155 also establishes the requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, which replaces the interim guidance in DIG Issue D1. SFAS 155 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities a replacement of FASB Statement 125 (SFAS 140) to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to beneficial interests other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Seattle Bank), with earlier adoption allowed. The Seattle Bank has not yet determined the effect that the implementation of SFAS 155 will have on our financial condition or operating results.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

• FSP 115-1 and FSP 124-1 • The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. On November 3, 2005, the FASB issued FASB Staff Position (“FSP”) 115-1 and 124-1, which “addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.” We do not expect the FSP to have a material effect on our results of operations or financial condition at the time of adoption.

• DIG Issues B38 and B39 • On June 30, 2005, the FASB issued DIG Issue B38, “Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option” and DIG Issue B39, “Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor.” DIG Issue B38 addresses an application issue when applying SFAS 133, paragraph 12(c) to a put option or call option (including a prepayment option) embedded in a debt instrument. DIG Issue B39 addresses the conditions in SFAS 133, paragraph 13(b) as they relate to whether an embedded call option in a hybrid instrument containing a host contract is clearly and closely related to the host contract if the right to accelerate the settlement of debt is exercisable only by the debtor. DIG Issues B38 and B39 became effective for periods beginning after December 15, 2005. We do not expect DIG Issues B38 and B39 to have a material effect on our results of operations or financial condition at the time of adoption.

NOTE 3

HELD-TO-MATURITY SECURITIES

• Major Security Types • The following table summarizes our held-to-maturity securities as of March 31, 2006 and December 31, 2005.

As of March 31, 2006	Amortized Cost*	Gross Unrealized Gains		Gross Unrealized Losses	Estimated Fair Value
(in thousands)
Non-Mortgage-Backed-Securities
Commercial Paper	$94,518	$		$(8)	$94,510
Other U.S. agency obligations	192,476		2,916		195,392
Government-sponsored enterprises	2,696,536		19,133	(66,943)	2,648,726
Other FHLBanks’ consolidated obligation bonds	5,274,948			(137,671)	5,137,277
State or local housing agency obligations	15,316		114	(33)	15,397

Subtotal	$8,273,794		$22,163	$(204,655)	$8,091,302

Mortgage-Backed Securities
Government-sponsored enterprises	$2,046,465		$870	$(98,627)	$1,948,708
Other	4,552,623		2,167	(107,636)	4,447,154

Subtotal	6,599,088		3,037	(206,263)	6,395,862

Total	$14,872,882		$25,200	$(410,918)	$14,487,164

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

As of December 31, 2005	Amortized Cost*	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
(in thousands)
Non-Mortgage-Backed Securities
Commercial Paper	$194,106	$324	$(324)	$194,106
Other U.S. agency obligations	221,671	4,932	(1)	226,602
Government-sponsored enterprises	2,698,649	28,764	(63,685)	2,663,728
Other FHLBanks’ consolidated obligation bonds	5,274,944		(114,617)	5,160,327
State or local housing agency obligations	16,900	218		17,118

Subtotal	$8,406,270	$34,238	$(178,627)	$8,261,881

Mortgage-Backed Securities
Government-sponsored enterprises	2,141,284	1,584	(79,759)	2,063,109
Other	4,330,040	646	(70,977)	4,259,709

Subtotal	6,471,324	2,230	(150,736)	6,322,818

Total	$14,877,594	$36,468	$(329,363)	$14,584,699

*	The amortized cost of our mortgage-backed securities classified as held-to-maturity includes net discounts of $39.7 million and $40.9 million as of March 31, 2006 and December 31, 2005.

We generally execute interest-rate exchange agreements with major broker-dealers under bilateral collateral agreements. As of March 31, 2006, we had pledged, as collateral, securities with a carrying value of $199 million to broker-dealers which they cannot sell or repledge.

As of March 31, 2006 and December 31, 2005, we held $480.6 million and $514.0 million of mortgage-backed securities purchased from members or affiliates of members who own more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 11 for additional information.

• Other U.S. Agency Obligations and Government-Sponsored Enterprises • Our investments in other U.S. obligations consist primarily of debt securities and mortgage-backed securities of the Government National Mortgage Agency, or Ginnie Mae, or other government agencies whose debt is guaranteed, either directly or indirectly, by the U.S. government. The U.S. government does not guarantee debt securities and mortgage-backed securities issued by certain GSEs, such as Fannie Mae and Freddie Mac, either directly or indirectly.

• Other Federal Home Loan Bank Consolidated Obligation Bonds • The following table details our other FHLBanks’ consolidated obligation bonds by primary obligor as of March 31, 2006 and December 31, 2005.

Other FHLBanks’ Consolidated Obligation Bonds	As of March 31, 2006		As of December 31, 2005
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
(in thousands)
FHLBank Atlanta	$500,000	$494,503	$500,000	$492,969
FHLBank Boston	500,000	493,045	500,000	492,500
FHLBank Des Moines	2,129,948	2,055,528	2,129,944	2,075,206
FHLBank San Francisco	2,145,000	2,094,201	2,145,000	2,099,652

Total	$5,274,948	$5,137,277	$5,274,944	$5,160,327

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

• Temporary Impairment • The following tables summarize our held-to-maturity securities with gross unrealized losses, aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2006 and December 31, 2005.

	Less than 12 months		12 months or more				Total
As of March 31, 2006	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value		Gross Unrealized Losses		Estimated Fair Value	Gross Unrealized Losses
(in thousands)
Non-Mortgage-Backed Securities
Commercial Paper	$94,510	$(8)	$		$		$94,510	$(8)
Government-sponsored enterprises	5,387			2,241,946		(66,943)	2,247,333	(66,943)
Other FHLBanks’ consolidated obligation bonds				5,137,277		(137,671)	5,137,277	(137,671)
State or local housing agency obligations	547	(33)					547	(33)

Subtotal	100,444	(41)		7,379,223		(204,614)	7,479,667	(204,655)

Mortgage-Backed Securities
Government-sponsored enterprises	457,923	(16,018)		1,402,142		(82,609)	1,860,065	(98,627)
Other	1,626,338	(35,832)		1,667,064		(71,804)	3,293,402	(107,636)

Subtotal	2,084,261	(51,850)		3,069,206		(154,413)	5,153,467	(206,263)

Total	$2,184,705	$(51,891)		$10,448,429		$(359,027)	$12,633,134	$(410,918)

	Less than 12 months		12 months or more				Total
As of December 31, 2005	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value		Gross Unrealized Losses		Estimated Fair Value	Gross Unrealized Losses
(in thousands)
Non-Mortgage-Backed Securities
Commercial Paper	$99,542	$(324)	$		$		$99,542	$(324)
Other U.S. agency obligations	10,734	(1)					10,734	(1)
Government-sponsored enterprises	493,055	(6,945)		1,754,354		(56,740)	2,247,409	(63,685)
Other FHLBanks’ consolidated obligation bonds	1,961,827	(38,173)		3,198,500		(76,444)	5,160,327	(114,617)

Subtotal	2,565,158	(45,443)		4,952,854		(133,184)	7,518,012	(178,627)

Mortgage-Backed Securities
Government-sponsored enterprises	648,813	(15,105)		1,315,936		(64,654)	1,964,749	(79,759)
Other	1,734,418	(18,739)		1,677,707		(52,238)	3,412,125	(70,977)

Subtotal	2,383,231	(33,844)		2,993,643		(116,892)	5,376,874	(150,736)

Total	$4,948,389	$(79,287)		$7,946,497		$(250,076)	$12,894,886	$(329,363)

We reviewed our investment security holdings and have determined that all unrealized losses reflected above are temporary, based in part on the creditworthiness of the issuers and the underlying collateral. Furthermore, we have both the ability and the intent to hold such securities until we recover the unrealized losses in fair value.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

• Interest-Rate Payment Terms • The following table summarizes the interest-rate payment terms for our investment in held-to-maturity securities as of March 31, 2006 and December 31, 2005.

Interest Rate Payment Terms	As of March 31, 2006	As of December 31, 2005
(in thousands)

Amortized Cost of Held-to-Maturity Securities:

Investments (excluding Other FHLBanks’ Consolidated Obligation Bonds and Mortgage-Backed Securities)
Fixed-rate	$2,802,243	$2,821,150
Variable-rate	196,603	310,176

Subtotal	2,998,846	3,131,326

Other FHLBanks’ Consolidated Obligation Bonds
Fixed-rate	5,274,948	5,274,944

Mortgage-Backed Securities
Pass-through securities:
Fixed-rate	126,179	133,154
Variable-rate	8,125	8,674

Subtotal	134,304	141,828
Collateralized mortgage obligations:
Fixed-rate	3,876,777	4,041,759
Variable-rate	2,588,007	2,287,737

Subtotal	6,599,088	6,471,324

Total	$14,872,882	$14,877,594

• Losses on the Sale of Held-to-Maturity Securities • We recorded net realized losses of $1.2 million on sales of held-to-maturity securities during the year ended December 31, 2005. The proceeds received of $248.8 million on the sale of held-to-maturity securities in 2005 were for securities that were within three months of maturity or had returned at least 85% of the principal outstanding from the date of acquisition. We did not sell any held-to-maturity securities during the three months ended March 31, 2006 or 2005.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

NOTE 4

ADVANCES

• Redemption Terms • We had advances outstanding, including Affordable Housing Program (AHP) advances, at interest rates ranging from 1.60% to 8.62% as of March 31, 2006 and December 31, 2005. As of March 31, 2006 and December 31, 2005, AHP-advance interest rates ranged from 2.80% to 5.99%.

The following table summarizes the amount and weighted average interest rate of our advances by term to maturity.

	March 31, 2006		December 31, 2005
Term to Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
(in thousands)
Due in one year or less	$11,767,856	4.57	$11,259,608	4.21
Due after one year through two years	1,847,039	4.38	1,508,481	3.93
Due after two years through three years	3,494,723	4.77	3,868,399	4.40
Due after three years through four years	1,151,377	4.38	1,069,882	4.12
Due after four years through five years	872,068	4.97	889,719	4.93
Thereafter	2,856,995	4.59	2,858,708	4.59

Total par value	21,990,058	4.59	21,454,797	4.30
Discounts on advances	(7,788)		(8,261)
Commitment fees	(946)		(1,017)
Discount on AHP advances	(335)		(352)
Derivative hedging adjustments	(56,746)		(9,675)

Total	$21,924,243		$21,435,492

Generally, advances may only be prepaid by the member paying us a prepayment fee that makes us financially indifferent to the prepayment. Prepayment fees received in connection with the restructure of an existing advance are included in “Discounts on advances”. We offer callable advances to members, which the member may prepay on certain call dates without incurring prepayment or termination fees. As of March 31, 2006 and December 31, 2005, we had no callable advances outstanding. We also make putable advances in which we have a right to terminate the advance at our discretion. We had putable advances outstanding of $3.4 billion and $3.3 billion as of March 31, 2006 and December 31, 2005.

• Security Terms • We lend to financial institutions involved in housing finance within our district according to federal statutes, including the FHLBank Act. The FHLBank Act requires us to obtain sufficient collateral on advances to protect against losses and to accept only certain U.S. government or government agency securities, residential mortgage loans, cash or deposits in the Seattle Bank, and other eligible real estate-related assets as collateral on such advances. However, community financial institutions, or CFIs, are subject to expanded statutory collateral provisions dealing with small business or agricultural loans. As of March 31, 2006 and December 31, 2005, we had rights to collateral with an estimated fair value greater than outstanding advances. Based on a risk analysis of each member, we may: (1) allow a member to retain possession of collateral, other than securities collateral, assigned to us if the member executes a written security agreement and agrees to hold such collateral for our benefit; or (2) require the member specifically to assign or place physical possession of such collateral with us or our safekeeping agent.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

Beyond these provisions, Section 10(e) of the FHLBank Act affords any security interest granted by a member to the Seattle Bank priority over the claims or rights of any other party. The exceptions are claims that would be entitled to priority under otherwise applicable law and claims by bona fide purchasers for value or by parties that have perfected security interests.

• Credit Risk • We have policies and procedures in place to appropriately manage these types of credit risk, including requirements for physical possession or control of pledged collateral, restrictions on borrowing, specific review of each advance request, and regular verifications of collateral. Accordingly, we have not provided any allowances for losses on advances.

In addition to collateral held under blanket pledge agreements, we physically held collateral with a fair value of $12.9 billion and $12.3 billion as of March 31, 2006 and December 31, 2005. We had additional collateral with a fair value of $5.2 billion and $6.0 billion specifically segregated and pledged to us by members as of March 31, 2006 and December 31, 2005.

As of March 31, 2006, we held $22.2 million of advances to two borrowers that we classified as substandard. These advances are fully collateralized with high-grade, marketable securities and rights to proceeds from mortgage loan collections. Because the borrowers continue to pay according to contractual requirements and because of our collateral position, we continue to accrue interest on the advances.

• Concentration Risk • Our credit risk from advances is concentrated among commercial banks and savings institutions. As of March 31, 2006 and December 31, 2005, we had advances of $10.5 billion and $10.3 billion outstanding to two member institutions, representing 47.8% and 48.0% of total advances outstanding. The income from advances to these member institutions totaled $121.6 million and $333.5 million for the 3 months ended March 31, 2006 and for the year ended December 31, 2005. We held sufficient collateral to cover the advances to these institutions, and, as a result, we do not expect to incur any credit losses on these advances. One of these members held more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 11 for additional information. No other member institutions held advances in excess of 10% of our total advances outstanding as of March 31, 2006 and December 31, 2005.

• Interest-Rate Payment Terms • The following table summarizes advances by interest-rate payment terms.

Interest Rate Payment Terms	As of March 31, 2006	As of December 31, 2005
(in thousands)
Par Value of Advances
Fixed-rate	$17,199,584	$16,751,372
Variable-rate	4,790,474	4,703,425

Total par value	$21,990,058	$21,454,797

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

NOTE 5

MORTGAGE LOANS HELD FOR PORTFOLIO

In accordance with our business plan, we are exiting from the MPP, which will lower our overall interest-rate risk profile and reduce our operating costs, including costs associated with managing risks related to our mortgage loans held for portfolio. We historically purchased our mortgage loans held for portfolio directly from participating members through the MPP. The mortgage loans held for portfolio represent held-for-investment mortgage loans that our members originate, service, and support with credit enhancements. As of March 31, 2006 and December 31, 2005, 88.6% and 88.5% of our outstanding mortgage loans held for portfolio had been purchased from one participating member. This member owned more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 11 for more information.

The following table summarizes information on mortgage loans held for portfolio.

Mortgage Loans Held for Portfolio	As of March 31, 2006	As of December 31, 2005
(in thousands)
Fixed, medium-term*, single-family mortgage loans	$1,177,111	$1,222,163
Fixed, long-term, single-family mortgage loans	5,792,920	5,960,379

Total loan principal	6,970,031	7,182,542
Unamortized premiums	78,956	79,147
Unamortized discounts	(45,669)	(46,082)

Total	$7,003,318	$7,215,607

*	Medium-term is defined as a term of 15 years or less.

The principal balance of mortgage loans held for portfolio as of March 31, 2006 and December 31, 2005 was comprised of government-insured mortgage loans totaling $354 million and $383 million and conventional mortgage loans totaling $6.6 billion and $6.8 billion. The estimated fair value of the mortgage loans held for portfolio as of March 31, 2006 and December 31, 2005 is reported in Note 10.

We require the member to fund an LRA, either up front as a portion of the purchase proceeds or over time through setting aside a portion of the monthly payment collected. The LRA amount funded by the member is the greater of the expected losses, based on an evaluation of the portfolio or a representative sample of the portfolio, or the minimum amount required by the SMI provider in order to provide supplemental insurance. The LRA funds are used to offset any losses that may occur, with excess funds distributed to the member in accordance with a step-down schedule that is stipulated in each master commitment contract. As of March 31, 2006 and 2005, we held amounts of $17.7 million and $16.5 million in our LRA. See Note 1 for additional information.

As of March 31, 2006, we had $59.2 million of mortgage loans delinquent 90 days or more compared to $67.5 million as of December 31, 2005, and we had no mortgage loans on nonaccrual status as of either period because of the credit enhancements available to us. Mortgage loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. As of March 31, 2006 and December 31, 2005, we held no impaired mortgage loans. Based on our analysis of the mortgage loan portfolio, we have determined that the credit enhancement provided by the members, including the LRA and SMI, is sufficient to absorb inherent credit losses and that an allowance for credit loss is unnecessary.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

NOTE 6

CONSOLIDATED OBLIGATIONS

Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated obligation bonds and discount notes. Consolidated obligation bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated obligation discount notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

• Interest-Rate Payment Terms • The following table summarizes the par value of consolidated obligation bonds and discount notes outstanding by interest-rate payment terms.

Interest Rate Terms	As of March 31, 2006	As of December 31, 2005
(in thousands)
Fixed-rate	$37,472,510	$37,786,010
Simple variable-rate	550,000	300,000
Discount notes	11,469,652	10,646,479

Total consolidated obligation par value	$49,492,162	$48,732,489

• Redemption Terms • The following table summarizes our participation in consolidated obligation bonds outstanding by year of maturity.

	As of March 31, 2006		As of December 31, 2005
Term to Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
(dollars in thousands)
Due in one year or less	$9,485,775	3.88	$8,635,775	3.44
Due after one year through two years	7,563,730	4.17	7,957,230	4.21
Due after two years through three years	6,425,050	4.07	6,527,550	3.94
Due after three years through four years	2,941,500	4.66	3,260,500	4.64
Due after four years through five years	1,975,300	4.66	1,963,300	4.55
Thereafter	9,631,155	5.34	9,741,655	5.33

Total par value	38,022,510	4.44	38,086,010	4.33
Premiums	38,444		45,890
Discounts	(69,448)		(70,100)
Derivative hedging adjustments	(262,557)		(180,243)

Total	$37,728,949		$37,881,557

The amounts in the table above include consolidated obligation bonds obtained through transfers of $1.4 billion par value from FHLBank Chicago ($1.3 billion) and FHLBank Pittsburgh ($50.0 million), which included $31.6 million of associated bond discount as of March 31, 2006 and December 31, 2005.

Consolidated obligation bonds outstanding as of March 31, 2006 and December 31, 2005, include callable bonds totaling $19.4 billion and $19.2 billion. We continue to classify our debt as callable after the last call date has passed.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

The following table summarizes the par value of consolidated obligation bonds outstanding by callable and putable terms.

Consolidated Obligation Bonds	As of March 31, 2006	As of December 31, 2005
(in thousands)
Non-callable or non-putable	$18,218,530	$18,473,880
Callable	19,399,880	19,208,030
Putable	404,100	404,100

Total	38,022,510	38,086,010

The following table summarizes the par value of consolidated obligation bonds outstanding by year of maturity or next call date.

Maturity or Next Call Date	As of March 31, 2006	As of December 31, 2005
(in thousands)
Due in one year or less	$23,824,080	$22,854,080
Due after one year through two years	4,112,630	4,721,130
Due after two years through three years	3,592,500	3,650,000
Due after three years through four years	1,439,500	1,728,500
Due after four years through five years	710,300	648,300
Thereafter	4,343,500	4,484,000

Total par value	$38,022,510	$38,086,010

NOTE 7

CAPITAL

• Capital Requirements • We are subject to three regulatory capital requirements. First, we must maintain at all times permanent capital in an amount at least equal to the sum of our credit-risk capital requirement, market-risk capital requirement, and operations-risk capital requirement, calculated in accordance with federal law and regulations. Only permanent capital, which is Class B stock and retained earnings, satisfies this risk-based capital requirement. The Finance Board has the authority to require us to maintain a greater amount of permanent capital than is required by our risk-based capital requirement, but has not done so.

Second, we are required to maintain at least a four percent capital-to-assets ratio at all times. However, as described below, we are subject to a higher requirement. For purposes of the capital-to-assets ratio, capital is defined as permanent capital plus nonpermanent capital, divided by total assets.

Third, we are required to maintain at least a five percent leverage ratio at all times. The leverage ratio is defined as the sum of permanent capital weighted by a 1.5 multiplier plus nonpermanent capital, divided by total assets.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

For regulatory purposes, mandatorily redeemable Class B stock, discussed further below, is considered permanent capital. The following table shows our regulatory capital requirements compared to our actual capital position.

	As of March 31, 2006		As of December 31, 2005
Regulatory Capital Requirements	Required	Actual	Required	Actual
(dollars in thousands)
Risk-based capital	$398,287	$2,275,981	$461,462	$2,267,552
Total capital-to-assets ratio	4.00%	4.26%	4.00%	4.32%
Total regulatory capital	$2,135,037	$2,275,981	$2,101,663	$2,267,552
Leverage ratio	5.00%	6.40%	5.00%	6.47%
Leverage capital	$2,668,796	$3,413,971	$2,627,079	$3,401,328

• Supervisory Capital Requirements • Under the business plan, we must maintain a minimum regulatory capital-to-assets ratio of 4.25%. We were in compliance with the applicable regulatory and supervisory capital requirements at all times during the first quarter of 2006 and during 2005. From time to time, adherence to our minimum capital-to-assets ratio may constrain our capacity to make advances to members because advances may increase our total assets without increasing our permanent capital. For example, the recent amendment to our capital plan permitting members to support their advances with their membership stock could increase our total assets through the funding of additional advances without increasing our permanent capital, as members could support advances using their already outstanding membership stock instead of purchasing additional capital stock to support the advances.

• Dividends • Generally, under our capital plan, our Board of Directors can declare and pay dividends, in either cash or capital stock, only from retained earnings or current net earnings. Dividends on Class B(1) stock will be in the amount and form as may be declared by the Board of Directors, except that dividends may not exceed the sum of: (1) that quarter’s net earnings by us; plus (2) net earnings previously retained by us; less (3) the amount of any dividends that the Board of Directors declares on Class B(2) stock that quarter.

However, on May 18, 2005 our Board of Directors adopted a policy suspending indefinitely the declaration of payment of any dividends and providing that any future dividends declaration or payment generally may be made only after prior approval of the Finance Board OS Director. This policy will be in effect until formally revoked by our Board of Directors, following approval of the OS Director.

• Mandatorily Redeemable Class B Stock • As of March 31, 2006 and December 31, 2005, we had $68.2 million and $66.3 million in Class B stock subject to mandatory redemption with 14 and 11 members and former members. These amounts have been classified as “mandatorily redeemable Class B stock” in the Statements of Condition.

The following table summarizes our activity relating to mandatorily redeemable Class B stock.

Mandatorily Redeemable Class B Stock Activity	March 31, 2006	December 31, 2005
(in thousands)
Balance, beginning of period	$66,259	$64,139
Capital stock subject to mandatory redemption reclassified from equity
Withdrawals	1,938	2,387
Other redemptions		65,100
Capital stock subject to mandatory redemption reclassified to equity		(65,515)
Imputed interest and dividends		148

Balance, end of period	$68,197	$66,259

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

• Capital Concentration • Two members held Class B stock totaling 38.2% of our total outstanding Class B stock and mandatorily redeemable Class B stock as of March 31, 2006 and December 31, 2005, and both of these members held more than 10% of our outstanding Class B stock and mandatorily redeemable Class B stock as of March 31, 2006 and December 31, 2005. See Note 11 for additional information. No other member held more than 10% of our outstanding Class B stock and mandatorily redeemable Class B stock as of these dates.

• Excess Stock • As of March 31, 2006 and December 31, 2005, our members held $545.6 million and $563.2 million in capital stock in excess of the minimum amount required to be held in accordance with our capital plan.

NOTE 8

SEGMENT INFORMATION

We have historically offered products and services through two operating segments: traditional member finance and the MPP. We expect to continue to report MPP as a separate segment until such time as we no longer review the operating results from the MPP to make decisions about resources to be allocated to the segment. Our exit from the MPP is part of the business plan.

Our traditional member finance activities include making advances, providing letters of credit, accepting deposits, and providing securities safekeeping and other services. We also include in this segment investments in financial instruments that are used for liquidity and to generate income on member capital. In addition, the traditional member finance segment includes derivative instruments used as economic hedges to manage our overall interest-rate risk. Our second segment, the MPP, consists of mortgage loans we hold as a result of purchases from participating members.

Each segment includes the debt funding and derivative instruments either specifically associated with or allocated to the segment’s assets, as well as other income such as service or pair-off fees. Operating expenses identified to a specific segment, such as salaries and benefits, hardware and software licensing and service fees, and other contractual services, are included in each segment. Operating expenses that are not directly associated with each segment are allocated based on its relative percentage of specifically identified operating expenses to total specifically identified operating expenses. Finally, each operating segment shares in our AHP and REFCORP assessments based on its relative percentage of income before assessments.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

The following table summarizes our condensed statements of income by operating segment for the three months ended March 31, 2006 and 2005.

For the Three Months Ended March 31,	2006	2005
(in thousands)

Traditional Member Finance
Interest income	$469,139	$310,685
Interest expense	457,386	289,694

Net interest income	11,753	20,991
Other income (loss)	2,318	(318)
Other expenses	(8,434)	(10,942)

Income before assessments	5,637	9,731
Assessments	(1,493)	(2,561)
Net income	$4,144	$7,170

Mortgage Purchase Program
Interest income	$110,677	$139,222
Interest expense	102,171	124,410

Net interest income	8,506	14,812
Other income (loss)	6	(2,544)
Other expenses	(3,261)	(5,275)

Income before assessments	5,251	6,993
Assessments	(1,390)	(1,894)

Net income	$3,861	$5,099

Total
Interest income	$579,816	$449,907
Interest expense	559,557	414,104

Net interest income	20,259	35,803
Other income (loss)	2,324	(2,862)
Other expenses	(11,695)	(16,217)

Income before assessments	10,888	16,724
Assessments	(2,883)	(4,455)

Net income	$8,005	$12,269

The following table summarizes our total assets by operating segment as of March 31, 2006 and December 31, 2005.

Total Assets by Operating Segment	As of March 31, 2006	As of December 31, 2005
(in thousands)
Traditional Member Finance	$44,049,384	$42,909,963
Mortgage Purchase Program	9,326,543	9,631,607

Total	$53,375,927	$52,541,570

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

NOTE 9

DERIVATIVES AND HEDGING ACTIVITIES

In accordance with Finance Board regulation, we enter into derivatives only to reduce the interest-rate risk exposures inherent in otherwise unhedged assets and funding positions, to achieve our risk management objectives, and, formerly, to act as an intermediary between our members and counterparties. We use derivatives when they are considered the most cost-effective alternative to achieve our financial and risk management objectives. Accordingly, we may enter into derivatives that do not necessarily qualify for hedge accounting (i.e., economic hedges). As a result, we recognize only the change in fair value of these derivatives in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities” with no offsetting fair value adjustments for the asset, liability, or firm commitment.

We use derivatives in several ways: by designating them as a fair value hedge of an underlying financial instrument, by acting as an intermediary, or in managing our assets and liabilities (i.e., an economic hedge). An economic hedge is defined as a derivative hedging specific or non-specific underlying assets, liabilities, or firm commitments that does not qualify or was not designated for hedge accounting, but is an acceptable hedging strategy under our risk management program. An economic hedge by definition introduces the potential for earnings variability caused by the changes in fair value on the derivatives that are recorded in our earnings but not offset by recording corresponding changes in the value of the economic-hedged assets, liabilities, or firm commitments.

For the three months ended March 31, 2006 and 2005, we recorded $1.9 million and ($2.5) million in net gain (loss) on derivatives and hedging activities in other income. We had no cash flow hedges during the three months ended March 31, 2006 and 2005.

The following table summarizes the outstanding notional amounts and estimated fair values of the derivatives outstanding.

	As of March 31, 2006		As of December 31, 2005
Estimated Fair Value	Notional	Estimated Fair Value	Notional	Estimated Fair Value
(in thousands)
Interest-rate swaps
Fair value	$18,778,231	$(211,471)	$17,359,659	$(175,885)
Economic	869,800	50	773,300	53
Interest-rate cap/floor
Fair value	30,000	1,254	30,000	859
Economic	300,000	710	300,000	782

Total	$19,978,031	$(209,457)	$18,462,959	$(174,191)

Accrued interest		99,867		53,631

Net derivative balances		$(109,590)		$(120,560)

Derivative balances
Assets		$23,872		$13,205
Liabilities		(133,462)		(133,765)

Net derivative balances		$(109,590)		$(120,560)

The fair values of embedded derivatives presented on a combined basis with the related consolidated obligation bond and not included in the above table consisted of negative $14,000 related to a $100.0 million consolidated obligation bond outstanding as of March 31, 2006. There were no embedded derivatives as of December 31, 2005.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

NOTE 10

ESTIMATED FAIR VALUE

We have determined the fair value estimates using available market information and our best judgment of appropriate valuation methods. These estimates are based on information available to us as of March 31, 2006 and December 31, 2005. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of our financial instruments, in certain cases fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The fair value summary tables below do not represent an estimate of the overall market value of the Seattle Bank as a going concern, which would take into account, among other factors, future business opportunities.

• Fair Value Summary Table • The following tables summarize the carrying value and estimated fair values of our financial instruments as of March 31, 2006 and December 31, 2005.

As of March 31, 2006	Carrying Value	Net Unrealized Gains (Losses)		Estimated Fair Value
(in thousands)
Assets
Cash and due from banks	$1,478	$		$1,478
Interest-bearing deposits	1,142,213		(297)	1,141,916
Securities purchased under agreement to resell	400,000			400,000
Federal funds sold	7,782,600		(1,080)	7,781,520
Held-to-maturity securities	14,872,882		(385,718)	14,487,164
Advances	21,924,243		4,552	21,928,795
Mortgage loans held for portfolio	7,003,318		(294,072)	6,709,246
Accrued interest receivable	191,520			191,520
Derivative assets	23,872			23,872
Other Assets	19,464			19,464

Liabilities
Deposits	(906,243)		37	(906,206)
Securities sold under agreements to repurchase	(195,250)			(195,250)
Consolidated obligations:
Discount notes	(11,414,410)		1,432	(11,412,978)
Bonds	(37,728,949)		303,642	(37,425,307)
Mandatorily redeemable Class B stock	(68,197)			(68,197)
Accrued interest payable	(460,563)			(460,563)
Derivative liabilities	(133,462)			(133,462)
Other liabilities	(230,874)			(230,874)

Other
Commitments to extend credit for advances	(1,027)			(1,027)
Commitments to issue consolidated obligation bonds			1,020	1,020

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

As of December 31, 2005	Carrying Value	Net Unrealized Gains (Losses)	Estimated Fair Value
(in thousands)
Assets
Cash and due from banks	$4,124		$4,124
Interest-bearing deposits	1,430,367	15	1,430,382
Securities purchased under agreement to resell	850,000		850,000
Federal funds sold	6,428,000	(45)	6,427,955
Held-to-maturity securities	14,877,594	(292,895)	14,584,699
Advances	21,435,492	28,051	21,463,543
Mortgage loans held for portfolio	7,215,607	(190,257)	7,025,350
Accrued interest receivable	250,943		250,943
Derivative assets	13,205		13,205

Liabilities
Deposits	(800,820)	21	(800,799)
Securities sold under agreements to repurchase	(393,500)		(393,500)
Consolidated obligations:
Discount notes	(10,620,951)	2,843	(10,618,108)
Bonds	(37,881,557)	89,187	(37,792,370)
Mandatorily redeemable Class B stock	(66,259)		(66,259)
Accrued interest payable	(377,236)		(377,236)
Derivative liabilities	(133,765)		(133,765)

Other
Commitments to extend credit for advances	(1,027)		(1,027)
Commitments to issue consolidated obligation bonds		77	77

NOTE 11

TRANSACTIONS WITH RELATED PARTIES AND OTHER FHLBANKS

• Transactions with Members • We are a cooperative whose members own our Class B stock and may receive dividends on their investments in our stock. In addition, certain former members that have outstanding transactions with us, such as advances, are also required to maintain their investment in our Class B stock until the transactions mature or are paid off and the capital stock is redeemed. Virtually all our advances are issued to members, and all mortgage loans held for portfolio have been purchased from members. We also maintain demand deposit accounts for members, primarily to facilitate settlement activities that are directly related to advances and mortgage loan purchases. Such transactions with members are entered into in the normal course of business. In instances where a member also has an officer who is a director of the Seattle Bank, transactions with such a member are subject to the same eligibility and credit criteria, as well as the same terms and conditions, as other similar transactions, although the Board of Directors has imposed certain restrictions on the repurchase of stock held by members who have officers on our board. For purposes of these financial statements, we define related parties as those members with Class B stock outstanding in excess of 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock.

In addition, we have investments in federal funds sold, interest-bearing deposits, and mortgage-backed securities with members or their affiliates. All investments are transacted at market prices and mortgage-backed securities are purchased through securities brokers or dealers. In addition, in the past we have entered into offsetting interest-rate exchange agreements, acting as an intermediary between offsetting derivative transactions with members and other counterparties, although we discontinued offering this service as a standard product in mid-2004. These transactions were also executed at market rates.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

For member transactions related to: concentration associated with advances, see Note 4; mortgage loans held for portfolio and the sale of government-insured mortgage loans to an affiliate of one of our members, see Note 5; capital stock, see Note 7; and concentrations of investments in mortgage-backed securities issued by affiliates of our members, Note 3.

The following tables set forth information with respect to the bank’s transactions with the members and their affiliates and former members and their affiliates with outstanding transactions.

	As of March 31, 2006	As of December 31, 2005
(In thousands)
Assets
Cash	$425	$511
Interest-bearing deposits	300,000	300,000
Federal funds sold	414,000	580,000
Held-to-maturity securities	1,580,622	1,665,719
Advances*	21,870,034	21,377,438
Mortgage loans held for portfolio	7,003,116	7,215,404
Accrued interest receivable	129,810	131,614
Derivative assets	12,331	3,709

Total Assets	31,310,338	31,274,395

Liabilities
Deposits	819,427	624,924
Mandatorily redeemable Class B stock	60,716	58,779
Derivative liabilities	10,206	9,260

Total liabilities	890,349	692,963

Other
Notional amount of derivatives	3,071,375	2,998,857
Letters of credit	117,676	109,934

*	Includes the effect of associated derivatives with members or their affiliates.

For the Three Months Ended March 31,	2006	2005
(In thousands)
Interest Income
Advances*	$249,761	$144,311
Prepayment fees on advances	344	1,663
Interest-bearing deposits	2,662
Federal funds sold	5,057	694
Held-to-maturity securities	18,898	18,558
Mortgage loans held for portfolio	93,760	133,036

Total interest income	$370,482	$298,262

Interest Expense
Deposits	7,690	4,784
Consolidated obligations*	925	538
Mandatorily redeemable Class B stock		(3)

Total interest expense	8,615	5,319

Net Interest Income	361,867	292,943

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

For the Three Months Ended March 31,	2006	2005
(In thousands)
Other Income (Loss)
Service fees	457	520
Net gain (loss) on derivatives and hedging activities*	458	(1,836)
Other income	46

Total other gain (loss)	$961	$(1,316)

*	Includes the effect of associated derivatives with members or their affiliates.

TRANSACTIONS WITH CERTAIN MEMBERS

The following tables set forth information at the dates and for the periods indicated with respect to transactions with (1) members and former members holding more than 10% of the outstanding shares of our capital stock at each respective period end, (2) members or former members with a representative serving on our Board of Directors at any time during the year ended on the respective dates or during the respective periods, and (3) affiliates of the foregoing members or former members.

	As of March 31, 2006	As of December 31, 2005
(In thousands)
Assets
Cash	$425	$511
Federal funds sold	280,000	280,000
Held-to-maturity securities	480,563	514,015
Advances*	13,472,359	13,453,796
Mortgage loans held for portfolio	6,343,651	6,588,757
Accrued interest receivable	88,093	93,930
Derivative assets	12,331	3,709

Total Assets	$20,677,422	$20,934,718

Liabilities
Deposits	$20,130	$22,700

Total liabilities	$20,130	$22,700

Other
Notional amount of derivatives	$512,900	$565,900
Letters of credit	12,056	12,056

*	Includes the effect of associated derivatives with members or their affiliates.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

For the Three Months Ended March 31,	2006	2005
(In thousands)
Interest Income
Advances*	$152,662	$77,800
Prepayment fees on advances		1,365
Federal funds sold	3,422	473
Held-to-maturity securities	5,736	3,492
Mortgage loans held for portfolio	85,122	116,134

Total interest income	$246,942	$199,264

Interest Expense
Deposits	195	127
Consolidated obligations*	232	1

Total interest expense	427	128

Net Interest Income	246,515	199,136

Other Income (Loss)
Net gain on derivatives and hedging activities	54	2,400
Other income (loss)	(10)

Total other Income (loss)	$44	$2,400

*	Includes the effect of associated derivatives with members or their affiliates.

TRANSACTIONS WITH OTHER FHLBANKS

Our transactions with other FHLBanks are identified on the face of our financial statements. For additional information on our investments in other FHLBanks’ consolidated obligation bonds, see Note 6. For debt transfers from other FHLBanks, see Note 6.

NOTE 12

COMMITMENTS AND CONTINGENCIES

All FHLBanks have joint and several liability for the consolidated obligations issued on behalf of the FHLBank System. Accordingly, one or more of the FHLBanks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any FHLBank’s consolidated obligations, even in the absence of a default of an FHLBank. Although it has never occurred, to the extent that an FHLBank would make a payment on a consolidated obligation on behalf of another FHLBank, the paying FHLBank would be entitled to reimbursement from the other FHLBank. However, if the Finance Board determines that an FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro-rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding or on any other basis the Finance Board may determine. No FHLBank has ever defaulted on a consolidated obligation, and the joint and several requirements have never been invoked.

The par amounts of the FHLBanks’ outstanding consolidated obligations, including consolidated obligations held by other FHLBanks, were $935.8 billion and $937.5 billion as of March 31, 2006 and December 31, 2005.

The FHLBank Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase consolidated obligations of the FHLBanks aggregating not more than $4.0 billion. The Secretary of the Treasury determines the terms, conditions, and interest rates. There were no such purchases by the U.S. Treasury during the three months ended March 31, 2006 and the year ended December 31, 2005.

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31, 2006 and 2005

Commitments that legally bind and unconditionally obligate us for additional advances totaled $43.5 million and $37.8 million as of March 31, 2006 and December 31, 2005. Commitments generally are for periods of up to 12 months. Standby letters of credit were approximately $117.7 million and $109.9 million as of March 31, 2006 and December 31, 2005 and had original terms of one month to 15 years, with a final expiration in 2015. Based on our credit analyses and collateral requirements, we do not consider it necessary to have any provision for credit losses on these commitments.

We have entered into a standby bond purchase agreement with a state housing authority, whereby we agree to purchase and hold the authority’s bonds until the designated marketing agent can find a suitable investor or the housing authority repurchases the bond according to a schedule established by the standby agreement. The bond purchase agreement expires May 2008. Total commitments for bond purchases were $75.6 million as of March 31, 2006 and December 31, 2005.

We entered into agreements to issue $415 million and $80 million par value of consolidated obligation bonds as of March 31, 2006 and December 31, 2005.

We are subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on our financial condition or results of operations.

NOTE 13

SUBSEQUENT EVENTS

• Class A and Excess Stock Pool Amendments • In May 2006, our Board of Directors approved amendments to our capital plan to encourage new advance activity. If the Finance Board approves these amendments, we would create an excess stock pool to permit members to use other members’ excess stock and we would create Class A stock, in each case, to support new advances. We anticipate that Class A stock would be subject to the same advances-activity-based stock purchase requirement as for Class B stock. One consequence of such amendments would be that any additional advance activity supported by the excess stock pool or purchases of Class A stock could adversely affect our capital-to-assets ratio, which is required to be at least 4.25%. The need to maintain our minimum capital-to-assets ratio could further constrain the growth of our advances from time to time.

EXHIBITS INDEX

Exhibit Number	Description of Exhibit
3.1*	Form of Organization Certificate of the Federal Home Loan Bank of Seattle (formerly the Federal Home Loan Bank of Spokane), adopted December 31, 1963.

3.2*	Bylaws of the Federal Home Loan Bank of Seattle, as adopted March 31, 2006.

4.1*	Capital Plan of the Federal Home Loan Bank of Seattle, adopted March 5, 2002, as amended November 22, 2002, December 8, 2004, March 9, 2005, and June 8, 2005.

10.1*	Written Agreement between the Federal Home Loan Bank of Seattle and the Federal Housing Finance Board, effective December 10, 2004.

10.2*	Employment Agreement between the Federal Home Loan Bank of Seattle and James R. Faulstich, dated as of February 14, 2005.

10.3*	Resignation and Release Agreement between the Federal Home Loan Bank of Seattle and Norman B. Rice, effective March 15, 2005.

10.4*	Settlement Agreement and Release among the Federal Home Loan Bank of Seattle, Allan Landon and Bank of Hawaii, dated as of May 12, 2005.

10.5*	Settlement Agreement and Release among the Federal Home Loan Bank of Seattle, Roy M. Whitehead and Washington Federal Savings, dated as of May 12, 2005.

10.6*	Employment Agreement between Federal Home Loan Bank of Seattle and James E. Gilleran dated as of May 31, 2005.

10.7*	Employment Agreement between Federal Home Loan Bank of Seattle and Richard M. Riccobono, dated as of July 19, 2005, effective as of August 10, 2005.

10.8*	Separation and Release Agreement between Federal Home Loan Bank of Seattle and David Bley, effective August 31, 2005.

10.9*	Separation and Release Agreement between Federal Home Loan Bank of Seattle and Kevin Crowe, dated as of November 3, 2005.

10.10*	Office Lease Agreement between the Federal Home Loan Bank of Seattle and Fifteen-O-One Fourth Avenue LP, as amended, dated as of July 15, 1991.

10.11*	Retirement Fund Benefit Equalization Plan of the Federal Home Loan Bank of Seattle, as amended, effective November 23, 1991.

10.12*	Thrift Plan Benefit Equalization Plan of the Federal Home Loan Bank of Seattle, as amended, effective July 1, 1994.

10.13	Deferred Compensation Plan for the Board of Directors of the Federal Home Loan Bank of Seattle, as amended, effective March 21, 1997.

10.14*	Bank Incentive Compensation Plan: Annual Plan for Exempt Staff and Officers of the Federal Home Loan Bank of Seattle.

10.15*	Bank Incentive Compensation Plan: Long-Term Incentive Plan of the Federal Home Loan Bank of Seattle.

10.16*	Bank Incentive Compensation Plan: Annual Plan for President and Chief Executive Officer of the Federal Home Loan Bank of Seattle.

10.17*	Form of Advances, Security and Deposit Agreement.

10.18**	Purchase Price and Terms Letter between Federal Home Loan Bank of Seattle and Bank of America, National Association, dated August 25, 2005.

10.19	Federal Housing Finance Board Waiver Concerning the Direct Placement of Consolidated Obligations, dated December 15, 2005 (relating to Exhibit 10.1).

12.1	Computation of Ratio of Earnings to Fixed Charges.

*	Previously filed.
**	Previously filed and portions of this exhibit have been omitted pursuant to a request for confidential treatment.